Schwab Equity Index Funds

Semiannual Report
April 30, 2005

Schwab S&P 500 Index Fund
(formerly Schwab S&P 500 Fund)

Schwab 1000 Index® Fund
(formerly Schwab 1000 Fund®)

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab to perform a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time I've watched the mutual fund market grow, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals.

We have designed Schwab equity funds to deliver a combination of strong performance and good value. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Dividend Equity Fund, which performed very well over the report period. The Fund is one of eight powered by Schwab Equity Ratings® and uses the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 annual stock-selection competition.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We will continue to expand the array of products and services that can help you meet your long- and short-term investment goals.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the six months ended April 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

I'm also happy to announce that Schwab Funds has launched another fund. The Schwab Premier Equity Fund™, the newest addition to Schwab Funds' Active Equity Fund family, was launched on March 21, 2005. The Schwab Premier Equity Fund portfolio managers use a multi-cap strategy and include a variety of investment styles and asset classes, shifting between growth and value according to market conditions. The Fund also is diversified across all sectors. With this broad coverage, the Schwab Premier Equity Fund can be an integral part of a balanced, diversified portfolio that can help you reach your long-term investment goals.

In terms of value, the Schwab Premier Equity Fund, as well as other Schwab funds, offer Select Shares, a share class that has lower expenses and higher investment minimums than Investor Shares.

I speak for all of Schwab Funds when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can trust to watch out for their best interests.

I continue to look for more ways to offer you relevant choices and value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, vice president and senior portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

If the 2004 equity market ended with a bang, the 2005 market started with a whimper, with all the major equity indices down from their year-end highs at the end of April. For the six-month report period, however, the S&P 500® Index[1] was still up 3.28%, due to the end-of-year rally. The broader Dow Jones Wilshire 5000 Composite Index[SM2] was up 3.50% for the report period, again predominantly because of strong equity returns in November and December 2004. Small-cap stocks lost their leading position to their larger-cap cohorts, and value continued to be the favored style. Stocks were volatile and sentiment was fickle in the face of high energy prices, indications of budding inflation, and prospects of the Federal Reserve continuing to raise short-term interest rates, which it did four times during the six-month report period.

Early in the period, investors were heartened when oil prices dipped and the U.S. presidential election results were uncontested. Unfortunately, the brief respite in oil prices was short-lived and strengthening global demand for oil, particularly in the Pacific Rim, and refinery constraints at home drove crude prices to record highs, above $50 per barrel in mid-February.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive. Consumer sentiment, however, hit a soft patch and started to weaken in 2005. First-quarter GDP came in at 3.1%, slightly below expectations and weaker than the fourth quarter, when it was 3.8%. In this environment, retail sales softened.

Despite the slowdown in the GDP, strong labor market conditions remained positive for domestic consumption. On the earnings front, fourth-quarter earnings were generally better than expected due, in part,

Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Dow Jones", "Wilshire", "The DJW 5000SM", "The Dow Jones Wilshire 5000SM" and "The Dow Jones Wilshire 5000 Composite IndexSM" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite IndexSM, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day co-manager of the funds except for the Schwab Total Stock Market Index Fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

to strong reports from companies in the Energy sector. Expectations for first-quarter earnings remained upbeat, although weaker than recent quarters, due to difficult year-over-year comparisons.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation. This productivity, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control.

While high energy prices remained a significant headwind for economic performance, they certainly helped boost oil companies' bottom lines. In fact, the strongest sector, according to S&P, was Energy, closely followed by Utilities and then Health Care. On the flip side, Information Technology was the worst performing sector over the report period, while the Consumer Discretionary sector also suffered.

The Schwab S&P 500 Fund ended the six-month report period up 3.13%, tracking its benchmark, the S&P 500 Index, which was up 3.28%. Interestingly, most of this appreciation occurred during the beginning of the report period. Once the calendar turned into 2005, the equity markets became extremely volatile. While the pace of growth decelerated during the report period, the price of crude oil still increased, making

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 3.28% **S&P 500® Index:** measures U.S. large-cap stocks
- -0.15% **Russell 2000® Index:** measures U.S. small-cap stocks
- 8.71% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 0.98% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the six months ended 4/30/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Index Fund
Investor Shares **3.13%**
Select Shares® **3.25%**
e.Shares® **3.21%**
Benchmark **3.28%**

Performance Details . . . . pages 6-8

Schwab 1000 Index® Fund
Investor Shares **3.59%**
Select Shares **3.66%**
Benchmark **3.63%**

Performance Details . . . . . pages 10-11

Schwab Small-Cap Index Fund®
Investor Shares **0.59%**
Select Shares **0.65%**
Benchmark **0.69%**

Performance Details . . . . . pages 13-14

Schwab Total Stock Market Index Fund®
Investor Shares **3.49%**
Select Shares **3.57%**
Benchmark **3.50%**

Performance Details . . . . . pages 16-17

Schwab International Index Fund®
Investor Shares **8.09%**
Select Shares **8.20%**
Benchmark **7.87%**

Performance Details . . . . . pages 19-20

energy-related stocks the top performers. Within this Fund, the best performing sectors were Utilities and Energy. On the downside, Information Technology was the worst performing sector during the report period.

The Schwab 1000 Index Fund was up 3.59% for the report period, closely tracking its benchmark, the Schwab 1000 Index®, which was up 3.63%. Once the calendar turned into 2005, the equity markets became extremely volatile. While the price of a barrel of oil continued to rise during the report period, the pace of growth decelerated, making energy-related stocks the top performers in the Fund. In addition to Energy, the Utilities sector also was strong. On the downside, Information Technology continued to struggle.

The Schwab Small-Cap Index Fund was up 0.59% for the period, tracking its benchmark, the Schwab Small-Cap Index, which was up 0.69%. While this Fund tended to be more volatile than the large-cap fund, the price of oil impacted performance significantly, and just as its larger-cap cohorts rallied in the Energy sector, so, too, did small cap. Consumer Staples also performed well. On the downside, the Information Technology and Telecommunications Services sectors continued to struggle.

The Schwab Total Stock Market Index Fund was up 3.49% for the six-month report period, nearly matching its benchmark, the Dow Jones Wilshire 5000 Composite Index, which was up 3.50%. The best performing sectors in the Fund were Health Care and Energy. Conversely, Information Technology was the worst performing sector.

The Schwab International Index Fund was up 8.09%, outperforming its benchmark, the Schwab International Index, which was up 7.87% for the six-month report period. Within the Fund, Australia was the best performing country, while Singapore contributed the least to returns. The top sectors were Consumer Staples and Health Care, while Information Technology performed as poorly overseas as it did in the U.S.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Index Fund

Investor Shares Performance as of 4/30/05

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares** Ticker Symbol: SWPIX
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	2.88%	0.96%	5.77%	3.36%	-3.56%	-3.39%	7.46%	n/a
Post-Liquidation (shares were sold)	2.38%	1.00%	4.27%	2.63%	-2.87%	-2.56%	6.70%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ $19,722 **Investor Shares**
- ■ $20,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Select Shares® Performance as of 4/30/05

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWPPX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	▦	■	▦	■	▦	■	▦
Pre-Liquidation (still own shares)	2.99%	0.96%	5.98%	3.36%	-3.43%	-3.39%	5.20%	n/a
Post-Liquidation (shares were sold)	2.48%	1.00%	4.45%	2.63%	-2.76%	-2.56%	4.67%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $77,245 **Select Shares**
■ $78,278 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

e.Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares** Ticker Symbol: SWPEX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
	■	▦	■	▦	■	▦	■	▦
Total Returns After Tax								
Pre-Liquidation (still own shares)	2.95%	0.96%	5.84%	3.36%	-3.50%	-3.39%	7.53%	n/a
Post-Liquidation (shares were sold)	2.45%	1.00%	4.34%	2.63%	-2.82%	-2.56%	6.77%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $19,882 **e.Shares**
■ $20,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$91,039
Price/Earnings Ratio (P/E)	19.5
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	3%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000
e.Shares ($500 for retirement and custodial accounts)	$1,000

Top Holdings[4]

Security	% of Net Assets
❶ General Electric Co.	3.6%
❷ Exxon Mobil Corp.	3.4%
❸ Microsoft Corp.	2.4%
❹ Citigroup, Inc.	2.3%
❺ Johnson & Johnson	1.9%
❻ Pfizer, Inc.	1.9%
❼ Bank of America Corp.	1.7%
❽ Wal-Mart Stores, Inc.	1.5%
❾ Intel Corp.	1.4%
❿ Procter & Gamble Co.	1.3%
Total	**21.4%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



■	20.2%	**Financials**
■	14.8%	**Information Technology**
■	13.7%	**Health Care**
■	11.8%	**Industrials**
■	10.9%	**Consumer Discretionary**
■	10.4%	**Consumer Staples**
■	8.5%	**Energy**
■	3.4%	**Utilities**
■	3.2%	**Telecommunication Services**
■	3.1%	**Materials**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Index® Fund

Investor Shares Performance as of 4/30/05

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares** Ticker Symbol: SNXFX
- Benchmark: **Schwab 1000 Index®**
- Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
Pre-Liquidation (still own shares)	3.37%	0.96%	6.24%	3.36%	-2.96%	-3.39%	9.71%	7.18%
Post-Liquidation (shares were sold)	2.63%	1.00%	4.51%	2.63%	-2.39%	-2.56%	8.77%	6.93%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- $26,171 **Investor Shares**
- $27,069 **Schwab 1000 Index®**
- $26,553 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SNXSX
■ Benchmark: **Schwab 1000 Index®**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Total Returns After Tax								
Pre-Liquidation (still own shares)	3.43%	0.96%	6.37%	3.36%	-2.87%	-3.39%	5.74%	n/a
Post-Liquidation (shares were sold)	2.70%	1.00%	4.63%	2.63%	-2.31%	-2.56%	5.13%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ **$80,145 Select Shares**
■ **$81,362 Schwab 1000 Index®**
□ **$78,278 S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	999
Weighted Average Market Cap ($ x 1,000,000)	$79,885
Price/Earnings Ratio (P/E)	20.3
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ General Electric Co.	3.0%
❷ Exxon Mobil Corp.	2.9%
❸ Microsoft Corp.	2.1%
❹ Citigroup, Inc.	1.9%
❺ Pfizer, Inc.	1.6%
❻ Johnson & Johnson	1.6%
❼ Wal-Mart Stores, Inc.	1.6%
❽ Bank of America Corp.	1.4%
❾ Intel Corp.	1.2%
❿ Procter & Gamble Co.	1.1%
Total	**18.4%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.2% **Financials**
- 14.4% **Information Technology**
- 13.4% **Health Care**
- 12.6% **Consumer Discretionary**
- 10.6% **Industrials**
- 10.2% **Consumer Staples**
- 8.1% **Energy**
- 3.4% **Utilities**
- 3.2% **Materials**
- 2.9% **Telecommunication Services**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWSMX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months			1 Year			5 Years			10 Years		
Total Returns After Tax	■		■	■		■	■		■	■		■
Pre-Liquidation (still own shares)	0.50%		-0.36%	6.21%		4.77%	2.51%		7.45%	8.72%		9.73%
Post-Liquidation (shares were sold)	0.52%		1.33%	4.24%		4.87%	2.50%		6.99%	8.02%		9.38%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $24,728 **Investor Shares**
■ $26,957 **Schwab Small-Cap Index**®
□ $24,865 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWSSX
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	0.53%	-0.36%	6.34%	4.77%	2.59%	7.45%	6.68%	n/a
Post-Liquidation (shares were sold)	0.58%	1.33%	4.37%	4.87%	2.58%	6.99%	6.17%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ **$89,555** Select Shares
■ **$93,628** Schwab Small-Cap Index®
□ **$87,356** Russell 2000® Index



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	1,153
Weighted Average Market Cap ($ x 1,000,000)	$1,080
Price/Earnings Ratio (P/E)	27.4
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate[2]	38%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Accredo Health, Inc.	0.2%
❷ Cerner Corp.	0.2%
❸ VCA Antech, Inc.	0.2%
❹ Vintage Petroleum, Inc.	0.2%
❺ Bebe Stores	0.2%
❻ Valassis Communications, Inc.	0.2%
❼ Sybase, Inc.	0.2%
❽ Downey Financial Corp.	0.2%
❾ CACI International, Inc., Class A	0.2%
❿ USG Corp.	0.2%
Total	**2.0%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.2% **Financials**
- 16.8% **Information Technology**
- 16.5% **Consumer Discretionary**
- 14.4% **Industrials**
- 12.3% **Health Care**
- 5.9% **Energy**
- 5.4% **Materials**
- 3.1% **Utilities**
- 3.0% **Consumer Staples**
- 1.2% **Telecommunication Services**
- 0.2% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWTIX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	3.29%	0.96%	6.77%	3.36%	-2.34%	-3.39%	0.18%	n/a
Post-Liquidation (shares were sold)	2.53%	1.00%	4.80%	2.63%	-1.88%	-2.56%	0.25%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $10,272 **Investor Shares**
■ $10,318 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWTSX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	3.36%	0.96%	6.94%	3.36%	-2.23%	-3.39%	0.30%	n/a
Post-Liquidation (shares were sold)	2.61%	1.00%	4.96%	2.63%	-1.77%	-2.56%	0.35%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $51,810 **Select Shares**
■ $51,590 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,905
Weighted Average Market Cap ($ x 1,000,000)	$72,698
Price/Earnings Ratio (P/E)	20.4
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate[2]	1%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **General Electric Co.**	2.7%
❷ **Exxon Mobil Corp.**	2.6%
❸ **Microsoft Corp.**	1.9%
❹ **Citigroup, Inc.**	1.7%
❺ **Pfizer, Inc.**	1.5%
❻ **Johnson & Johnson**	1.5%
❼ **Wal-Mart Stores, Inc.**	1.4%
❽ **Bank of America Corp.**	1.3%
❾ **Intel Corp.**	1.1%
❿ **Procter & Gamble Co.**	1.0%
Total	**16.7%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.2%	**Financials**
14.6%	**Information Technology**
13.4%	**Health Care**
12.8%	**Consumer Discretionary**
11.0%	**Industrials**
9.5%	**Consumer Staples**
7.9%	**Energy**
3.4%	**Materials**
3.3%	**Utilities**
2.8%	**Telecommunication Services**
0.1%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 4/30/05

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- **Fund: Investor Shares** Ticker Symbol: SWINX
- **Benchmark: Schwab International Index®**
- **Fund Category: Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
Pre-Liquidation (still own shares)	7.71%	5.29%	14.26%	10.78%	-2.39%	-3.39%	4.75%	4.36%
Post-Liquidation (shares were sold)	5.55%	3.76%	9.84%	7.39%	-1.86%	-2.56%	4.29%	4.27%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- $16,445 **Investor Shares**
- $17,137 **Schwab International Index®**
- $15,933 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares® Performance as of 4/30/05

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWISX
■ Benchmark: **Schwab International Index**®
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	7.79%	5.29%	14.42%	10.78%	-2.29%	-3.39%	3.04%	n/a
Post-Liquidation (shares were sold)	5.65%	3.76%	10.00%	7.39%	-1.77%	-2.56%	2.77%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $65,395 **Select Shares**
■ $66,901 **Schwab International Index**®
□ $66,712 **MSCI EAFE**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.0%
❷ HSBC Holdings PLC	2.4%
❸ Vodafone Group PLC	2.3%
❹ GlaxoSmithKline PLC	2.0%
❺ Total SA	1.9%
❻ Royal Dutch Petroleum Co.	1.6%
❼ Novartis AG, Registered	1.6%
❽ Nestle SA, Registered	1.5%
❾ Toyota Motor Corp.	1.3%
❿ Royal Bank of Scotland Group PLC	1.3%
Total	**18.9%**

Statistics

Number of Holdings	355
Weighted Average Market Cap ($ x 1,000,000)	$57,739
Price/Earnings Ratio (P/E)	16.3
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[3]	9%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



30.6%	Financials
11.1%	Energy
10.4%	Consumer Discretionary
8.8%	Consumer Staples
8.4%	Health Care
8.4%	Telecommunication Services
6.5%	Industrials
5.6%	Utilities
5.5%	Materials
4.5%	Information Technology
0.2%	Other

Country



27.2%	United kingdom
17.2%	Japan
10.8%	France
7.5%	Switzerland
7.4%	Germany
6.1%	Canada
5.5%	Netherlands
4.5%	Australia
4.4%	Spain
9.4%	Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

[4] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2004 and held through April 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Schwab S&P 500 Index Fund				
Investor Shares				
Actual Return	0.37%	$1,000	$1,031.30	$1.86
Hypothetical 5% Return	0.37%	$1,000	$1,022.97	$1.85
Select Shares®				
Actual Return	0.19%	$1,000	$1,032.50	$0.95
Hypothetical 5% Return	0.19%	$1,000	$1,023.86	$0.95
e.Shares®				
Actual Return	0.26%	$1,000	$1,032.10	$1.31
Hypothetical 5% Return	0.26%	$1,000	$1,023.51	$1.30
Schwab 1000 Index® Fund				
Investor Shares				
Actual Return	0.50%	$1,000	$1,035.90	$2.54
Hypothetical 5% Return	0.50%	$1,000	$1,022.30	$2.52
Select Shares				
Actual Return	0.35%	$1,000	$1,036.60	$1.78
Hypothetical 5% Return	0.35%	$1,000	$1,023.05	$1.77

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.58%	$1,000	$1,005.90	$2.90
Hypothetical 5% Return	0.58%	$1,000	$1,021.90	$2.93
Select Shares				
Actual Return	0.42%	$1,000	$1,006.50	$2.09
Hypothetical 5% Return	0.42%	$1,000	$1,022.71	$2.10
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.54%	$1,000	$1,034.90	$2.75
Hypothetical 5% Return	0.54%	$1,000	$1,022.10	$2.73
Select Shares				
Actual Return	0.39%	$1,000	$1,035.70	$1.97
Hypothetical 5% Return	0.39%	$1,000	$1,022.86	$1.95
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.69%	$1,000	$1,080.90	$3.56
Hypothetical 5% Return	0.69%	$1,000	$1,021.38	$3.46
Select Shares				
Actual Return	0.50%	$1,000	$1,082.00	$2.58
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.50

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.61	16.36	13.79	16.45	22.15	21.17
Income or loss from investment operations:						
Net investment income	0.19	0.23	0.20	0.20	0.17	0.17
Net realized and unrealized gains or losses	0.37	1.23	2.57	(2.68)	(5.70)	1.06
Total income or loss from investment operations	0.56	1.46	2.77	(2.48)	(5.53)	1.23
Less distributions:						
Dividends from net investment income	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)	(0.18)
Distributions from net realized gains	—	—	—	—	—	(0.07)
Total distributions	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)	(0.25)
Net asset value at end of period	17.87	17.61	16.36	13.79	16.45	22.15
Total return (%)	3.13[1]	9.03	20.39	(15.32)	(25.11)	5.81
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.37[2]	0.37	0.36	0.35	0.35	0.36[3]
Gross operating expenses	0.42[2]	0.45	0.46	0.46	0.46	0.52
Net investment income	2.06[2]	1.35	1.45	1.21	0.95	0.81
Portfolio turnover rate	3[1]	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	3,813	3,849	3,510	2,760	3,070	3,617

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.68	16.41	13.83	16.50	22.21	21.23
Income or loss from investment operations:						
Net investment income	0.21	0.26	0.24	0.22	0.20	0.20
Net realized and unrealized gains or losses	0.37	1.24	2.57	(2.69)	(5.71)	1.06
Total income or loss from investment operations	0.58	1.50	2.81	(2.47)	(5.51)	1.26
Less distributions:						
Dividends from net investment income	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)	(0.21)
Distributions from net realized gains	–	–	–	–	–	(0.07)
Total distributions	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)	(0.28)
Net asset value at end of period	17.94	17.68	16.41	13.83	16.50	22.21
Total return (%)	3.25[1]	9.25	20.62	(15.20)	(24.97)	5.94
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.19[2]	0.19	0.19	0.19	0.19	0.20[3]
Gross operating expenses	0.27[2]	0.30	0.31	0.31	0.31	0.36
Net investment income	2.25[2]	1.53	1.63	1.37	1.11	0.98
Portfolio turnover rate	3[1]	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	3,805	4,119	3,692	3,029	3,563	4,357

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.19% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

e.Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.62	16.37	13.79	16.46	22.17	21.21
Income or loss from investment operations:						
Net investment income	0.21	0.26	0.23	0.23	0.20	0.20
Net realized and unrealized gains or losses	0.36	1.21	2.56	(2.71)	(5.71)	1.04
Total income or loss from investment operations	0.57	1.47	2.79	(2.48)	(5.51)	1.24
Less distributions:						
Dividends from net investment income	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)	(0.21)
Distributions from net realized gains	—	—	—	—	—	(0.07)
Total distributions	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)	(0.28)
Net asset value at end of period	17.88	17.62	16.37	13.79	16.46	22.17
Total return (%)	3.21[1]	9.10	20.55	(15.32)	(25.02)	5.84
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.26[2]	0.28	0.28	0.28	0.28	0.29[3]
Gross operating expenses	0.27[2]	0.30	0.31	0.31	0.31	0.36
Net investment income	2.19[2]	1.44	1.54	1.28	1.02	0.88
Portfolio turnover rate	3[1]	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	237	249	246	220	304	441

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Common Stock	7,050,716	7,841,207
0.0% U.S. Treasury Obligations	947	947
99.8% Total Investments	7,051,663	7,842,154
7.4% Collateral Invested for Securities on Loan	574,423	574,423
(7.2)% Other Assets and Liabilities, Net		(561,978)
100.0% Total Net Assets		7,854,599

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**46,891**
Banks 7.7%		
❼ Bank of America Corp. 2,999,740	1.7	135,108
■ Fannie Mae 715,743	0.5	38,614
U.S. Bancorp 1,370,545	0.5	38,238
Wachovia Corp. 1,173,320	0.8	60,051
Wells Fargo & Co. 1,254,900	1.0	75,219
Other Securities	3.2	255,348
	7.7	**602,578**
Capital Goods 9.2%		
3M Co. 571,569	0.6	43,708
▲❶ General Electric Co. 7,838,044	3.6	283,737
■ Tyco International Ltd. 1,489,742	0.6	46,644
United Technologies Corp. 378,665	0.5	38,518
Other Securities	3.9	308,638
	9.2	**721,245**
Commercial Services & Supplies 0.9%		
Other Securities	**0.9**	**73,513**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 1.2%		
Other Securities	**1.2**	**92,724**
Diversified Financials 7.8%		
American Express Co. 868,087	0.6	45,748
▮The Charles Schwab Corp. 856,651	0.1	8,866
❹ Citigroup, Inc. 3,864,055	2.3	181,456
JPMorgan Chase & Co. 2,629,773	1.2	93,331
Merrill Lynch & Co., Inc 688,294	0.5	37,120
Morgan Stanley 823,373	0.6	43,326
Other Securities	2.5	201,136
	7.8	**610,983**
Energy 8.5%		
ChevronTexaco Corp. 1,557,321	1.0	80,981
ConocoPhillips 514,909	0.7	53,988
❷ Exxon Mobil Corp. 4,721,923	3.4	269,291
Other Securities	3.4	261,946
	8.5	**666,206**
Food & Staples Retailing 2.8%		
▮▲❽ Wal-Mart Stores, Inc. 2,507,092	1.5	118,184
Other Securities	1.3	102,370
	2.8	**220,554**
Food Beverage & Tobacco 5.0%		
▮ Altria Group, Inc. 1,530,793	1.3	99,486
The Coca-Cola Co. 1,676,447	0.9	72,825
PepsiCo, Inc. 1,240,967	0.9	69,047
Other Securities	1.9	153,073
	5.0	**394,431**
Health Care Equipment & Services 5.0%		
Medtronic, Inc. 895,053	0.6	47,169
UnitedHealth Group, Inc. 474,623	0.6	44,857
Other Securities	3.8	297,112
	5.0	**389,138**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Hotels Restaurants & Leisure 1.5%		
Other Securities	**1.5**	**114,721**
Household & Personal Products 2.6%		
The Gillette Co. 733,546	0.5	37,880
▲❿ Procter & Gamble Co. 1,866,731	1.3	101,083
Other Securities	0.8	65,501
	2.6	**204,464**
Insurance 4.1%		
American International Group, Inc. 1,927,413	1.2	98,009
Other Securities	2.9	224,945
	4.1	**322,954**
Materials 3.1%		
Other Securities	**3.1**	**242,082**
Media 3.9%		
• Comcast Corp., Class A 1,637,001	0.7	52,564
• Time Warner, Inc. 3,401,045	0.7	57,171
Viacom, Inc., Class B 1,261,757	0.6	43,682
The Walt Disney Co. 1,515,087	0.5	39,998
Other Securities	1.4	112,305
	3.9	**305,720**
Pharmaceuticals & Biotechnology 8.7%		
Abbott Laboratories 1,153,605	0.7	56,711
• Amgen, Inc. 926,976	0.7	53,959
Bristol-Myers Squibb Co. 1,445,017	0.5	37,571
Eli Lilly & Co. 838,198	0.6	49,009
❺ Johnson & Johnson 2,200,563	1.9	151,025
Merck & Co., Inc. 1,634,020	0.7	55,393
❻ Pfizer, Inc. 5,521,031	1.9	150,006
Wyeth 988,721	0.6	44,433
Other Securities	1.1	88,747
	8.7	**686,854**
Real Estate 0.6%		
Other Securities	**0.6**	**44,971**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Retailing 3.8%		
Home Depot, Inc. 1,625,066	0.7	57,479
Other Securities	3.1	240,537
	3.8	**298,016**
Semiconductors & Semiconductor Equipment 3.0%		
❾ Intel Corp. 4,608,177	1.4	108,384
Other Securities	1.6	130,216
	3.0	**238,600**
Software & Services 5.4%		
▲❸ Microsoft Corp. 7,482,586	2.4	189,309
• Oracle Corp. 3,325,153	0.5	38,439
Other Securities	2.5	195,413
	5.4	**423,161**
Technology Hardware & Equipment 6.3%		
• Cisco Systems, Inc. 4,783,466	1.1	82,658
• Dell, Inc. 1,818,384	0.8	63,334
Hewlett-Packard Co. 2,142,791	0.6	43,863
International Business Machines Corp. 1,208,120	1.2	92,276
Qualcomm, Inc. 1,217,843	0.5	42,490
Other Securities	2.1	174,455
	6.3	**499,076**
Telecommunication Services 3.2%		
SBC Communications, Inc. 2,442,820	0.7	58,139
Verizon Communications, Inc. 2,049,861	0.9	73,385
Other Securities	1.6	118,183
	3.2	**249,707**
Transportation 1.6%		
United Parcel Service, Inc., Class B 828,253	0.7	59,063
Other Securities	0.9	70,766
	1.6	**129,829**
Utilities 3.3%		
Other Securities	**3.3**	**262,789**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills		
2.73%-2.76%, 06/16/05		
950	**0.0**	**947**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)
Collateral Invested for Securities on Loan 7.4% of net assets	

Commercial Paper & Other Corporate Obligations 1.6%

	Face Amount	Value
Bank of America Corp.		
2.80%, 05/02/05	16,073	16,073
Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	6,743	6,742
Fortis Bank NY		
2.06%, 06/08/05	8,678	8,676
1.78%, 06/06/05	8,409	8,408
Skandinav Enskilda Bank		
2.94%, 05/17/05	59,617	59,617
Societe Generale		
2.91%, 05/16/05	21,791	21,783
		121,299

Summary of Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Short-Term Investments 5.8%	
Institutional Money Market Trust 429,235,810	429,236

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, TIme Deposit 2.95%, 05/02/05	23,888	23,888
		453,124

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 06/17/05	28	1,622	**8**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $554,924 of securities on loan)	$7,842,154
Collateral invested for securities on loan	574,423
Receivables:	
Fund shares sold	4,083
Interest	6
Dividends	9,898
Investments sold	5,071
Due from brokers for futures	22
Income from securities on loan	73
Prepaid expenses	+ 89
Total assets	**8,435,819**

Liabilities

Collateral invested for securities on loan	574,423
Bank overdraft	817
Payables:	
Fund shares redeemed	5,492
Interest expense	18
Investment adviser and administrator fees	72
Transfer agent and shareholder service fees	86
Accrued expenses	+ 312
Total liabilities	**581,220**

Net Assets

Total assets	8,435,819
Total liabilities	− 581,220
Net assets	**$7,854,599**

Net Assets by Source

Capital received from investors	7,755,373
Net investment income not yet distributed	40,330
Net realized capital losses	(731,603)
Net unrealized capital gains	790,499

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,812,537		213,309		$17.87
Select Shares	$3,805,309		212,146		$17.94
e.Shares	$236,753		13,241		$17.88

Unless stated, all numbers x 1,000.

The fund paid $7,051,663 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$246,683
Sales/maturities	$803,968

The fund's total security transactions (including transactions related to the redemption-in-kind) with other Schwab Funds® during the period were $473,144.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$7,134,258

Net unrealized gains and losses:

Gains	$1,960,557
Losses	+(1,252,661)
	$707,896

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$94,491
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	72,381
2012	+ 29,609
	$578,986

As of April 30, 2005, the following reclassifications were made as a result of the redemption-in-kind with other Schwab Funds:

Reclassifications:

Capital received from investors	$232,619
Reclassified as:	
Realized capital losses	($232,619)

See financial notes.   31

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Dividends	$101,280
Interest	68
Lending of securities	+ 396
Total investment income	**101,744**

Net Realized Gains and Losses

Net realized gains on investments	165,296
Net realized gains on futures contracts	+ 1,216
Net realized gains	**166,512**

Net Unrealized Gains and Losses

Net unrealized gains on investments	29,040
Net unrealized losses on futures contracts	+ (60)
Net unrealized gains	**28,980**

Expenses

Investment adviser and administrator fees	6,057
Transfer agent and shareholder service fees:	
Investor Shares	4,896
Select Shares	2,099
e.Shares	124
Trustees' fees	33
Custodian fees	107
Portfolio accounting fees	559
Professional fees	33
Registration fees	52
Shareholder reports	319
Interest expense	31
Other expenses	+ 65
Total expenses	14,375
Expense reduction	− 2,820
Net expenses	**11,555**

Increase in Net Assets from Operations

Total investment income	101,744
Net expenses	− 11,555
Net investment income	**90,189**
Net realized gains	166,512
Net unrealized gains	+ 28,980
Increase in net assets from operations	**$285,681**

Unless stated, all numbers x 1,000.

Includes gains of $232,619 from redemption-in-kind by other Schwab Funds®.

Calculated as a percentage of average daily net assets: 0.15% of the first $500 million; 0.09% of the next $4.5 billion; 0.08% of the next $5 billion; and 0.07% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $521 from the investment adviser (CSIM) and $2,299 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $195,492.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$90,189	$115,762
Net realized gains or losses	166,512	(33,884)
Net unrealized gains	+ 28,980	600,470
Increase in net assets from operations	**285,681**	**682,348**

Distributions Paid

Dividends from net investment income

	11/1/04–4/30/05	11/1/03–10/31/04
Investor Shares	64,372	46,375
Select Shares	75,732	52,459
e.Shares	+ 4,246	3,356
Total dividends from net investment income	**$144,350**	**$102,190**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	16,399	$299,959	43,461	$748,116
Select Shares	25,742	472,947	48,984	845,969
e.Shares	+ 1,489	27,248	3,507	60,506
Total shares sold	**43,630**	**$800,154**	**95,952**	**$1,654,591**
Shares Reinvested				
Investor Shares	3,214	$58,650	2,680	$44,333
Select Shares	3,694	67,604	2,844	47,146
e.Shares	+ 188	3,430	182	3,018
Total shares reinvested	**7,096**	**$129,684**	**5,706**	**$94,497**
Shares Redeemed				
Investor Shares	(24,880)	($455,722)	(42,120)	($725,021)
Select Shares	(50,273)	(931,039)	(43,789)	(755,806)
e.Shares	+ (2,578)	(47,184)	(4,554)	(78,428)
Total shares redeemed	**(77,731)**	**($1,433,945)**	**(90,463)**	**($1,559,255)**
Net transactions in fund shares	**(27,005)**	**($504,107)**	**11,195**	**$189,833**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	465,701	$8,217,375	454,506	$7,447,384
Total increase or decrease	+ (27,005)	(362,776)	11,195	769,991
End of period	**438,696**	**$7,854,599**	**465,701**	**$8,217,375**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$102,190
Long-term capital gains	$—

For the current period, includes redemption-in-kind by other Schwab Funds® as follows:

Schwab MarketTrack Portfolios:

	Shares	Value
All Equity Portfolio	11,054	$206,923
Growth Portfolio	7,857	$147,092
Balanced Portfolio	4,089	$76,546

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$111	$238
Select Shares	144	238
e.Shares	+ 6	+ 10
Total	**$261**	**$486**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $40,330 and $94,491 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios
Conservative Portfolio	0.6%

See financial notes. 33

Schwab 1000 Index® Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	32.54	30.25	25.25	29.57	39.95	37.12
Income or loss from investment operations:						
Net investment income	0.31	0.37	0.33	0.31	0.26	0.26
Net realized and unrealized gains or losses	0.87	2.26	4.99	(4.36)	(10.40)	2.83
Total income or loss from investment operations	1.18	2.63	5.32	(4.05)	(10.14)	3.09
Less distributions:						
Dividends from net investment income	(0.48)	(0.34)	(0.32)	(0.27)	(0.24)	(0.26)
Net asset value at end of period	33.24	32.54	30.25	25.25	29.57	39.95
Total return (%)	3.59[1]	8.78	21.34	(13.87)	(25.50)	8.34
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.50	0.49	0.46	0.46	0.47[3]
Gross operating expenses	0.50[2]	0.50	0.51	0.52	0.51	0.51
Net investment income	1.77[2]	1.15	1.27	1.04	0.78	0.63
Portfolio turnover rate	5[1]	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	4,220	4,258	3,974	3,223	3,852	5,083

[*] Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.46% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	32.56	30.27	25.26	29.58	39.98	37.16
Income or loss from investment operations:						
Net investment income	0.32	0.42	0.37	0.35	0.31	0.29
Net realized and unrealized gains or losses	0.88	2.25	4.99	(4.36)	(10.41)	2.84
Total income or loss from investment operations	1.20	2.67	5.36	(4.01)	(10.10)	3.13
Less distributions:						
Dividends from net investment income	(0.52)	(0.38)	(0.35)	(0.31)	(0.30)	(0.31)
Net asset value at end of period	33.24	32.56	30.27	25.26	29.58	39.98
Total return (%)	3.66[1]	8.90	21.52	(13.77)	(25.40)	8.46
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.35[2]	0.35	0.35	0.35	0.35	0.36[3]
Gross operating expenses	0.35[2]	0.35	0.36	0.37	0.36	0.36
Net investment income	1.92[2]	1.30	1.41	1.15	0.89	0.74
Portfolio turnover rate	5[1]	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	2,134	2,138	1,996	1,588	1,911	2,159

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Common Stock	3,715,874	6,343,631
0.0% U.S. Treasury Obligation	199	199
99.8% Total Investments	3,716,073	6,343,830
13.8% Collateral Invested for Securities on Loan	879,442	879,442
(13.6)% Other Assets and Liabilities, Net		(868,736)
100.0% Total Net Assets		6,354,536

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**35,398**
Banks 7.4%		
❽ Bank of America Corp. 2,018,767	1.4	90,925
Fannie Mae 480,010	0.4	25,897
U.S. Bancorp 932,065	0.4	26,005
Wachovia Corp. 796,843	0.7	40,782
Wells Fargo & Co. 837,567	0.8	50,204
Other Securities	3.7	237,811
	7.4	**471,624**
Capital Goods 7.7%		
3M Co. 388,920	0.5	29,741
▲❶ General Electric Co. 5,236,534	3.0	189,563
United Technologies Corp. 253,741	0.4	25,811
Other Securities	3.8	245,405
	7.7	**490,520**
Commercial Services & Supplies 1.2%		
Other Securities	**1.2**	**79,333**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 1.6%		
Other Securities	**1.6**	**99,996**
Diversified Financials 7.1%		
American Express Co. 629,888	0.5	33,195
▌The Charles Schwab Corp. 684,290	0.1	7,082
❹ Citigroup, Inc. 2,566,700	1.9	120,532
JPMorgan Chase & Co. 1,767,831	1.0	62,740
Morgan Stanley 544,723	0.5	28,663
Other Securities	3.1	196,072
	7.1	**448,284**
Energy 8.1%		
ChevronTexaco Corp. 1,056,404	0.9	54,933
ConocoPhillips 340,941	0.6	35,748
❷ Exxon Mobil Corp. 3,243,577	2.9	184,981
Other Securities	3.7	239,313
	8.1	**514,975**
Food & Staples Retailing 2.8%		
■▲❼ Wal-Mart Stores, Inc. 2,118,992	1.6	99,889
Other Securities	1.2	75,203
	2.8	**175,092**
Food Beverage & Tobacco 5.1%		
Altria Group, Inc. 1,018,286	1.0	66,178
The Coca-Cola Co. 1,212,703	0.8	52,680
■ PepsiCo, Inc. 840,708	0.7	46,777
Other Securities	2.6	161,336
	5.1	**326,971**
Health Care Equipment & Services 5.0%		
■ Medtronic, Inc. 600,208	0.5	31,631
UnitedHealth Group, Inc. 329,884	0.5	31,177
Other Securities	4.0	257,036
	5.0	**319,844**
Hotels Restaurants & Leisure 1.8%		
Other Securities	**1.8**	**117,826**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Household & Personal Products 2.3%		
The Gillette Co. 497,368	0.4	25,684
■▲❿ Procter & Gamble Co. 1,261,677	1.1	68,320
Other Securities	0.8	53,024
	2.3	**147,028**
Insurance 5.0%		
■ American International Group, Inc. 1,293,039	1.0	65,751
■• Berkshire Hathaway, Inc., Class A 766	1.0	64,612
Other Securities	3.0	186,886
	5.0	**317,249**
Materials 3.2%		
Other Securities	**3.2**	**202,057**
Media 4.5%		
• Comcast Corp., Class A 1,116,839	0.6	35,862
• Time Warner, Inc. 2,182,803	0.6	36,693
Viacom, Inc., Class B 863,011	0.5	29,877
■ The Walt Disney Co. 1,017,789	0.4	26,870
Other Securities	2.4	156,316
	4.5	**285,618**
Pharmaceuticals & Biotechnology 8.3%		
Abbott Laboratories 775,607	0.6	38,129
• Amgen, Inc. 627,877	0.6	36,549
Eli Lilly & Co. 561,093	0.5	32,807
• Genentech, Inc. 521,413	0.6	36,989
❻ Johnson & Johnson 1,472,005	1.6	101,024
Merck & Co., Inc. 1,100,350	0.6	37,302
❺ Pfizer, Inc. 3,747,619	1.6	101,823
Wyeth 661,966	0.5	29,749
Other Securities	1.7	113,058
	8.3	**527,430**
Real Estate 1.7%		
Other Securities	**1.7**	**107,295**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Retailing 4.1%		
Home Depot, Inc. 1,103,186	0.6	39,020
Other Securities	3.5	220,455
	4.1	**259,475**
Semiconductors & Semiconductor Equipment 2.7%		
■9 Intel Corp. 3,183,893	1.2	74,885
Other Securities	1.5	98,544
	2.7	**173,429**
Software & Services 5.8%		
■• Google, Inc., Class A 135,818	0.5	29,880
▲3 Microsoft Corp. 5,391,907	2.2	136,415
• Oracle Corp. 2,566,349	0.5	29,667
Other Securities	2.6	169,937
	5.8	**365,899**
Technology Hardware & Equipment 5.9%		
• Cisco Systems, Inc. 3,353,418	0.9	57,947
• Dell, Inc. 1,252,123	0.7	43,611
■ Hewlett-Packard Co. 1,514,972	0.5	31,012
International Business Machines Corp. 853,837	1.0	65,216
Qualcomm, Inc. 807,883	0.5	28,187
Other Securities	2.3	150,235
	5.9	**376,208**
Telecommunication Services 2.9%		
SBC Communications, Inc. 1,642,577	0.6	39,093
Verizon Communications, Inc. 1,374,051	0.8	49,191
Other Securities	1.5	95,712
	2.9	**183,996**
Transportation 1.6%		
United Parcel Service, Inc., Class B 558,944	0.6	39,858
Other Securities	1.0	60,765
	1.6	**100,623**
Utilities 3.4%		
Other Securities	**3.4**	**217,461**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05 200	**0.0**	**199**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Collateral Invested for Securities on Loan 13.8% of net assets		
Commercial Paper & Other Corporate Obligations 3.8%		
Bank of America Corp. 2.80%, 05/02/05	41,040	41,040
Canadian Imperial Bank of Commerce/New York 1.72%, 05/25/05	63,250	63,237
Fortis Bank NY 2.06%, 06/08/05	28,737	28,732
1.78%, 06/06/05	28,549	28,546
Skandinav Enskilda Bank 2.94%, 05/17/05	69,821	69,821
Societe Generale 2.91%, 05/16/05	15,291	15,286
		246,662

Security and Number of Shares	Value ($ x 1,000)
Short-Term Investments 10.0%	
Institutional Money Market Trust 594,753,185	594,753

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, TIme Deposit 2.95%, 05/02/05	38,027	38,027
		632,780

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 06/17/05	50	2,896	**8**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $852,993 of securities on loan)	$6,343,830
Collateral invested for securities on loan	879,442
Receivables:	
Fund shares sold	3,034
Interest	1
Dividends	7,116
Investments sold	8,364
Due from brokers for futures	8
Income from securities on loan	102
Prepaid expenses	+ 93
Total assets	**7,241,990**

Liabilities

Collateral invested for securities on loan	879,442
Bank overdraft	3,936
Payables:	
Fund shares redeemed	3,572
Interest expense	21
Investment adviser and administrator fees	115
Transfer agent and shareholder service fees	103
Accrued expenses	+ 265
Total liabilities	**887,454**

Net Assets

Total assets	7,241,990
Total liabilities	− 887,454
Net assets	**$6,354,536**

Net Assets by Source

Capital received from investors	4,251,409
Net investment income not yet distributed	25,594
Net realized capital losses	(550,232)
Net unrealized capital gains	2,627,765

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,220,082		126,972		$33.24
Select Shares	$2,134,454		64,215		$33.24

Unless stated, all numbers x 1,000.

The fund paid $3,716,073 for these securities.

Includes securities valued at fair value worth $0 or 0.0% of the funds total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$344,993
Sales/maturities	$551,984

The fund's total security transactions with other Schwab Funds® during the period were $132,041.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$3,722,039
Net unrealized gains and losses:	
Gains	$2,965,325
Losses	+ (343,534)
	$2,621,791
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$61,505
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2005	$2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	164,037
2012	+ 12,131
	$539,498

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$74,024
Interest	17
Lending of securities	+ 527
Total investment income	**74,568**

Net of $7 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million; 0.22% of the next $4.5 billion; 0.20% of the next $5 billion; and 0.18% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that.

Net Realized Gains and Losses

Net realized gains on investments	8,645
Net realized gains on futures contracts	+ 330
Net realized gains	**8,975**

Net Unrealized Gains and Losses

Net unrealized gains on investments	167,325
Net unrealized losses on futures contracts	+ (79)
Net unrealized gains	**167,246**

Expenses

Investment adviser and administrator fees	7,347
Transfer agent and shareholder service fees:	
Investor Shares	5,448
Select Shares	1,094
Trustees' fees	23
Custodian fees	102
Portfolio accounting fees	434
Professional fees	22
Registration fees	31
Shareholder reports	269
Interest expense	30
Other expenses	+ 47
Total expenses	14,847

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) through February 27, 2006, will not exceed the fund's average daily net assets as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	74,568
Net expenses	− 14,847
Net investment income	**59,721**
Net realized gains	8,975
Net unrealized gains	+ 167,246
Increase in net assets from operations	**$235,942**

These add up to a net gain on investments of $176,221.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$59,721	$76,032
Net realized gains or losses	8,975	(10,801)
Net unrealized gains	+ 167,246	458,477
Increase in net assets from operations	**235,942**	**523,708**

Distributions Paid

Dividends from net investment income

	11/1/04–4/30/05	11/1/03–10/31/04
Investor Shares	61,678	45,314
Select Shares	+ 33,954	25,058
Total dividends from net investment income	**$95,632**	**$70,372**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$70,372
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,788	$230,273	19,479	$619,405
Select Shares	+ 4,522	153,348	9,808	311,874
Total shares sold	**11,310**	**$383,621**	**29,287**	**$931,279**
Shares Reinvested				
Investor Shares	1,674	$56,670	1,365	$41,809
Select Shares	+ 840	28,418	698	21,363
Total shares reinvested	**2,514**	**$85,088**	**2,063**	**$63,172**
Shares Redeemed				
Investor Shares	(12,345)	($419,057)	(21,346)	($679,008)
Select Shares	+ (6,794)	(230,677)	(10,792)	(343,161)
Total shares redeemed	**(19,139)**	**($649,734)**	**(32,138)**	**($1,022,169)**
Net transactions in fund shares	**(5,315)**	**($181,025)**	**(788)**	**($27,718)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:	
Investor Shares	$93
Select Shares	+ 36
Total	**$129**

Prior period:	
Investor Shares	$218
Select Shares	+ 83
Total	**$301**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	196,502	$6,395,251	197,290	$5,969,633
Total increase or decrease	+ (5,315)	(40,715)	(788)	425,618
End of period	**191,187**	**$6,354,536**	**196,502**	**$6,395,251**

Includes distributable net investment income in the amount of $25,594 and $61,505 at the end of the current period and prior period, respectively.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.92	18.22	13.27	15.98	21.06	17.41
Income or loss from investment operations:						
Net investment income	0.04	0.13	0.11	0.13	0.07	0.07
Net realized and unrealized gains or losses	0.09	1.68	4.98	(2.17)	(2.76)	3.62
Total income or loss from investment operations	0.13	1.81	5.09	(2.04)	(2.69)	3.69
Less distributions:						
Dividends from net investment income	(0.13)	(0.11)	(0.14)	(0.09)	(0.08)	(0.04)
Distributions from net realized gains	–	–	–	(0.58)	(2.31)	–
Total distributions	(0.13)	(0.11)	(0.14)	(0.67)	(2.39)	(0.04)
Net asset value at end of period	19.92	19.92	18.22	13.27	15.98	21.06
Total return (%)	0.59[1]	9.98	38.72	(13.66)	(13.66)	21.22
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.58[2]	0.59	0.56	0.49	0.49	0.50[3]
Gross operating expenses	0.58[2]	0.59	0.60	0.60	0.61	0.66
Net investment income	0.32[2]	0.66	0.74	0.77	0.49	0.44
Portfolio turnover rate	38[1]	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	808	869	886	722	804	803

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.96	18.25	13.28	16.00	21.09	17.44
Income or loss from investment operations:						
Net investment income	0.05	0.17	0.14	0.14	0.11	0.11
Net realized and unrealized gains or losses	0.09	1.68	4.99	(2.18)	(2.78)	3.61
Total income or loss from investment operations	0.14	1.85	5.13	(2.04)	(2.67)	3.72
Less distributions:						
Dividends from net investment income	(0.16)	(0.14)	(0.16)	(0.10)	(0.11)	(0.07)
Distributions from net realized gains	–	–	–	(0.58)	(2.31)	–
Total distributions	(0.16)	(0.14)	(0.16)	(0.68)	(2.42)	(0.07)
Net asset value at end of period	19.94	19.96	18.25	13.28	16.00	21.09
Total return (%)	0.65[1]	10.16	39.02	(13.62)	(13.56)	21.37
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.42[2]	0.42	0.41	0.38	0.38	0.39[3]
Gross operating expenses	0.43[2]	0.44	0.45	0.45	0.46	0.51
Net investment income	0.48[2]	0.82	0.89	0.88	0.60	0.55
Portfolio turnover rate	38[1]	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	737	761	759	638	727	757

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.38% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.7% Common Stock	1,348,798	1,541,440
0.2% Short-Term Investment	3,343	3,343
99.9% Total Investments	1,352,141	1,544,783
10.2% Collateral Invested for Securities on Loan	156,507	156,507
(10.1)% Other Assets and Liabilities, Net		(155,655)
100.0% Total Net Assets		1,545,635

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.7% of net assets		
Automobiles & Components 0.9%		
Other Securities	0.9	13,937
Banks 9.0%		
❽ Downey Financial Corp. 46,321	0.2	2,998
■• Silicon Valley Bancshares 59,036	0.2	2,798
Westamerica Bancorp. 52,530	0.2	2,623
Other Securities	8.4	130,371
	9.0	138,790
Capital Goods 8.0%		
GATX Corp. 81,695	0.2	2,673
Kennametal, Inc. 60,398	0.2	2,736
■•❿ USG Corp. 71,243	0.2	2,991
York International Corp. 68,604	0.2	2,684
Other Securities	7.2	113,198
	8.0	124,282
Commercial Services & Supplies 4.0%		
• Waste Connections, Inc. 80,889	0.2	2,849
Other Securities	3.8	58,680
	4.0	61,529
Consumer Durables & Apparel 3.5%		
Other Securities	3.5	53,496
Diversified Financials 1.6%		
Other Securities	1.6	25,117
Energy 5.9%		
OMI Corp. 150,999	0.2	2,747
❹ Vintage Petroleum, Inc. 108,000	0.2	3,120
Other Securities	5.5	84,747
	5.9	90,614
Food & Staples Retailing 0.9%		
• NeighborCare, Inc. 96,700	0.2	2,777
Other Securities	0.7	11,019
	0.9	13,796

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Food Beverage & Tobacco 1.3%		
Other Securities	**1.3**	**19,829**
Health Care Equipment & Services 8.1%		
•❶ Accredo Health, Inc. 80,954	0.2	3,667
■•❷ Cerner Corp. 58,675	0.2	3,407
• LifePoint Hospitals, Inc. 63,211	0.2	2,810
• Pediatrix Medical Group, Inc. 39,726	0.2	2,705
• Sierra Health Services, Inc. 43,728	0.2	2,829
• Steris Corp. 112,792	0.2	2,671
•❸ VCA Antech, Inc. 135,670	0.2	3,158
Other Securities	6.7	103,549
	8.1	**124,796**
Hotels Restaurants & Leisure 3.3%		
• Gaylord Entertainment Co. 65,434	0.2	2,617
Other Securities	3.1	48,362
	3.3	**50,979**
Household & Personal Products 0.8%		
Other Securities	**0.8**	**13,063**
Insurance 3.3%		
• Philadelphia Consolidated Holding Co. 36,819	0.2	2,761
Other Securities	3.1	48,371
	3.3	**51,132**
Materials 5.4%		
Albemarle Corp. 76,019	0.2	2,783
Aptargroup, Inc. 60,297	0.2	2,908
■ Crompton Corp. 189,808	0.2	2,667
• FMC Corp. 58,253	0.2	2,854
Great Lakes Chemical Corp. 84,121	0.2	2,611
Other Securities	4.4	69,703
	5.4	**83,526**
Media 3.0%		
• Entercom Communications Corp. 81,209	0.2	2,617

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
The Reader's Digest Association, Inc., Class A 164,071	0.2	2,789
•❻ Valassis Communications, Inc. 85,762	0.2	3,023
Other Securities	2.4	37,653
	3.0	**46,082**
Pharmaceuticals & Biotechnology 4.2%		
• Kos Pharmaceuticals, Inc. 61,130	0.2	2,945
• Protein Design Labs, Inc. 155,921	0.2	2,788
• Techne Corp. 68,072	0.2	2,844
Other Securities	3.6	57,097
	4.2	**65,674**
Real Estate 7.2%		
American Financial Realty Trust 182,692	0.2	2,801
Essex Property Trust, Inc. 37,995	0.2	2,886
■ Health Care Real Estate Investment Trust, Inc. 77,307	0.2	2,590
Healthcare Realty Trust, Inc. 69,452	0.2	2,681
Other Securities	6.4	100,752
	7.2	**111,710**
Retailing 5.8%		
• Aeropostale, Inc. 92,391	0.2	2,580
• AnnTaylor Stores Corp. 111,846	0.2	2,739
■❺ Bebe Stores 94,894	0.2	3,067
■ Blockbuster, Inc., Class A 299,923	0.2	2,969
Other Securities	5.0	78,685
	5.8	**90,040**
Semiconductors & Semiconductor Equipment 3.6%		
■• Cree, Inc. 121,396	0.2	2,937
Other Securities	3.4	52,203
	3.6	**55,140**
Software & Services 8.0%		
• The BISYS Group, Inc. 198,933	0.2	2,809

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
•❾ CACI International, Inc., Class A 48,231	0.2	2,996
• SRA International, Inc., Class A 42,730	0.2	2,792
•❼ Sybase, Inc. 158,962	0.2	3,009
■• Take-Two Interactive Software, Inc. 111,542	0.2	2,625
Other Securities	7.0	108,783
	8.0	**123,014**
Technology Hardware & Equipment 5.3%		
Adtran, Inc. 131,924	0.2	2,735
Other Securities	5.1	79,578
	5.3	**82,313**
Telecommunication Services 1.2%		
Other Securities	**1.2**	**18,122**
Transportation 2.4%		
■• AMR Corp. 266,155	0.2	2,787
Other Securities	2.2	34,420
	2.4	**37,207**
Utilities 3.0%		
Nicor, Inc. 72,983	0.2	2,698
■ Piedmont Natural Gas Co. 125,183	0.2	2,873
PNM Resources, Inc. 100,043	0.2	2,766
Other Securities	2.4	38,915
	3.0	**47,252**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
Short-Term Investment 0.2% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05 3,343	**0.2**	**3,343**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 10.2% of net assets		
Short-Term Investment 10.2%		
Securities Lending Investments Fund 156,507,365		**156,507**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $144,683 of securities on loan)	$1,544,783
Collateral invested for securities on loan	156,507
Receivables:	
Fund shares sold	619
Dividends	950
Income from securities on loan	138
Prepaid expenses	+ 28
Total assets	**1,703,025**

The fund paid $1,352,141 for these securities.

Includes securities valued at fair value worth $0 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$642,324
Sales/maturities	$741,742

The fund's total security transactions with other Schwab Funds® during the period were $127,782.

Liabilities

Collateral invested for securities on loan	156,507
Payables:	
Fund shares redeemed	679
Interest expense	1
Investment adviser and administrator fees	37
Transfer agent and shareholder service fees	21
Accrued expenses	+ 145
Total liabilities	**157,390**

Net Assets

Total assets	1,703,025
Total liabilities	− 157,390
Net assets	**$1,545,635**

Net Assets by Source

Capital received from investors	1,362,796
Net investment income not yet distributed	949
Net realized capital losses	(10,752)
Net unrealized capital gains	192,642

These derive from investments and futures.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$808,166		40,580		$19.92
Select Shares	$737,469		36,979		$19.94

Federal Tax Data

Portfolio cost	$1,353,329
Net unrealized gains and losses:	
Gains	$327,436
Losses	+ (135,982)
	$191,454

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$9,047
Long-term capital gains	$—
Capital losses utilized	$214,814

Unused capital losses:

Expires 10/31 of:	Loss amount
2011	**$69,356**

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$7,105
Interest	15
Lending of securities	+ 494
Total investment income	**7,614**

Net of $2 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	61,469
Net realized losses on futures contracts	+ (170)
Net realized gains	**61,299**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(48,150)
Net unrealized losses on futures contracts	+ (35)
Net unrealized losses	**(48,185)**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Expenses

Investment adviser and administrator fees	2,473
Transfer agent and shareholder service fees:	
Investor Shares	1,112
Select Shares	395
Trustees' fees	9
Custodian fees	91
Portfolio accounting fees	117
Professional fees	20
Registration fees	15
Shareholder reports	64
Interest expense	6
Other expenses	+ 16
Total expenses	4,318
Expense reduction	− 57
Net expenses	**4,261**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by the investment adviser (CSIM) and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	7,614
Net expenses	− 4,261
Net investment income	**3,353**
Net realized gains	61,299
Net unrealized losses	+ (48,185)
Increase in net assets from operations	**$16,467**

These add up to a net gain on investments of $13,114.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$3,353	$12,316
Net realized gains	61,299	215,610
Net unrealized losses +	(48,185)	(67,250)
Increase in net assets from operations	**16,467**	**160,676**

Distributions Paid

Dividends from net investment income

	11/1/04–4/30/05	11/1/03–10/31/04
Investor Shares	5,474	5,423
Select Shares +	5,977	5,623
Total dividends from net investment income	**$11,451**	**$11,046**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$11,046
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,694	$57,236	5,935	$114,857
Select Shares +	2,613	55,679	6,358	121,773
Total shares sold	**5,307**	**$112,915**	**12,293**	**$236,630**
Shares Reinvested				
Investor Shares	237	$5,085	270	$5,073
Select Shares +	256	5,502	278	5,234
Total shares reinvested	**493**	**$10,587**	**548**	**$10,307**
Shares Redeemed				
Investor Shares	(5,980)	($127,096)	(11,208)	($215,266)
Select Shares +	(4,011)	(85,513)	(10,118)	(196,867)
Total shares redeemed	**(9,991)**	**($212,609)**	**(21,326)**	**($412,133)**
Net transactions in fund shares	**(4,191)**	**($89,107)**	**(8,485)**	**($165,196)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$28	$68
Select Shares +	46	+ 33
Total	**$74**	**$101**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	81,750	$1,629,726	90,235	$1,645,292
Total decrease +	(4,191)	(84,091)	(8,485)	(15,566)
End of period	**77,559**	**$1,545,635**	**81,750**	**$1,629,726**

Includes distributable net investment income in the amount of $949 and $9,047 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios
All Equity Portfolio	7.2%
Growth Portfolio	8.1%
Balanced Portfolio	4.9%
Conservative Portfolio	1.8%

Schwab Annuity Portfolios
Growth Portfolio II	0.5%

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.04	17.48	14.35	16.62	22.49	20.87
Income or loss from investment operations:						
Net investment income	0.16	0.19	0.16	0.16	0.15	0.16
Net realized and unrealized gains or losses	0.51	1.53	3.14	(2.27)	(5.87)	1.56
Total income or loss from investment operations	0.67	1.72	3.30	(2.11)	(5.72)	1.72
Less distributions:						
Dividends from net investment income	(0.25)	(0.16)	(0.17)	(0.16)	(0.15)	(0.10)
Net asset value at end of period	19.46	19.04	17.48	14.35	16.62	22.49
Total return (%)	3.49[1]	9.93	23.24	(12.86)	(25.55)	8.23
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.54[2]	0.56	0.53	0.40	0.40	0.41[3]
Gross operating expenses	0.54[2]	0.56	0.59	0.62	0.65	0.67
Net investment income	1.61[2]	1.07	1.18	1.11	0.94	0.76
Portfolio turnover rate	1[1]	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	603	592	469	263	224	218

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.09	17.52	14.37	16.65	22.52	20.89
Income or loss from investment operations:						
Net investment income	0.18	0.22	0.20	0.19	0.18	0.17
Net realized and unrealized gains or losses	0.51	1.54	3.14	(2.29)	(5.87)	1.56
Total income or loss from investment operations	0.69	1.76	3.34	(2.10)	(5.69)	1.73
Less distributions:						
Dividends from net investment income	(0.28)	(0.19)	(0.19)	(0.18)	(0.18)	(0.10)
Net asset value at end of period	19.50	19.09	17.52	14.37	16.65	22.52
Total return (%)	3.57[1]	10.10	23.50	(12.81)	(25.40)	8.30
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.39[2]	0.39	0.36	0.27	0.27	0.28[3]
Gross operating expenses	0.39[2]	0.41	0.44	0.47	0.50	0.52
Net investment income	1.76[2]	1.23	1.35	1.24	1.07	0.89
Portfolio turnover rate	1[1]	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	562	548	429	264	257	262

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included..

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Common Stock	1,077,652	1,163,041
0.1% Short-Term Investment	690	690
0.0% U.S. Treasury Obligation	90	90
0.0% Preferred Stock	68	74
0.0% Warrants	387	6
0.0% Rights	137	4
99.9% Total Investments	1,079,024	1,163,905
7.3% Collateral Invested for Securities on Loan	85,555	85,555
(7.2)% Other Assets and Liabilities, Net		(84,258)
100.0% Total Net Assets		1,165,202

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.6%		
Other Securities	0.6	7,160
Banks 7.7%		
❽ Bank of America Corp. 338,518	1.3	15,247
■ Fannie Mae 81,400	0.4	4,392
U.S. Bancorp 158,531	0.4	4,423
Wachovia Corp. 133,649	0.6	6,840
Wells Fargo & Co. 140,077	0.7	8,396
Other Securities	4.3	50,604
	7.7	89,902
Capital Goods 7.7%		
3M Co. 65,000	0.4	4,971
▲❶ General Electric Co. 874,566	2.7	31,659
United Technologies Corp 42,034	0.4	4,276
Other Securities	4.2	49,094
	7.7	90,000
Commercial Services & Supplies 1.7%		
Other Securities	1.7	19,464

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 1.9%		
Other Securities	**1.9**	**22,162**
Diversified Financials 6.6%		
American Express Co. 105,150	0.5	5,541
▌The Charles Schwab Corp. 111,120	0.0	1,150
▲❹ Citigroup, Inc. 427,436	1.7	20,072
JPMorgan Chase & Co. 295,944	0.9	10,503
Merrill Lynch & Co., Inc. 79,800	0.4	4,304
Morgan Stanley 90,300	0.4	4,752
Other Securities	2.7	30,282
	6.6	**76,604**
Energy 7.9%		
ChevronTexaco Corp. 179,634	0.8	9,341
ConocoPhillips 56,098	0.5	5,882
▲❷ Exxon Mobil Corp. 537,816	2.6	30,672
Other Securities	4.0	45,686
	7.9	**91,581**
Food & Staples Retailing 2.6%		
■▲❼ Wal-Mart Stores, Inc. 350,100	1.4	16,504
Other Securities	1.2	13,711
	2.6	**30,215**
Food Beverage & Tobacco 4.7%		
Altria Group, Inc. 168,800	1.0	10,970
The Coca-Cola Co. 202,200	0.8	8,784
PepsiCo, Inc. 140,800	0.7	7,834
Other Securities	2.2	27,481
	4.7	**55,069**
Health Care Equipment & Services 5.7%		
Medtronic, Inc. 100,974	0.5	5,321
UnitedHealth Group, Inc. 66,300	0.6	6,266
Other Securities	4.6	55,208
	5.7	**66,795**
Hotels Restaurants & Leisure 1.9%		
Other Securities	**1.9**	**21,680**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Household & Personal Products 2.2%		
▲❿ Procter & Gamble Co. 213,400	1.0	11,556
Other Securities	1.2	14,238
	2.2	**25,794**
Insurance 4.7%		
American International Group, Inc. 216,222	1.0	10,995
• Berkshire Hathaway, Inc., Class A 119	0.9	10,038
Other Securities	2.8	34,041
	4.7	**55,074**
Materials 3.4%		
Other Securities	**3.4**	**39,505**
Media 4.3%		
• Comcast Corp., Class A 148,336	0.4	4,763
• Time Warner, Inc. 367,052	0.5	6,170
Viacom, Inc., Class B 144,012	0.4	4,986
The Walt Disney Co. 169,650	0.4	4,479
Other Securities	2.6	29,139
	4.3	**49,537**
Pharmaceuticals & Biotechnology 7.6%		
Abbott Laboratories 128,205	0.6	6,303
• Amgen, Inc. 107,168	0.5	6,238
Eli Lilly & Co. 92,400	0.5	5,403
■• Genentech, Inc. 73,300	0.5	5,200
❻ Johnson & Johnson 246,370	1.5	16,908
Merck & Co., Inc. 183,552	0.5	6,222
❺ Pfizer, Inc. 631,552	1.5	17,159
Wyeth 109,400	0.4	4,916
Other Securities	1.6	20,731
	7.6	**89,080**
Real Estate 2.1%		
Other Securities	**2.1**	**24,997**
Retailing 4.2%		
Home Depot, Inc. 187,000	0.6	6,614
Other Securities	3.6	41,940
	4.2	**48,554**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 2.7%		
➒ Intel Corp. 533,832	1.1	12,556
Other Securities	1.6	18,652
	2.7	**31,208**
Software & Services 5.9%		
• Google, Inc., Class A 22,500	0.4	4,950
▲➌ Microsoft Corp. 896,760	2.0	22,688
• Oracle Corp. 429,500	0.4	4,965
Other Securities	3.1	36,504
	5.9	**69,107**
Technology Hardware & Equipment 5.9%		
• Cisco Systems, Inc. 563,969	0.9	9,745
• Dell, Inc. 209,300	0.6	7,290
Hewlett-Packard Co. 252,916	0.5	5,177
International Business Machines Corp. 142,350	1.0	10,873
Qualcomm, Inc. 135,100	0.4	4,714
Other Securities	2.5	31,298
	5.9	**69,097**
Telecommunication Services 2.8%		
SBC Communications, Inc. 281,016	0.6	6,688
Verizon Communications, Inc. 232,468	0.7	8,322
Other Securities	1.5	17,592
	2.8	**32,602**
Transportation 1.7%		
United Parcel Service, Inc., Class B 91,480	0.6	6,523
Other Securities	1.1	12,651
	1.7	**19,174**
Utilities 3.3%		
Other Securities	**3.3**	**38,680**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Preferred Stock 0.0% of net assets		
Real Estate 0.0%		
Other Securities	**0.0**	**74**
Warrants 0.0% of net assets		
Other Securities	**0.0**	**6**
Rights 0.0% of net assets		
Other Securities	**0.0**	**4**
Short-Term Investment 0.1% of net assets		
Provident Institutional TempFund 690,290	**0.1**	**690**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05 90	**0.0**	**90**

End of investments.

Summary of Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 7.3% of net assets		
Commercial Paper & Other Corporate Obligations 2.0%		
Bank of America Corp.		
2.80%, 05/02/05	2,503	2,503
Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	425	425
Fortis Bank NY		
1.78%, 06/06/05	2,173	2,172
2.06%, 06/08/05	4,628	4,627
Skandinav Enskilda Bank		
2.94%, 05/17/05	11,656	11,656
Societe Generale		
2.91%, 05/16/05	2,872	2,871
		24,254

Security and Number of Shares		Value ($ x 1,000)
Short-Term Investments 5.3%		
Institutional Money Market Trust 57,898,142		57,898

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, Time Deposit		
2.95%, 05/02/05	3,403	3,403
		61,301

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini Long Expires 06/17/05	25	1,448	**(42)**

Statement of
Assets and Liabilities

As of April 30, 2005, unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $82,946 of securities on loan)	$1,163,905
Collateral invested for securities on loan	85,555
Receivables:	
Fund shares sold	520
Interest	3
Dividends	1,263
Investments sold	227
Due from brokers for futures	19
Income from securities on loan	22
Prepaid expenses	+ 44
Total assets	**1,251,558**

The fund paid $1,079,024 for these securities.

Includes securities valued at fair value worth $18 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$20,080
Sales/maturities	$14,332

The fund's total security transactions with other Schwab Funds® during the period were $652.

Liabilities

Collateral invested for securities on loan	85,555
Payables:	
Fund shares redeemed	663
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	16
Accrued expenses	+ 98
Total liabilities	**86,356**

Net Assets

Total assets	1,251,558
Total liabilities	− 86,356
Net assets	**$1,165,202**

These derive from investments and futures.

Net Assets by Source

Capital received from investors	1,096,387
Net investment income not yet distributed	4,312
Net realized capital losses	(20,336)
Net unrealized capital gains	84,839

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$602,850		30,979		$19.46
Select Shares	$562,352		28,838		$19.50

Federal Tax Data

Portfolio cost	$1,080,658

Net unrealized gains and losses:	
Gains	$265,757
Losses	+ (182,510)
	$83,247

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$10,037
Long-term capital gains	$−

Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,485
2011	3,975
2012	+ 874
	$21,765

See financial notes.   57

Statement of
Operations

For November 1, 2003 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$12,644
Interest	42
Lending of securities	+ 112
Total investment income	**12,798**

Net Realized Gains and Losses

Net realized gains on investments	1,458
Net realized gains on futures contracts	+ 499
Net realized gains	**1,957**

Net Unrealized Gains and Losses

Net unrealized gains on investments	28,514
Net unrealized losses on futures contracts	+ (121)
Net unrealized gains	**28,393**

Expenses

Investment adviser and administrator fees	1,507
Transfer agent and shareholder service fees:	
Investor Shares	772
Select Shares	286
Trustees' fees	7
Custodian fees	48
Portfolio accounting fees	85
Professional fees	19
Registration fees	23
Shareholder reports	45
Other expenses	+ 19
Total expenses	2,811
Expense reduction	– 14
Net expenses	**2,797**

Increase in Net Assets from Operations

Total investment income	12,798
Net expenses	– 2,797
Net investment income	**10,001**
Net realized gains	1,957
Net unrealized gains	+ 28,393
Increase in net assets from operations	**$40,351**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $30,350.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$10,001	$12,208
Net realized gains	1,957	286
Net unrealized gains	+ 28,393	83,701
Increase in net assets from operations	**40,351**	**96,195**

Distributions Paid

	11/1/04–4/30/05	11/1/03–10/31/04
Dividends from net investment income		
Investor Shares	7,956	4,522
Select Shares	+ 7,770	4,835
Total dividends from net investment income	**$15,726**	**$9,357**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,117	$62,131	9,767	$180,735
Select Shares	+ 3,008	60,109	8,998	165,692
Total shares sold	**6,125**	**$122,240**	**18,765**	**$346,427**
Shares Reinvested				
Investor Shares	362	$7,203	237	$4,213
Select Shares	+ 328	6,531	222	3,957
Total shares reinvested	**690**	**$13,734**	**459**	**$8,170**
Shares Redeemed				
Investor Shares	(3,608)	($71,932)	(5,759)	($106,552)
Select Shares	+ (3,211)	(64,145)	(5,002)	(92,791)
Total shares redeemed	**(6,819)**	**($136,077)**	**(10,761)**	**($199,343)**
Net transactions in fund shares	**(4)**	**($103)**	**8,463**	**$155,254**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	59,821	$1,140,680	51,358	$898,588
Total increase or decrease	+ (4)	24,522	8,463	242,092
End of period	**59,817**	**$1,165,202**	**59,821**	**$1,140,680**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$9,357
Long-term capital gains	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:	
Investor Shares	$25
Select Shares	+ 23
Total	**$48**
Prior period:	
Investor Shares	$70
Select Shares	+ 59
Total	**$129**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $4,312 and $10,037 at the end of the current period and prior period, respectively.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.82	12.74	10.47	12.22	17.13	17.93
Income or loss from investment operations:						
Net investment income	0.17	0.26	0.23	0.21	0.15	0.20
Net realized and unrealized gains or losses	1.02	2.05	2.25	(1.82)	(4.81)	(0.85)
Total income or loss from investment operations	1.19	2.31	2.48	(1.61)	(4.66)	(0.65)
Less distributions:						
Dividends from net investment income	(0.28)	(0.23)	(0.21)	(0.14)	(0.25)	(0.15)
Net asset value at end of period	15.73	14.82	12.74	10.47	12.22	17.13
Total return (%)	8.09[1]	18.40	24.24	(13.34)	(27.58)	(3.69)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.69[2]	0.69	0.65	0.58	0.58	0.59[3]
Gross operating expenses	0.72[2]	0.73	0.74	0.76	0.75	0.82
Net investment income	2.17[2]	1.78	2.01	1.70	1.14	1.60
Portfolio turnover rate	9[1]	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	588	550	494	443	519	637

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.58% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.83	12.75	10.47	12.23	17.14	17.96
Income or loss from investment operations:						
Net investment income	0.19	0.28	0.25	0.21	0.16	0.27
Net realized and unrealized gains or losses	1.02	2.05	2.26	(1.82)	(4.80)	(0.91)
Total income or loss from investment operations	1.21	2.33	2.51	(1.61)	(4.64)	(0.64)
Less distributions:						
Dividends from net investment income	(0.31)	(0.25)	(0.23)	(0.15)	(0.27)	(0.18)
Net asset value at end of period	15.73	14.83	12.75	10.47	12.23	17.14
Total return (%)	8.20[1]	18.56	24.50	(13.31)	(27.45)	(3.65)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.50	0.49	0.47	0.47	0.48[3]
Gross operating expenses	0.57[2]	0.58	0.59	0.61	0.60	0.67
Net investment income	2.36[2]	1.97	2.19	1.81	1.25	1.71
Portfolio turnover rate	9[1]	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	742	687	629	536	616	700

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

■ All or a portion of this security is on loan.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.2% Foreign Common Stock	1,010,696	1,319,430
0.1% Short-Term Investment	2,054	2,054
0.1% Foreign Preferred Stock	766	1,043
0.0% Warrants	200	–
99.4% Total Investments	1,013,716	1,322,527
14.4% Collateral Invested for Securities on Loan	191,005	191,005
(13.8)% Other Assets and Liabilities, Net		(183,158)
100.0% Total Net Assets		1,330,374

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.2% of net assets		
Australia 4.5%		
BHP Billiton Ltd. 639,314	0.6	8,087
Commonwealth Bank of Australia 229,864	0.5	6,537
National Australia Bank Ltd. 277,850	0.5	6,351
Other Securities	2.9	38,768
	4.5	59,743
Belgium 0.9%		
Other Securities	0.9	12,634
Canada 6.1%		
■ Manulife Financial Corp. 143,695	0.5	6,603
Royal Bank of Canada 116,611	0.5	6,964
Other Securities	5.1	67,757
	6.1	81,324
Denmark 0.7%		
Other Securities	0.7	8,999
France 10.7%		
■ AXA SA 280,494	0.5	7,028
BNP Paribas 141,162	0.7	9,345
France Telecom SA 253,842	0.6	7,487
Sanofi-Aventis 173,827	1.2	15,443
Societe Generale, Class A 72,960	0.5	7,297
❺ Total SA 114,369	1.9	25,514
Other Securities	5.3	70,819
	10.7	142,933
Germany 7.3%		
■ Allianz AG 61,988	0.6	7,498
BASF AG 98,512	0.5	6,468
Deutsche Bank AG 97,835	0.6	8,000
■ Deutsche Telekom AG 428,462	0.6	8,134
■ E.ON AG 119,317	0.8	10,153
Siemens AG 148,778	0.8	10,999
Other Securities	3.4	46,518
	7.3	97,770

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Hong Kong / China 1.2%		
Other Securities	**1.2**	**15,380**
Ireland 0.1%		
Other Securities	**0.1**	**976**
Italy 4.1%		
Assicurazioni Generali SPA 200,626	0.5	6,187
ENI-Ente Nazionale Idrocarburi SPA 473,784	0.9	11,952
Other Securities	2.7	35,925
	4.1	**54,064**
Japan 17.1%		
Canon, Inc. 139,395	0.5	7,246
Honda Motor Co. Ltd. 141,539	0.5	6,807
Nippon Telegraph & Telephone Corp. 1,667	0.5	6,979
■ Sony Corp. 168,500	0.5	6,217
Takeda Pharmaceutical Co. Ltd. 141,200	0.5	6,867
❾ Toyota Motor Corp. 476,703	1.3	17,287
Other Securities	13.3	176,584
	17.1	**227,987**
Netherlands 5.5%		
ABN Amro Holdings NV 297,220	0.5	7,230
ING Groep NV 397,081	0.8	10,976
❻ Royal Dutch Petroleum Co. 372,124	1.7	21,786
Unilever NV 103,665	0.5	6,693
Other Securities	2.0	26,415
	5.5	**73,100**
Spain 4.4%		
Banco Bilbao Vizcaya Argentaria SA 611,313	0.7	9,498
Banco Santander Central Hispano SA 1,114,188	1.0	13,019
■ Telefonica SA 884,400	1.1	15,082
Other Securities	1.6	20,073
	4.4	**57,672**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Sweden 2.1%		
Telefonaktiebolaget LM Ericsson, Class B 2,715,488	0.6	8,056
Other Securities	1.5	19,666
	2.1	**27,722**
Switzerland 7.4%		
■• Credit Suisse Group 198,542	0.6	8,389
■❽ Nestle SA, Registered 72,759	1.4	19,224
❼ Novartis AG, Registered 438,082	1.6	21,409
Roche Holdings - Genus 126,304	1.2	15,343
UBS AG, Registered 184,721	1.1	14,830
Other Securities	1.5	19,494
	7.4	**98,689**
United Kingdom 27.1%		
AstraZeneca PLC 291,743	1.0	12,779
Barclays PLC 1,159,501	0.9	11,975
❶ BP PLC 3,841,438	2.9	39,202
Diageo PLC 543,966	0.6	8,071
❹ GlaxoSmithKline PLC 1,048,777	2.0	26,525
HBOS PLC 697,524	0.8	10,356
❷ HSBC Holdings PLC 1,990,084	2.4	31,860
Lloyds TSB Group PLC 999,063	0.6	8,593
❿ Royal Bank of Scotland Group PLC 571,593	1.3	17,279
Shell Transport & Trading Co. PLC 1,732,396	1.2	15,581
Tesco PLC 1,376,566	0.6	8,138
❸ Vodafone Group PLC 11,594,083	2.3	30,345
Other Securities	10.5	139,733
	27.1	**360,437**

Foreign Preferred Stock 0.1% of net assets		
Germany 0.1%		
Other Securities	**0.1**	**1,043**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Warrants 0.0% of net assets		
France 0.0%		
Other Securities	**0.0**	**—**
United States 0.0%		
Other Securities	**0.0**	**—**

The foreign securities were valued at fair value in accordance with board approved procedures (see Accounting Policies)

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.1% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05 2,054	**0.1**	**2,054**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 14.4% of net assets	
Short-Term Investment 14.4%	
Securities Lending Investments Fund 191,005,254	**191,005**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	
(including $186,048 of securities on loan)	$1,322,527
Collateral invested for securities on loan	191,005
Foreign currency	85
Receivables:	
Fund shares sold	643
Dividends	7,755
Income from securities on loan	177
Dividend tax reclaim	257
Prepaid expenses	+ 37
Total assets	**1,522,486**

Liabilities

Collateral invested for securities on loan	191,005
Payables:	
Fund shares redeemed	315
Investments bought	28
Withholding taxes	577
Investment adviser and administrator fees	39
Transfer agent and shareholder service fees	9
Accrued expenses	+ 139
Total liabilities	**192,112**

Net Assets

Total assets	1,522,486
Total liabilities	− 192,112
Net assets	**$1,330,374**

Net Assets by Source

Capital received from investors	1,311,873
Net investment income not yet distributed	11,969
Net realized capital losses	(302,285)
Net unrealized capital gains	308,817

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$588,334		37,402		$15.73
Select Shares	$742,040		47,181		$15.73

Unless stated, all numbers x 1,000.

The fund paid $1,013,716 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$113,255
Sales/maturities	$112,998

The fund's total security transactions with other Schwab Funds® during the period were $7,302.

The fund paid $85 for these currencies.

Federal Tax Data

Portfolio cost	$1,019,023
Net unrealized gains and losses:	
Gains	$374,910
Losses	+ (71,406)
	$303,504

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$21,655
Long-term capital gains	$—

Unused capital losses:	
Expires 10/31 of:	Loss amount
2005	$1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	39,016
2012	+ 8,278
	$308,376

See financial notes. 65

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$18,593
Interest		38
Securities on loan	+	402
Total investment income		**19,033**

Net of $2,329 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments		11,759
Net realized losses on foreign currency transactions	+	(709)
Net realized gains		**11,050**

Net Unrealized Gains and Losses

Net unrealized gains on investments		74,468
Net unrealized losses on foreign currency transactions	+	(41)
Net unrealized gains		**74,427**

Expenses

Investment adviser and administrator fees		2,653
Transfer agent and shareholder service fees:		
Investor Shares		735
Select Shares		372
Trustees' fees		8
Custodian fees		258
Portfolio accounting fees		94
Professional fees		21
Registration fees		16
Shareholder reports		55
Interest expense		1
Other expenses	+	33
Total expenses		4,246
Expense reduction	−	358
Net expenses		**3,888**

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $209 from the investment adviser (CSIM) and $149 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		19,033
Net expenses	−	3,888
Net investment income		**15,145**
Net realized gains		11,050
Net unrealized gains	+	74,427
Increase in net assets from operations		**$100,622**

These add up to a net gain on investments of $85,477.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/04–4/30/05	11/1/03–10/31/04
Net investment income		$15,145	$22,962
Net realized gains or losses		11,050	(7,817)
Net unrealized gains	+	74,427	187,892
Increase in net assets from operations		**100,622**	**203,037**

Distributions Paid

Dividends from net investment income			
Investor Shares		14,231	9,069
Select Shares	+	10,423	12,465
Total dividends from net investment income		**$24,654**	**$21,534**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$21,534
Long-term capital gains	$–

Transactions in Fund Shares

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		3,374	$53,535	5,725	$80,057
Select Shares	+	4,453	70,540	5,772	80,804
Total shares sold		**7,827**	**$124,075**	**11,497**	**$160,861**
Shares Reinvested					
Investor Shares		616	$9,445	629	$8,293
Select Shares	+	864	13,224	882	11,628
Total shares reinvested		**1,480**	**$22,669**	**1,511**	**$19,921**
Shares Redeemed					
Investor Shares		(3,714)	($58,849)	(7,955)	($111,302)
Select Shares	+	(4,476)	(70,996)	(9,688)	(136,414)
Total shares redeemed		**(8,190)**	**($129,845)**	**(17,643)**	**($247,716)**
Net transactions in fund shares		**1,117**	**$16,899**	**(4,635)**	**($66,934)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:		
Investor Shares		$37
Select Shares	+	26
Total		**$63**
Prior period:		
Investor Shares		$50
Select Shares	+	22
Total		**$72**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		83,466	$1,237,507	88,101	$1,122,938
Total increase or decrease	+	1,117	92,867	(4,635)	114,569
End of period		**84,583**	**$1,330,374**	**83,466**	**$1,237,507**

Includes distributable net investment income in the amount of $11,969 and $21,478 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios	
All Equity Portfolio	10.2%
Growth Portfolio	9.7%
Balanced Portfolio	5.9%
Conservative Portfolio	2.2%
Schwab Annuity Portfolios	
Growth Portfolio II	0.5%

See financial notes.

67

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500 Index Fund	•	•	•
Schwab 1000 Index Fund	•	•	
Small-Cap Index Fund	•	•	
Total Stock Market Index Fund	•	•	
International Index Fund	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990
- Schwab 1000 Index Fund
- Schwab Short-Term Bond Market Fund
- Schwab Total Bond Market Fund
- Schwab YieldPlus Fund
- Schwab Short/Intermediate Tax-Free Bond Fund
- Schwab Long-Term Tax-Free Bond Fund
- Schwab California Short/Intermediate Tax-Free Bond Fund
- Schwab California Long-Term Tax-Free Bond Fund
- Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993
- Schwab S&P 500 Index Fund
- Schwab Small-Cap Index Fund
- Schwab Total Stock Market Index Fund
- Schwab International Index Fund
- Schwab MarketTrack All Equity Portfolio
- Schwab MarketTrack Growth Portfolio
- Schwab MarketTrack Balanced Portfolio
- Schwab MarketTrack Conservative Portfolio
- Laudus U.S. MarketMasters Fund
- Laudus Balanced MarketMasters Fund
- Laudus Small-Cap MarketMasters Fund
- Laudus International MarketMasters Fund
- Schwab Premier Equity Fund
- Schwab Core Equity Fund
- Schwab Dividend Equity Fund
- Schwab Small-Cap Equity Fund
- Schwab Hedged Equity Fund
- Schwab Financial Services Fund
- Schwab Health Care Fund
- Schwab Technology Fund
- Schwab Institutional Select S&P 500 Fund
- Schwab Institutional Select Large-Cap Value Index Fund
- Schwab Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates.

"Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Index Fund	817	9,665	2.83
Schwab 1000 Index Fund	3,936	5,201	2.77
Schwab Small-Cap Index Fund	–	2,380	2.90
Schwab International Index Fund	–	362	2.90

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of wash sale losses and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this

would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International Index Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date.

Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Trustees and Officers of Schwab Capital Trust

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 4/30/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

74

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Stanford University, Special Assistant to the President, *from 1996-2001,* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Semiannual Report

April 30, 2005



Laudus MarketMasters Funds™

(effective November 1, 2004 the Funds changed their name from the
Schwab MarketMasters Funds® to the *Laudus MarketMasters Funds*™)

Laudus U.S. MarketMasters Fund™

Laudus Balanced MarketMasters Fund™

Laudus Small-Cap MarketMasters Fund™

Laudus International MarketMasters Fund™

Four distinct Funds, each combining the expertise of leading investment managers with Schwab's overall supervision.

In This Report

Select Shares® are available for the MarketMasters Funds™

The Laudus MarketMasters Funds offer Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab or your broker dealer to perform a tax-free interclass exchange into Select Shares.

To learn more, please see the Funds' prospectus at **www.laudusfunds.com.** Or, call **1.800.435.4000** to order a prospectus or to speak with a representative.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM) Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

Management's Discussion for the six months ended April 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. (CSIM). She joined the firm in 1992 and has held a variety of executive positions at Schwab.



Jana Thompson is President and CEO of Laudus Funds. Prior to joining Charles Schwab & Co., Inc. in 2000, she enjoyed a 16-year career in asset management and client services.

Dear Shareholder,

We're proud to say that, despite the turbulent past six months for equity markets, two of the four Laudus MarketMasters Funds enjoyed positive returns and outperformed their respective benchmarks. While there is little we can do to alter market sentiment, there are things we are doing to try to help our shareholders weather this rough climate.

One way in which we help is by offering Laudus MarketMasters Funds to retail investors. These four funds offer a multi-manager strategy. Using rigorous criteria, the managers are carefully selected, based on proven track records, to manage a portion of each fund's assets. By combining the strengths of different managers, the funds seek to bring together a variety of market-capitalization ranges across investment styles.

In so doing, we provide you with access to investment managers who take a disciplined approach that is designed to benefit shareholders. Investing in international companies, for example, takes a great deal of research that isn't readily available to most investors and is time-consuming for advisers to identify and monitor. Our fund managers do that for you and, as you can see from the Laudus International MarketMasters Fund's performance for the report period, they've done it well.

We will continue to look for more ways to offer you relevant choices and value. Your trust is very important to us and we at Schwab Funds and the Laudus Funds Group will do all we can to maintain that trust. Thank you for investing with us.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, has overall responsibility for the management of the Funds. Prior to joining the firm in 1997, he worked for nine years in asset allocation and manager selection.

Kimberly Formon, CFA, a director and portfolio manager of the investment adviser, co-manages the Funds. Prior to joining the firm in 1999, she worked for 10 years in equity and fixed-income analysis.

The Investment Environment and the Funds

If the 2004 equity market ended with a bang, the 2005 market started with a whimper, with all the major equity indices down from their year-end highs at the end of April. For the six-month report period, however, the S&P 500 Index was still up 3.28%, due to the end-of-year rally. The broader Dow Jones Wilshire 5000 Composite Index was up 3.50% for the report period, again predominantly because of strong equity returns in November and December 2004. Small-cap stocks lost their leading position to their larger-cap cohorts, and value continued to be the favored style. Stocks were volatile and sentiment was fickle in the face of high energy prices, indications of budding inflation, and prospects of the Federal Reserve continuing to raise short-term interest rates, which it did four times during the six-month report period.

Early in the period, investors were heartened when oil prices dipped and the U.S. presidential election results were uncontested. Unfortunately, the brief respite in oil prices was short-lived and strengthening global demand for oil, particularly in the Pacific Rim, and refinery constraints at home drove crude prices to record highs, above $50 per barrel in mid-February.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 3.28% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ -0.15% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 8.71% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 0.98% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive. Consumer sentiment, however, hit a soft patch and started to weaken in 2005. First-quarter GDP came in at 3.1%, slightly below expectations and weaker than the fourth quarter, when it was 3.8%. In this environment, retail sales softened.

Despite the slowdown in the GDP, strong labor market conditions remained positive for domestic consumption. On the earnings front, fourth-quarter earnings were generally better than expected due, in part, to strong reports from companies in the Energy sector. Expectations for first-quarter earnings remained upbeat, although weaker than recent quarters, due to difficult year-over-year comparisons.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation. This productivity, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control.

While high energy prices remained a significant headwind for economic performance, they certainly helped boost oil companies' bottom lines. In fact, the strongest sector, according to S&P, was Energy, closely followed by Utilities and then Health Care. On the flip side, Information Technology was the worst performing sector over the report period, while the Consumer Discretionary sector also suffered.

Performance of the Laudus MarketMasters Funds was mixed over the report period. The best performer was the International Fund, which enjoyed double-digit gains. The other strong performer was the Balanced Fund. During the period, we were in close contact with the funds' sub-advisers and made adjustments to their allocations based on a combination of market conditions and daily cash flows.

The Laudus U.S. MarketMasters Fund returned 2.62% versus its benchmark, the S&P 500® Index, which was up 3.28% for the six-month period. Although large-cap stocks outperformed small-cap stocks over the report period, mid-cap stocks were the big winners. Consequently, sub-adviser TCW Investment Management Company, whose focus is on mid-cap stocks, had a positive impact on performance. With value

Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the six months
ended 4/30/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/marketmasters.

**Laudus U.S.
MarketMasters Fund™**

Investor Shares. **2.62%**
Select Shares® **2.71%**
Benchmark **3.28%**
Fund Category[1]. **3.26%**

Performance Details . . . . . pages 6-7

**Laudus Balanced
MarketMasters Fund™**

Investor Shares. **4.17%**
Select Shares **4.28%**
Benchmark **2.42%**
Fund Category[1]. **2.83%**

Performance Details . . . . pages 9-10

**Laudus Small-Cap
MarketMasters Fund™**

Investor Shares. . . . . **-0.99%**
Select Shares . . . . **-0.90%**
Benchmark . . . . **-0.15%**
Fund Category[1]. **2.32%**

Performance Details . . . pages 12-13

**Laudus International
MarketMasters Fund™**

Investor Shares **10.76%**
Select Shares **10.93%**
Benchmark **8.71%**
Fund Category[1]. **6.97%**

Performance Details . . . pages 15-16

stocks still in favor over the period, Harris Associates LP also contributed positively to performance. Newcomer Gardner Lewis, whose focus is growth, nearly matched the Russell 1000 Growth Index but was a slight drag on performance, as value was the favored style during the report period. (Gardner Lewis replaced Eagle Asset Management as of December 27, 2004.) Sub-adviser, Thornburg Investment Management, Inc. slightly outperformed the S&P 500® Index during the period, due to its stock selection in the strong Energy sector and careful analysis of the Telecommunications sector.

The Laudus Balanced MarketMasters Fund returned 4.17%, outperforming the Balanced Blended Index (60% S&P 500® Index /40% Lehman Brothers U.S. Aggregate Bond Index), which returned 2.42%. The fund was overweight in stocks for the reporting period, as we believed stocks would have the potential for higher returns. This overweight helped performance, as did all of the sub-advisers. Newcomer TCW Investment Management Company, whose focus is on large-cap value stocks, performed particularly well due, in part, to strong stock selection in the Consumer Discretionary and Health Care sectors. (TCW replaced Aronson+Johnson+Ortiz, LP on November 1, 2004.) Our other newcomer, Gardner Lewis, came in slightly ahead of the Russell 1000 Growth Index, but hurt performance slightly as value continued to be the more dominant style. (Growth manager Gardner Lewis replaced Eagle Asset Management on December 27, 2004.) Janus Capital Management LLC/Perkins, Wolf, McDonnell and Company, LLC performed well due to its lower-capitalization bias. Perkins focuses on mid-cap stocks, which performed better than larger or smaller stocks over the six-month period. On the fixed-income side, sub-adviser PIMCO also performed well, beating the Lehman Brothers U.S. Aggregate Bond Index for the six-month period.

Source of Sector Classification: S&P and MSCI. All Fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the Funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.
Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.
[1] Source for category information: Morningstar, Inc.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation.

The Laudus Small-Cap MarketMasters Fund was down 0.99%, underperforming its benchmark, the Russell 2000® Index, which was down 0.15%. Small-cap stocks gave back a small portion of their gains over the reporting period, but mid-cap stocks continued to do well. TCW Investment Management Company handily outperformed the Russell 2000 benchmark due to its higher-capitalization stock bias and was a boon to performance. Veredus Asset Management LLC, with a growth-stock emphasis, managed to deliver positive returns versus the Russell 2000 Growth Index, which was down for the six-month period. Managers Tocqueville Asset Management LP and TAMRO Capital Partners LLC, both underperformed versus the Russell 2000 Index. Tocqueville was hurt by poor stock selection in most sectors, while TAMRO suffered from its sector allocations, particularly with its overweight in the underperforming Information Technology sector.

The Laudus International MarketMasters Fund was up 10.76%, outperforming its benchmark, the MSCI EAFE® Index, which was up 8.71%. All four sub-advisers did well during the report period, with American Century Global Investment Management, Inc. leading the way by a large margin. American Century returned 18.84% for the six months versus 8.71% for the MSCI EAFE Index. This was due to strong stock selection, particularly in France, Japan, Spain and the United Kingdom. Small-cap stocks continued to lead large caps during the report period, which also fueled American Century's outperformance. Both Harris Associates L.P. and William Blair & Company LLC also outperformed the MSCI EAFE by a wide margin. Harris benefited from strong stock selection, particularly in France, while William Blair gained ground due to some modest exposure to emerging markets. Artisan Partners Limited Partnership came in slightly ahead of the benchmark due to strong stock selection in Japan and Switzerland.

Source of Sector Classification: S&P and MSCI.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Laudus U.S. MarketMasters Fund™

Investor Shares Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOGX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 11/18/96
Investor Shares	2.62%	1.73%	-2.74%	5.51%
S&P 500 Index	3.28%	6.34%	-2.94%	7.10%
Morningstar Large-Cap Blend	3.26%	5.50%	-2.54%	6.05%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

■ $15,739 **Investor Shares**
■ $17,860 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund was originally an asset allocation Fund with a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWMGX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $50,865 **Select Shares**
■ $52,614 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	161
Weighted Average Market Cap ($ x 1,000,000)	$45,960
Price/Earnings Ratio (P/E)	26.2
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate[2]	50%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Gardner Lewis Asset Management L.P.[4]	Large-Cap Growth	23.9%
Harris Associates L.P.	Mid/Large-Cap Value	22.4%
TCW Investment Management Company	Small/Mid-Cap Blend	22.5%
Thornburg Investment Management, Inc.	Large-Cap Blend	31.0%

Top Holdings[5]

Security	% of Net Assets
❶ **Time Warner, Inc.**	2.5%
❷ **General Electric Co.**	1.6%
❸ **Comcast Corp.,** Class A	1.5%
❹ **Pfizer, Inc.**	1.5%
❺ **Tiffany & Co.**	1.5%
❻ **Exxon Mobil Corp.**	1.4%
❼ **McDonald's Corp.**	1.4%
❽ **Cablevision Systems New York Group,** Class A	1.4%
❾ **Cendant Corp.**	1.4%
❿ **Baxter International, Inc.**	1.4%
Total	**15.6%**

Sector Weightings % of Investments

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



23.0%	Consumer Discretionary
16.5%	Health Care
16.5%	Information Technology
15.4%	Financials
11.3%	Industrials
5.5%	Consumer Staples
4.6%	Energy
2.4%	Telecommunication Services
0.6%	Materials
4.2%	Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] Gardner Lewis replaced Eagle Asset Management as of December 27, 2004.

[5] This list is not a recommendation of any security by the investment adviser.

Laudus Balanced MarketMasters Fund™

Investor Shares Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares** Ticker Symbol: SWOBX
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



	6 Months	1 Year	5 Years	Since Inception: 11/18/96
Investor Shares	4.17%	7.99%	1.89%	7.31%
Balanced Blended Index	2.42%	6.00%	1.48%	7.31%
Morningstar Moderate Allocation	2.83%	5.96%	1.46%	5.95%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark and two additional indices.

■ $18,157 **Investor Shares**
■ $18,158 **Balanced Blended Index**
■ $17,860 **S&P 500® Index**
□ $17,247 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund originally used a different asset allocation strategy and a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares** Ticker Symbol: SWMBX
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



6 Months: 4.28%, 2.42%, 2.83%
Since Inception: 6/3/04: 7.17%, 5.19%, 5.25%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

■ $53,585 **Select Shares**
■ $52,596 **Balanced Blended Index**
■ $52,225 **S&P 500® Index**
□ $53,030 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Balanced Blended Index is composed of 60% S&P 500® Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

[2] Source for category information: Morningstar, Inc.

Laudus Balanced MarketMasters Fund

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ **Fannie Mae** 5.50%, 05/12/2035	5.5%
❷ **U.S. Treasury Note** 3.625%, 07/15/09	5.1%
❸ **U.S. Treasury Note** 3.375%, 09/15/09	3.5%
❹ **Fannie Mae TBA** 5.00%, 05/12/35	2.6%
❺ **Fannie Mae TBA** 4.50%, 05/12/35	2.2%
❻ **U.S. Treasury Bond** 6.00%, 02/15/26	2.1%
❼ **U.S. Treasury Note** 4.00%, 06/15/09	1.5%
❽ **HCA, Inc.**	1.4%
❾ **Time Warner, Inc.**	1.2%
❿ **The Boeing Co.**	1.2%
Total	**26.3%**

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TCW Investment Management Company[4]	Large-Cap Value	34.0%
Gardner Lewis Asset Management L.P.[5]	Large-Cap Growth	17.0%
Janus Capital Management LLC/ Perkins, Wolf, McDonnell and Company, LLC	Mid-Cap Value	17.8%
Pacific Investment Management Company LLC	Total Return Fixed-Income	31.1%

Statistics

Number of Long Holdings	312
Weighted Average Market Cap ($ x 1,000,000)	$35,225
Price/Earnings Ratio (P/E)	25.0
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[2]	177%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector Weightings % of Equity Securities

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 17.6% **Consumer Discretionary**
- 16.1% **Financials**
- 14.3% **Health Care**
- 14.0% **Industrials**
- 14.0% **Information Technology**
- 6.3% **Energy**
- 5.2% **Consumer Staples**
- 3.1% **Materials**
- 1.8% **Telecommunications Services**
- 1.0% **Utilities**
- 6.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.
[4] TCW Investment Management replaced Aronson+Johnson+Ortiz as of November 1, 2004.
[5] Gardner Lewis replaced Eagle Asset Management as of December 27, 2004.

Laudus Small-Cap MarketMasters Fund™

Investor Shares Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the Fund with a benchmark and the Fund's Morningstar category.

Fund: **Investor Shares**   Ticker Symbol: SWOSX
Benchmark: **Russell 2000® Index**
Fund Category: **Morningstar Small-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 9/16/97
Investor Shares	-0.99%	3.25%	2.07%	5.09%
Russell 2000 Index	-0.15%	4.71%	4.07%	4.97%
Morningstar Small-Cap Blend	2.32%	7.50%	8.84%	7.16%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund, compared with a similar investment in a benchmark.

■ $14,603 **Investor Shares**
■ $14,480 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

- ■ Fund: **Select Shares**   Ticker Symbol: SWMSX
- ■ Benchmark: **Russell 2000® Index**
- ■ Fund Category: **Morningstar Small-Cap Blend**



6 Months: -0.90%, -0.15%, 2.32%
Since Inception: 6/9/04: -0.25%, 1.34%, 4.73%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

- ■ $49,875 **Select Shares**
- ■ $50,669 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	214
Weighted Average Market Cap ($ x 1,000,000)	$1,670
Price/Earnings Ratio (P/E)	28.4
Price/Book Ratio (P/B)	1.9
Portfolio Turnover Rate[2]	28%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
TAMRO Capital Partners LLC[4]	Small-Cap Value	23.4%
TCW Investment Management Company	Small/Mid-Cap Blend	14.4%
Tocqueville Asset Management LP	Small-Cap Blend	20.4%
Veredus Asset Management LLC	Small-Cap Growth	41.0%

Top Holdings[5]

Security	% of Net Assets
❶ **Joy Global, Inc.**	1.5%
❷ **Portfolio Recovery Associates, Inc.**	1.3%
❸ **The Ryland Group, Inc.**	1.3%
❹ **Steelcase, Inc.,** Class A	1.3%
❺ **Arch Coal, Inc.**	1.3%
❻ **Tidewater, Inc.**	1.2%
❼ **ManTech International Corp.,** Class A	1.2%
❽ **Ciber, Inc.**	1.1%
❾ **Beazer Homes USA, Inc.**	1.1%
❿ **Bucyrus International, Inc.**	1.0%
Total	**12.3%**

Sector Weightings % of Investments

This chart shows the Fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 23.0% **Information Technology**
- 18.3% **Consumer Discretionary**
- 17.7% **Industrials**
- 13.5% **Health Care**
- 10.6% **Materials**
- 6.5% **Financials**
- 5.6% **Energy**
- 2.3% **Consumer Staples**
- 2.5% **Other**

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the Fund based on a ten-factor model for value and growth characteristics. The Fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the Fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] TAMRO Capital Partners replaced Royce & Associates as of 4/1/04.

[5] This list is not a recommendation of any security by the investment adviser.

Laudus International MarketMasters Fund™

Investor Shares Performance as of 4/30/05

This chart compares performance of the Fund's Investor Shares with a benchmark and the Fund's Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWOIX
■ Benchmark: **MSCI EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Growth**



	6 Months	1 Year	5 Years	Since Inception: 10/16/96
Fund	10.76%	14.29%	1.05%	9.83%
Benchmark	8.71%	14.95%	-0.55%	4.37%
Category	6.97%	10.24%	-5.39%	3.52%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

This graph shows performance since inception of a hypothetical $10,000 investment in the Fund's Investor Shares, compared with a similar investment in a benchmark.

■ $22,283 **Investor Shares**
■ $14,414 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized. Because the Fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Total Returns[1, 2]

This chart compares performance of the Fund's Select Shares with its benchmark and Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWMIX
- Benchmark: **MSCI EAFE® Index**
- Fund Category: **Morningstar Foreign Large-Cap Growth**



	6 Months	1 Year	Since Inception: 4/2/04
Select Shares	10.93%	14.55%	9.86%
MSCI EAFE Index	8.71%	14.95%	10.07%
Morningstar Foreign Large-Cap Growth	6.97%	10.24%	5.89%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/marketmasters.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the Fund's Select Shares, compared with a similar investment in its benchmark.

- $55,345 **Select Shares**
- $55,458 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the Fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ Nestle SA	1.7%
❷ GlaxoSmithKline PLC	1.5%
❸ Diageo PLC	1.4%
❹ Sanofi-Aventis	1.3%
❺ Bayerische Motoren-Werke AG	1.3%
❻ Honda Motor Co., Ltd.	1.3%
❼ Takeda Chemical Industries Ltd.	1.2%
❽ SK Telecom Co., Ltd.	1.2%
❾ Bank of Ireland	1.1%
❿ Novartis AG	1.1%
Total	**13.1%**

Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
American Century Global Investment Management, Inc.	International Small Company	18.6%
Artisan Partners Limited Partnership	International Growth	17.6%
Harris Associates L.P.	International Value	38.1%
William Blair & Company, LLC	International Growth	24.2%

Statistics

Number of Holdings	399
Weighted Average Market Cap ($ x 1,000,000)	$27,063
Price/Earnings Ratio (P/E)	17.4
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	30%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the Fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



22.0%	Financials
19.5%	Consumer Discretionary
10.8%	Consumer Staples
10.7%	Industrials
9.1%	Health Care
7.3%	Information Technology
4.9%	Telecommunication Services
4.8%	Materials
4.4%	Energy
0.6%	Utilities
5.9%	Other

Country



16.2%	United Kingdom
15.5%	Japan
9.6%	Switzerland
9.4%	France
7.6%	Germany
4.7%	Netherlands
2.9%	Hong Kong
2.8%	Australia
2.8%	Canada
2.8%	Italy
2.8%	South Korea
18.8%	Other Countries
4.1%	Cash & Cash Equivalents

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a Fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2004 and held through April 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Laudus U.S. MarketMasters Fund™				
Investor Shares				
Actual Return	1.25%	$1,000	$1,026.20	$6.28
Hypothetical 5% Return	1.25%	$1,000	$1,018.60	$6.26
Select Shares®				
Actual Return	1.07%	$1,000	$1,027.10	$5.38
Hypothetical 5% Return	1.07%	$1,000	$1,019.49	$5.36
Laudus Balanced MarketMasters Fund™				
Investor Shares				
Actual Return	1.10%	$1,000	$1,041.70	$5.57
Hypothetical 5% Return	1.10%	$1,000	$1,019.34	$5.51
Select Shares				
Actual Return	0.95%	$1,000	$1,042.80	$4.81
Hypothetical 5% Return	0.95%	$1,000	$1,020.08	$4.76

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Laudus Small-Cap MarketMasters Fund™				
Investor Shares				
Actual Return	1.55%	$1,000	$990.10	$7.65
Hypothetical 5% Return	1.55%	$1,000	$1,017.11	$7.75
Select Shares				
Actual Return	1.37%	$1,000	$991.00	$6.76
Hypothetical 5% Return	1.37%	$1,000	$1,018.00	$6.85
Laudus International MarketMasters Fund™				
Investor Shares				
Actual Return	1.65%	$1,000	$1,107.60	$8.62
Hypothetical 5% Return	1.65%	$1,000	$1,016.61	$8.25
Select Shares				
Actual Return	1.47%	$1,000	$1,109.30	$7.69
Hypothetical 5% Return	1.47%	$1,000	$1,017.51	$7.35

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for the share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Laudus U.S. MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.30	9.94	7.48	9.20	13.89	14.06
Income or loss from investment operations:						
Net investment income or loss	0.02	(0.03)	(0.01)	0.06	0.38	0.38
Net realized and unrealized gains or losses	0.25	0.39	2.47	(1.68)	(3.21)	1.55
Total income or loss from investment operations	0.27	0.36	2.46	(1.62)	(2.83)	1.93
Less distributions:						
Dividends from net investment income	–	–	–	(0.10)	(0.46)	(0.33)
Distributions from net realized gains	–	–	–	–	(1.40)	(1.77)
Total distributions	–	–	–	(0.10)	(1.86)	(2.10)
Net asset value at end of period	10.57	10.30	9.94	7.48	9.20	13.89
Total return (%)	2.62[1]	3.62	32.89	(17.92)	(22.81)	12.98
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.25[2]	1.25	1.25	0.83[3,4]	0.50[4]	0.51[4,5]
Gross operating expenses	1.39[2]	1.39	1.42	1.16[4]	0.89[4]	0.89[4]
Net investment income or loss	0.32[2]	(0.25)	(0.12)	0.50	3.27	2.34
Portfolio turnover rate	50[1]	72	97	390	145	179
Net assets, end of period ($ x 1,000,000)	157	180	169	129	176	248

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.74% if certain non-routine expenses (proxy fees) had not been included.

[4] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[5] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	6/4/04[1]– 10/31/04–
Per-Share Data ($)		
Net asset value at beginning of period	10.32	10.42
Income or loss from investment operations:		
Net investment income or loss	0.02	(0.00)[2]
Net realized and unrealized gains or losses	0.26	(0.10)
Total income or loss from investment operations	0.28	(0.10)
Net asset value at end of period	10.60	10.32
Total return (%)	2.71 [3]	(0.96) [3]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	1.07 [4]	1.07 [4]
Gross operating expenses	1.35 [4]	1.37[4]
Net investment income or loss	0.42 [4]	(0.08)[4]
Portfolio turnover rate	50 [3]	72 [3]
Net assets, end of period ($ x 1,000,000)	2	1

* Unaudited.

[1] Commencement of operations.

[2] Per share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
92.7% Common Stock	135,817	147,372
2.1% Foreign Common Stock	2,737	3,300
0.1% Short-Term Investments	85	85
4.0% Other Investments	6,394	6,394
98.9% Total Investments	145,033	157,151
1.1% Other Assets and Liabilities		1,821
100.0% Total Net Assets		158,972

Security and Number of Shares	Value ($ x 1,000)
Common Stock 92.7% of net assets	

Banks 4.8%

Security and Number of Shares	Value ($ x 1,000)
Bank of America Corp. 31,100	1,401
Commerce Bancorp, Inc. 27,400	767
North Fork Bancorp, Inc. 32,300	909
Peoples Bank 4,300	179
Peoples Heritage Financial Group, Inc. 13,741	423

Security and Number of Shares	Value ($ x 1,000)
Sovereign Bancorp, Inc. 82,000	1,687
Washington Mutual, Inc. 43,200	1,785
Zions Bancorp. 6,600	462
	7,613

Business Machines & Software 0.6%

Hewlett Packard Co. 45,000	921
• Lexmark International, Inc., Class A 1,000	70
	991

Capital Goods 5.2%

3M Co. 10,200	780
• Alliant Techsystems, Inc. 11,300	782
Dover Corp. 17,400	632
• EMCOR Group, Inc. 11,755	525
❷ General Electric Co. 71,000	2,570
Grainger, Inc. 11,300	625
Rockwell Collins, Inc. 4,400	202
SPX Corp. 9,300	360
Tyco International Ltd. 35,100	1,099
York International Corp. 17,000	665
	8,240

Commercial Services & Supplies 3.4%

• Apollo Group Inc., Class A 10,000	721
❾ Cendant Corp. 111,700	2,224
• FTI Consulting, Inc. 28,100	620
Waste Management, Inc. 67,000	1,909
	5,474

Consumer Durables & Apparel 2.1%

American Greetings Corp., Class A 42,500	963
Jones Apparel Group, Inc. 37,365	1,138
Leggett & Platt, Inc. 18,550	500
Nike, Inc., Class B 9,400	722
	3,323

Consumer Services 4.8%

Carnival Corp. 19,000	929
Darden Restaurants, Inc. 21,900	657
Hilton Hotels Corp. 44,500	972
❼ McDonald's Corp. 77,000	2,257

Security and Number of Shares	Value ($ x 1,000)
Starwood Hotel & Resorts Worldwide, Inc. 15,700	853
Yum! Brands, Inc. 40,000	1,878
	7,546

Diversified Financials 7.0%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 15,000	791
Bank of New York Co., Inc. 52,200	1,458
Capital One Financial Corp. 15,400	1,092
Citigroup, Inc. 45,050	2,116
• E*TRADE Group, Inc. 41,100	457
JP Morgan Chase & Co. 52,000	1,845
Mellon Financial Corp. 17,700	490
• Piper Jaffray Cos., Inc. 9,200	254
T.Rowe Price Group, Inc. 11,400	629
The Goldman Sachs Group, Inc. 18,850	2,013
	11,145

Energy 4.3%

Security and Number of Shares	Value ($ x 1,000)
BJ Services Co. 6,500	317
ChevronTexaco Corp. 28,100	1,461
• Cooper Cameron Corp. 9,900	544
ENSCO International, Inc. 11,700	381
❻ Exxon Mobil Corp. 40,300	2,298
◆ Petroleo Brasileiro SA 29,100	1,220
• Transocean, Inc. 14,200	659
	6,880

Food & Staples Retailing 0.9%

Security and Number of Shares	Value ($ x 1,000)
Costco Cos., Inc. 35,000	**1,420**

Food Beverage & Tobacco 3.2%

Security and Number of Shares	Value ($ x 1,000)
Coca-Cola Co. 41,000	1,781
• Cott Corp. 12,850	288
Hershey Foods Corp. 9,500	607
Molson Coors Brewing Co. 6,700	414
The Pepsi Bottling Group, Inc. 71,000	2,035
	5,125

Health Care Equipment & Services 11.4%

Security and Number of Shares	Value ($ x 1,000)
❿ Baxter International, Inc. 58,000	2,152
Beckman Coulter, Inc. 9,900	660
• Boston Scientific Corp. 63,000	1,864
Cardinal Health, Inc. 27,400	1,523
• Caremark Rx, Inc. 26,250	1,051
Cigna Corp. 9,600	883
• Eclipsys Corp. 46,000	621
• Edwards Lifesciences Corp. 20,000	881
Health Management Associates, Inc., Class A 51,900	1,284
• Health Net, Inc. 16,700	568
Hillenbrand Industries, Inc. 12,800	707
PerkinElmer, Inc. 7,535	139
• St. Jude Medical, Inc. 26,000	1,015
• Tenet Healthcare Corp. 57,700	691
• Thermo Electron Corp. 24,300	607
United Healthcare Corp. 14,900	1,408
• Varian, Inc. 21,900	726
• Wellpoint, Inc. 10,800	1,380
	18,160

Healthcare / Drugs & Medicine 0.3%

Security and Number of Shares	Value ($ x 1,000)
Valeant Pharmaceuticals International 23,460	**487**

Household & Personal Products 0.7%

Security and Number of Shares	Value ($ x 1,000)
Colgate-Palmolive Co. 22,900	**1,140**

Household Products 0.5%

Security and Number of Shares	Value ($ x 1,000)
Procter & Gamble Co. 14,300	**774**

Insurance 2.8%

Security and Number of Shares	Value ($ x 1,000)
Arthur J. Gallagher & Co. 16,650	463
Assurant, Inc. 30,640	1,014
Marsh & McLennan Cos., Inc. 39,200	1,099
Old Republic International Corp. 23,500	555
St. Paul Cos., Inc. 35,200	1,260
	4,391

Materials 0.6%

Security and Number of Shares	Value ($ x 1,000)
Monsanto Co. 16,700	**979**

Media 9.1%

Security and Number of Shares	Value ($ x 1,000)
• ❽ Cablevision Systems New York Group, Class A 86,600	2,247

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•❸ Comcast Corp., Class A 77,350	2,454
• Cox Radio, Inc. 14,500	228
• Directv Group, Inc. 93,011	1,313
• Entercom Communications Corp. 7,250	234
• Interpublic Group of Cos., Inc. 47,200	607
• Liberty Media Corp., Class A 183,000	1,837
• Liberty Media International, Inc., Class A 11,000	456
• Sirius Satellite Radio, Inc. 41,740	199
•❶ Time Warner, Inc. 240,600	4,045
• Univision Communications, Inc. 8,400	221
Westwood One, Inc. 13,850	253
• XM Satellite Radio Holdings, Inc. 10,455	290
	14,384

Non-Durables & Entertainment 0.2%

• Electronic Arts, Inc. 7,200	**384**

Pharmaceuticals & Biotechnology 4.2%

• Amgen, Inc. 14,000	815
• Barr Pharmaceuticals, Inc. 4,900	254
• Charles River Laboratories, Inc. 15,000	711
◆ GlaxoSmithKline PLC 15,900	804
• Par Pharmaceutical Cos., Inc. 13,100	393
❹ Pfizer, Inc. 87,200	2,369
◆ Roche Holdings Ltd. 3,200	193
◆ Teva Pharmaceutical Industries Ltd. 35,200	1,100
	6,639

Producer Goods & Manufacturing 0.4%

Parker Hannifina Corp. 11,600	**695**

Retailing 7.0%

• Ann Taylor Stores Corp. 28,800	705
Federated Department Stores, Inc. 11,000	632
• Linens 'n Things, Inc. 39,291	917
May Department Stores Co. 26,550	931
Officemax, Inc. 22,180	720
Talbots, Inc. 27,200	695
Target Corp. 41,650	1,933

Security and Number of Shares	Value ($ x 1,000)
The Gap, Inc. 86,000	1,836
The TJX Max Cos., Inc. 19,900	451
❺ Tiffany & Co. 76,900	2,319
	11,139

Semiconductors & Semiconductor Equipment 5.2%

• Agere Systems, Inc., Class B 602,300	711
• Applied Materials, Inc. 53,600	797
• Cypress Semiconductor Corp. 62,100	744
• Freescale Semiconductor, Inc. Class B 26,400	498
Intersil Holding Corp., Class A 25,700	449
Microchip Technology, Inc. 24,400	695
• Micron Technology, Inc. 52,700	512
National Semiconductor Corp. 45,825	874
• Novellus Systems, Inc. 34,300	804
• Teradyne, Inc. 96,150	1,059
Texas Instruments, Inc. 46,500	1,161
	8,304

Software & Services 4.4%

Adobe Systems, Inc. 14,800	880
First Data Corp. 25,000	951
• Google, Inc. 6,000	1,320
• Mercury Interactive Corp. 19,300	798
Microsoft Corp. 45,600	1,154
Reynolds & Reynolds Co., Class A 16,305	430
•◆ Shanda Interactive Entertainment Ltd. 13,200	424
• Unisys Corp. 54,500	354
• Veritas Software Corp. 32,600	671
	6,982

Technology Hardware & Equipment 5.2%

• Andrew Corp. 53,000	650
• Anixter International, Inc. 10,800	399
• Arrow Electronics, Inc. 19,750	481
• Celestica, Inc. 43,035	495
• Cisco Systems, Inc. 62,600	1,082
• Corning, Inc. 49,800	685
• Ditech Communications Corp. 21,800	246
• EMC Corp. 63,900	838

Security and Number of Shares	Value ($ x 1,000)
• Juniper Networks, Inc. 36,200	818
Motorola, Inc. 67,300	1,032
Qualcomm, Inc. 19,850	693
• Vishay Intertechnology, Inc. 76,800	821
	8,240

Telecommunication Services 2.4%

Alltel Corp. 22,000	1,253
• Crown Castle International Corp. 41,100	663
• Leap Wireless International, Inc. 18,100	430
• NII Holdings, Inc. 27,800	1,392
	3,738

Transportation 2.0%

Southwest Airlines, Inc. 133,332	1,984
Union Pacific Corp. 18,700	1,195
	3,179

Foreign Common Stock 2.1% of net assets

France 0.7%

Sanofi-Aventis 12,700	**1,122**

South Korea 0.5%

Samsung Electronics Co. Ltd. Preferred 1,800	**816**

United Kingdom 0.9%

Lloyds TSB Group PLC 159,400	**1,362**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

Short-Term Investments 0.1% of net assets

U.S. Government Securities 0.1%

U.S. Treasury Bill 2.71%, 06/16/05	85	**85**

Security and Number of Shares	Value ($ x 1,000)

Other Investments 4.0% of net assets

Other Investment Companies 4.0%

Provident Institutional Funds— TempCash 994,284	994
Provident Institutional Funds— TempFund 5,399,719	5,400
	6,394

End of investments

Statement of
Assets and Liabilities

As of April 30, 2005, unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$157,151
Receivables:		
Fund shares sold		6
Dividends		226
Investments sold		2,155
Prepaid expenses	+	31
Total assets		**159,569**

Liabilities

Payables:		
Fund shares redeemed		126
Investments bought		406
Investment adviser and administrator fees		9
Transfer agency and shareholder service fees		3
Withholding taxes		2
Accrued expenses	+	51
Total liabilities		**597**

Net Assets

Total assets		159,569
Total liabilities	–	597
Net assets		**$158,972**

Net Assets by Source

Capital received from investors	186,784
Net investment income not yet distributed	278
Net realized capital losses	(40,207)
Net unrealized capital gains	12,117

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$157,171		14,872		$10.57
Select Shares	$1,801		170		$10.60

Unless stated, all numbers x 1,000.

The fund paid $145,033 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$83,440
Sales/maturities	$113,644

These derive from investments, foreign currency transactions and futures.

Federal Tax Data

Portfolio cost		$146,511
Net unrealized gains and losses:		
Gains		$17,892
Losses	+	(7,252)
		$10,640
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$–
Long-term capital gains		$–
Capital losses utilized		**$11,740**
Unused capital losses:		
Expires 10/31 of:		Loss amount:
2009		$16,032
2010		34,385
2011	+	604
		$51,021

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$1,372
Interest	+	2
Total investment income		**1,374**

Net of $4 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments		13,536
Net realized losses of futures contracts		(100)
Net realized losses on foreign currency transactions	+	(10)
Net realized gains		**13,426**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(8,104)
Net unrealized losses on foreign currency transactions	+	(1)
Net unrealized losses		**(8,105)**

Expenses

Investment adviser and administrator fees		857
Transfer agent and shareholder service fees:		
Investor Shares		217
Select Shares		2
Trustees' fees		3
Custodian and portfolio accounting fees		71
Professional fees		20
Registration fees		20
Shareholder reports		28
Other expenses	+	4
Total expenses		1,222
Expense reduction	–	126
Net expenses		**1,096**

Calculated as a percentage of average daily net assets: 0.925% of the first $500 million, 0.920% of the next $500 million, and 0.910% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 1.00% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $125 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.25%
Select Shares	1.07%

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets From Operations

Total investment income		1,374
Net expenses	–	1,096
Net investment income		**278**
Net realized gains		13,426
Net unrealized losses	+	(8,105)
Increase in net assets from operations		**$5,599**

These add up to a net gain on investments of $5,321.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income or loss	$278	($469)
Net realized gains	13,426	10,532
Net unrealized losses +	(8,105)	(5,030)
Increase in net assets from operations	**$5,599**	**$5,033**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	321	$3,478	4,950	$52,179
Select Shares +	90	975	118	1,210
Total shares sold	**411**	**$4,453**	**5,068**	**$53,389**
Shares Redeemed				
Investor Shares	(2,910)	($31,685)	(4,454)	($46,021)
Select Shares +	(37)	(404)	(1)	(11)
Total shares redeemed	**(2,947)**	**($32,089)**	**(4,455)**	**($46,032)**
Net transactions in fund shares	**(2,536)**	**($27,636)**	**613**	**$7,357**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	17,578	$181,009	16,965	$168,619
Total increase or decrease +	(2,536)	(22,037)	613	12,390
End of period	**15,042**	**$158,972**	**17,578**	**$181,009**

The fund started offering Select shares on June 4, 2004.

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $278 and $— at the end of the current and prior period respectively.

Laudus Balanced MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	11.88	11.07	9.35	10.12	13.44	13.44
Income or loss from investment operations:						
Net investment income	0.07	0.08	0.12	0.20	0.43	0.45
Net realized and unrealized gains or losses	0.43	0.86	1.75	(0.73)	(2.12)	1.18
Total income or loss from investment operations	0.50	0.94	1.87	(0.53)	(1.69)	1.63
Less distributions:						
Dividends from net investment income	(0.09)	(0.13)	(0.15)	(0.24)	(0.52)	(0.35)
Distributions from net realized gains	–	–	–	–	(1.11)	(1.28)
Total distributions	(0.09)	(0.13)	(0.15)	(0.24)	(1.63)	(1.63)
Net asset value at end of period	12.29	11.88	11.07	9.35	10.12	13.44
Total return (%)	4.17 [1]	8.59	20.25	(5.55)	(13.95)	12.00
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.10 [2]	1.10	1.10	0.76 [3,4]	0.50 [4]	0.51 [4,5]
Gross operating expenses	1.31 [2]	1.32	1.33	1.10 [4]	0.89 [4]	0.90 [4]
Net investment income	1.02 [2]	0.68	1.13	1.89	3.67	3.18
Portfolio turnover rate	177 [1]	242	256	380	95	114
Net assets, end of period ($ x 1,000,000)	130	130	109	97	118	153

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.72% if certain non-routine expenses (proxy fees) had not been included.

[4] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[5] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	6/3/04[1]– 10/31/04
Per-Share Data ($)		
Net asset value at beginning of period	11.89	11.57
Income or loss from investment operations:		
Net investment income	0.08	0.02
Net realized and unrealized gains	0.43	0.30
Total income from investment operations	0.51	0.32
Less distributions:		
Dividends from net investment income	(0.10)	–
Net asset value at end of period	12.30	11.89
Total return (%)	4.28[2]	2.77[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.95[3]	0.95[3]
Gross operating expenses	1.26[3]	1.29[3]
Net investment income	1.11[3]	0.73[3]
Portfolio turnover rate	177[2]	242[2]
Net assets, end of period ($ x 1,000,000)	4	2

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited.

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for future contract, short sale, swap agreements and delayed-delivery security

◆ American Depository Receipt

✚ Credit-enhanced security

◗ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change or demand date.

Holdings by Category		Cost/Proceeds ($x1,000)	Value ($x1,000)
64.9%	Common Stock	84,643	87,363
15.7%	U.S. Government Securities	20,796	21,090
1.2%	Foreign Government Securities	1,570	1,607
2.5%	Corporate Bonds	3,309	3,357
1.3%	Municipal Bonds	1,708	1,802
10.9%	Agency Mortgage-Backed Securities	14,441	14,600
1.1%	Non-Agency Mortgage-Backed Securities	1,531	1,530
0.0%	Preferred Stock	11	12
14.2%	Short-Term Investments	19,136	19,127
4.2%	Other Investments	5,684	5,684
0.0%	Options	3	3
116.0%	**Total Investments**	152,832	156,175
(5.9)%	Short Sales	(7,767)	(7,917)
0.0%	Options Written	(41)	(6)
(10.1)%	Other Assets and Liabilities		(13,604)
100.0%	**Total Net Assets**		134,648

Security and Number of Shares	Value ($ x 1,000)
Common Stock 64.9% of net assets	
Automobiles & Components 1.1%	
▲ Cooper Tire & Rubber Co. 10,200	178
▲ General Motors Corp. 40,000	1,067
•▲ Lear Corp. 3,200	109
▲◆ Magna International, Inc. 2,800	171
	1,525
Banks 1.8%	
▲ Astoria Financial Corp. 10,350	274
▲ Brookline Bancorp, Inc. 9,900	149

Security and Number of Shares	Value ($ x 1,000)
▲ Commerce Bancorp, Inc. 16,200	454
▲ Compass Bancshares, Inc. 3,000	129
▲ Independence Community Bank Corp. 7,600	271
▲ Peoples Bank 3,500	145
▲ PNC Financial Services Group 6,300	335
▲ Provident Financial Services, Inc. 10,700	182
▲ Suntrust Banks, Inc. 2,678	195
▲ Washington Federal, Inc. 13,310	297
	2,431
Business Machines & Software 0.1%	
•▲ Tech Data Corp. 3,700	**135**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Capital Goods 5.4%	
▲ 3M Co. 6,100	466
▲ Deere & Co. 3,400	213
▲ Dover Corp. 5,100	185
▲ General Electric Co. 13,200	478
▲ Grainger, Inc. 3,200	177
▲ Honeywell International, Inc. 39,600	1,416
•▲ Jacobs Engineering Group, Inc. 6,100	297
▲ Rockwell Collins, Inc. 2,600	119
▲ Textron, Inc. 11,200	844
❿ The Boeing Co. 26,500	1,577
▲ Tyco International Ltd. 21,100	661
▲ United Technologies Corp. 7,900	804
	7,237
Commercial Services & Supplies 1.6%	
•▲ Apollo Group Inc., Class A 6,100	440
▲ Cendant Corp. 32,200	641
▲ H&R Block, Inc. 2,500	125
▲ Manpower, Inc. 6,200	239
▲ Republic Services, Inc., Class A 8,000	277
▲ The ServiceMaster Co. 12,500	160
▲ Waste Management, Inc. 7,200	205
	2,087
Consumer Durables & Apparel 2.7%	
▲ Eastman Kodak Co. 2,100	53
▲ Jones Apparel Group, Inc. 9,000	274
▲ Mattel, Inc. 79,300	1,431
▲ Nike, Inc., Class B 5,600	430
▲ Pulte Corp. 2,700	193
▲◆ Sony Corp. 32,300	1,186
	3,567
Consumer Services 1.1%	
▲◆ Fairmont Hotels & Resorts, Inc. 4,600	144
▲ Hilton Hotels Corp. 26,800	585
▲ McDonald's Corp. 5,700	167
▲ Starwood Hotel & Resorts Worldwide, Inc. 9,500	516
▲ Wendy's International, Inc. 2,900	125
	1,537

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 5.4%	
▲ American Express Co. 29,000	1,528
▲ Capital One Financial Corp. 9,200	652
▲ CIT Group, Inc. 5,900	238
▲ Citigroup, Inc. 7,600	357
▲ Federated Investors, Inc. 5,700	162
▲ Franklin Resources, Inc. 1,700	117
▲ JP Morgan Chase & Co. 41,400	1,469
▲ Legg Mason, Inc. 1,550	110
▲ Mellon Financial Corp. 8,400	232
▲ Merrill Lynch & Co., Inc. 20,000	1,079
▲ State Street Corp. 7,300	337
▲ T.Rowe Price Group, Inc. 6,700	370
▲ The Goldman Sachs Group, Inc. 4,450	475
▲ Waddell & Reed Financial, Inc. 8,600	150
	7,276
Electronics 0.1%	
•▲ Andrew Corp. 8,200	**101**
Energy 4.3%	
▲ Anadarko Petroleum Corp. 3,500	256
▲ Apache Corp. 3,000	169
▲ BJ Services Co. 5,900	288
•▲ Cimarex Energy Co. 4,100	145
▲ Conoco Phillips 11,300	1,185
•▲ Cooper Cameron Corp. 4,100	225
▲ Devon Energy Corp. 3,100	140
▲ Exxon Mobil Corp. 12,200	696
•▲ Houston Exploration Co. 2,200	112
•▲ Nabors Industries Ltd. 3,000	162
•▲ Newfield Exploration Co. 4,000	284
▲ Noble Energy, Inc. 3,100	199
▲ Patina Oil & Gas Corp. 2,400	92
▲ Patterson Energy, Inc. 7,200	172
▲ Pioneer Natural Resouces Co. 2,800	114
•▲ Precision Drilling Corp. 800	58
•▲ Stone Energy Corp. 3,000	135
•▲ Transocean, Inc. 22,700	1,052
▲ Unocal Corp. 3,200	174
▲ Western Gas Resources, Inc. 4,400	147
	5,805

Security and Number of Shares	Value ($ x 1,000)
Food & Staples Retailing 0.4%	
▲ CVS Corp. 4,400	227
▲ Supervalu, Inc. 7,700	243
	470
Food Beverage & Tobacco 2.4%	
▲ Brown-Forman Corp., Class B 1,500	83
▲ Flowers Foods, Inc. 16,100	464
▲ H.J. Heinz Co. 5,100	188
▲ Hershey Foods Corp. 5,700	364
▲ J.M. Smucker Co. 3,400	169
▲ Kraft Foods, Inc., Class A 41,700	1,352
▲ Molson Coors Brewing Co. 2,900	179
▲ Tyson Foods, Inc. 27,300	461
	3,260
Health Care Equipment & Services 7.2%	
▲ Becton Dickinson & Co. 15,900	930
•▲ Boston Scientific Corp. 20,300	601
•▲ Caremark Rx, Inc. 16,200	649
▲ Cigna Corp. 5,800	534
▲❽ HCA, Inc. 33,100	1,848
▲ Health Management Associates, Inc., Class A 6,600	163
•▲ Henry Schein, Inc. 5,600	210
▲ Hillenbrand Industries, Inc. 3,600	199
•▲ Laboratory Corporation of America Holdings 4,300	213
•▲ Lifepoint Hospitals, Inc. 3,400	151
▲ Manor Care, Inc. 7,000	233
•▲ Medco Health Solutions, Inc. 30,000	1,529
•▲ Millipore Corp. 4,400	212
▲ Omnicare, Inc. 10,500	364
•▲ Priority Healthcare Corp., Class B 3,700	84
•▲ St. Jude Medical, Inc. 15,800	617
•▲ Steris Corp. 10,300	244
•▲ Tenet Healthcare Corp. 76,100	911
	9,692
Household & Personal Products 0.5%	
▲ Kimberly-Clark Corp. 11,200	**699**

Security and Number of Shares	Value ($ x 1,000)
Household Products 0.3%	
▲ Procter & Gamble Co. 8,600	**466**
Insurance 3.0%	
▲ Allstate Corp. 17,000	955
▲ American International Group, Inc. 20,700	1,053
•▲ Berkshire Hathaway, Inc., Class B 104	291
▲ Chubb Corp. 9,100	744
▲ Everest Reinsurance Group Ltd. 1,900	156
▲ IPC Holdings Ltd. 5,900	222
▲ Lincoln National Corp. 3,000	135
▲ Mercury General Corp. 2,200	116
▲ Old Republic International Corp. 15,450	365
	4,037
Materials 2.1%	
▲ Agrium, Inc. 4,000	71
▲ Air Products & Chemicals, Inc. 2,500	147
▲ Lubrizol Corp. 8,900	345
▲ MeadWestavco Corp. 41,700	1,228
▲ Monsanto Co. 10,000	586
•▲ Smurfit-Stone Container Corp. 13,900	182
▲ Steel Dynamics, Inc. 3,700	101
▲ Temple-Inland, Inc. 6,500	220
	2,880
Media 4.2%	
▲ Clear Channel Communications, Inc. 14,100	451
▲ Comcast Corp. 24,800	796
•▲ Comcast Corp., Class A 21,700	689
•▲ Cox Radio, Inc. 7,900	124
•▲ Liberty Media Corp., Class A 27,100	272
▲ McGraw Hill Cos., Inc. 2,300	200
▲ Omnicom Group, Inc. 1,700	141
▲ Readers Digest Association, Inc. 30,000	510
•▲❾ Time Warner, Inc. 98,350	1,653
▲ Tribune Co. 17,800	687
▲ Westwood One, Inc. 7,200	132
	5,655

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Non-Durables & Entertainment 0.2%	
•▲ Electronic Arts, Inc. 4,300	**230**
Pharmaceuticals & Biotechnology 2.9%	
•▲ Endo Pharmaceutical Holdings, Inc. 7,300	145
◆ GlaxoSmithKline PLC 9,500	480
▲ Perrigo Co. 11,000	201
▲ Pfizer, Inc. 17,700	481
▲◆ Roche Holdings Ltd. 1,900	115
▲◆ Teva Pharmaceutical Industries Ltd. 20,700	647
•▲ Watson Pharmaceuticals, Inc. 19,400	582
▲ Wyeth 27,000	1,213
	3,864
Producer Goods & Manufacturing 0.3%	
▲ Parker Hannifin Corp. 6,900	**414**
Real Estate 1.0%	
▲ Archstone Communities Trust 3,200	115
▲ Equity One, Inc. 5,900	124
▲ Health Care Property Investors, Inc. 4,500	115
▲ Home Properties of New York, Inc. 5,500	230
▲ Plum Creek Timber Co., Inc. 4,000	138
▲ Rayonier, Inc. 5,575	280
▲ The Macerich Co. 3,710	224
▲ Trizec Properties, Inc. 8,760	175
	1,401
Retailing 3.0%	
•▲ Advance Auto Parts, Inc. 2,900	155
•▲ Ann Taylor Stores Corp. 3,900	95
•▲ Big Lots, Inc. 8,000	81
▲ Genuine Parts Co. 2,700	116
•▲ IAC InterActiveCorp. 7,600	165
▲ May Department Stores Co. 11,200	393
•▲ Office Depot, Inc. 39,100	766
•▲ Saks, Inc. 8,600	147
•▲ Sears Holdings Corp. 6,725	909
▲ Talbots, Inc. 5,400	138

Security and Number of Shares	Value ($ x 1,000)
▲ Target Corp. 10,000	464
•▲ Toys 'R' Us, Inc. 22,900	581
	4,010
Semiconductors & Semiconductor Equipment 2.6%	
•▲ Advanced Micro Devices, Inc. 82,600	1,175
•▲ Applied Materials, Inc. 32,900	489
•▲ Fairchild Semiconductor International, Inc. 3,600	48
•▲ Integrated Device Technology, Inc. 6,200	66
▲ Intersil Holding Corp., Class A 35,900	627
▲ Microchip Technology, Inc. 14,600	416
•▲ Micron Technology, Inc. 31,200	303
•▲ Teradyne, Inc. 23,300	257
•▲ Zoran Corp. 11,400	121
	3,502
Software & Services 2.8%	
▲ Adobe Systems, Inc. 8,900	529
•▲ Check Point Software Technologies Ltd. 5,600	117
▲ Electronic Data Systems Corp. 23,000	445
•▲ Google, Inc. 2,300	506
•▲ Mercury Interactive Corp. 11,500	475
▲ Microsoft Corp. 29,700	752
•▲ Siebel Systems, Inc. 12,600	113
•▲ Sungard Data Systems, Inc. 5,700	190
•▲ Sybase, Inc. 5,000	95
•▲ Synopsys, Inc. 7,500	123
•▲ Veritas Software Corp. 19,600	404
•▲ Verity, Inc. 6,300	52
	3,801
Technology Hardware & Equipment 4.1%	
•▲ Avaya, Inc. 16,500	143
•▲ Avocent Corp. 6,100	153
•▲ Corning, Inc. 30,100	414
•▲ EMC Corp. 38,400	504
•▲ Flextronics International Ltd. 6,100	68
•▲ Foundry Networks, Inc. 14,600	123
▲ Hewlett Packard Co. 68,200	1,396
▲ International Business Machines Corp. 9,400	718
•▲ Juniper Networks, Inc. 21,700	490

Security and Number of Shares		Value ($ x 1,000)
▲ Motorola, Inc.	39,800	610
▲ Qualcomm, Inc.	11,900	415
•▲ Solectron Corp.	80,500	266
•▲ Vishay Intertechnology, Inc.	11,600	124
•▲ Xerox Corp.	9,800	130
		5,554

Telecommunication Services 1.2%

▲ Alltel Corp.	3,300	188
▲ Century Telephone Enterprises, Inc. 8,500		261
•▲ IDT Corp.	8,135	109
•▲ Qwest Communication International, Inc. 291,500		997
•▲ Wireless Facilities, Inc.	17,400	92
		1,647

Transportation 2.4%

▲ CNF, Inc.	24,900	1,064
▲ CSX Corp.	34,800	1,397
•▲ Kansas City Southern Industries, Inc. 8,400		159
•▲ Laidlaw International, Inc.	16,900	378
▲ Werner Enterprises, Inc.	10,100	188
		3,186

Utilities 0.7%

▲ American Electric Power Co., Inc.	22,200	782
▲ Oneok, Inc.	3,900	112
		894

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Government Securities 15.7% of net assets

U.S. Treasury Bond		
▲ 9.13%, 05/15/18	100	147
8.13%, 08/15/19	500	691
6.88%, 08/15/25	250	324
▲◗❻ 6.00%, 02/15/26	2,400	2,841
▲ 6.63%, 02/15/27	1,000	1,274
5.50%, 08/15/28	100	113
U.S. Treasury Inflation-Protected Security		
2.38%, 01/15/25	100	111

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Note		
◗ 3.75%, 03/31/07	300	301
3.13%, 04/15/09	300	292
◗❼ 4.00%, 06/15/09	2,000	2,013
▲❷ 3.63%, 07/15/09	6,900	6,844
▲❸ 3.38%, 09/15/09	4,800	4,710
6.50%, 02/15/10	400	445
◗ 4.00%, 04/15/10	500	502
▲ 1.63%, 01/15/15	300	302
U.S. Treasury Stripped Bond		
0.00%, 11/15/16	300	180
		21,090

Foreign Government Securities 1.2% of net assets

◗ Bundes Republic of Deutschland		
Series 97		
6.50%, 07/04/27	500	892
France Government Bond		
4.00%, 04/25/49	100	130
◗ UK Treasury Gilt		
4.75%, 09/07/15	300	585
		1,607

Corporate Bonds 2.5% of net assets

Fixed-Rate Obligations 1.9%

Centerpoint Energy		
Series B		
8.13%, 07/15/05	100	101
DaimlerChrysler NA Holding		
3.20%, 03/07/07	400	396
▲ El Paso Corp.		
7.80%, 08/01/31	100	91
Federal Republic of Brazil		
4.31%, 04/15/09	235	232
11.00%, 08/17/40	800	908
Series EI		
4.25%, 04/15/06	32	32
General Motors Corp.		
8.38%, 07/15/33	100	76
▲ Republic of Panama		
9.38%, 01/16/23	250	295
▲ SBC Communications, Inc., 144A		
4.21%, 06/01/21	400	400
		2,531

Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Variable-Rate Obligations 0.6%		
▲ General Motors Acceptance Corp. 4.75%, 05/19/05	500	500
HSBC Bank USA 2.59%, 06/21/05	250	251
PG&E Corp. 3.82%, 07/03/05	25	25
TXU Energy Co, L.L.C. 144A 3.42%, 07/14/05	50	50
		826
Municipal Bonds 1.3% of net assets		
Revenue Bonds 1.3%		
▲ Golden State, California Securitization Corp. *Revenue Bond, Series 2003-A-1* 6.25%, 06/01/33	250	258
▲+ Massachusetts State Water Resource Authority *General Revenue Bond, Series 2002J* 5.00%, 08/01/32	250	260
▲ Tobacco Settlement Financing Corp. of Rhode Island *Revenue Bond, Series 2002A* 6.25%, 06/01/42	500	504
▲+ Triborough, New York Bridge & Tunnel Authority *Revenue Bond, Series 2002B* 5.00%, 11/15/32	750	780
		1,802
Agency Mortgage-Backed Securities 10.9% of net assets		
Collateralized Mortgage Obligations 0.1%		
Fannie Mae *Series 2003-3 Class PA* 4.50%, 08/25/09	61	**61**
U.S. Government Agency Mortgages 10.8%		
Fannie Mae		
◗❺ 4.50%, 05/12/35	3,000	2,897
▲❶ 5.50%, 05/12/35	7,400	7,472
4.46%, 09/01/31	32	33
Pool# 535846 6.00%, 04/01/16	40	42
Pool# 555454 6.00%, 03/01/18	28	29
Pool# 732153 4.50%, 07/01/33	145	140
Pool# 733910 4.50%, 08/01/33	212	206
◗❹ Fannie Mae TBA 5.00%, 05/12/35	3,500	3,466
Freddie Mac *Pool# C90580* 6.00%, 09/01/22	247	254
		14,539
Non-Agency Mortgage-Backed Securities 1.1% of net assets		
Fixed-Rate Obligations 0.2%		
▲ Bank of America Mortgage Securities *Series 2004-2 Class 5A1* 6.50%, 10/25/19	152	157
▲ Residential Funding Mortgage Security I *Series-S9 Class A1* 6.50%, 03/25/32	81	82
		239
Variable-Rate Obligations 0.9%		
Bear Stearns Adjustable Rate Mortgage Trust		
Series 2002-11 Class 1A1 5.64%, 05/01/05	95	97
Series 2002-5 Class 6A 5.93%, 05/01/05	38	38
Series 2002-9 Class 2A 5.27%, 05/01/05	67	67
Series 2005-4 Class 23A2 5.45%, 05/01/05	200	203
Quest Trust, 144A *Series 2004-X2 Class A1* 3.21%, 05/25/05	107	107
Structured Asset Securities Corp. *Series 2002-13 Class 2A1* 3.15%, 05/25/05	108	108
▲ Washington Mutual *Series 2003-R1 Class A1* 2.92%, 05/25/05	673	671
		1,291

 See financial notes.

Security and Number of Shares		Value ($ x 1,000)
Preferred Stock 0.0% of net assets		
Fannie Mae Preferred	221	**12**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 14.2% of net assets		
U.S. Government Securities 3.1%		
Fannie Mae		
▲ 2.98%, 07/20/05	1,100	1,093
▲ 2.99%, 07/20/05	1,100	1,093
3.01%, 07/27/05	200	199
Freddie Mac		
2.96%, 07/19/05	200	199
▲ 3.00%, 07/26/05	1,100	1,093
U.S. Treasury Bills		
▲ 2.69%, 06/02/05	40	40
▲ 2.73%, 06/16/05	40	40
▲ 2.74%, 06/16/05	210	209
▲ 2.73%, 06/17/05	175	174
		4,140
Commercial Paper & Other Corporate Obligations 11.1%		
AB Spintab		
2.75%, 06/03/05	200	199
Barclays U.S. Funding Corp.		
▲ 2.93%, 06/14/05	1,100	1,096
2.95%, 06/16/05	100	100
Carolina Light & Power Co.		
3.67%, 10/11/05	200	197
▲ CBA (Delaware) Finance, Inc.		
2.86%, 06/06/05	1,100	1,097
Comcast Corp.		
3.25%, 06/13/05	250	249
Danske Corp.		
2.98%, 06/30/05	100	99
▲ 3.01%, 07/07/05	1,100	1,094
▲ Dexia Delaware, L.L.C.		
2.81%, 05/23/05	400	399
DnB NOR Bank ASA		
▲ 2.75%, 06/10/05	900	897
2.98%, 07/14/05	300	298
▲ Ford Motor Credit Co.		
3.97%, 03/21/07	400	389
Foreningssparbanken AB (Swedbank)		
2.80%, 05/24/05	700	699
2.98%, 06/29/05	300	298
▲ Fortis Funding, L.L.C.		
2.64%, 05/20/05	800	799
General Electric Capital Corp.		
▲ 2.84%, 06/01/05	1,100	1,097
2.97%, 06/20/05	100	100
HBOS Treasury Services PLC		
2.82%, 05/23/05	400	399
▲ 2.95%, 06/16/05	800	797
ING (U.S.) Funding, L.L.C.		
▲ 2.94%, 06/16/05	1,100	1,096
2.96%, 06/21/05	100	100
Rabobank USA Finance Corp.		
2.72%, 06/01/05	200	199
▲ 2.95%, 06/21/05	1,000	996
▲ Svenska Handelsbanken, Inc.		
3.05%, 07/20/05	1,100	1,093
UBS Finance, Inc.		
2.81%, 05/06/05	700	700
▲ 2.87%, 05/13/05	500	500
		14,987

Security and Number of Shares		
Other Investments 4.2% of net assets		
Other Investment Companies 4.2%		
▲ Provident Institutional Funds— TempCash	853,744	854
▲ Provident Institutional Funds— TempFund	4,830,298	4,830
		5,684

See financial notes.

Portfolio Holdings continued

Security Description	Number of Contracts	Value ($ x 1,000)
Options 0.0% of net assets		
Call Options 0.0%		
U.S. Treasury Note Futures, Strike Price 114, Expires 05/20/05	53	**3**
Put Options 0.0%		
90 Day Euro Dollar Futures, Strike Price 92.50, Expires 03/13/06	35	—*
90 Day Euro Dollar Futures, Strike Price 93.75, Expires 09/19/05	37	—*
90 Day Euro Dollar Futures, Strike Price 93.75, Expires 12/19/05	50	—*
		—*

End of investments.

*Amounts stated as "—" are less than $1.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short Sales 5.9% of net assets		
U.S. Government Securities 5.9%		
U.S Treasury Note		
▸ 6.00%,	400	434
▸ 3.63%,	3,200	3,113
▸ 3.88%,	2,800	2,763
▸ 4.00%,	1,100	1,099
▸ 4.38%,	500	508
		7,917

Security Description	Number of Contracts	
Options Written 0.0% of net assets		
Call Options 0.0%		
3 Month LIBOR, Strike Price 4.00, Expires 10/31/05	70	2
U.S. Treasury Note Futures, Strike Price 112, Expires 05/20/05	1	1
U.S. Treasury Note Futures, Strike Price 115, Expires 05/20/05	21	1
		4

Security Description	Number of Contracts	Value ($ x 1,000)
Put Options 0.0%		
3 Month LIBOR, Strike Price 7.00, Expires 10/31/05	70	—*
U.S. Treasury Bond Futures, Strike Price 108, Expires 05/20/05	9	—*
U.S. Treasury Note Futures, Strike Price 107, Expires 05/20/05	1	—*
U.S. Treasury Note Futures, Strike Price 108, Expires 05/20/05	2	—*
U.S. Treasury Note Futures, Strike Price 109, Expires 05/20/05	21	1
U.S. Treasury Note Futures, Strike Price 110, Expires 05/20/05	8	1
		2

End of short sales and options written.

*Amounts stated as "—" are less than $1.

In addition to the above, the fund held the following at 4/30/05. All numbers x 1,000 except number of futures contracts.

Swap Agreements

Interest Rate Swaps	Notional Amount	Unrealized Gains/(Losses)
British Pounds		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/15/08, Barclays Bank	2,800	73
European Euro		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 5.00%, expires 12/15/04, UBS AG	2,300	(297)
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 6.00%, expires 06/18/34, JP Morgan Chase	300	37
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 6.00%, expires 03/15/32, JP Morgan Chase	500	41
U.S. Dollars		
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 4.00%, expires 06/15/07, Goldman Sachs	1,000	1
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 4.00%, expires 06/15/10, Lehman Brothers, Inc.	400	(1)
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 4.00%, expires 06/15/10, Goldman Sachs	5,300	(9)
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 5.00%, expires 06/15/15, JP Morgan Chase	1,000	(10)
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 6.00%, expires 12/15/24, UBS AG	200	(5)
Credit Default Swaps		
U.S. Dollars		
Eli Lilly & Co. Rate 0.16%, expires 12/20/08, Barclays Bank PLC	100	—*
Johnson & Johnson, Inc. Rate 0.11%, expires 12/20/08, Lehman Brothers, Inc.	100	—*

*Amounts stated as "—" are less than $1.

All numbers x 1,000 except number of futures contracts.

Swap Agreements (continued)

	Notional Amount	Unrealized Gains/(Losses)
Eaton Corp. Rate 0.28%, expires 12/20/08, Citibank N.A.	100	—*
Whirlpool Corp. Rate 0.29%, expires 12/20/08, Lehman Brothers, Inc.	100	1
Home Depot, Inc. Rate 0.12%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
Fedex Corp. Rate 0.29%, expires 12/20/08, Citibank N.A.	100	—*
Allstate Corp. Rate 0.26%, expires 12/20/08, Morgan Stanley	100	(1)
Wal-mart Stores, Inc. Rate 0.14%, Expires 12/20/08, Citibank N.A.	200	—*
Ingersoll-Rand Co. Ltd. Rate 0.32%, expires 12/20/08, Merrill Lynch	100	—*
Emerson Electric Co. Rate 0.21%, expires 12/20/08, Morgan Stanley	100	—*
Autozone, Inc. Rate 0.35%, expires 12/20/08, UBS AG	200	2
Radioshack Corp. Rate 0.35%, expires 12/20/08, Lehman Brothers, Inc.	100	1
Masco Corp. Rate 0.30%, expires 12/20/08, Lehman Brothers, Inc.	100	—*
People's Republic of China Rate 0.40%, expires 06/20/09, Lehman Brothers, Inc.	200	(1)
		(168)

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index, Long expires 03/17/05			
90 Day Eurodollar, Long expires 03/13/06	20	4,797	(10)
90 Day Eurodollar, Long expires 09/19/05	11	2,647	(10)
90 Day Eurodollar, Long expires 12/19/05	94	22,575	(28)
10 Year, Short U.S. Treasury Note, expires 06/21/05	56	6,240	(82)

*Amounts stated as "—" are less than $1.

All numbers x 1,000 except number of futures contracts.

Futures Contracts (continued)			
	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
30 Year, Short U.S. Treasury Bond, expires 06/21/05	9	1,034	(28)
90 Day Libor, Long expires 12/21/05	10	2,272	(2)
UK Gilt, Long expires 06/28/05	2	426	8
			(152)

Forward Foreign Currency Contracts					
Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
05/10/05	U.S. Dollars	120	European Euro	93	—*
05/16/05	Chilean Pesos	11,119	U.S. Dollars	20	—*
05/23/05	Brazilian Real	27	U.S. Dollars	10	1
05/23/05	Peruvian New Sol	35	U.S. Dollars	11	—*
05/23/05	Polish Zloty	33	U.S. Dollars	11	(1)
05/23/05	Russian Ruble	257	U.S. Dollars	9	—*
05/24/05	Singapore Dollars	16	U.S. Dollars	10	—*
05/24/05	Taiwanese Dollars	300	U.S. Dollars	10	—*
05/25/05	U.S. Dollars	718	European Euro	548	11
05/27/05	Mexican Pesos	178	U.S. Dollars	16	—*
05/27/05	Slovakian Koruna	330	U.S. Dollars	11	(1)
06/09/05	British Pounds	17	U.S. Dollars	32	—*
06/09/05	U.S. Dollars	132	British Pounds	69	—*
06/13/05	Brazilian Real	27	U.S. Dollars	10	1
06/13/05	Chilean Pesos	5,454	U.S. Dollars	9	—*
06/13/05	Japanese Yen	112,200	U.S. Dollars	1,041	34
06/14/05	Peruvian New Sol	63	U.S. Dollars	19	—*
06/21/05	Indian Rupee	1,360	U.S. Dollars	31	—*
06/21/05	Singapore Dollars	16	U.S. Dollars	10	—*
06/21/05	South Korean Won	10,700	U.S. Dollars	11	—*
06/21/05	Tiawanese Dollars	299	U.S. Dollars	10	—*
06/22/05	Russian Ruble	275	U.S. Dollars	10	—*
06/23/05	Mexican Pesos	101	U.S. Dollars	9	—*
06/23/05	Polish Zloty	33	U.S. Dollars	11	(1)

*Amounts stated as "—" are less than $1.

All numbers x 1,000 except number of futures contracts.

Forward Foreign Currency Contracts (continued)					
Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
06/23/05	Slovakian Koruna	602	U.S. Dollars	21	(1)
07/20/05	Brazilian Real	27	U.S. Dollars	10	—*
07/26/05	Singapore Dollars	28	U.S. Dollars	17	—*
07/27/05	South Korean Won	34,676	U.S. Dollars	29	—*
08/02/05	Chilean Pesos	1,895	U.S. Dollars	3	—*
					43

*Amounts stated as "—" are less than $1.

Statement of
Assets and Liabilities

As of April 30, 2005, unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$156,175
Foreign currency	91
Receivables:	
Fund shares sold	96
Dividends	56
Interest	360
Due from brokers for futures	2
Investments sold	8,847
Investments sold short	7,886
Unrealized gains on forward foreign currency contracts	47
Prepaid expenses	+ 26
Total assets	**173,586**

Liabilities

Securities sold short, at value	7,917
Options written, at value	6
Swap agreements, at fair value	391
Payables:	
Fund shares redeemed	145
Investments bought	30,278
Due to brokers for futures	10
Interest on short sales	120
Investment adviser and administrator fees	7
Transfer agency and shareholder service fees	3
Withholding taxes on foreign dividends	1
Unrealized losses on forward foreign currency contracts	4
Accrued expenses	+ 56
Total liabilities	**38,938**

Net Assets

Total assets	173,586
Total liabilities	− 38,938
Net assets	**$134,648**

Net Assets by Source

Capital received from investors	129,800
Net investment income not yet distributed	242
Net realized capital gains	1,654
Net unrealized capital gains	2,952

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$130,484	10,618	$12.29
Select Shares	$4,164	339	$12.30

All numbers x 1,000 except number of written option contracts.

The fund paid $152,832 for these securities.

Includes certain restricted but deemed liquid 144A and section 4(2) securities worth $557 or 0.4% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$104,739
Sales/maturities	$108,425

The fund's long-term government security transactions were:

Purchases	$120,800
Sales/maturities	$108,187

The fund paid $86 for this currency.

The proceeds for securities sold short is $7,767.

Options Written	Number of Contracts	Premiums Received
Beginning of period	982	$219
Options written	84	27
Options closed	(373)	(78)
Options expired	(490)	(127)
Options exercised	+ −	−
End of period	**203**	**$41**

The fund received $223 to enter into these swap agreements.

These derive from investments, short sales, options, foreign currency transactions, futures and swap agreements.

Federal Tax Data

Portfolio cost	$153,174
Net unrealized gains and losses:	
Gains	$7,511
Losses	+ (4,510)
	$3,001

As of October 31, 2004:
Net Undistributed earnings:

Ordinary income	$516
Long-term capital gains	$−
Capital losses utilized	$8,576

Unused capital losses:

Expires 10/31 of:	Loss amount:
2009	$405
2010	+ 9,116
	$9,521

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$773
Interest	+ 675
Total investment income	**1,448**

Net of $2 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	11,507
Net realized gains on short sales	107
Net realized gains on foreign currency transactions	6
Net realized gains on option contracts	64
Net realized gains on futures contracts	369
Net realized gains on swap agreements	+ 215
Net realized gains	**12,268**

Calculated as a percentage of average daily net assets: 0.775% of the first $500 million, 0.75% of the next $500 million, and 0.725% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 0.85% of average daily net assets.

Net Unrealized Gains and Losses

Net unrealized losses on investments	(6,842)
Net unrealized losses on short sales	(66)
Net unrealized gains on foreign currency transactions	137
Net unrealized gains on option contracts	27
Net unrealized losses on futures contracts	(373)
Net unrealized losses on swap agreements	+ (299)
Net unrealized losses	**(7,416)**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

Expenses

Investment adviser and administrator fees	564
Transfer agent and shareholder service fees:	
Investor shares	167
Select shares	3
Trustees' fees	3
Custodian and portfolio accounting fees	101
Professional fees	20
Registration fees	18
Shareholder reports	12
Other expenses	+ 4
Total expenses	892
Expense reduction	− 142
Net expenses	**750**

For the fund's independent trustees only.

Includes $141 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.10%
Select Shares	0.95%

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	1,448
Net expenses	− 750
Net investment income	**698**
Net realized gains	12,268
Net unrealized losses	+ (7,416)
Increase in net assets from operations	**$5,550**

These add up to a net gain on investments of $4,852.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		11/1/04–4/30/05	11/1/03–10/31/04
Net investment income		$698	$852
Net realized gains		12,268	8,042
Net unrealized gains or losses	+	(7,416)	782
Increase in Net Assets from Operations		**5,550**	**9,676**

Distributions Paid

Dividends from Net Investment Income			
Investor Shares		$947	$1,360
Select Shares	+	21	–
Total dividends from net investment income		**$968**	**$1,360**

Transactions in Fund Shares

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares Sold					
Investor Shares		848	$10,515	3,519	$40,718
Select Shares	+	261	3,220	169	1,957
Total shares sold		**1,109**	**$13,735**	**3,688**	**$42,675**
Shares Reinvested					
Investor Shares		76	$947	112	$1,274
Select Shares	+	2	21	–	–
Total shares reinvested		**78**	**$968**	**112**	**$1,274**
Shares Redeemed					
Investor Shares		(1,291)	($16,006)	(2,489)	($28,746)
Select Shares	+	(62)	(762)	(31)	(361)
Total shares redeemed		**(1,353)**	**($16,768)**	**(2,520)**	**($29,107)**
Net transactions in fund shares		**(166)**	**($2,065)**	**1,280**	**$14,842**

Shares Outstanding and Net Assets

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		11,123	$132,131	9,843	$108,973
Total increase or decrease	+	(166)	2,517	1,280	23,158
End of period		**10,957**	**$134,648**	**11,123**	**$132,131**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$1,360
Long-term capital gains	$–

The fund started offering Select Shares on June 3, 2004.

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $242 and $512 at the end of the current period and prior period, respectively.

 See financial notes.

Laudus Small-Cap MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	12.18	11.08	7.18	8.73	12.27	11.04
Income or loss from investment operations:						
Net investment income or loss	(0.07)	(0.14)	(0.09)	0.04	0.41	0.39
Net realized and unrealized gains or losses	(0.05)[1]	1.24	3.99	(1.54)	(2.68)	1.30
Total income or loss from investment operations	(0.12)	1.10	3.90	(1.50)	(2.27)	1.69
Less distributions:						
Dividends from net investment income	–	–	(0.00)[2]	(0.03)	(0.55)	(0.46)
Distributions from net realized gains	–	–	–	(0.02)	(0.72)	–
Total distributions	–	–	–	(0.05)	(1.27)	(0.46)
Net asset value at end of period	12.06	12.18	11.08	7.18	8.73	12.27
Total return (%)	(0.99)[3]	9.93	54.32	(17.34)	(19.99)	15.17
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.55[4]	1.55	1.55	0.93[5,6]	0.50[5]	0.51[5,7]
Gross operating expenses	1.74[4]	1.77	1.80	1.31[5]	0.91[5]	0.92[5]
Net investment income or loss	(1.04)[4]	(1.08)	(0.98)	0.06	4.17	2.86
Portfolio turnover rate	28[3]	140	94	324	172	128
Net assets, end of period ($ x 1,000,000)	111	129	115	81	111	162

* Unaudited.

[1] The per share amount does not correspond with the aggregate realized/unrealized gains in Statement of Operations due to the large fund share transactions at the time of market depreciation.

[2] Per-share amount was less than $0.01.

[3] Not annualized.

[4] Annualized.

[5] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[6] The ratio of net operating expenses would have been 0.84% if certain non-routine expenses (proxy fees) had not been included.

[7] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	6/9/04[1]– 10/31/04
Per-Share Data ($)		
Net asset value at beginning of period	12.19	12.11
Income or loss from investment operations:		
Net investment loss	(0.04)	(0.03)
Net realized and unrealized gains or losses	(0.07)[2]	0.11
Total income from investment operations	(0.11)	0.08
Net asset value at end of period	12.08	12.19
Total return (%)	(0.90)[3]	0.66[3]
Ratios/Supplemental Data (%)		
Ratio to average net assets:		
Net operating expenses	1.37[4]	1.37[4]
Gross operating expenses	1.68[4]	1.79[4]
Net investment loss	(0.87)[4]	(0.91)[4]
Portfolio turnover rate	28[3]	140[3]
Net assets, end of period ($ x 1,000,000)	1	0.32

* Unaudited.

[1] Commencement of operations.

[2] The per share amount does not correspond with the aggregate realized/unrealized gains in Statement of Operations due to the large fund share transactions at the time of market depreciation.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited.

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
93.8% Common Stock	98,867	105,073
0.1% Short-Term Investments	70	70
3.1% Other Investments	3,508	3,508
97.0% Total Investments	102,445	108,651
3.0% Other Assets and Liabilities		3,337
100.0% Total Net Assets		111,988

Security and Number of Shares	Value ($ x 1,000)
Common Stock 93.8% of net assets	
Banks 0.8%	
North Fork Bancorp, Inc. 14,150	398
Peoples Bank 2,000	83
Peoples Heritage Financial Group, Inc. 6,459	199
Zions Bancorp. 3,100	217
	897
Business Machines & Software 0.0%	
• Lexmark International, Inc., Class A 500	**35**

Security and Number of Shares	Value ($ x 1,000)
Capital Goods 9.4%	
• Alliant Techsystems, Inc. 5,500	381
Baldor Electric Co. 30,900	769
• BE Aerospace, Inc. 48,300	586
❿ Bucyrus International, Inc. 30,050	1,170
C & D Technologies, Inc. 51,800	364
Dover Corp. 6,000	218
• EMCOR Group, Inc. 5,250	235
• Freightcar America Inc 5,800	113
• General Cable Corp. 40,350	490
• Global Power Equipment Group, Inc. 71,900	652
Grainger, Inc. 5,500	304
• Infrasource Services, Inc. 24,300	244
❶ Joy Global, Inc. 49,950	1,692
Pall Corp. 21,400	574
SPX Corp. 4,500	174
Teleflex, Inc. 9,760	522
The Manitowoc Co., Inc. 29,130	1,165
• URS Corp. 15,975	491
York International Corp. 8,200	321
	10,465
Commercial Services & Supplies 6.5%	
Administaff Inc 34,100	466
Bowne & Co., Inc. 32,200	419
• DeVry, Inc. 18,800	429
• Education Management Corp. 18,650	522
Knoll, Inc. 15,550	253
• Mobile Mini, Inc. 7,450	261
•❷ Portfolio Recovery Associates, Inc. 40,700	1,463
• Resources Connection, Inc. 49,700	950
❹ Steelcase, Inc., Class A 109,200	1,435
• TRC Cos., Inc. 39,180	542
• Watson Wyatt & Co. Holdings 18,680	493
	7,233
Consumer Durables & Apparel 8.2%	
❾ Beazer Homes USA, Inc. 27,050	1,233
• Deckers Outdoor Corp. 2,825	59
Jones Apparel Group, Inc. 10,685	325
La-Z-Boy Chair Co. 19,690	233

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Leggett & Platt, Inc. 8,850	239
MDC Holdings, Inc. 14,848	971
• Meritage Corp. 18,100	1,146
OshKosh B'Gosh, Inc. 11,900	314
Standard Pacific Corp. 11,100	795
❸ The Ryland Group, Inc. 23,400	1,437
• Timberland Co., Class A 6,650	459
• Toll Brothers, Inc. 13,900	1,054
• WCI Communities, Inc. 31,300	877
	9,142

Consumer Services 2.8%

• California Pizza Kitchen, Inc. 25,510	582
Darden Restaurants, Inc. 10,600	318
• O' Charleys, Inc. 26,460	528
• Six Flags, Inc. 128,631	502
• Texas Roadhouse, Inc. Class A 19,650	511
• Vail Resorts, Inc. 27,420	709
	3,150

Diversified Financials 2.9%

Jefferies Group, Inc. 19,325	700
• Knight Trading Group, Inc. 47,780	403
Mellon Financial Corp. 8,100	224
• Optionsxpress Holding, Inc. 16,100	210
• Piper Jaffray Cos., Inc. 4,400	122
Raymond James Financial, Inc. 20,590	555
The Chicago Mercantile Exchange 5,300	1,036
	3,250

Energy 5.3%

• Cooper Cameron Corp. 4,400	242
ENSCO International, Inc. 5,800	189
• Global Industry Ltd. 117,800	1,136
Helmerich & Payne, Inc. 16,700	642
• Oceaneering International, Inc. 21,100	692
• Offshore Logistics, Inc. 21,050	610
• Tetra Technologies, Inc. 21,550	582
❻ Tidewater, Inc. 40,040	1,380
• Whiting Petroleum Corp. 16,710	506
	5,979

Food & Staples Retailing 0.5%

• Performance Food Group Co. 21,600	**581**

Security and Number of Shares	Value ($ x 1,000)
Food Beverage & Tobacco 1.3%	
American Italian Pasta Co. Class A 18,200	431
• Cott Corp. 6,050	135
• Hain Celestial Group, Inc. 37,110	659
MGP Ingredients, Inc. 25,625	225
	1,450

Health Care Equipment & Services 9.1%

• Amerigroup Corp. 23,500	825
Analogic Corp. 13,610	568
• Arthrocare Corp. 38,500	1,131
Beckman Coulter, Inc. 4,800	320
• Cardiodynamics International Corp. 88,400	187
• Centene Corp. 35,650	993
• Cholestech Corp. 40,625	418
• Eclipsys Corp. 36,100	488
• Edwards Lifesciences Corp. 9,600	423
• Emageon Inc. 14,475	228
• Health Net, Inc. 6,500	221
Hillenbrand Industries, Inc. 6,100	337
Hooper Holmes, Inc. 71,350	261
• Intuitive Surgical, Inc. 1,400	60
PerkinElmer, Inc. 3,270	61
• Pharmaceutical Product Developement, Inc. 20,295	921
• Priority Healthcare Corp., Class B 32,900	749
• Rita Medical Systems Inc. 39,600	120
• Synovis Life Technologies Inc. 28,300	247
• Theragenics Corp. 58,800	206
• Thermo Electron Corp. 11,700	292
• Thoratec Corp. 62,300	807
• Varian, Inc. 10,600	352
	10,215

Healthcare / Drugs & Medicine 0.8%

• First Horizon Pharmaceutical Corp. 9,300	168
• Lifepoint Hospitals, Inc. 12,300	547
Valeant Pharmaceuticals International 10,545	219
	934

Security and Number of Shares	Value ($ x 1,000)
Household & Personal Products 0.4%	
• NBTY, Inc. 22,600	**482**
Insurance 1.1%	
Arthur J. Gallagher & Co. 8,000	223
Assurant, Inc. 14,090	466
Hilb, Rogal & Hobbs Co. 7,800	273
Old Republic International Corp. 11,400	269
	1,231
Materials 9.1%	
• AK Steel Holding Corp. 96,700	701
Allegheny Technologies, Inc. 30,100	674
• Alpha Natural Resources, Inc. 25,100	581
❺ Arch Coal, Inc. 31,500	1,397
Commercial Metals Co. 36,050	920
Foundation Coal Holdings, Inc. 24,200	565
Gibraltar Industries, Inc. 17,750	373
Martin Marietta Materials, Inc. 11,680	642
Olin Corp. 31,800	564
• RTI International Metals, Inc. 28,850	649
Schnitzer Steel Industries, Inc., Class A 38,300	943
Sensient Technologies Corp. 26,430	529
Silgan Holdings, Inc. 7,650	468
Steel Dynamics, Inc. 25,500	693
Texas Industries, Inc. 1,575	73
• Wheeling-Pittsburgh Corp. 16,350	392
	10,164
Media 2.0%	
• Cox Radio, Inc. 6,900	108
• Emmis Communications Corp. 24,530	379
• Entercom Communications Corp. 3,450	111
• Interpublic Group of Cos., Inc. 22,790	293
• Radio One, Inc., Class D 40,480	529
• Univision Communications, Inc. 3,900	103
• Valassis Communications, Inc. 16,570	584
Westwood One, Inc. 6,600	121
	2,228

Security and Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 3.9%	
• Andrx Corp. 24,440	487
• Barr Pharmaceuticals, Inc. 2,300	119
• Charles River Laboratories, Inc. 7,100	336
• Enzon, Inc. 44,700	346
• Eyetech Pharmaceuticals, Inc. 11,100	255
• Human Genome Sciences, Inc. 33,250	344
• Impax Laboratories, Inc. 33,240	541
• Ivax Corp. 39,737	751
• Par Pharmaceutical Cos., Inc. 20,780	624
Perrigo Co. 31,280	573
	4,376
Producer Goods & Manufacturing 0.3%	
• The Shaw Group, Inc. 16,300	**294**
Real Estate 1.7%	
• FelCor Lodging Trust, Inc. 28,270	346
Innkeepers USA Trust 33,110	439
Post Properties, Inc. 17,530	571
Washington Real Estate Investment Trust 17,530	523
	1,879
Retailing 4.3%	
• 99 Cents Only Stores 38,190	423
• Ann Taylor Stores Corp. 14,200	348
• Coldwater Creek, Inc. 54,500	911
Federated Department Stores, Inc. 1,900	109
Fred's, Inc. 30,340	438
• Genesco, Inc. 31,775	818
• Netflix, Inc. 25,420	294
Officemax, Inc. 9,690	315
Pier 1 Imports, Inc. 15,770	229
Talbots, Inc. 13,300	340
The TJX Max Cos., Inc. 9,200	208
Tiffany & Co. 13,900	419
	4,852
Semiconductors & Semiconductor Equipment 4.5%	
• Agere Systems, Inc., Class B 291,100	343
• Brooks Automation, Inc. 17,000	219
• Cymer, Inc. 19,500	483

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Cypress Semiconductor Corp. 25,600	307
• Freescale Semiconductor, Inc. Class B 12,500	236
Intersil Holding Corp., Class A 12,200	213
National Semiconductor Corp. 20,960	400
• Novellus Systems, Inc. 16,600	389
• OmniVision Technologies, Inc. 16,470	230
• Sigmatel, Inc. 27,600	723
• Teradyne, Inc. 27,300	301
• Trident Microsystems, Inc. 21,550	367
• Ultratech, Inc. 50,305	801
	5,012

Software & Services 12.1%

• Agile Software Corp. 78,400	515
• Aspen Technology, Inc. 128,000	576
•❽ Ciber, Inc. 161,640	1,258
• Corillian Corp. 36,100	111
• Digital River, Inc. 32,900	875
• Doubleclick, Inc. 74,340	598
Global Payments, Inc. 9,900	641
• Hyperion Solutions Corp. 17,800	724
• Indus International, Inc. 156,600	340
• Informatica Corp. 114,930	888
• InFoSpace, Inc. 15,400	477
• Internet Security Systems, Inc. 30,400	591
• Keane, Inc. 37,000	440
• Lionbridge Technologies, Inc. 46,200	196
•❼ ManTech International Corp. Class A 56,010	1,347
Maximus, Inc. 16,710	513
• Micromuse 72,300	374
• Raindance Communications, Inc. 164,100	361
Reynolds & Reynolds Co., Class A 7,805	206
• Seebeyond Technology Corp. 88,500	237
• Serena Software, Inc. 35,500	676
• Tibco Software, Inc. 46,670	333
• Tier Technologies, Inc. 35,100	259
• Unisys Corp. 25,700	167
• Webmethods, Inc. 42,800	200
• Websense, Inc. 13,000	690
	13,593

Security and Number of Shares	Value ($ x 1,000)
Technology Hardware & Equipment 5.3%	
• 3Com Corp. 154,640	487
• Andrew Corp. 65,660	806
• Anixter International, Inc. 5,150	190
• Arrow Electronics, Inc. 9,450	230
• Brocade Communications Systems, Inc. 108,500	473
• Celestica, Inc. 20,820	239
Cognex Corp. 13,290	290
• F5 Networks, Inc. 5,000	214
• Faro Technologies, Inc. 17,200	462
• IXIA Communications 25,250	404
• Powerwave Technologies, Inc. 150,200	1,085
• Synaptics, Inc. 24,200	439
• Viisage Technology, Inc. 87,690	264
• Vishay Intertechnology, Inc. 35,800	383
	5,966

Transportation 1.5%

• AirTran Holdings, Inc. 96,300	799
• Hub Group, Inc., Class A 10,850	597
Southwest Airlines, Inc. 18,100	269
	1,665

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.1% of net assets		

U.S. Government Securities 0.1%

U.S. Treasury Bill 2.71%, 06/16/05	70	**70**

Security and Number of Shares	Value ($ x 1,000)
Other Investments 3.1% of net assets	

Other Investment Companies 3.1%

Provident Institutional Funds— TempFund 3,508,641	**3,508**

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2005, unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$108,651
Receivables:	
Fund shares sold	8
Dividends	19
Investments sold	4,835
Prepaid expenses	+ 25
Total assets	**113,538**

Liabilities

Payables:	
Fund shares redeemed	90
Investments bought	1,377
Investment adviser and administrator fees	10
Transfer agency and shareholder service fees	2
Accrued expenses	+ 71
Total liabilities	**1,550**

Net Assets

Total assets	113,538
Total liabilities	− 1,550
Net assets	**$111,988**

Net Assets by Source

Capital received from investors	101,447
Distributions in excess of net investment income	(644)
Net realized capital gains	4,979
Net unrealized capital gains	6,206

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$111,016		9,208		$12.06
Select Shares	$972		80		$12.08

Unless stated, all numbers x 1,000.

The fund paid $102,445 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$34,697
Sales/maturities	$74,822

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$103,281
Net unrealized gains and losses:	
Gains	$14,708
Losses	+ (9,338)
	$5,370
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Capital losses utilized	$21,374
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2010	$808

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income		
Dividends		**$330**
Net Realized Gains and Losses		
Net realized gains on investments		6,141
Net realized gains on futures contracts	+	8
Net realized gains		**6,149**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		**(5,490)**
Expenses		
Investment adviser and administrator fees		811
Transfer agent and shareholder service fees:		
Investor shares		160
Select shares		1
Trustees' fees		3
Custodian and portfolio accounting fees		70
Professional fees		22
Registration fees		16
Shareholder reports		33
Other expenses	+	4
Total expenses		1,120
Expense reduction	–	121
Net expenses		**999**
Decrease in Net Assets from Operations		
Total investment income		330
Net expenses	–	999
Net investment loss		**(669)**
Net realized gains		6,149
Net unrealized losses	+	(5,490)
Decrease in net assets from operations		**($10)**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 1.17% of the first $500 million, 1.13% of the next $500 million and 1.07% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 1.30% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $120 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.55%
Select Shares	1.37%

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $659.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000 except footnote.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment loss	($669)	($1,436)
Net realized gains	6,149	21,842
Net unrealized losses +	(5,490)	(9,695)
Increase or decrease in net assets from operations	**(10)**	**10,711**

Transactions in Fund Shares

The fund started offering Select shares on June 9, 2004.

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	267	$3,472	3,329	$40,268
Select Shares +	59	782	28	329
Total shares sold	**326**	**$4,254**	**3,357**	**$40,597**
Shares Redeemed				
Investor Shares	(1,669)	($21,726)	(3,099)	($36,800)
Select Shares +	(5)	(69)	(2)	(16)
Total shares redeemed	**(1,674)**	**$21,795**	**(3,101)**	**($36,816)**
Net transactions in fund shares	**(1,348)**	**($17,541)**	**256**	**$3,781**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	10,636	$129,539	10,380	$115,047
Total increase or decrease +	(1,348)	(17,551)	256	14,492
End of period	**9,288**	**$111,988**	**10,636**	**$129,539**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes accumulated net investment loss in the amount of $644 and distributable net investment income of $25 at the end of the current and prior period, respectively.

Laudus International MarketMasters Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	13.58	11.95	8.74	10.80	15.53	14.84
Income or loss from investment operations:						
Net investment income	0.01	0.02	0.03	0.10	0.73	0.53
Net realized and unrealized gains or losses	1.46	1.65	3.18	(1.43)	(3.90)	2.49
Total income or loss from investment operations	1.47	1.67	3.21	(1.33)	(3.17)	3.02
Less distributions:						
Dividends from net investment income	(0.02)	(0.04)	(0.00)[1]	(0.07)	(0.77)	(0.49)
Distributions from net realized gains	–	–	–	(0.66)	(0.79)	(1.84)
Total distributions	(0.02)	(0.04)	–	(0.73)	(1.56)	(2.33)
Net asset value at end of period	15.03	13.58	11.95	8.74	10.80	15.53
Total return (%)	10.76[2]	13.98	36.74	(13.65)	(22.41)	18.61
Ratios/Supplemental Data (%)						
Ratio to average net assets:						
Net operating expenses	1.65[3]	1.65	1.65	0.99[4,5]	0.50[5]	0.51[5,6]
Gross operating expenses	1.80[3]	1.89	1.92	1.32[5]	0.88[5]	0.90[5]
Net investment income	0.16[3]	0.15	0.33	0.60	5.13	1.94
Portfolio turnover rate	30[2]	69	99	158	51	80
Net assets, end of period ($ x 1,000,000)	664	552	302	206	215	278

* Unaudited.

[1] The per share amount was less than $0.01.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.93% if certain non-routine expenses (proxy fees) had not been included.

[5] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[6] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	4/2/04[1]– 10/31/04
Per-Share Data ($)		
Net asset value at beginning of period	13.61	13.64
Income or loss from investment operations:		
Net investment income	0.04	0.02
Net realized and unrealized losses	1.45	(0.05)
Total income or loss from investment operations	1.49	(0.03)
Less distributions:		
Dividends from net investment income	(0.05)	–
Net asset value at end of period	15.05	13.61
Total return (%)	10.93[2]	(0.22)[2]
Ratios/Supplemental Data (%)		
Ratio to average net assets:		
Net operating expenses	1.47[3]	1.47[3]
Gross operating expenses	1.74[3]	1.86[3]
Net investment income	0.54[3]	0.37[3]
Portfolio turnover rate	30[2]	69[2]
Net assets, end of period ($ x 1,000,000)	170	81

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited.

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

▲ All or a portion of this security is held as collateral for future contract, short sale and delayed-delivery security

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
95.7% Foreign Common Stock	669,018	797,915
0.1% Short-Term Investments	997	997
4.0% Other Investments	33,327	33,327
99.8% Total Investments	703,342	832,239
0.2% Other Assets and Liabilities		1,324
100.0% Total Net Assets		833,563

Security and Number of Shares	Value ($ x 1,000)

Foreign Common Stock 95.7% of net assets	

Australia 2.7%

Australia and New Zealand Banking Group Ltd. 394,000	6,651
BHP Billiton Ltd. 241,200	3,051
Billabong International Ltd. 135,400	1,214

Security and Number of Shares	Value ($ x 1,000)
Macarthur Coal Ltd. 263,224	1,359
Macquarie Bank Ltd. 55,300	1,982
Perpetual Trustees Australia Ltd. 23,100	933
Publishing & Broadcasting Ltd. 21,456	240
• Raiffeisen International Bank Holdings 17,000	878
SFE Corp. 242,332	1,730
Sigma Co. Ltd. 140,600	893
Toll Holdings Ltd. 155,100	1,541
Wesfarmers Ltd. 86,600	2,439
	22,911

Austria 0.5%

Andritz AG 18,907	1,589
Erste Bank der Oesterreichischen Sparkassen AG 45,560	2,217
Palfinger AG 5,650	303
	4,109

Bahamas 0.2%

• Steiner Leisure Ltd. 58,773	**1,761**

Belgium 0.5%

Colruyt NV 6,650	1,008
EVS Broadcast Equipment SA 2,899	364
Interbrew SA 56,866	1,821
• Option N.V. 27,995	848
	4,041

Brazil 0.6%

◆ Banco Bradesco SA 300	9
Banco Itau SA Preferred 11,250	1,921
Companhia de Concessoes Rodoviaria 13,500	282
◆ Gol Linhas Aereas International 22,400	635
• Natura Cosmeticos SA 29,500	882
•◆ Telesp Celular Participacoes SA 183,258	968
	4,697

Canada 2.8%

• Alimentation Couche-Tard, Inc. 53,100	711
Canadian National Railway Co. 44,200	2,545
CHC Helicopter Corp. 22,665	470
Corus Entertainment, Inc. 39,300	952

Security and Number of Shares	Value ($ x 1,000)
Encana Corp. 29,800	1,912
•Extendicare, Inc., Class A 80,614	1,078
Four Seasons Hotel, Inc., Ltd. 22,300	1,422
Home Capital Group, Inc., Class B 35,560	991
Manulife Financial Corp. 87,900	4,039
•◆Nortel Networks Corp. 255,200	635
Peyto Energy Trust 46,083	1,807
•Precision Drilling Corp. 17,600	1,273
•Research in Motion Ltd. 29,300	1,892
•RONA, Inc. 36,600	705
Rothmans, Inc. 91,688	1,827
•Shoppers Drug Mart Corp. 31,100	971
	23,230

Chile 0.4%

◆Banco Santander Chile SA 29,900	938
•◆Cencosud SA ,144A 43,900	1,031
◆LanChile SA 28,800	1,017
	2,986

Denmark 0.4%

•Genmab A/S 2,000	39
Kobenhavns Lufthavne 4,396	985
Novo Nordisk A/S 20,800	1,055
•TopDanmark Development A/S 22,157	1,579
	3,658

Egypt 0.1%

Orascom Construction Industries 42,605	**938**

Finland 0.8%

Metso Oyj 171,100	3,103
Nokian Renkaat Oyj 187,890	3,153
	6,256

France 9.4%

Air Liquide SA 1,633	293
•Alten 35,356	824
April Group 35,238	1,075
•AXAlto Holding N.V. 106,030	3,066
Banque National de Paris 82,000	5,429
Carrefour SA 30,093	1,466
Essilor International SA 27,200	1,948

Security and Number of Shares	Value ($ x 1,000)
•France Telecom SA 60,600	1,787
Hermes International 10,200	1,951
•JC Decaux SA 181,010	4,800
Klepierre 6,800	655
L'Oreal 82,000	5,911
Lvmh Moet Hennessy Louis Vutton SA 7,000	496
M6 Metropole Television 16,411	426
•Michelin (C.G.D.E.), Class B 18,500	1,126
Neopost SA 69,100	5,810
•Nexity Co. 66,705	2,558
•Orpea 25,217	1,042
•PagesJaunes SA 57,513	1,376
Pernod-Ricard 18,375	2,794
Publicis Groupe SA 282,400	8,107
❹Sanofi-Aventis 126,060	11,199
•Silicon-On-Insulator Technologies 123,790	1,324
Spir Communication 6,024	1,216
SR Teleperformance 67,818	1,911
Technip SA 6,150	1,048
Total SA, Class B 5,000	1,115
Trader Classified Media N.V. 43,858	568
•Vinci SA 11,400	1,719
•Vivendi Universal SA 166,300	4,992
	78,032

Germany 7.6%

Allianz AG 10,795	1,306
AWD Holding AG 17,600	701
❺Bayerische Motoren-Werke AG 247,000	10,490
Bayerische Vereinsbank AG 78,926	1,886
Bijou Brigitte Modische Accessoires AG 8,512	1,504
Celesio AG 25,120	2,006
•Commerzbank AG 78,700	1,728
•Continental AG 28,900	2,141
Deutsche Boerse AG 102,500	7,740
•Deutsche Euroshop AG 14,715	797
DIS Deutscher Industrie Service AG 25,095	1,041
EON AG 46,400	3,948
Funkwerk AG 23,140	938
GFK AG 15,460	627

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Hannover Rueckversicherung AG 96,000	3,608
Henkel KGaA 90,000	7,360
Hugo Boss AG Preferred 18,235	522
Krones AG 6,922	782
Merck KGAA 6,400	489
•Pfleiderer AG 41,648	654
ProSiebenSat.1 Media AG Preferred 92,046	1,578
Rational AG 6,956	791
SAP AG 25,500	4,036
•SBS Broadcasting SA 42,875	1,977
Software AG 31,546	1,080
Stada Arzneimittel AG 23,000	723
•Techem AG 37,057	1,533
Vivacon AG 21,275	421
Wincor Nixdorf AG 12,798	1,045
	63,452

Greece 0.9%

Coca-Cola Hellenic Bottling Co. SA 43,000	1,166
EFG Eurobanck Ergasias 39,700	1,205
Fourlis SA 57,160	489
Hellenic Exchanges SA 150,891	1,693
Intralot SA Integrated Lottery 52,108	1,553
National Bank of Greece SA 51,230	1,727
	7,833

Hong Kong 2.9%

Cheung Kong Holdings Ltd. 111,600	1,055
China Insurance International Holdings Co., Ltd. 156,000	305
China Insurance International Holdings Co., Ltd. 1,230,900	462
China Mobile Ltd. 1,082,300	3,795
China Travel International Investment Ltd. 2,478,000	724
Citic Pacific Ltd. 233,800	703
CNOOC Ltd. 4,753,900	2,557
Cosco Pacific Ltd. 114,000	247
Esprit Holdings Ltd. 206,500	1,538
•Foxconn International Holdings 1,410,000	846

Security and Number of Shares	Value ($ x 1,000)
Giordano International Ltd. 1,436,000	998
Hang Lung Proerties Ltd. 320,000	492
HSBC Holdings PLC 91,200	1,463
Lifestyle International Holdings Ltd. 266,500	418
•Pacific Basin Shipping Ltd. 2,120,000	939
Singamas Container Holdings Ltd. 910,000	843
Sinopec Beijing Yanhua Petrochemical Co., Ltd. 4,220,000	2,040
Sung Hung Kai Properties 126,900	1,215
Techtronic Industries Co., Ltd. 1,419,000	3,156
	23,796

Hungary 0.1%

Otp Bank Rt. 35,500	**1,095**

India 0.8%

Associated Cement Cos., Ltd. 116,800	965
•Bharat Forge 513	3
Bharat Forge Ltd. 26,225	782
•Bharti Televentures Ltd. 190,700	906
HDFC Bank Ltd. 81,500	1,006
Housing Development Finance Corp., Ltd. 75,200	1,266
•Infosys Technologies Ltd. 30,000	1,300
Mahindra & Mahindra Ltd. 61,200	623
	6,851

Indonesia 0.1%

PT Bank Danamon Indonesia Tbk 1,040,000	507
•PT Bank Rakyat Indonesia 2,295,500	643
	1,150

Ireland 1.8%

Anglo Irish Bank Corp. PLC 148,600	1,721
❾ Bank of Ireland 613,000	9,346
Grafton Group PLC - UTS 77,900	886
Kingspan Group PLC 68,700	770
•Paddy Power PLC 51,951	910
•United Drug PLC 302,347	1,337
	14,970

Security and Number of Shares	Value ($ x 1,000)
Israel 0.1%	
•❖ Orbotech Ltd. 25,000	**508**
Italy 2.8%	
Amplifon SPA 8,617	567
Assicurazioni Generali 65,860	2,031
Banca Intesabci SPA 155,014	743
Banco Popolare di Verona e Novara Scrl 259,400	4,792
Credito Emiliano SPA 73,900	850
Eni SPA 62,400	1,574
Hera SPA 287,000	807
Marzotto SPA 47,938	988
Mediobanca SPA 14,200	234
Pirelli & C. Real Estate SPA 11,600	642
Recordati SPA 238,510	1,669
Saipem SPA 164,226	2,064
San Paolo IMI SPA 135,000	2,006
Unicredito Italiano SPA 724,000	4,066
	23,033
Japan 15.5%	
Aeon Credit Service Co., Ltd. 16,600	1,096
Aeon Mall Co., Ltd 26,400	998
Amano Corp. 107,000	1,172
Arbeit-Times Co., Ltd. 60,327	761
Arealink Co., Ltd. 358	1,459
• Arnest One Corp. 23,100	586
Askul Corp. 11,600	645
Canon, Inc. 90,100	4,683
• Chiyoda Corp. 103,000	1,154
Credit Saison Co., Ltd. 94,900	3,233
Daiwa Securities Group, Inc. 176,000	1,113
East Japan Railway Co. 182	946
en-Japan, Inc. 612	2,500
Hitachi Koki Co., Ltd. 175,000	1,632
❻ Honda Motor Co., Ltd. 217,400	10,456
Honeys Co., Ltd. 7,400	264
Hoya Corp. 23,200	2,421
ITO EN Ltd. 12,300	603
• J-Oil Mills, Inc. 310,000	1,252
Japan Tobacco, Inc. 79	1,017

Security and Number of Shares	Value ($ x 1,000)
• Jupiter Telecommunications Co., Ltd. 1,511	1,203
Kao Corp. 71,000	1,642
• Kennedy-Wilson Japan 902	2,430
Keyence Corp. 11,300	2,491
Meitec Corp. 120,000	3,969
Mitsubishi Corp. 101,800	1,394
Mizuho Financial Group, Inc. 519	2,435
Musashino Bank Ltd. 7,700	325
Nakanishi, Inc. 7,400	702
• Neomax Co. Ltd. 26,600	634
Nidec Corp. 15,700	1,842
Nikko Cordial Corp. 219,750	1,024
Nishimatsuya Chain Co. Ltd. 8,700	223
NTT DoCoMo, Inc. 2,500	3,869
Nitori Co. Ltd. 11,180	753
NIWS Co. Ltd. 453	707
• Niws Co., Ltd.-W I 758	1,142
Nomura Holdings, Inc. 51,000	648
Olympus Optical Co., Ltd. 143,000	2,888
Orix Corp. 40,500	5,495
Park24 Co., Ltd. 38,500	767
Point, Inc. 64,640	2,471
Promise Co., Ltd. 24,886	1,605
Rohm Co., Ltd. 53,000	4,981
• Roland DG Corp. 13,300	335
• Roland DG Corp.,- W I 20,500	504
• Ryohin Keikaku Co. Ltd. 13,500	679
• Sega Sammy Holdings, Inc. 56,824	3,327
Sharp Corp. 272,900	4,248
Shinsei Bank Ltd. 204,000	1,105
SMC Corp. 22,400	2,352
Sparx Asset Management Co. Ltd. 102	217
• Sparx Asset Management Co., Ltd.-W I 102	238
Sumitomo Metal Industries, Ltd. 118,300	209
Sumitomo Trust and Banking Co., Ltd. 398,700	2,485
Sundrug Co., Ltd. 15,200	573
Sysmex Corp. 50,000	2,771
• Take and Give Needs Co., Ltd. 591	640
❼ Takeda Chemical Industries Ltd. 200,500	9,751

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Toagosei Chemical Ltd. 490,000	1,836
• Toho Tenax Co., Ltd. 268,000	968
Tokyo Broadcasting System, Inc. 29,600	562
Tokyu Corp. 189,100	915
Toyo Tire & Rubber Co., Ltd. 320,000	1,146
Trend Micro, Inc. 33,500	1,210
Uni-Charm Corp. 99,000	4,422
Urban Corp. 80,100	2,605
USS Co., Ltd. 9,230	732
Yamada Denki Co., Ltd. 23,800	1,137
Yodogawa Steel Works Ltd. 131,000	814
	129,412
Malaysia 0.1%	
• Airasia BHD 1,376,700	**587**
Mexico 1.6%	
America Mobil SA de CV 780,700	1,939
• Consorcio ARA SA de CV 155,700	479
Corporacion Geo SA, Series B 416,800	866
◆ Grupo Aeroportuario del Sureste SA de CV 21,000	621
◆ Grupo Televisa SA de CV 104,700	5,882
• Urbi Desarrollos Urbanos SA de CV 169,000	823
Walmart de Mexico, Series V 820,800	3,035
	13,645
Netherlands 4.6%	
Aalberts Industries N.V. 31,883	1,520
AKZO Nobel N.V. 177,000	7,281
AM NV 125,100	1,352
• ASM Lithography Holding N.V. 136,082	1,975
• ASML Holding N.V. 24,000	348
Euronext N.V. 236,000	7,801
Fortis N.V. 163,920	4,560
Heijmans N.V. 41,950	1,650
Heineken Holding N.V. 200,000	5,741
ING Groep NV 56,570	1,564
Koninklijke Ten Cate NV 8,850	783
• Stork N.V. 78,865	2,904
United Services Group NV 41,396	1,268
	38,747

Security and Number of Shares	Value ($ x 1,000)
Norway 1.9%	
Acta Holdings ASA 981,760	1,772
Ekornes ASA 33,121	657
• Fred Olsen Energy ASA 115,291	2,196
• NextGenTel Holding ASA 40,404	217
• Petroleum Geo Services ASA 17,476	1,060
• SIEM Offshore 117,119	756
Statoil ASA 116,300	2,047
• Stolt Offshores SA 264,460	1,955
• Tandberg Television ASA 149,719	1,535
Telenor ASA 142,400	1,192
• TGS Nopec Geophysical Co. ASA 84,211	2,283
	15,670
Portugal 0.2%	
Banco Comercial Portugues, SA 445,523	1,202
• Impresa Sociedade Gestora de Participacoes SA 122,614	872
	2,074
Russia 0.5%	
◆ Lukoil Holding Co. 65,600	2,234
◆ Mobile Telesystems 23,600	793
◆ OAO Gazprom SP 2,457	80
•◆ Sibneft SP 51,975	806
	3,913
Singapore 2.0%	
Capitaland Ltd. 983,000	1,535
Cosco Investments 3,815,520	4,079
DBS Group Holdings Ltd. 116,750	1,022
Hyflux Ltd. 633,000	1,317
Jaya Holdings Ltd. 1,763,000	1,130
Keppel Corp., Ltd. 33,600	221
Osim International Ltd. 400,600	278
• Singapore Airlines Ltd. 130,800	898
Singapore Telecommunications Ltd. 905,407	1,417
United Overseas Bank Ltd. 482,000	4,218
• Yellow Pages (Singapore) Ltd. 674,000	693
	16,808

 See financial notes.

Security and Number of Shares	Value ($ x 1,000)
South Africa 0.5%	
Edgars Consolidated Stores Ltd. 20,800	862
Ellerine Holdings Ltd. 49,856	394
Investec Ltd. 38,711	1,118
MTN Group Ltd. 141,500	1,007
• The Spar Group Ltd.-W I 104,847	414
	3,795
South Korea 2.8%	
Hana Bank 35,510	896
• Kookmin Bank 207,260	8,798
Samsung Electronics Co. Ltd. Preferred 6,100	2,790
Shinhan Financial Group Co. Ltd. 36,900	963
❽ SK Telecom Co. Ltd. 58,300	9,654
	23,101
Spain 2.0%	
Banco Bilbao Vizcaya Argentaria SA 97,623	1,517
Banco Santander Central Hispano SA 95,400	1,115
Cortefiel SA 154,195	2,834
Grupo Ferrovial SA 17,800	1,017
• Inditex SA 102,300	3,046
Prisa-Promotora de Informaciones SA 96,085	1,838
Prosegur Compania de Seguridad SA 71,220	1,569
Telefonica SA 113,053	1,928
Tubacex SA 343,938	1,181
Uralita SA 70,906	381
	16,426
Sweden 1.7%	
Clas Ohlson AB Class B 25,000	488
• Elekta Ab-B 70,869	2,491
• Ericsson Telefonab LM AB, Class B 824,000	2,444
•◆ Ericsson Telefonab LM SP 55,300	1,628
HIQ International AB 133,808	552
JM AB 59,544	1,994
Lindex AB 41,612	1,819

Security and Number of Shares	Value ($ x 1,000)
• Scania AB 48,000	1,866
Securitas Ab-B 8,800	142
• Telelogic AB 227,812	453
Unibet Group PLC 3,400	375
	14,252
Switzerland 9.6%	
• Actelion Ltd. 7,020	752
Clariant AG 127,709	2,013
• Credit Suisse Group 201,664	8,521
• Georg Fischer AG 3,775	1,104
Givaudan AG 7,150	4,522
Julius Baer Holdings Ltd. 15,565	1,007
• Leica Geosystems AG 4,140	1,193
Lonza Group AG 117,000	7,069
❶ Nestle SA 52,359	13,834
Nobel Biocare Holding AG 4,800	1,032
❿ Novartis AG 191,000	9,334
Phonak Holding AG 20,900	732
• Roche Holding AG Genusschein 69,358	8,425
Swatch Group AG 53,500	6,902
• Syngenta AG 49,600	5,159
United Bank of Switzerland AG 107,725	8,649
	80,248
Taiwan 0.7%	
◆ Chunghwa Telecom Co. Ltd. 68,000	1,379
Hon Hai Precision Industry Co. Ltd. 579,549	2,752
MediaTek, Inc. 112,000	848
Novatek Microelectronics Corp. Ltd. 133,000	593
	5,572
Thailand 0.0%	
Advanced Info Service Public Co. Ltd. 72,100	**174**
Turkey 0.2%	
• Boyner Buyuk Magazacilik (BBM) A/S 371,670	630
Cimsa Cimento Sanayi Ve Ticaret A.S. 115,500	363

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• Denizbank A/S 152,842	432
•◆ Dogan Yayin Holding A/S 175,493	421
	1,846
United Kingdom 16.2%	
Aegis Group PLC 1,900,000	3,512
Aggreko PLC 244,129	856
• Amino Technologies PLC 75,203	325
• Ark Therapeutics Group PLC 168,000	369
• Ashtead Group PLC 903,546	1,512
Associated British Ports Holdings PLC 630,000	5,560
BG Group PLC 575,125	4,466
BP PLC 375,000	3,827
British Sky Broadcasting Group PLC 645,970	6,711
Burren Energy PLC. 52,400	483
Cadbury Schweppes PLC 829,438	8,352
• Cairn Energy PLC 46,400	1,030
Capital Group PLC 288,120	2,081
Carnival PLC 85,846	4,424
• CSR PLC 157,859	915
❸ Diageo PLC 784,000	11,633
DX Services PLC 108,870	770
• Enodis PLC 1,515,000	2,797
First Choice Holidays PLC 403,862	1,275
❷ GlaxoSmithKline PLC 506,000	12,797
Homeserve PLC 51,813	859
• IG Group Holdings PLC 538,828	1,194
Intertek Group 55,300	804
ITV PLC 1,524,902	3,546
Johnston Press PLC F P 81,800	776
Kingfisher PLC 799,783	3,779
Lloyds TSB Group PLC 670,000	5,763
Man Group PLC 35,600	830
Michael Page Group PLC 1,387,000	5,104
• Morgan Crucible Co., PLC 219,041	714
Morrison Wm. Supermarkets 323,360	1,205
• NETeller PLC 104,467	883
Next PLC 47,900	1,358
Northgate PLC 71,653	1,114
• Orascom Telecommunications 29,100	1,193
Pearson PLC 26,246	320
Reckitt Benkiser PLC 97,497	3,171
Rotork PLC 69,331	617
RTL Group SA 10,160	779
S I G PLC 35,527	371
Signet Group PLC 4,237,000	8,210
Smith & Nephew PLC 34,438	355
Standard Chartered PLC 54,900	991
◆ Stolt Comex Seaway 158,031	1,154
Tesco PLC 1,403,404	8,297
• Ultra Electronics Holdings PLC 55,373	792
• Vodafone Group PLC 2,805,000	7,341
	135,215
United States 0.1%	
• AFK Sistema-144A GDR 33,799	524
◆ Bancolombia S.A. Sponsored 37,700	557
◆ Kookmin Bank Sponsored 1,000	42
	1,123

The foreign securities were valued at fair value in accordance with board approved procedures. (See Accounting Policies).

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 0.1% of net assets		
U.S. Government Securities 0.1%		
▲ U.S. Treasury Bill 2.71%, 06/16/05	1,000	**997**

Security and Number of Shares	Value ($ x 1,000)
Other Investments 4.0% of net assets	
Other Investment Companies 4.0%	
▲ Provident Institutional Funds—TempFund 33,327,068	**33,327**

End of investments.

In addition to the above, the fund held the following at 4/30/05. All numbers x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index expires 06/16/05	27	7,820	**(22)**

Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
05/02/05	European Euro	802	U.S. Dollars	1,037	(2)
05/02/05	Japanese Yen	10,461	U.S. Dollars	99	1
05/02/05	Norwegian Krone	3,061	U.S. Dollars	488	(2)
05/02/05	Swedish Krona	2,926	U.S. Dollars	415	(4)
05/02/05	U.S. Dollars	416	Canadian Dollars	520	1
05/02/05	U.S. Dollars	179	European Euro	138	—*
05/02/05	U.S. Dollars	730	Norwegian Krone	4,590	1
05/02/05	U.S. Dollars	283	Swedish Krona	2,008	1
05/02/05	U.S. Dollars	96	Swiss Francs	115	—*
05/03/05	British Pounds	174	U.S. Dollars	332	1
05/03/05	European Euro	747	U.S. Dollars	964	—*
05/03/05	Norwegian Krone	794	U.S. Dollars	126	—*
05/03/05	South Korean Won	80,638	U.S. Dollars	81	—*
05/03/05	U.S. Dollars	220	British Pounds	115	—*
05/03/05	U.S. Dollars	80	Canadian Dollars	100	—*
05/03/05	U.S. Dollars	299	Swedish Krona	2,126	1
05/03/05	U.S. Dollars	129	Swiss Francs	153	—*
05/04/05	British Pounds	672	U.S. Dollars	1,283	1
05/04/05	Swiss Francs	38	U.S Dollars	32	—*
05/04/05	European Euro	184	U.S. Dollars	238	—*
05/04/05	Swiss Francs	1,051	U.S. Dollars	148	—*
05/05/05	British Pounds	62	U.S. Dollars	118	—*
05/06/05	U.S. Dollars	1,524	Japanese Yen	161,325	(14)
05/09/05	Japanese Yen	2,499	U.S. Dollars	24	—*
05/09/05	U.S. Dollars	181	Japanese Yen	19,004	(1)
					(16)

*Amounts stated as "—" are less than $1.

All numbers x 1,000 except number of futures contracts.

Forward Foreign Currency Contracts					

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
07/13/05	U.S. Dollars	10,424	British Pounds	5,800	(616)
07/14/05	U.S. Dollars	10,483	British Pounds	5,800	(557)
11/16/05	U.S. Dollars	13,369	Swiss Francs	15,500	166
11/17/05	U.S. Dollars	7,757	Swiss Francs	9,000	90
11/22/05	U.S. Dollars	5,738	Swiss Francs	6,600	112
11/28/05	U.S. Dollars	6,087	British Pounds	3,300	(166)
12/07/05	U.S. Dollars	6,085	British Pounds	3,200	24
12/07/05	U.S. Dollars	3,936	Swiss Francs	4,400	182
12/09/05	U.S. Dollars	8,014	British Pounds	4,200	59
					(706)

*Amounts stated as "—" are less than $1.

Statement of
Assets and Liabilities

As of April 30, 2005, unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$832,239
Foreign currency	1,324
Receivables:	
Fund shares sold	3,784
Dividends	2,801
Due from brokers for futures	104
Foreign tax reclaims	338
Investments sold	7,231
Unrealized appreciation on foreign currency contracts	7
Unrealized appreciation on forward foreign currency contracts	633
Prepaid expenses	+ 67
Total assets	**848,528**

The fund paid $703,342 for these securities.

Includes certain restricted but deemed liquid 144A securities worth $1,555 or 0.2% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$339,795
Sales/maturities	$219,153

Liabilities

Payables:	
Fund shares redeemed	717
Investments bought	12,515
Investment adviser and administrator fees	83
Transfer agency and shareholder service fees	15
Withholding taxes	18
Unrealized depreciation on foreign currency contracts	23
Unrealized depreciation on forward foreign contracts	1,339
Accrued expenses	+ 255
Total liabilities	**14,965**

The fund paid $1,323 for these currencies.

These derive from investments, foreign currency transactions and futures.

Net Assets

Total assets	848,528
Total liabilities	− 14,965
Net assets	**$833,563**

Net Assets by Source

Capital received from investors	766,307
Distributions in excess of net investment income	(602)
Net realized capital losses	(60,324)
Net unrealized capital gains	128,182

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$663,795		44,154		$15.03
Select Shares	$169,768		11,282		$15.05

Federal Tax Data

Portfolio cost	$706,099
Net unrealized gains and losses:	
Gains	$135,621
Losses	+ (9,481)
	$126,140
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$1,221
Long-term capital gains	$−
Capital losses utilized	$15,097
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2009	$25,229
2010	53,351
2011	+ 3,747
	$82,327

See financial notes. 67

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Dividends		$6,971
Interest	+	12
Total investment income		**6,983**

Net Realized Gains and Losses

Net realized gains on investments		26,422
Net realized losses on foreign currency transactions		(773)
Net realized gains on futures contracts	+	381
Net realized gains		**26,030**

Net Unrealized Gains and Losses

Net unrealized gains on investments		42,612
Net unrealized losses on foreign currency transactions		(754)
Net unrealized losses on futures contracts	+	(141)
Net unrealized gains		**41,717**

Expenses

Investment adviser and administrator fees		5,141
Transfer agent and shareholder service fees:		
Investor Shares		791
Select Shares		125
Trustees' fees		4
Custodian and portfolio accounting fees		553
Professional fees		23
Registration fees		73
Shareholder reports		53
Other expenses	+	7
Total expenses		6,770
Expense reduction	–	630
Net expenses		**6,140**

Increase in Net Assets from Operations

Total investment income		6,983
Net expenses	–	6,140
Net investment income		**843**
Net realized gains		26,030
Net unrealized gains	+	41,717
Increase in net assets from operations		**$68,590**

Unless stated, all numbers x 1,000.

Net of $817 foreign withholding tax.

Calculated as a percentage of average daily net assets: 1.29% of the first $500 million, 1.275% of the next $500 million, and 1.25% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM)

Prior to February 28, 2005, these fees were calculated as 1.40% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.15% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $548 from the investment adviser (CSIM) and $82 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed to limit the annual operating expenses through February 28, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.65%
Select Shares	1.47%

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $67,747.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$843	$789
Net realized gains	26,030	12,953
Net unrealized gains	+ 41,717	39,625
Increase in net assets from operations	**68,590**	**53,367**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	907	1,007
Select Shares	+ 317	—
Total dividends from net investment income	**$1,224**	**$1,007**

The tax-basis components of distributions for the period 10/31/04 are:

Ordinary income	$1,007
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	8,890	$133,622	22,257	$290,173
Select Shares	+ 5,736	86,797	6,216	82,103
Total shares sold	**14,626**	**$220,419**	**28,473**	**$372,276**
Shares Reinvested				
Investor Shares	62	$907	77	$938
Select Shares	+ 21	316	—	—
Total shares reinvested	**83**	**$1,223**	**77**	**$938**
Shares Redeemed				
Investor Shares	(5,433)	($81,876)	(6,975)	($91,166)
Select Shares	+ (454)	(6,856)	(237)	(3,110)
Total shares redeemed	**(5,887)**	**($88,732)**	**(7,212)**	**($94,276)**
Net transactions in fund shares	**8,822**	**$132,910**	**21,338**	**$278,938**

The fund started offering Select Shares on April 2, 2004.

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period

Investor Shares	$61
Select Shares	+ 11
Total	**$72**

Prior period

Investor Shares	$129
Select Shares	+ 24
Total	**$153**

Dollar amounts are net of the redemption fees.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	46,614	$633,287	25,276	$301,989
Total increase	+ 8,822	200,276	21,338	331,298
End of period	**55,436**	**$833,563**	**46,614**	**$633,287**

Includes distributions in excess of net investment income in the amount of $602 and $221 at the end of the current period and prior period, respectively.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Prior to June 3, 2002, each fund invested in a mix of actively managed mutual funds. The transition to their multi-manager strategy began on June 3, 2002. Also, effective November 1, 2004 the Schwab MarketMasters Funds were renamed the Laudus MarketMasters Funds.

The Trust and Its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Premier Equity Fund
Financial Services Fund
Health Care Fund
Technology Fund
Schwab Institutional Select S&P 500 Index Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

Laudus MarketMasters Funds offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, the funds agree to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the funds could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the funds must give the broker a deposit of cash and/or securities (the "initial margin") whenever they enter into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Futures are traded publicly on exchanges, and their market value changes daily. The funds record the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may also sell securities short (selling securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Laudus Balanced MarketMasters Fund and Laudus International MarketMasters Fund invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Similar to futures, forwards are agreements directly between two parties, however forwards are not publicly traded.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the terms of the swap are specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six month period.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The Credit Swap or "Credit Default Swap" is a bilateral financial contract in which one counterparty (the Protection Buyer) pays a periodic fee, typically expressed in basis points on the notional amount, in return for a Contingent Payment by the Protection Seller following a Credit Event of a Reference Entity.

The definitions of a Credit Event and the settlement mechanism used to determine the Contingent Payment are flexible and determined by negotiation between the counterparties at the inception of the transaction.

The funds are authorized to write and purchase put and call options. The risk in writing a call option is that a fund gives up the opportunity for profit if the market price of the security increases. The risk in writing a put option is that the funds may incur a loss if the market price of the security decreases and the option is exercised. The risk in purchasing an option is that a fund pays a premium whether or not the option is exercised. The funds also have the additional risk of being unable to enter into a closing transaction at an acceptable price if a liquid secondary market does not exist.

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds pay fees to affiliates of the Investment Adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The adviser is responsible for compensating each fund's investment managers.

The funds may engage in certain transactions involving affiliates. Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 04/30/05 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted Average Interest Rate* (%)
Laudus U.S. MarketMasters Fund	—	480	2.75
Laudus Small-Cap MarketMasters Fund	—	434	2.79

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales, foreign currency transactions and paydown gains and losses.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the funds' Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been delisted from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International MarketMasters Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

• **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Swap agreements:** swaps may be valued based on a model that constructs curves, such as swap yield curves, based on market data, and that uses the curves to calculate prices. Or swaps may be valued based on dealer quotes.

- **Options:** open contracts are valued at their last quoted sale price or in the case of swaptions (options on swaps) at fair value, that varies with the specific terms of the underlying swap agreement.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued or dividends paid on securities sold short are recorded as an expense on the fund's records.

Options purchased are recorded as assets and written options are recorded as liabilities to the extent of premiums paid or received. Each fund will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of a security for a purchased put or call option is adjusted by the amount of the premium received or paid.

Swap premiums paid are recorded as assets and premiums received are recorded as liabilities. Each fund begins recording income on swaps based on the effective date and terms of the swap agreement.

Interest is paid to or received from the counterparty periodically. Realized gains and losses are recognized on interest rate swaps at the termination or closing of the agreement. Credit Default swaps record gains or losses when a credit event occurs involving the underlying entity.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Interest income is recorded as it accrues. If a fund buys a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Sub-Advisory Agreement Approval

Investment Sub-Advisory Contract Approval

Eagle Asset Management, Inc. ("Eagle") served as investment sub-adviser to the Laudus U.S. MarketMasters Fund™ and Laudus Balanced MarketMasters Fund™ (each a "Fund" and collectively, the "Funds") pursuant to a sub-advisory agreement between Charles Schwab Investment Management, Inc. ("CSIM"), each Fund's investment adviser and Eagle (the "Current Sub-Advisory Agreement"). On November 16, 2004, the Board of Trustees of Schwab Capital Trust (the "Trust") authorized the officers of the Trust, to terminate on behalf of each Fund, the Current Sub-Advisory Agreement, dated January 31, 2002, as amended, between CSIM and Eagle, effective December 27, 2004.

At a meeting of the Board of Trustees of the Trust held on November 16, 2004, CSIM recommended and the Board of Trustees, including a majority of Trustees who are not parties to the investment sub-advisory agreement or "interested persons" (as defined in the 1940 Act) of any party to the agreement (the "Independent Trustees"), approved a new investment sub-advisory agreement between CSIM and Gardner Lewis Asset Management L.P. ("Gardner Lewis") (the "New Sub-Advisory Agreement"). The New Sub-Advisory Agreement to be effective on December 27, 2004.

On November 16, 2004, the Board of Trustees held a meeting to decide, among other things, whether to approve the New Sub-Advisory Agreement between CSIM and Gardner Lewis. Before the meeting and in preparation for it, the Board of Trustees requested and received written materials from Gardner Lewis about its (a) quality of investment management and other services; (b) investment management personnel; (c) operations and financial condition; (d) brokerage practices (including any soft dollar arrangements) and other investment strategies; (e) the level of the sub-advisory fees the Funds are charged, (f) the Funds' overall fees and operating expenses; (g) Gardner Lewis'

compliance systems; (h) Gardner Lewis' policies on and compliance procedures for personal securities transactions; (i) Gardner Lewis' reputation, expertise and resources in domestic financial markets; and (k) Gardner Lewis' performance compared with similar advisers. At the meeting, representatives from CSIM and Gardner Lewis presented additional oral and written information to the Board of Trustees to help the Trustees evaluate Gardner Lewis' fees and other aspects of its agreement. The Board of Trustees then discussed the written materials that they received before the meeting and CSIM's and Gardner Lewis' oral presentations and other information that the Trustees received at the meeting, and deliberated on the approval of the New Sub-Advisory Agreement in light of this information. In their deliberations, the Board of Trustees did not identify any single piece of information that was all-important or controlling. Based on the Board of Trustees' deliberations and its evaluation of the information described above, the Board of Trustees, including all of the Independent Trustees, unanimously: (a) concluded that terms of the New Sub-Advisory Agreement are fair and reasonable; and (b) concluded that Gardner Lewis' fees are reasonable in light of the services that they provide to the Funds. The required Notice to Shareholders was sent to existing shareholders on March 21, 2005.

Trustees and Officers of Schwab Capital Trust

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 4/30/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Stanford University, Special Assistant to the President, *from 1996-2001,* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1.800.435.4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com/marketmasters

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1.800.435.4000,** day or night (for TDD service, call **1.800.345.2550**).

TeleBroker®
Use our automated touch-tone phone service at **1.800.272.4922.**

Mail
Write to Laudus MarketMasters Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/marketmasters, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1.800.435.4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Laudus Funds™

Laudus MarketMasters Funds™
Laudus U.S. MarketMasters Fund™
Laudus Balanced MarketMasters Fund™
Laudus Small-Cap MarketMasters Fund™
Laudus International MarketMasters Fund™

Laudus Rosenberg U.S. Equity Funds
Laudus Rosenberg U.S. Large Capitalization Fund
Laudus Rosenberg U.S. Large Capitalization Growth Fund
Laudus Rosenberg U.S. Discovery Fund
Laudus Rosenberg U.S. Small Capitalization Growth Fund

Laudus Rosenberg Equity Funds
Laudus Rosenberg International Equity Fund
Laudus Rosenberg International Small Capitalization Fund
Laudus Rosenberg European Fund

Laudus Rosenberg Long/Short Funds
Laudus Rosenberg U.S. Large/Mid Capitalization Long/Short Equity Fund
Laudus Rosenberg Global Long/Short Equity Fund
Laudus Rosenberg Value Long/Short Equity Fund

The Laudus Funds includes the Laudus Rosenberg Funds, which are part of the Laudus Trust and distributed by Laudus Distributor, Inc.; and the Laudus MarketMasters Funds, which are part of the Schwab Capital Trust, and distributed by Charles Schwab & Co., Inc.



For More Information about the Funds:

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA
94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Laudus MarketMasters Funds™
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Schwab MarketTrack Portfolios®

Semiannual Report

April 30, 2005

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

charles SCHWAB

*Four portfolios that combine the power of indexing
with the benefits of asset allocation.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry
Classification Standard (GICS) which was developed by and is the exclusive property of
Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of
MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time I've watched the mutual fund market grow, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals.

We have designed Schwab equity funds to deliver a combination of strong performance and good value. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Dividend Equity Fund, which performed very well over the report period. The Fund is one of eight powered by Schwab Equity Ratings® and uses the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 annual stock-selection competition.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We will continue to expand the array of products and services that can help you meet your long- and short-term investment goals.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Charles Schwab

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the six months ended April 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

I'm also happy to announce that Schwab Funds has launched another fund. The Schwab Premier Equity Fund™, the newest addition to Schwab Funds' Active Equity Fund family, was launched on March 21, 2005. The Schwab Premier Equity Fund portfolio managers use a multi-cap strategy and include a variety of investment styles and asset classes, shifting between growth and value according to market conditions. The Fund also is diversified across all sectors. With this broad coverage, the Schwab Premier Equity Fund can be an integral part of a balanced, diversified portfolio that can help you reach your long-term investment goals.

In terms of value, the Schwab Premier Equity Fund, as well as other Schwab funds, offer Select Shares, a share class that has lower expenses and higher investment minimums than Investor Shares.

I speak for all of Schwab Funds when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can trust to watch out for their best interests.

I continue to look for more ways to offer you relevant choices and value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Larry Mano, vice president and senior portfolio manager, is responsible for the overall management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Tom Brown, an associate portfolio manager of the investment adviser, is the day-to-day manager of the equity portions of the funds. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

The Investment Environment and the Funds

If the 2004 equity market ended with a bang, the 2005 market started with a whimper, with all the major equity indices down from their year-end highs at the end of April. For the six-month report period, however, the S&P 500® Index[1] was still up 3.28%, due to the end-of-year rally. The broader Dow Jones Wilshire 5000 Composite Index[SM2] was up 3.50% for the report period, again predominantly because of strong equity returns in November and December 2004. Small-cap stocks lost their leading position to their larger-cap cohorts, and value continued to be the favored style. Stocks were volatile and sentiment was fickle in the face of high energy prices, indications of budding inflation, and prospects of the Federal Reserve continuing to raise short-term interest rates, which it did four times during the six-month report period.

Early in the period, investors were heartened when oil prices dipped and the U.S. presidential election results were uncontested. Unfortunately, the brief respite in oil prices was short-lived and strengthening global demand for oil, particularly in the Pacific Rim, and refinery constraints at home drove crude prices to record highs, above $50 per barrel in mid-February.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive. Consumer sentiment, however, hit a soft patch and started to weaken in 2005. First-quarter GDP came in at 3.1%, slightly below expectations and weaker than the fourth quarter, when it was 3.8%. In this environment, retail sales softened.

Despite the slowdown in the GDP, strong labor market conditions remained positive for domestic consumption. On the earnings front, fourth-quarter earnings were generally better than expected due, in part, to strong reports from companies in the Energy sector. Expectations for first-quarter earnings remained upbeat, although weaker than recent quarters, due to difficult year-over-year comparisons.

Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Dow Jones", "Wilshire", "The DJW 5000ᔆᴹ", "The Dow Jones Wilshire 5000ᔆᴹ" and "The Dow Jones Wilshire 5000 Composite Indexᔆᴹ" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Indexᔆᴹ, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation. This productivity, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control.

While high energy prices remained a significant headwind for economic performance, they certainly helped boost oil companies' bottom lines. In fact, the strongest sector, according to S&P, was Energy, closely followed by Utilities and then Health Care. On the flip side, Information Technology was the worst performing sector over the report period, while the Consumer Discretionary sector also suffered.

The MarketTrack Portfolios incorporate a mix of different asset classes. Accordingly, their returns over a given period will reflect a blend of the returns of those asset classes, and will depend on their relative weightings within each portfolio. By spreading their exposure over various asset classes, the MarketTrack Portfolios are designed to provide more stable returns while seeking to reduce risk over various market cycles.

During the report period, bonds enjoyed positive returns, up 0.98%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. But it was more the strength in the equity markets, up 3.28%, as measured by the S&P 500 Index, which helped to boost returns in the MarketTrack portfolios.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 🟥 3.28% **S&P 500® Index:** measures U.S. large-cap stocks
- ⬛ -0.15% **Russell 2000® Index:** measures U.S. small-cap stocks
- ⬜ 8.71% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 0.98% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 🟫 1.12% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the six months ended 4/30/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

**Schwab MarketTrack
All Equity Portfolio™** **3.78%**
Benchmark **4.11%**

Performance Details . . . . *page 6*

**Schwab MarketTrack
Growth Portfolio™** **3.16%**
Benchmark **3.57%**

Performance Details . . . . *page 8*

**Schwab MarketTrack
Balanced Portfolio™** **2.69%**
Benchmark **2.74%**

Performance Details . . . . *page 10*

**Schwab MarketTrack
Conservative Portfolio™** **2.15%**
Benchmark **2.11%**

Performance Details . . . . *page 12*

The Schwab MarketTrack All Equity Portfolio was the best performing of the four MarketTrack portfolios, due to its 100% allocation to equities, which performed better than fixed-income securities over the six-month report period. Performance of the Fund was up 3.78%, compared to a 4.11% return for the All Equity Composite Index. The Fund's 30% target allocation to international stocks helped, as international performance, as measured by the MSCI EAFE® Index, was stronger than domestic stocks over the six-month report period.

The Schwab MarketTrack Growth Portfolio was up 3.16% over the six-month period, tracking the Growth Composite Index. The Fund's 20% target allocation to the International sector helped to boost returns, as international recorded the strongest returns over the report period. The portfolio's 15% target allocation to fixed income, an asset class that tends to be less volatile, also did well, while seeking to reduce overall risk.

The Schwab MarketTrack Balanced Portfolio returned 2.69% during the report period. With a 60% target allocation to equities, the Portfolio is weighted toward equities but also includes substantial bond investments to add income and reduce volatility. While equities were the stronger performers, the 40% fixed-income allocation (35% bonds/5% cash) also contributed positive returns, while seeking to reduce overall risk.

Effective March 2005, the large-cap allocation in the three previous portfolios was converted from the Schwab S&P 500 Index Fund to the Schwab Institutional Select® S&P 500 Fund to provide shareholders with lower-cost shares for their MarketTrack Portfolio investment.

The Schwab MarketTrack Conservative Portfolio was up 2.15% and slightly outperformed the Conservative Composite Index, for the report period. Equities, especially in the International sector, performed well and contributed positively to the Portfolio's returns. While equities were the better performers, the Portfolio's 45% fixed-income allocation (40% bonds/5% cash) also contributed positively to the Portfolio's returns, while seeking to reduce overall risk.

Source of Sector Classification: S&P and MSCI. All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the portfolios' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or on the redemption of portfolio shares.
Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab MarketTrack All Equity Portfolio™

Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio** Ticker Symbol: SWEGX
- Benchmark: **All Equity Composite Index**
- Fund Category: **Morningstar Large-Cap Blend**



15%
10%
5%
0%
-5%
3.78%
4.11%
3.26%
8.34%
7.80%
5.50%
-1.39%
-0.10%
-2.54%
2.36%[3]
3.65%[4]
1.80%[3]
6 Months
1 Year
5 Years
[3] Since Inception: 5/19/98
[4] Since: 6/1/98

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and an additional index.

- $11,759 **Portfolio**
- $12,849 **All Equity Composite Index**
- $11,468 **S&P 500® Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
5/19/98
4/99
4/01
4/03
4/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The All Equity Composite Index is composed of Morningstar category averages and is calculated using the following portion allocations: 45% large-cap stocks, 25% small-cap stocks and 30% foreign stocks. Source: Morningstar, Inc.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



	Value	Blend	Growth	
Large				
Medium				Market Cap
Small				

Statistics

Number of Holdings	5
Weighted Average Market Cap ($ x 1,000,000)	$58,559
Price/Earnings Ratio (P/E)	20.5
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate[2]	48%
Minimum Initial Investment[3]	$1,000
($500 for retirement, education and custodial accounts)	

Top Holdings[4]

Security	% of Net Assets
❶ **Schwab Institutional Select® S&P 500 Fund**	44.0%
❷ **Schwab International Index Fund®,** Select Shares	30.1%
❸ **Schwab Small-Cap Index Fund®,** Select Shares	24.7%
Total	**98.8%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 44.0% **Large-Cap Stocks**
- 30.1% **International Stocks**
- 24.7% **Small-Cap Stocks**
- 1.2% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Growth Portfolio™

Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio** Ticker Symbol: SWHGX
- Benchmark: **Growth Composite Index**
- Fund Category: **Morningstar Large-Cap Blend**



15%
10%
5%
0%
-5%
3.16%
3.57%
3.26%
7.29%
7.18%
5.50%
0.28%
1.25%
-2.54%
7.41%[3]
9.55%[4]
7.62%[3]
6 Months
1 Year
5 Years

[3] Since Inception: 11/20/95
[4] Since: 12/1/95

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- $19,664 **Portfolio**
- $23,789 **Growth Composite Index**
- $22,461 **S&P 500® Index**
- $18,300 **Lehman Brothers U.S. Aggregate Bond Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
11/20/95
4/97
4/99
4/01
4/03
4/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



	Value	Blend	Growth	
Large				Market Cap
Medium				
Small				

Statistics

Number of Holdings	515
Weighted Average Market Cap ($ x 1,000,000)	$59,403
Price/Earnings Ratio (P/E)	23.9
Price/Book Ratio (P/B)	2.6
Portfolio Turnover Rate[2]	29%
Minimum Initial Investment[3]	$1,000
($500 for retirement, education and custodial accounts)	

Top Holdings[4]

Security	% of Net Assets
❶ **Schwab Institutional Select® S&P 500 Fund**	22.0%
❷ **Schwab International Index Fund®,** Select Shares	20.0%
❸ **Schwab Small-Cap Index Fund®,** Select Shares	19.4%
❹ **Schwab Total Bond Market Fund™**	15.6%
❺ **Schwab Value Advantage Money Fund®,** Institutional Shares	4.7%
❻ **General Electric Co.**	0.6%
❼ **Exxon Mobil Corp.**	0.6%
❽ **Microsoft Corp.**	0.4%
❾ **Citigroup, Inc.**	0.4%
❿ **Johnson & Johnson**	0.3%
Total	**84.0%**

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 38.1% **Large-Cap Stocks**
- 20.0% **International Stocks**
- 19.4% **Small-Cap Stocks**
- 15.6% **Bonds**
- 6.9% **Short-Term Investments**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab MarketTrack Balanced Portfolio™

Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- **Portfolio** Ticker Symbol: SWBGX
- Benchmark: **Balanced Composite Index**
- Fund Category: **Morningstar Moderate Allocation**



15%
10%
5%
0%
-5%
2.69%
2.74%
2.83%
6.77%
6.25%
5.96%
2.02%
2.71%
1.46%
7.13%[3]
8.67%[4]
7.07%[3]
6 Months
1 Year
5 Years
[3] Since Inception: 11/20/95
[4] Since: 12/1/95

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- $19,176 **Portfolio**
- $22,042 **Balanced Composite Index**
- $22,461 **S&P 500® Index**
- $18,300 **Lehman Brothers U.S. Aggregate Bond Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
11/20/95
4/97
4/99
4/01
4/03
4/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Balanced Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 30% large-cap stocks, 15% small-caps stocks, 15% foreign stocks, 35% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	35.7%
❷ **Schwab International Index Fund®,** Select Shares	15.0%
❸ **Schwab Institutional Select® S&P 500 Fund**	14.9%
❹ **Schwab Small-Cap Index Fund®,** Select Shares	14.5%
❺ **Schwab Value Advantage Money Fund®,** Institutional Shares	4.4%
❻ **General Electric Co.**	0.5%
❼ **Exxon Mobil Corp.**	0.5%
❽ **Microsoft Corp.**	0.3%
❾ **Citigroup, Inc.**	0.3%
❿ **Pfizer, Inc.**	0.3%
Total	**86.4%**

Statistics

Number of Holdings	514
Portfolio Turnover Rate[2]	21%
Minimum Initial Investment[3]	$1,000
($500 for retirement, education and custodial accounts)	

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 35.7% **Bonds**
- 28.2% **Large-Cap Stocks**
- 15.0% **International Stocks**
- 14.5% **Small-Cap Stocks**
- 6.6% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab MarketTrack Conservative Portfolio™

Performance as of 4/30/05

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio** Ticker Symbol: SWCGX
■ Benchmark: **Conservative Composite Index**
■ Fund Category: **Morningstar Conservative Allocation**



	6 Months	1 Year	5 Years	Since Inception
Portfolio	2.15%	6.19%	3.64%	6.70%[3]
Conservative Composite Index	2.11%	5.66%	4.07%	7.62%[4]
Morningstar Conservative Allocation	1.62%	4.44%	3.27%	6.48%[3]

[3] **Since Inception: 11/20/95**
[4] **Since: 12/1/95**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $18,467 **Portfolio**
■ $20,103 **Conservative Composite Index**
■ $22,461 **S&P 500® Index**
□ $18,300 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Conservative Portfolio

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund**™	55.5%
❷ **Schwab S&P 500 Index Fund,** Select Shares	14.5%
❸ **Schwab International Index Fund**®, Select Shares	9.9%
❹ **Schwab Small-Cap Index Fund**®, Select Shares	9.6%
❺ **Schwab Value Advantage Money Fund**®, Institutional Shares	4.3%
❻ **General Electric Co.**	0.2%
❼ **Exxon Mobil Corp.**	0.2%
❽ **Microsoft Corp.**	0.1%
❾ **Citigroup, Inc.**	0.1%
❿ **Pfizer, Inc.**	0.1%
Total	**94.5%**

Statistics

Number of Holdings	513
Portfolio Turnover Rate[2]	4%
Minimum Initial Investment[3]	$1,000
($500 for retirement, education and custodial accounts)	

Asset Class Weightings % of Investments

This chart shows the portfolio's asset class composition as of the report date.



- 55.5% **Bonds**
- 20.1% **Large-Cap Stocks**
- 9.9% **International Stocks**
- 9.6% **Small-Cap Stocks**
- 4.9% **Short-Term Investments**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2004 and held through April 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Schwab MarketTrack All Equity Portfolio™				
Actual Return	0.50%	$1,000	$1,037.80	$2.53
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51
Schwab MarketTrack Growth Portfolio™				
Actual Return	0.50%	$1,000	$1,031.60	$2.52
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51
Schwab MarketTrack Balanced Portfolio™				
Actual Return	0.50%	$1,000	$1,026.90	$2.51
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51
Schwab MarketTrack Conservative Portfolio™				
Actual Return	0.50%	$1,000	$1,021.50	$2.51
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.51

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights; does not include expenses of underlying funds in which the portfolios invest.
[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab MarketTrack All Equity Portfolio™

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.44	9.43	7.60	9.06	12.06	11.48
Income or loss from investment operations:						
Net investment income	0.15	0.08	0.09	0.05	0.22	0.04
Net realized and unrealized gains or losses	0.25	1.02	1.85	(1.32)	(2.99)	0.69
Total income or loss from investment operations	0.40	1.10	1.94	(1.27)	(2.77)	0.73
Less distributions:						
Dividends from net investment income	(0.12)	(0.09)	(0.09)	(0.05)	(0.22)	(0.05)
Distributions from net realized gains	–	–	(0.02)	(0.14)	(0.01)	(0.10)
Total distributions	(0.12)	(0.09)	(0.11)	(0.19)	(0.23)	(0.15)
Net asset value at end of period	10.72	10.44	9.43	7.60	9.06	12.06
Total return (%)	3.78[1]	11.75	25.77	(14.40)	(23.27)	6.37
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.50	0.57[4]
Gross operating expenses[2]	0.75[3]	0.76	0.76	0.77	0.77	0.84
Net investment income	1.31[1]	0.83	1.10	0.58	1.93	0.05
Portfolio turnover rate	48[1]	7	10	15	5	3
Net assets, end of period ($ x 1,000,000)	453	450	427	353	405	441

[*] Unaudited.
[1] Not annualized.
[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top holdings, the number in the circle is the security's rank among the top ten.

❶ Top holding

▲ All or a portion of this security is held as collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.8% Other Investment Companies	444,883	447,575
1.1% Short-Term Investment	4,856	4,856
0.1% U.S. Treasury Obligation	598	598
100.0% Total Investments	450,337	453,029
0.0% Other Assets and Liabilities, Net		157
100.0% Total Net Assets		453,186

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 98.8% of net assets	
▮▲❶ Schwab Institutional Select S&P 500 Fund 21,937,621	199,632
▮❷ Schwab International Index Fund, Select Shares 8,658,828	136,203
▮❸ Schwab Small-Cap Index Fund, Select Shares 5,603,788	111,740
	447,575

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 1.1% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05	4,856	**4,856**
U.S. Treasury Obligation 0.1% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05	600	**598**

End of investments.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, Long Expires 06/17/05	23	6,661	**(205)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$453,029
Receivables:	
Fund shares sold	533
Interest	1
Due from brokers for futures	89
Prepaid expenses	+ 20
Total assets	**453,672**

Liabilities

Payables:	
Fund shares redeemed	388
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	9
Accrued expenses	+ 82
Total liabilities	**486**

Net Assets

Total assets	453,672
Total liabilities	− 486
Net assets	**$453,186**

Net Assets by Source

Capital received from investors	480,682
Distributions in excess of net investment income	(748)
Net realized capital losses	(29,235)
Net unrealized capital gains	2,487

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$453,186		42,259		$10.72

Unless stated, all numbers x 1,000.

The fund paid $450,337 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$222,594
Sales/maturities	$236,098

The fund's total security transactions (including the in-kind redemptions) with other Schwab Funds® during the period were $413,846.

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Equity Index Funds

Small-Cap Index Fund	7.2%
International Index Fund	10.2%

Schwab Institutional Select Funds

Institutional Select S&P 500 Fund	21.4%

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$453,951

Net unrealized gains and losses:

Gains	$23,586
Losses	+ (24,508)
	($922)

As of December 31, 2004:

Net undistributed earnings:

Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:

Expires 12/31 of:	Loss amount:
2010	$11,058
2011	13,010
2012	+ 6,944
	$31,012

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$7,347
Interest	+	35
Total investment income		**7,382**

Net Realized Gains and Losses

Net realized gains on investments		8,831
Net realized losses on futures contracts	+	(23)
Net realized gains		**8,808**

Net Unrealized Gains and Losses

Net unrealized gains on investments		3,018
Net unrealized losses on futures contracts	+	(211)
Net unrealized gains		**2,807**

Expenses

Investment adviser and administrator fees		1,032
Transfer agent and shareholder service fees		586
Trustees' fees		5
Custodian fees		20
Portfolio accounting fees		31
Professional fees		14
Registration fees		10
Shareholder reports		51
Other expenses	+	12
Total expenses		1,761
Expense reduction	–	588
Net expenses		**1,173**

Increase in Net Assets from Operations

Total investment income		7,382
Net expenses	–	1,173
Net investment income		**6,209**
Net realized gains		8,808
Net unrealized gains	+	2,807
Increase in net assets from operations		**$17,824**

Includes losses of $2,512 associated with redemption-in-kind from the Schwab S&P 500 Index Fund.

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $11,615.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Operations

		11/1/04–4/30/05	11/1/03–10/31/04
Net investment income		$6,209	$3,780
Net realized gains or losses		8,808	(5,316)
Net unrealized gains	+	2,807	50,766
Increase in net assets from operations		**17,824**	**49,230**

Distributions Paid

	11/1/04–4/30/05	11/1/03–10/31/04
Dividends from net investment income	**$5,060**	**$4,156**

Transactions in Fund Shares

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		3,910	$43,150	6,823	$68,910
Shares reinvested		437	4,835	409	4,002
Shares redeemed	+	(5,227)	(57,761)	(9,423)	(95,049)
Net transactions in fund shares		**(880)**	**($9,776)**	**(2,191)**	**($22,137)**

Shares Outstanding and Net Assets

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		43,139	$450,198	45,330	$427,261
Total increase or decrease	+	(880)	2,988	(2,191)	22,937
End of period		**42,259**	**$453,186**	**43,139**	**$450,198**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the current period are:

Ordinary income	$5,060
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $748 and $1,897 at the end of the current period and the prior period, respectively.

See financial notes.

Schwab MarketTrack Growth Portfolio™

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	15.57	14.36	12.05	13.88	17.22	16.37
Income or loss from investment operations:						
Net investment income	0.22	0.21	0.18	0.19	0.41	0.22
Net realized and unrealized gains or losses	0.28	1.21	2.33	(1.62)	(3.22)	0.94
Total income or loss from investment operations	0.50	1.42	2.51	(1.43)	(2.81)	1.16
Less distributions:						
Dividends from net investment income	(0.23)	(0.21)	(0.20)	(0.24)	(0.44)	(0.18)
Distributions from net realized gains	—	—	—	(0.16)	(0.09)	(0.13)
Total distributions	(0.23)	(0.21)	(0.20)	(0.40)	(0.53)	(0.31)
Net asset value at end of period	15.84	15.57	14.36	12.05	13.88	17.22
Total return (%)	3.16[1]	9.94	21.18	(10.78)	(16.71)	7.08
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.50	0.57[4]
Gross operating expenses[2]	0.72[3]	0.73	0.74	0.75	0.74	0.82
Net investment income	1.30[1]	1.35	1.48	1.35	2.58	1.32
Portfolio turnover rate	29[1]	9	9	21	10	12
Net assets, end of period ($ x 1,000,000)	644	614	578	510	511	566

* Unaudited.

[1] Not annualized.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ All or a portion of this security is held as collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
16.2%	**Common Stock**	70,061	104,089
81.7%	**Other Investment Companies**	482,636	526,056
2.0%	**Short-Term Investment**	12,980	12,980
0.1%	**U.S. Treasury Obligation**	812	812
100.0%	**Total Investments**	**566,489**	**643,937**
0.0%	**Other Assets and Liabilities, Net**		110
100.0%	**Total Net Assets**		**644,047**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 16.2% of net assets	
Automobiles & Components 0.1%	
Cooper Tire & Rubber Co. 700	12
Dana Corp. 1,578	18
Delphi Corp. 5,743	19
Ford Motor Co. 18,103	165
General Motors Corp. 5,425	145
• Goodyear Tire & Rubber Co. 1,600	19
Harley-Davidson, Inc. 3,000	141
Johnson Controls, Inc. 1,800	99
Visteon Corp. 1,558	5
	623
Banks 1.2%	
AmSouth Bancorp. 3,300	87
Bank of America Corp. 39,824	1,794
BB&T Corp. 5,300	208
Comerica, Inc. 1,700	97
Compass Bancshares, Inc. 1,200	51
Countrywide Financial Corp. 5,298	192
Fannie Mae 9,400	507
Fifth Third Bancorp 5,369	233
First Horizon National Corp. 1,200	50
Freddie Mac 6,600	406
Golden West Financial Corp. 2,800	174
Huntington Bancshares, Inc. 2,262	53
KeyCorp, Inc. 4,400	146
M&T Bank Corp. 998	103
Marshall & Ilsley Corp. 2,056	88
MGIC Investment Corp. 900	53
National City Corp. 6,100	207
North Fork Bancorp., Inc. 4,500	127
PNC Financial Services Group, Inc. 2,800	149
Regions Financial Corp. 4,542	152
Sovereign Bancorp, Inc. 3,700	76
SunTrust Banks, Inc. 3,500	255
Synovus Financial Corp. 2,750	77
U.S. Bancorp 18,662	521
Wachovia Corp. 15,610	799
Washington Mutual, Inc. 8,682	359
Wells Fargo & Co. 16,615	996
Zions Bancorp. 900	63
	8,023
Capital Goods 1.5%	
3M Co. 7,600	581
American Power Conversion Corp. 1,725	42

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
American Standard Cos., Inc. 2,100	94
The Boeing Co. 8,078	481
Caterpillar, Inc. 3,300	290
Cooper Industries Ltd., Class A 900	57
Crane Co. 300	8
Cummins, Inc. 400	27
Danaher Corp. 2,800	142
Deere & Co. 2,300	144
Dover Corp. 2,000	73
Eaton Corp. 1,400	82
Emerson Electric Co. 4,000	251
Fluor Corp. 800	41
General Dynamics Corp. 2,000	210
▲❻ General Electric Co. 104,100	3,768
Goodrich Corp. 1,100	44
Honeywell International, Inc. 8,437	302
Illinois Tool Works, Inc. 2,700	226
Ingersoll-Rand Co., Class A 1,650	127
ITT Industries, Inc. 900	81
L-3 Communications Holdings, Inc. 1,100	78
Lockheed Martin Corp. 3,900	238
Masco Corp. 4,500	142
• Navistar International Corp. 700	21
Northrop Grumman Corp. 3,592	197
Paccar, Inc. 1,575	107
Pall Corp. 1,000	27
Parker Hannifin Corp. 1,150	69
• Power-One, Inc. 400	2
Raytheon Co. 4,500	169
Rockwell Automation, Inc. 1,900	88
Rockwell Collins, Inc. 1,900	87
Textron, Inc. 1,500	113
• Thomas & Betts Corp. 281	9
Tyco International Ltd. 19,803	620
United Technologies Corp. 5,000	508
W.W. Grainger, Inc. 900	50
	9,596

Commercial Services & Supplies 0.2%

• Allied Waste Industries, Inc. 3,100	25
• Apollo Group, Inc., Class A 1,700	122
Avery Dennison Corp. 1,200	63
Cendant Corp. 10,332	206

Security and Number of Shares	Value ($ x 1,000)
Cintas Corp. 1,638	63
Deluxe Corp. 700	28
Equifax, Inc. 1,200	40
H&R Block, Inc. 1,700	85
• Monster Worldwide, Inc. 954	22
• PHH Corp. 476	11
Pitney Bowes, Inc. 2,300	103
R.R. Donnelley & Sons Co. 2,100	69
Robert Half International, Inc. 1,700	42
Waste Management, Inc. 5,517	157
	1,036

Consumer Durables & Apparel 0.2%

Black & Decker Corp. 900	75
Brunswick Corp. 900	38
Centex Corp. 1,200	69
• Coach, Inc. 3,600	96
Eastman Kodak Co. 3,100	77
Fortune Brands, Inc. 1,400	118
Hasbro, Inc. 1,650	31
Jones Apparel Group, Inc. 1,200	37
KB Home 800	46
Leggett & Platt, Inc. 2,000	54
Liz Claiborne, Inc. 1,200	42
Mattel, Inc. 4,150	75
Maytag Corp. 900	9
Newell Rubbermaid, Inc. 2,745	60
Nike, Inc., Class B 2,300	177
Pulte Homes, Inc. 1,200	86
Reebok International Ltd. 500	20
Snap-On, Inc. 600	20
The Stanley Works 600	26
VF Corp. 1,200	68
Whirlpool Corp. 800	50
	1,274

Diversified Financials 1.3%

American Express Co. 11,500	606
The Bank of New York Co., Inc. 7,300	204
The Bear Stearns Cos., Inc. 1,082	102
Capital One Financial Corp. 2,400	170
▪ The Charles Schwab Corp. 11,242	116
CIT Group, Inc. 2,000	81

Security and Number of Shares	Value ($ x 1,000)
❾ Citigroup, Inc. 51,292	2,409
• E*TRADE Financial Corp. 3,500	39
Federated Investors, Inc., Class B 1,100	31
Franklin Resources, Inc. 1,900	130
Goldman Sachs Group, Inc. 4,379	468
Janus Capital Group, Inc. 2,200	29
JPMorgan Chase & Co. 34,915	1,239
Lehman Brothers Holdings, Inc. 2,600	238
MBNA Corp. 12,550	248
Mellon Financial Corp. 4,100	114
Merrill Lynch & Co., Inc. 9,400	507
Moody's Corp. 1,500	123
Morgan Stanley 10,900	574
Northern Trust Corp. 2,200	99
Principal Financial Group, Inc. 3,065	120
• Providian Financial Corp. 2,900	48
SLM Corp. 4,500	214
State Street Corp. 3,300	153
T. Rowe Price Group, Inc. 1,200	66
	8,128

Energy 1.4%

Amerada Hess Corp. 1,000	94
Anadarko Petroleum Corp. 2,418	177
Apache Corp. 3,308	186
Ashland, Inc. 800	54
Baker Hughes, Inc. 3,360	148
BJ Services Co. 1,500	73
Burlington Resources, Inc. 3,810	185
ChevronTexaco Corp. 20,654	1,074
ConocoPhillips 6,846	718
Devon Energy Corp. 4,600	208
El Paso Corp. 6,306	63
EOG Resources, Inc. 2,256	107
❼ Exxon Mobil Corp. 62,758	3,579
Halliburton Co. 4,958	206
Kerr-McGee Corp. 1,569	122
Kinder Morgan, Inc. 1,107	85
Marathon Oil Corp. 3,400	158
• Nabors Industries Ltd. 1,400	75
• National-Oilwell Varco, Inc. 1,600	64
Noble Corp. 1,300	66
Occidental Petroleum Corp. 3,900	269
Rowan Cos., Inc. 1,100	29

Security and Number of Shares	Value ($ x 1,000)
Schlumberger Ltd. 5,700	390
Sunoco, Inc. 700	70
• Transocean, Inc. 2,945	137
Unocal Corp. 2,700	147
Valero Energy Corp. 2,400	164
Williams Cos., Inc. 5,000	85
XTO Energy, Inc. 3,333	101
	8,834

Food & Staples Retailing 0.5%

Albertson's, Inc. 3,538	70
Costco Wholesale Corp. 4,400	179
CVS Corp. 3,900	201
• Kroger Co. 7,200	114
• Safeway, Inc. 4,200	89
Supervalu, Inc. 1,400	44
Sysco Corp. 6,200	214
Wal-Mart Stores, Inc. 33,300	1,570
Walgreen Co. 9,900	426
• Winn-Dixie Stores, Inc. 1,500	2
	2,909

Food Beverage & Tobacco 0.8%

Altria Group, Inc. 20,300	1,319
Anheuser-Busch Cos., Inc. 7,800	366
Archer-Daniels-Midland Co. 6,532	118
Brown-Forman Corp., Class B 904	50
Campbell Soup Co. 3,200	95
The Coca-Cola Co. 22,300	969
Coca-Cola Enterprises, Inc. 4,000	81
ConAgra Foods, Inc. 4,900	131
General Mills, Inc. 3,576	177
H.J. Heinz Co. 3,400	125
Hershey Foods Corp. 2,400	153
Kellogg Co. 3,400	153
McCormick & Co., Inc. 1,400	49
Molson Coors Brewing Co., Class B 800	49
The Pepsi Bottling Group, Inc. 1,932	55
PepsiCo, Inc. 16,460	916
Reynolds American, Inc. 1,142	89
Sara Lee Corp. 7,600	163
UST, Inc. 1,600	73
Wm. Wrigley Jr. Co. 1,900	131
	5,262

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 0.8%	
Aetna, Inc. 2,848	209
AmerisourceBergen Corp. 1,000	61
Bausch & Lomb, Inc. 600	45
Baxter International, Inc. 6,100	226
Becton Dickinson & Co. 2,600	152
Biomet, Inc. 2,475	96
•Boston Scientific Corp. 7,448	220
C.R. Bard, Inc. 1,000	71
Cardinal Health, Inc. 4,100	228
•Caremark Rx, Inc. 4,470	179
CIGNA Corp. 1,400	129
•Express Scripts, Inc. 800	72
•Fisher Scientific International, Inc. 1,115	66
Guidant Corp. 3,000	222
HCA, Inc. 4,000	223
Health Management Associates, Inc., Class A 2,400	59
•Hospira, Inc. 1,530	51
•Humana, Inc. 1,400	49
IMS Health, Inc. 2,300	55
•Laboratory Corp. of America Holdings 1,300	64
Manor Care, Inc. 1,100	37
McKesson Corp. 2,654	98
•Medco Health Solutions, Inc. 2,641	135
Medtronic, Inc. 11,800	622
•Millipore Corp. 400	19
PerkinElmer, Inc. 1,000	19
Quest Diagnostics 901	95
•St. Jude Medical, Inc. 3,500	137
Stryker Corp. 3,784	184
•Tenet Healthcare Corp. 4,650	56
•Thermo Electron Corp. 1,300	33
UnitedHealth Group, Inc. 6,300	595
•Waters Corp. 1,300	52
•WellPoint, Inc. 2,951	377
•Zimmer Holdings, Inc. 2,300	187
	5,123

Security and Number of Shares	Value ($ x 1,000)
Hotels Restaurants & Leisure 0.2%	
Carnival Corp. 5,200	254
Darden Restaurants, Inc. 1,800	54
Harrah's Entertainment, Inc. 1,200	79
Hilton Hotels Corp. 3,600	79
International Game Technology 3,400	91
Marriott International, Inc., Class A 2,200	138
McDonald's Corp. 12,400	363
•Starbucks Corp. 3,960	196
Starwood Hotels & Resorts Worldwide, Inc. 1,900	103
Wendy's International, Inc. 1,000	43
Yum! Brands, Inc. 3,120	147
	1,547
Household & Personal Products 0.4%	
Alberto-Culver Co., Class B 900	40
Avon Products, Inc. 4,800	192
Clorox Co. 1,500	95
Colgate-Palmolive Co. 5,300	264
The Gillette Co. 9,700	501
Kimberly-Clark Corp. 4,960	310
Procter & Gamble Co. 25,000	1,354
	2,756
Insurance 0.7%	
ACE Ltd. 2,500	107
AFLAC, Inc. 5,200	211
The Allstate Corp. 6,700	376
AMBAC Financial Group, Inc. 1,015	68
American International Group, Inc. 25,551	1,299
AON Corp. 2,625	55
Chubb Corp. 1,900	155
Cincinnati Financial Corp. 1,984	80
Hartford Financial Services Group, Inc. 2,900	210
Jefferson-Pilot Corp. 1,412	71
Lincoln National Corp. 1,900	86
Loews Corp. 1,600	114
Marsh & McLennan Cos., Inc. 5,200	146
MBIA, Inc. 1,350	71
Metlife, Inc. 7,310	284

Security and Number of Shares	Value ($ x 1,000)
The Progressive Corp. 2,100	192
Prudential Financial, Inc. 5,200	297
Safeco Corp. 1,100	58
The St. Paul Travelers Cos., Inc. 6,453	231
Torchmark Corp. 1,100	59
UnumProvident Corp. 2,349	39
XL Capital Ltd., Class A 1,300	91
	4,300

Materials 0.5%

Security and Number of Shares	Value ($ x 1,000)
Air Products & Chemicals, Inc. 2,300	135
Alcoa, Inc. 8,472	246
Allegheny Technologies, Inc. 735	16
Ball Corp. 800	32
Bemis Co. 1,000	28
The Dow Chemical Co. 9,394	431
E.I. du Pont de Nemours & Co. 9,592	452
Eastman Chemical Co. 800	43
Ecolab, Inc. 2,200	72
Engelhard Corp. 1,300	40
Freeport-McMoran Copper & Gold, Inc., Class B 1,700	59
Georgia-Pacific Corp. 2,228	76
Great Lakes Chemical Corp. 600	19
• Hercules, Inc. 900	12
International Flavors & Fragrances, Inc. 1,100	42
International Paper Co. 4,846	166
Louisiana-Pacific Corp. 600	15
MeadWestvaco Corp. 1,970	58
Monsanto Co. 2,493	146
Neenah Paper, Inc. 150	5
Newmont Mining Corp. 4,201	159
Nucor Corp. 1,800	92
• Pactiv Corp. 1,500	32
Phelps Dodge Corp. 910	78
PPG Industries, Inc. 1,700	115
Praxair, Inc. 3,200	150
Rohm & Haas Co. 2,205	96
• Sealed Air Corp. 882	43
Sigma-Aldrich Corp. 600	35
Temple-Inland, Inc. 1,200	40
United States Steel Corp. 900	38

Security and Number of Shares	Value ($ x 1,000)
Vulcan Materials Co. 800	42
Weyerhaeuser Co. 2,300	158
Worthington Industries, Inc. 900	15
	3,186

Media 0.6%

Security and Number of Shares	Value ($ x 1,000)
Clear Channel Communications, Inc. 5,217	167
• Comcast Corp., Class A 21,843	701
Dow Jones & Co., Inc. 800	27
Gannett Co., Inc. 2,500	192
• Interpublic Group of Cos., Inc. 3,700	48
Knight-Ridder, Inc. 900	58
The McGraw-Hill Cos., Inc. 1,900	165
Meredith Corp. 500	24
New York Times Co., Class A 1,400	47
• News Corp, Inc., Class A 28,300	432
Omnicom Group, Inc. 1,800	149
• Time Warner, Inc. 45,150	759
Tribune Co. 3,100	120
• Univision Communications, Inc., Class A 3,104	82
Viacom, Inc., Class B 16,981	588
The Walt Disney Co. 20,119	531
	4,090

Pharmaceuticals & Biotechnology 1.4%

Security and Number of Shares	Value ($ x 1,000)
Abbott Laboratories 15,300	752
Allergan, Inc. 1,300	92
• Amgen, Inc. 12,488	727
Applied Biosystems Group — Applera Corp. 2,000	42
• Biogen Idec, Inc. 3,125	113
Bristol-Myers Squibb Co. 19,000	494
• Chiron Corp. 1,800	62
Eli Lilly & Co. 10,900	637
• Forest Laboratories, Inc. 3,400	121
• Genzyme Corp. 2,400	141
• Gilead Sciences, Inc. 4,300	160
🔟 Johnson & Johnson 29,254	2,008
• King Pharmaceuticals, Inc. 2,133	17
• Medimmune, Inc. 2,400	61
Merck & Co., Inc. 21,600	732
Mylan Laboratories, Inc. 2,600	43

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Pfizer, Inc. 73,476	1,996
Schering-Plough Corp. 14,100	294
• Watson Pharmaceuticals, Inc. 1,000	30
Wyeth 13,100	589
	9,111

Real Estate 0.1%

Apartment Investment & Management Co., Class A 900	34
Archstone-Smith Trust 1,900	68
Equity Office Properties Trust 3,900	123
Equity Residential 2,600	89
Plum Creek Timber Co., Inc. 1,700	59
ProLogis 1,700	67
Simon Property Group, Inc. 2,200	146
	586

Retailing 0.6%

• Autonation, Inc. 3,000	55
• AutoZone, Inc. 800	66
• Bed, Bath & Beyond, Inc. 2,800	104
Best Buy Co., Inc. 3,150	159
• Big Lots, Inc. 1,100	11
Circuit City Stores, Inc. 2,000	32
Dillards, Inc., Class A 500	12
Dollar General Corp. 3,303	67
• eBay, Inc. 11,936	379
Family Dollar Stores, Inc. 1,700	46
Federated Department Stores, Inc. 1,700	98
The Gap, Inc. 7,200	154
Genuine Parts Co. 1,800	77
Home Depot, Inc. 21,700	768
J.C. Penney Co., Inc. Holding Co. 2,800	133
• Kohl's Corp. 3,200	152
Limitedbrands 3,738	81
Lowe's Cos., Inc. 7,600	396
The May Department Stores Co. 2,800	98
Nordstrom, Inc. 1,300	66
• Office Depot, Inc. 3,300	65
OfficeMax, Inc. 700	23
RadioShack Corp. 1,900	47
• Sears Holdings Corp. 660	89
The Sherwin-Williams Co. 1,200	53

Security and Number of Shares	Value ($ x 1,000)
Staples, Inc. 7,125	136
Target Corp. 8,800	408
Tiffany & Co. 1,400	42
TJX Cos., Inc. 5,200	118
• Toys 'R' Us, Inc. 2,600	66
	4,001

Semiconductors & Semiconductor Equipment 0.5%

• Advanced Micro Devices, Inc. 3,840	55
• Altera Corp. 3,680	76
Analog Devices, Inc. 3,400	116
• Applied Materials, Inc. 16,200	241
• Applied Micro Circuits Corp. 2,862	8
• Broadcom Corp., Class A 2,900	87
• Freescale Semiconductor, Inc., Class B 3,898	74
Intel Corp. 61,200	1,439
• KLA-Tencor Corp. 1,800	70
Linear Technology Corp. 3,000	107
• LSI Logic Corp. 3,000	16
Maxim Integrated Products, Inc. 3,100	116
• Micron Technology, Inc. 5,400	52
National Semiconductor Corp. 3,400	65
• Novellus Systems, Inc. 1,325	31
• Nvidia Corp. 1,400	31
• PMC — Sierra, Inc. 1,600	13
• Teradyne, Inc. 1,700	19
Texas Instruments, Inc. 16,800	419
Xilinx, Inc. 3,200	86
	3,121

Software & Services 0.9%

Adobe Systems, Inc. 2,400	143
• Affiliated Computer Services, Inc., Class A 1,271	61
Autodesk, Inc. 2,400	76
Automatic Data Processing, Inc. 5,700	248
• BMC Software, Inc. 2,400	39
• Citrix Systems, Inc. 1,800	41
Computer Associates International, Inc. 5,625	151
• Computer Sciences Corp. 1,680	73
• Compuware Corp. 3,600	21

Security and Number of Shares	Value ($ x 1,000)
• Convergys Corp. 1,354	18
• Electronic Arts, Inc. 2,866	153
Electronic Data Systems Corp. 4,600	89
First Data Corp. 7,888	300
• Fiserv, Inc. 1,800	76
• Intuit, Inc. 1,972	79
• Mercury Interactive Corp. 800	33
❽ Microsoft Corp. 99,400	2,515
• Novell, Inc. 3,200	19
• Oracle Corp. 44,148	510
• Parametric Technology Corp. 2,700	14
Paychex, Inc. 3,600	110
Sabre Holdings Corp., Class A 1,283	25
• Siebel Systems, Inc. 4,300	39
• SunGard Data Systems, Inc. 2,725	91
• Symantec Corp. 7,000	131
• Unisys Corp. 3,100	20
• Veritas Software Corp. 4,200	87
• Yahoo! Inc. 12,600	435
	5,597

Technology Hardware & Equipment 1.0%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 6,000	14
• Agilent Technologies, Inc. 4,437	92
• Andrew Corp. 1,550	19
• Apple Computer, Inc. 8,000	288
• Avaya, Inc. 4,132	36
• CIENA Corp. 3,200	7
• Cisco Systems, Inc. 63,500	1,097
• Comverse Technology, Inc. 1,900	43
• Corning, Inc. 13,900	191
• Dell, Inc. 24,200	843
• EMC Corp. 23,186	304
• Gateway, Inc. 3,100	11
Hewlett-Packard Co. 28,403	581
International Business Machines Corp. 16,200	1,237
• Jabil Circuit, Inc. 1,998	55
• JDS Uniphase Corp. 12,589	19
• Lexmark International, Inc., Class A 1,300	90
• Lucent Technologies, Inc. 40,092	97
Molex, Inc. 1,875	48

Security and Number of Shares	Value ($ x 1,000)
Motorola, Inc. 24,131	370
• NCR Corp. 2,000	66
• Network Appliance, Inc. 3,400	91
• QLogic Corp. 869	29
Qualcomm, Inc. 16,200	565
• Sanmina – SCI Corp. 5,000	20
Scientific-Atlanta, Inc. 1,600	49
• Solectron Corp. 7,900	26
• Sun Microsystems, Inc. 30,800	112
Symbol Technologies, Inc. 1,908	26
Tektronix, Inc. 900	20
• Tellabs, Inc. 4,000	31
• Xerox Corp. 9,400	125
	6,602

Telecommunication Services 0.5%

Security and Number of Shares	Value ($ x 1,000)
Alltel Corp. 3,100	176
AT&T Corp. 7,358	141
BellSouth Corp. 17,800	471
CenturyTel, Inc. 1,350	41
Citizens Communications Co. 2,576	33
• Nextel Communications, Inc., Class A 11,100	311
• Qwest Communications International, Inc. 15,773	54
SBC Communications, Inc. 32,336	770
Sprint Corp. (FON Group) 14,500	323
Verizon Communications, Inc. 27,258	976
	3,296

Transportation 0.3%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 3,800	183
CSX Corp. 2,200	88
• Delta Air Lines, Inc. 1,300	4
FedEx Corp. 2,920	248
Norfolk Southern Corp. 3,600	113
Ryder Systems, Inc. 400	15
Southwest Airlines Co. 7,480	111
Union Pacific Corp. 2,500	160
United Parcel Service, Inc., Class B 10,818	772
	1,694

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Utilities 0.5%	
• The AES Corp. 6,000	96
• Allegheny Energy, Inc. 1,070	26
Ameren Corp. 1,800	93
American Electric Power Co., Inc. 3,860	136
• Calpine Corp. 2,700	5
Centerpoint Energy, Inc. 2,949	35
Cinergy Corp. 1,600	63
• CMS Energy Corp. 1,000	13
Consolidated Edison, Inc. 2,100	91
Constellation Energy Group, Inc. 1,700	89
Dominion Resources, Inc. 3,378	255
DTE Energy Co. 1,700	78
Duke Energy Corp. 8,852	258
• Dynegy, Inc., Class A 3,100	10
Edison International 3,200	116
Entergy Corp. 2,100	154
Exelon Corp. 6,524	323
FirstEnergy Corp. 3,195	139
FPL Group, Inc. 3,800	155
KeySpan Corp. 1,300	49
Nicor, Inc. 500	18
NiSource, Inc. 2,646	62
Peoples Energy Corp. 200	8
• PG&E Corp. 4,000	139
Pinnacle West Capital Corp. 800	34
PPL Corp. 1,800	98
Progress Energy, Inc. 2,475	104
Public Service Enterprise Group, Inc. 2,300	134
Sempra Energy 2,103	85
The Southern Co. 7,200	237
TECO Energy, Inc. 1,300	22
TXU Corp. 2,367	203
Xcel Energy, Inc. 3,850	66
	3,394

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 81.7% of net assets	
∎▲❶ Schwab Institutional Select S&P 500 Fund 15,554,348	141,544
∎❷ Schwab International Index Fund, Select Shares 8,175,320	128,598
∎❸ Schwab Small-Cap Index Fund, Select Shares 6,265,637	124,937
∎❹ Schwab Total Bond Market Fund 10,012,983	100,530
∎❺ Schwab Value Advantage Money Fund, Institutional Shares 30,446,772	30,447
	526,056

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 2.0% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05	12,980	**12,980**
U.S. Treasury Obligation 0.1% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05	815	**812**

End of investments.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts 2.0% of net assets	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, Long Expires 06/17/05	44	12,744	**(393)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$643,937
Cash	13
Receivables:	
Fund shares sold	385
Interest	2
Dividends	476
Due from brokers for futures	169
Prepaid expenses	+ 17
Total assets	**644,999**

Liabilities

Payables:	
Fund shares redeemed	529
Investments bought	325
Investment adviser and administrator fees	11
Transfer agent and shareholder service fees	13
Accrued expenses	+ 74
Total liabilities	**952**

Net Assets

Total assets	644,999
Total liabilities	– 952
Net assets	**$644,047**

Net Assets by Source

Capital received from investors	575,960
Net investment income not yet distributed	982
Net realized capital losses	(9,950)
Net unrealized capital gains	77,055

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$644,047		40,656		$15.84

Unless stated, all numbers x 1,000.

The fund paid $566,489 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$183,492
Sales/maturities	$178,458

The fund's total security transactions (including the in-kind redemptions) with other Schwab Funds® during the period were $294,215.

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Equity Index Funds	
Small-Cap Index Fund	8.1%
International Index Fund	9.7%
Schwab Bond Funds	
Total Bond Market Fund	8.8%
Schwab Institutional Select Funds	
Institutional Select S&P 500 Fund	15.2%
Schwab Money Funds	
Value Advantage Money Fund	0.1%

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$568,510
Net unrealized gains and losses:	
Gains	$96,670
Losses	+ (21,243)
	$75,427
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$1,494
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$1,799
2011	16,068
2012	+ 2,014
	$19,881

See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$10,081
Interest	+	72
Total investment income		**10,153**

Net Realized Gains and Losses

Net realized gains on investments		14,371
Net realized gains received from underlying funds		491
Net realized losses on futures contracts	+	(145)
Net realized gains		**14,717**

Includes gains of $9,333 associated with redemption-in-kind from the Schwab S&P 500 Index Fund.

Net Unrealized Gains and Losses

Net unrealized losses on investments		(3,718)
Net unrealized losses on futures contracts	+	(393)
Net unrealized losses		**(4,111)**

Expenses

Investment adviser and administrator fees		1,394
Transfer agent and shareholder service fees		814
Trustees' fees		5
Custodian fees		24
Portfolio accounting fees		42
Professional fees		14
Registration fees		8
Shareholder reports		41
Other expenses	+	15
Total expenses		2,357
Expense reduction	–	729
Net expenses		**1,628**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		10,153
Net expenses	–	1,628
Net investment income		**8,525**
Net realized gains		14,717
Net unrealized losses	+	(4,111)
Increase in net assets from operations		**$19,131**

These add up to a net gain on investments of $10,606

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$8,525	$8,245
Net realized gains or losses	14,717	(711)
Net unrealized gains or losses	+ (4,111)	48,907
Increase in net assets from operations	**19,131**	**56,441**

Distributions Paid

Dividends from net investment income	**$9,037**	**$8,251**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$8,251
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	4,684	$76,106	6,342	$95,944
Shares reinvested	541	8,785	547	8,044
Shares redeemed	+ (3,990)	(64,766)	(7,686)	(116,063)
Net transactions in fund shares	**1,235**	**$20,125**	**(797)**	**($12,075)**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	39,421	$613,828	40,218	$577,713
Total increase or decrease	+ 1,235	30,219	(797)	36,115
End of period	**40,656**	**$644,047**	**39,421**	**$613,828**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $982 and $1,494 at the end of the current period and prior period, respectively.

See financial notes.
31

Schwab MarketTrack Balanced Portfolio™

Financial Statements

Financial Highlights

	11/1/04 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.66	13.78	12.05	13.47	15.53	14.85
Income or loss from investment operations:						
Net investment income	0.23	0.29	0.25	0.32	0.45	0.36
Net realized and unrealized gains or losses	0.17	0.88	1.77	(1.22)	(1.92)	0.69
Total income or loss from investment operations	0.40	1.17	2.02	(0.90)	(1.47)	1.05
Less distributions:						
Dividends from net investment income	(0.28)	(0.29)	(0.29)	(0.40)	(0.49)	(0.28)
Distributions from net realized gains	–	–	–	(0.12)	(0.10)	(0.09)
Total distributions	(0.28)	(0.29)	(0.29)	(0.52)	(0.59)	(0.37)
Net asset value at end of period	14.78	14.66	13.78	12.05	13.47	15.53
Total return (%)	2.69[1]	8.61	17.12	(7.08)	(9.72)	7.11
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.50	0.57[4]
Gross operating expenses[2]	0.73[3]	0.74	0.74	0.74	0.74	0.82
Net investment income	1.52[1]	2.03	1.98	2.35	3.31	2.46
Portfolio turnover rate	21[1]	11	17	31	21	18
Net assets, end of period ($ x 1,000,000)	525	541	516	462	497	510

* Unaudited.
[1] Not annualized.
[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
13.3% Common Stock	47,810	69,950
84.5% Other Investment Companies	408,386	443,814
2.1% Short-Term Investment	11,221	11,221
0.1% U.S. Treasury Obligation	648	648
100.0% Total Investments	468,065	525,633
(0.0)% Other Assets and Liabilities, Net		(152)
100.0% Total Net Assets		525,481

Security and Number of Shares	Value ($ x 1,000)

Common Stock 13.3% of net assets

Automobiles & Components 0.1%

Cooper Tire & Rubber Co. 400	7
Dana Corp. 1,085	12

Security and Number of Shares	Value ($ x 1,000)
Delphi Corp. 3,884	13
Ford Motor Co. 12,185	111
General Motors Corp. 3,650	97
• Goodyear Tire & Rubber Co. 1,000	12
Harley-Davidson, Inc. 2,000	94
Johnson Controls, Inc. 1,200	66
Visteon Corp. 1,047	4
	416

Banks 1.0%

AmSouth Bancorp. 2,600	68
Bank of America Corp. 26,286	1,184
BB&T Corp. 3,600	141
Comerica, Inc. 1,100	63
Compass Bancshares, Inc. 800	34
Countrywide Financial Corp. 3,498	127
Fannie Mae 6,300	340
Fifth Third Bancorp 3,658	159
First Horizon National Corp. 800	33
Freddie Mac 4,500	277
Golden West Financial Corp. 2,000	125
Huntington Bancshares, Inc. 1,597	38
KeyCorp, Inc. 2,600	86
M&T Bank Corp. 800	83
Marshall & Ilsley Corp. 1,344	57
MGIC Investment Corp. 700	41
National City Corp. 4,100	139
North Fork Bancorp., Inc. 3,000	85
PNC Financial Services Group, Inc. 1,900	101
Regions Financial Corp. 3,078	103
Sovereign Bancorp, Inc. 1,800	37
SunTrust Banks, Inc. 2,300	168
Synovus Financial Corp. 1,900	53
U.S. Bancorp 12,554	350
Wachovia Corp. 10,494	537
Washington Mutual, Inc. 5,874	243
Wells Fargo & Co. 10,835	650
Zions Bancorp. 600	42
	5,364

Capital Goods 1.2%

3M Co. 5,000	382
American Power Conversion Corp. 1,175	29

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
American Standard Cos., Inc. 1,500	67
The Boeing Co. 5,484	326
Caterpillar, Inc. 2,300	203
Cooper Industries Ltd., Class A 600	38
Crane Co. 200	5
Cummins, Inc. 300	20
Danaher Corp. 2,000	101
Deere & Co. 1,500	94
Dover Corp. 1,400	51
Eaton Corp. 1,000	59
Emerson Electric Co. 2,800	176
Fluor Corp. 500	26
General Dynamics Corp. 1,300	137
▲❻ General Electric Co. 68,100	2,465
Goodrich Corp. 700	28
Honeywell International, Inc. 5,700	204
Illinois Tool Works, Inc. 2,000	168
Ingersoll-Rand Co., Class A 1,100	85
ITT Industries, Inc. 600	54
L-3 Communications Holdings, Inc. 700	50
Lockheed Martin Corp. 2,900	177
Masco Corp. 3,000	94
• Navistar International Corp. 400	12
Northrop Grumman Corp. 2,256	124
Paccar, Inc. 1,050	71
Pall Corp. 800	21
Parker Hannifin Corp. 700	42
• Power-One, Inc. 240	1
Raytheon Co. 2,600	98
Rockwell Automation, Inc. 1,200	55
Rockwell Collins, Inc. 1,200	55
Textron, Inc. 1,000	75
• Thomas & Betts Corp. 231	7
Tyco International Ltd. 12,949	405
United Technologies Corp. 3,300	336
W.W. Grainger, Inc. 600	33
	6,374

Commercial Services & Supplies 0.1%

• Allied Waste Industries, Inc. 2,100	17
• Apollo Group, Inc., Class A 1,100	79
Avery Dennison Corp. 700	37
Cendant Corp. 6,415	128

Security and Number of Shares	Value ($ x 1,000)
Cintas Corp. 1,102	42
Deluxe Corp. 500	20
Equifax, Inc. 900	30
H&R Block, Inc. 1,200	60
• Monster Worldwide, Inc. 666	15
• PHH Corp. 320	7
Pitney Bowes, Inc. 1,600	72
R.R. Donnelley & Sons Co. 1,400	46
Robert Half International, Inc. 1,200	30
Waste Management, Inc. 3,712	106
	689

Consumer Durables & Apparel 0.2%

Black & Decker Corp. 600	50
Brunswick Corp. 600	25
Centex Corp. 800	46
• Coach, Inc. 2,400	64
Eastman Kodak Co. 2,000	50
Fortune Brands, Inc. 1,000	85
Hasbro, Inc. 1,275	24
Jones Apparel Group, Inc. 800	25
KB Home 600	34
Leggett & Platt, Inc. 1,300	35
Liz Claiborne, Inc. 800	28
Mattel, Inc. 2,825	51
Maytag Corp. 600	6
Newell Rubbermaid, Inc. 1,872	41
Nike, Inc., Class B 1,700	131
Pulte Homes, Inc. 800	57
Reebok International Ltd. 300	12
Snap-On, Inc. 350	12
The Stanley Works 600	26
VF Corp. 800	45
Whirlpool Corp. 500	31
	878

Diversified Financials 1.0%

American Express Co. 8,300	437
The Bank of New York Co., Inc. 4,900	137
The Bear Stearns Cos., Inc. 602	57
Capital One Financial Corp. 1,500	106
▮ The Charles Schwab Corp. 8,783	91
CIT Group, Inc. 1,300	52

Security and Number of Shares	Value ($ x 1,000)
❾ Citigroup, Inc. 33,476	1,572
• E*TRADE Financial Corp. 2,400	27
Federated Investors, Inc., Class B 700	20
Franklin Resources, Inc. 1,700	117
Goldman Sachs Group, Inc. 3,079	329
Janus Capital Group, Inc. 1,400	18
JPMorgan Chase & Co. 22,713	806
Lehman Brothers Holdings, Inc. 1,800	165
MBNA Corp. 8,268	163
Mellon Financial Corp. 2,800	77
Merrill Lynch & Co., Inc. 6,300	340
Moody's Corp. 1,000	82
Morgan Stanley 7,010	369
Northern Trust Corp. 1,400	63
Principal Financial Group, Inc. 2,329	91
• Providian Financial Corp. 1,900	32
SLM Corp. 3,000	143
State Street Corp. 2,200	102
T. Rowe Price Group, Inc. 800	44
	5,440

Energy 1.1%

Security and Number of Shares	Value ($ x 1,000)
Amerada Hess Corp. 600	56
Anadarko Petroleum Corp. 1,510	110
Apache Corp. 2,048	115
Ashland, Inc. 500	34
Baker Hughes, Inc. 2,250	99
BJ Services Co. 1,000	49
Burlington Resources, Inc. 2,820	137
ChevronTexaco Corp. 13,790	717
ConocoPhillips 4,324	453
Devon Energy Corp. 3,000	136
El Paso Corp. 3,222	32
EOG Resources, Inc. 1,518	72
❼ Exxon Mobil Corp. 42,420	2,419
Halliburton Co. 2,974	124
Kerr-McGee Corp. 771	60
Kinder Morgan, Inc. 745	57
Marathon Oil Corp. 2,100	98
• Nabors Industries Ltd. 1,000	54
Noble Corp. 900	46
Occidental Petroleum Corp. 2,400	166
Rowan Cos., Inc. 600	16

Security and Number of Shares	Value ($ x 1,000)
Schlumberger Ltd. 3,900	267
Sunoco, Inc. 600	60
• Transocean, Inc. 2,016	93
Unocal Corp. 1,600	87
Valero Energy Corp. 1,600	110
Williams Cos., Inc. 3,000	51
XTO Energy, Inc. 2,266	68
	5,786

Food & Staples Retailing 0.4%

Security and Number of Shares	Value ($ x 1,000)
Albertson's, Inc. 2,671	53
Costco Wholesale Corp. 3,000	122
CVS Corp. 2,600	134
• Kroger Co. 5,300	84
• Safeway, Inc. 2,800	60
Supervalu, Inc. 900	28
Sysco Corp. 4,400	152
Wal-Mart Stores, Inc. 27,400	1,292
Walgreen Co. 6,600	284
• Winn-Dixie Stores, Inc. 1,200	1
	2,210

Food Beverage & Tobacco 0.7%

Security and Number of Shares	Value ($ x 1,000)
Altria Group, Inc. 13,200	858
Anheuser-Busch Cos., Inc. 5,200	244
Archer-Daniels-Midland Co. 4,446	80
Brown-Forman Corp., Class B 804	45
Campbell Soup Co. 2,800	83
The Coca-Cola Co. 15,800	686
Coca-Cola Enterprises, Inc. 2,700	55
ConAgra Foods, Inc. 3,300	88
General Mills, Inc. 2,392	118
H.J. Heinz Co. 2,300	85
Hershey Foods Corp. 1,600	102
Kellogg Co. 2,700	121
McCormick & Co., Inc. 900	31
Molson Coors Brewing Co., Class B 200	12
The Pepsi Bottling Group, Inc. 1,826	52
PepsiCo, Inc. 11,070	616
Reynolds American, Inc. 914	71
Sara Lee Corp. 5,100	109
UST, Inc. 1,100	51
Wm. Wrigley Jr. Co. 1,600	111
	3,618

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 0.7%	
Aetna, Inc. 2,068	152
AmerisourceBergen Corp. 700	43
Bausch & Lomb, Inc. 400	30
Baxter International, Inc. 3,800	141
Becton Dickinson & Co. 1,800	105
Biomet, Inc. 1,575	61
• Boston Scientific Corp. 5,248	155
C.R. Bard, Inc. 600	43
Cardinal Health, Inc. 2,775	154
• Caremark Rx, Inc. 2,408	96
CIGNA Corp. 1,000	92
• Express Scripts, Inc. 500	45
• Fisher Scientific International, Inc. 720	43
Guidant Corp. 2,000	148
HCA, Inc. 3,400	190
Health Management Associates, Inc., Class A 1,600	39
• Hospira, Inc. 1,020	34
• Humana, Inc. 800	28
IMS Health, Inc. 1,500	36
• Laboratory Corp. of America Holdings 900	44
Manor Care, Inc. 500	17
McKesson Corp. 1,773	65
• Medco Health Solutions, Inc. 1,784	91
Medtronic, Inc. 7,800	411
• Millipore Corp. 200	10
PerkinElmer, Inc. 600	11
Quest Diagnostics 735	78
• St. Jude Medical, Inc. 2,120	83
Stryker Corp. 2,546	124
• Tenet Healthcare Corp. 3,150	38
• Thermo Electron Corp. 900	22
UnitedHealth Group, Inc. 4,200	397
• Waters Corp. 900	36
• WellPoint, Inc. 1,926	246
• Zimmer Holdings, Inc. 1,500	122
	3,430
Hotels Restaurants & Leisure 0.2%	
Carnival Corp. 4,100	200
Darden Restaurants, Inc. 1,350	41

Security and Number of Shares	Value ($ x 1,000)
Harrah's Entertainment, Inc. 700	46
Hilton Hotels Corp. 2,500	55
International Game Technology 2,100	57
Marriott International, Inc., Class A 1,500	94
McDonald's Corp. 8,100	237
• Starbucks Corp. 2,440	121
Starwood Hotels & Resorts Worldwide, Inc. 1,200	65
Wendy's International, Inc. 800	34
Yum! Brands, Inc. 2,060	97
	1,047
Household & Personal Products 0.4%	
Alberto-Culver Co., Class B 600	27
Avon Products, Inc. 3,000	120
Clorox Co. 1,300	82
Colgate-Palmolive Co. 3,600	179
The Gillette Co. 6,700	346
Kimberly-Clark Corp. 3,380	211
Procter & Gamble Co. 16,800	910
	1,875
Insurance 0.6%	
ACE Ltd. 1,700	73
AFLAC, Inc. 3,300	134
The Allstate Corp. 4,700	264
AMBAC Financial Group, Inc. 684	46
American International Group, Inc. 16,942	862
AON Corp. 2,025	42
Chubb Corp. 1,200	98
Cincinnati Financial Corp. 1,323	53
Hartford Financial Services Group, Inc. 1,800	130
Jefferson-Pilot Corp. 1,050	53
Lincoln National Corp. 1,300	58
Loews Corp. 1,200	85
Marsh & McLennan Cos., Inc. 3,600	101
MBIA, Inc. 1,050	55
Metlife, Inc. 4,986	194
The Progressive Corp. 1,500	137
Prudential Financial, Inc. 3,500	200
Safeco Corp. 800	42
The St. Paul Travelers Cos., Inc. 4,241	152

Security and Number of Shares	Value ($ x 1,000)
Torchmark Corp. 800	43
UnumProvident Corp. 1,657	28
XL Capital Ltd., Class A 800	56
	2,906
Materials 0.4%	
Air Products & Chemicals, Inc. 1,500	88
Alcoa, Inc. 5,648	164
Allegheny Technologies, Inc. 492	11
Ball Corp. 800	32
Bemis Co. 600	17
The Dow Chemical Co. 6,049	278
E.I. du Pont de Nemours & Co. 6,484	306
Eastman Chemical Co. 600	32
Ecolab, Inc. 2,000	65
Engelhard Corp. 800	25
Freeport-McMoran Copper & Gold, Inc., Class B 1,100	38
Georgia-Pacific Corp. 1,496	51
Great Lakes Chemical Corp. 400	12
• Hercules, Inc. 700	9
International Flavors & Fragrances, Inc. 800	30
International Paper Co. 3,166	109
Louisiana-Pacific Corp. 700	17
MeadWestvaco Corp. 1,279	38
Monsanto Co. 1,727	101
Neenah Paper, Inc. 102	3
Newmont Mining Corp. 2,754	105
Nucor Corp. 1,200	61
• Pactiv Corp. 1,000	22
Phelps Dodge Corp. 540	46
PPG Industries, Inc. 1,200	81
Praxair, Inc. 2,000	94
Rohm & Haas Co. 1,421	62
• Sealed Air Corp. 621	30
Sigma-Aldrich Corp. 500	29
Temple-Inland, Inc. 800	27
United States Steel Corp. 700	30
Vulcan Materials Co. 700	37
Weyerhaeuser Co. 1,400	96
Worthington Industries, Inc. 300	5
	2,151

Security and Number of Shares	Value ($ x 1,000)
Media 0.5%	
Clear Channel Communications, Inc. 4,080	130
• Comcast Corp., Class A 14,661	471
Dow Jones & Co., Inc. 600	20
Gannett Co., Inc. 1,700	131
• Interpublic Group of Cos., Inc. 2,500	32
Knight-Ridder, Inc. 600	39
The McGraw-Hill Cos., Inc. 1,200	105
Meredith Corp. 300	14
New York Times Co., Class A 1,100	37
• News Corp, Inc., Class A 16,800	257
Omnicom Group, Inc. 1,200	99
• Time Warner, Inc. 29,650	498
Tribune Co. 2,100	81
• Univision Communications, Inc., Class A 2,048	54
Viacom, Inc., Class B 11,418	395
The Walt Disney Co. 13,217	349
	2,712
Pharmaceuticals & Biotechnology 1.2%	
Abbott Laboratories 10,200	501
Allergan, Inc. 900	63
• Amgen, Inc. 8,340	485
Applied Biosystems Group — Applera Corp. 1,400	30
• Biogen Idec, Inc. 2,150	78
Bristol-Myers Squibb Co. 12,800	333
• Chiron Corp. 1,200	41
Eli Lilly & Co. 7,400	433
• Forest Laboratories, Inc. 2,400	86
• Genzyme Corp. 1,400	82
• Gilead Sciences, Inc. 2,400	89
Johnson & Johnson 19,272	1,323
• King Pharmaceuticals, Inc. 1,388	11
• Medimmune, Inc. 1,400	35
Merck & Co., Inc. 14,500	492
Mylan Laboratories, Inc. 1,700	28
⑩ Pfizer, Inc. 49,386	1,342
Schering-Plough Corp. 9,500	198
• Watson Pharmaceuticals, Inc. 600	18
Wyeth 8,800	395
	6,063

See financial notes. 37

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Real Estate 0.1%	
Apartment Investment & Management Co., Class A 600	23
Archstone-Smith Trust 1,300	47
Equity Office Properties Trust 2,600	82
Equity Residential 1,700	58
Plum Creek Timber Co., Inc. 1,200	41
ProLogis 1,200	47
Simon Property Group, Inc. 1,100	73
	371
Retailing 0.5%	
• Autonation, Inc. 2,000	37
• AutoZone, Inc. 500	41
• Bed, Bath & Beyond, Inc. 1,800	67
Best Buy Co., Inc. 2,100	106
• Big Lots, Inc. 700	7
Circuit City Stores, Inc. 1,400	22
Dillards, Inc., Class A 700	16
Dollar General Corp. 2,202	45
• eBay, Inc. 8,416	267
Family Dollar Stores, Inc. 1,100	30
Federated Department Stores, Inc. 1,100	63
The Gap, Inc. 5,662	121
Genuine Parts Co. 1,150	49
Home Depot, Inc. 14,600	516
J.C. Penney Co., Inc. Holding Co. 1,700	81
• Kohl's Corp. 2,200	105
Limitedbrands 2,991	65
Lowe's Cos., Inc. 5,000	261
The May Department Stores Co. 2,100	74
Nordstrom, Inc. 900	46
• Office Depot, Inc. 2,500	49
OfficeMax, Inc. 600	19
RadioShack Corp. 1,300	32
• Sears Holdings Corp. 503	68
The Sherwin-Williams Co. 1,100	49
Staples, Inc. 4,575	87
Target Corp. 5,800	269
Tiffany & Co. 950	29
TJX Cos., Inc. 3,600	82
• Toys 'R' Us, Inc. 1,200	30
	2,733

Security and Number of Shares	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 0.4%	
• Advanced Micro Devices, Inc. 2,040	29
• Altera Corp. 2,546	53
Analog Devices, Inc. 2,300	78
• Applied Materials, Inc. 10,900	162
• Applied Micro Circuits Corp. 1,928	5
• Broadcom Corp., Class A 2,000	60
• Freescale Semiconductor, Inc., Class B 1,630	31
Intel Corp. 42,100	990
• KLA-Tencor Corp. 1,200	47
Linear Technology Corp. 2,000	71
• LSI Logic Corp. 2,000	11
Maxim Integrated Products, Inc. 2,100	78
• Micron Technology, Inc. 3,600	35
National Semiconductor Corp. 2,200	42
• Novellus Systems, Inc. 900	21
• Nvidia Corp. 900	20
• PMC — Sierra, Inc. 1,100	9
• Teradyne, Inc. 1,100	12
Texas Instruments, Inc. 11,300	282
Xilinx, Inc. 2,100	57
	2,093
Software & Services 0.7%	
Adobe Systems, Inc. 1,600	95
• Affiliated Computer Services, Inc., Class A 465	22
Autodesk, Inc. 1,600	51
Automatic Data Processing, Inc. 3,900	169
• BMC Software, Inc. 1,600	26
• Citrix Systems, Inc. 1,200	27
Computer Associates International, Inc. 3,825	103
• Computer Sciences Corp. 1,090	47
• Compuware Corp. 2,400	14
• Convergys Corp. 869	11
• Electronic Arts, Inc. 1,792	96
Electronic Data Systems Corp. 3,100	60
First Data Corp. 5,704	217
• Fiserv, Inc. 1,200	51
• Intuit, Inc. 1,327	53
• Mercury Interactive Corp. 500	21

Security and Number of Shares	Value ($ x 1,000)
❽ Microsoft Corp. 69,800	1,766
• Novell, Inc. 2,200	13
• Oracle Corp. 34,000	393
• Parametric Technology Corp. 1,800	10
Paychex, Inc. 2,475	76
Sabre Holdings Corp., Class A 922	18
• Siebel Systems, Inc. 3,000	27
• SunGard Data Systems, Inc. 1,832	61
• Symantec Corp. 3,996	75
• Unisys Corp. 2,100	14
• Veritas Software Corp. 2,600	53
• Yahoo! Inc. 8,400	290
	3,859

Technology Hardware & Equipment 0.8%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 5,000	11
• Agilent Technologies, Inc. 2,917	60
• Andrew Corp. 1,025	13
• Apple Computer, Inc. 4,400	159
• Avaya, Inc. 2,775	24
• CIENA Corp. 2,100	5
• Cisco Systems, Inc. 44,500	769
• Comverse Technology, Inc. 1,000	23
• Corning, Inc. 8,300	114
• Dell, Inc. 16,500	575
• EMC Corp. 15,562	204
• Gateway, Inc. 2,100	7
Hewlett-Packard Co. 19,724	404
International Business Machines Corp. 10,800	825
• Jabil Circuit, Inc. 1,341	37
• JDS Uniphase Corp. 8,464	12
• Lexmark International, Inc., Class A 800	56
• Lucent Technologies, Inc. 26,905	65
Molex, Inc. 1,250	32
Motorola, Inc. 14,770	227
• NCR Corp. 1,200	40
• Network Appliance, Inc. 2,000	53
• QLogic Corp. 585	19
Qualcomm, Inc. 10,200	356
• Sanmina — SCI Corp. 3,400	14
Scientific-Atlanta, Inc. 1,000	31
• Solectron Corp. 5,300	17

Security and Number of Shares	Value ($ x 1,000)
• Sun Microsystems, Inc. 20,800	75
Symbol Technologies, Inc. 1,284	17
Tektronix, Inc. 500	11
• Tellabs, Inc. 2,700	21
• Xerox Corp. 5,200	69
	4,345

Telecommunication Services 0.4%

Security and Number of Shares	Value ($ x 1,000)
Alltel Corp. 2,100	120
AT&T Corp. 4,941	94
BellSouth Corp. 11,900	315
CenturyTel, Inc. 900	28
Citizens Communications Co. 1,732	22
• Nextel Communications, Inc., Class A 7,200	201
• Qwest Communications International, Inc. 10,622	36
SBC Communications, Inc. 21,788	519
Sprint Corp. (FON Group) 8,750	195
Verizon Communications, Inc. 17,836	639
	2,169

Transportation 0.2%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 2,500	121
CSX Corp. 1,500	60
• Delta Air Lines, Inc. 900	3
FedEx Corp. 1,960	166
Norfolk Southern Corp. 2,500	78
Ryder Systems, Inc. 400	15
Southwest Airlines Co. 5,137	76
Union Pacific Corp. 1,700	109
United Parcel Service, Inc., Class B 7,385	527
	1,155

Utilities 0.4%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 3,200	52
• Allegheny Energy, Inc. 720	18
Ameren Corp. 1,200	62
American Electric Power Co., Inc. 2,580	91
• Calpine Corp. 1,800	3
Centerpoint Energy, Inc. 1,924	23
Cinergy Corp. 1,000	40

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
• CMS Energy Corp. 700	9
Consolidated Edison, Inc. 1,500	65
Constellation Energy Group, Inc. 1,000	53
Dominion Resources, Inc. 2,167	163
DTE Energy Co. 1,000	46
Duke Energy Corp. 5,952	174
• Dynegy, Inc., Class A 2,100	7
Edison International 2,200	80
Entergy Corp. 1,500	110
Exelon Corp. 4,324	214
FirstEnergy Corp. 2,030	88
FPL Group, Inc. 2,600	106
KeySpan Corp. 900	34
Nicor, Inc. 300	11
NiSource, Inc. 1,651	38
Peoples Energy Corp. 200	8
• PG&E Corp. 2,700	94
Pinnacle West Capital Corp. 600	25
PPL Corp. 1,000	54
Progress Energy, Inc. 1,593	67
Public Service Enterprise Group, Inc. 1,500	87
Sempra Energy 1,360	55
The Southern Co. 4,500	148
TECO Energy, Inc. 900	15
TXU Corp. 2,122	182
Xcel Energy, Inc. 2,585	44
	2,266

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 84.5% of net assets	
∎▲❸ Schwab Institutional Select S&P 500 Fund 8,597,293	78,235
∎❷ Schwab International Index Fund, Select Shares 5,004,580	78,722
∎❹ Schwab Small-Cap Index Fund, Select Shares 3,823,663	76,244
∎❶ Schwab Total Bond Market Fund 18,695,845	187,706
∎❺ Schwab Value Advantage Money Fund, Institutional Shares 22,906,710	22,907
	443,814

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 2.1% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05	11,221	**11,221**
U.S. Treasury Obligation 0.1% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05	650	**648**

End of investments.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, Long Expires 06/17/05	35	10,137	**(312)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value	$525,633
Cash	8
Receivables:	
Fund shares sold	204
Interest	2
Dividends	715
Due from brokers for futures	135
Prepaid expenses	+ 15
Total assets	**526,712**

Liabilities

Payables:	
Fund shares redeemed	544
Investments bought	611
Investment adviser and administrator fees	9
Transfer agent and shareholder service fees	11
Accrued expenses	+ 56
Total liabilities	**1,231**

Net Assets

Total assets	526,712
Total liabilities	− 1,231
Net assets	**$525,481**

Net Assets by Source

Capital received from investors	470,623
Net investment income not yet distributed	1,951
Net realized capital losses	(4,349)
Net unrealized capital gains	57,256

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$525,481		35,556		$14.78

Unless stated, all numbers x 1,000.

The fund paid $468,065 for these securities.

Not counting short-term obligations and government securities and securities related to in-kind transactions, the fund's investment transactions during the period were:

Purchases	$109,340
Sales/maturities	$139,784

The fund's total security transactions (including the in-kind redemptions) with other Schwab Funds® during the period were $153,109.

Percent of fund shares of other Schwab Funds owned at the end of the report period:

Schwab Equity Index Funds

Small-Cap Index Fund	4.9%
International Index Fund	5.9%

Schwab Bond Funds

Total Bond Market Fund	16.5%

Schwab Institutional Select Funds

Institutional Select S&P 500 Fund	8.4%

Schwab Money Funds

Value Advantage Money Fund	0.1%

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$470,738

Net unrealized gains and losses:

Gains	$67,162
Losses	+ (12,267)
	$54,895

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$3,853
Long-term capital gains	$—

Capital losses utilized	$680

Unused capital losses:

Expires 10/31 of:	Loss amount
2011	**$11,313**

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$9,542
Interest	+	60
Total investment income		**9,602**

Net Realized Gains and Losses

Net realized gains on investments		13,192
Net realized gains received from underlying funds		979
Net realized losses on futures contracts	+	(116)
Net realized gains		**14,055**

Includes gains of $8,121 associated with redemption-in-kind from the Schwab S&P 500 Index Fund.

Net Unrealized Gains and Losses

Net unrealized losses on investments		(6,877)
Net unrealized losses on futures contracts	+	(312)
Net unrealized losses		**(7,189)**

Expenses

Investment adviser and administrator fees		1,171
Transfer agent and shareholder service fees		671
Trustees' fees		5
Custodian fees		22
Portfolio accounting fees		35
Professional fees		14
Registration fees		9
Shareholder reports		25
Other expenses	+	14
Total expenses		1,966
Expense reduction	–	624
Net expenses		**1,342**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		9,602
Net expenses	–	1,342
Net investment income		**8,260**
Net realized gains		14,055
Net unrealized losses	+	(7,189)
Increase in net assets from operations		**$15,126**

These add up to a net gain on investments of $6,866

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Operations

		11/1/04–4/30/05	11/1/03–10/31/04
Net investment income		$8,260	$10,785
Net realized gains		14,055	3,467
Net unrealized gains or losses	+	(7,189)	29,584
Increase in net assets from operations		**$15,126**	**43,836**

Distributions Paid

Dividends from net investment income	**$ 10,162**	**$10,771**

Transactions in Fund Shares

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		3,408	$51,200	7,160	$101,953
Shares reinvested		651	9,764	746	10,391
Shares redeemed	+	(5,413)	(81,637)	(8,474)	(120,586)
Net transactions in fund shares		**(1,354)**	**($20,673)**	**(568)**	**($8,242)**

Shares Outstanding and Net Assets

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		36,910	$541,190	37,478	$516,367
Total increase or decrease	+	(1,354)	(15,709)	(568)	24,823
End of period		**35,556**	**$525,481**	**36,910**	**$541,190**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$10,771
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,951 and $3,583 at the end of the current period and prior period, respectively.

See financial notes. 43

Schwab MarketTrack Conservative Portfolio™

Financial Statements

Financial Highlights

	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	13.09	12.53	11.37	12.22	13.12	12.73
Income or loss from investment operations:						
Net investment income	0.23	0.34	0.29	0.40	0.49	0.47
Net realized and unrealized gains or losses	0.05	0.57	1.16	(0.78)	(0.80)	0.41
Total income or loss from investment operations	0.28	0.91	1.45	(0.38)	(0.31)	0.88
Less distributions:						
Dividends from net investment income	(0.22)	(0.35)	(0.29)	(0.41)	(0.50)	(0.46)
Distributions from net realized gains	–	–	–	(0.06)	(0.09)	(0.03)
Total distributions	(0.22)	(0.35)	(0.29)	(0.47)	(0.59)	(0.49)
Net asset value at end of period	13.15	13.09	12.53	11.37	12.22	13.12
Total return (%)	2.15[1]	7.38	12.98	(3.29)	(2.39)	6.92
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses[2]	0.50[3]	0.50	0.50	0.50	0.50	0.57[4]
Gross operating expenses[2]	0.74[3]	0.75	0.75	0.76	0.77	0.84
Net investment income	1.68[1]	2.70	2.44	3.17	3.85	3.58
Portfolio turnover rate	4[1]	10	17	32	15	16
Net assets, end of period ($ x 1,000,000)	297	290	289	263	211	194

* Unaudited.

[1] Not annualized.

[2] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.56% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
5.5% Common Stock	12,753	16,499
93.8% Other Investment Companies	256,315	279,097
0.7% Short-Term Investment	1,952	1,952
100.0% Total Investments	271,020	297,548
(0.0)% Other Assets and Liabilities, Net		(135)
100.0% Total Net Assets		297,413

Security and Number of Shares	Value ($ x 1,000)

Common Stock 5.5% of net assets

Automobiles & Components 0.0%

Cooper Tire & Rubber Co. 100	2
Dana Corp. 292	3
Delphi Corp. 868	3
Ford Motor Co. 2,921	27
General Motors Corp. 825	22

Security and Number of Shares	Value ($ x 1,000)
• Goodyear Tire & Rubber Co. 300	4
Harley-Davidson, Inc. 500	23
Johnson Controls, Inc. 300	16
Visteon Corp. 248	1
	101

Banks 0.4%

AmSouth Bancorp. 600	16
Bank of America Corp. 6,162	278
BB&T Corp. 850	33
Comerica, Inc. 300	17
Compass Bancshares, Inc. 2,000	86
Countrywide Financial Corp. 798	29
Fannie Mae 1,475	80
Fifth Third Bancorp 867	38
First Horizon National Corp. 200	8
Freddie Mac 1,000	62
Golden West Financial Corp. 500	31
Huntington Bancshares, Inc. 423	10
KeyCorp, Inc. 700	23
M&T Bank Corp. 199	21
Marshall & Ilsley Corp. 322	14
MGIC Investment Corp. 150	9
National City Corp. 950	32
North Fork Bancorp., Inc. 750	21
PNC Financial Services Group, Inc. 400	21
Regions Financial Corp. 670	22
Sovereign Bancorp, Inc. 400	8
SunTrust Banks, Inc. 500	36
Synovus Financial Corp. 400	11
U.S. Bancorp 2,922	82
Wachovia Corp. 2,445	125
Washington Mutual, Inc. 1,331	55
Wells Fargo & Co. 2,560	154
Zions Bancorp. 100	7
	1,329

Capital Goods 0.5%

3M Co. 1,200	92
American Power Conversion Corp. 225	5
American Standard Cos., Inc. 300	13
The Boeing Co. 1,246	74
Caterpillar, Inc. 550	48

Portfolio holdings continued

Security and Number of Shares	Value ($ x 1,000)
Cooper Industries Ltd., Class A 150	10
Crane Co. 150	4
Cummins, Inc. 100	7
Danaher Corp. 500	25
Deere & Co. 400	25
Dover Corp. 300	11
Eaton Corp. 200	12
Emerson Electric Co. 650	41
Fluor Corp. 100	5
General Dynamics Corp. 300	32
❻ General Electric Co. 15,950	577
Goodrich Corp. 200	8
Honeywell International, Inc. 1,275	46
Illinois Tool Works, Inc. 450	38
Ingersoll-Rand Co., Class A 250	19
ITT Industries, Inc. 150	14
L-3 Communications Holdings, Inc. 200	14
Lockheed Martin Corp. 700	43
Masco Corp. 700	22
• Navistar International Corp. 100	3
Northrop Grumman Corp. 514	28
Paccar, Inc. 300	20
Pall Corp. 200	5
Parker Hannifin Corp. 150	9
• Power-One, Inc. 57	–
Raytheon Co. 600	23
Rockwell Automation, Inc. 300	14
Rockwell Collins, Inc. 300	14
Textron, Inc. 200	15
• Thomas & Betts Corp. 100	3
Tyco International Ltd. 3,013	94
United Technologies Corp. 800	81
W.W. Grainger, Inc. 100	6
	1,500

Commercial Services & Supplies 0.1%

Security and Number of Shares	Value ($ x 1,000)
• Allied Waste Industries, Inc. 500	4
• Apollo Group, Inc., Class A 250	18
Avery Dennison Corp. 200	10
Cendant Corp. 1,459	29
Cintas Corp. 260	10
Deluxe Corp. 100	4

Security and Number of Shares	Value ($ x 1,000)
Equifax, Inc. 200	7
H&R Block, Inc. 300	15
• Monster Worldwide, Inc. 191	4
• PHH Corp. 72	2
Pitney Bowes, Inc. 400	18
R.R. Donnelley & Sons Co. 300	10
Robert Half International, Inc. 300	7
Waste Management, Inc. 907	26
	164

Consumer Durables & Apparel 0.1%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 100	8
Brunswick Corp. 100	4
Centex Corp. 200	12
• Coach, Inc. 600	16
Eastman Kodak Co. 500	13
Fortune Brands, Inc. 200	17
Hasbro, Inc. 325	6
Jones Apparel Group, Inc. 200	6
KB Home 200	12
Leggett & Platt, Inc. 300	8
Liz Claiborne, Inc. 200	7
Mattel, Inc. 650	12
Maytag Corp. 100	1
Newell Rubbermaid, Inc. 436	10
Nike, Inc., Class B 400	31
Pulte Homes, Inc. 200	14
Reebok International Ltd. 100	4
Snap-On, Inc. 100	3
The Stanley Works 100	4
VF Corp. 200	11
Whirlpool Corp. 100	6
	205

Diversified Financials 0.4%

Security and Number of Shares	Value ($ x 1,000)
American Express Co. 2,000	105
The Bank of New York Co., Inc. 1,200	34
The Bear Stearns Cos., Inc. 145	14
Capital One Financial Corp. 350	25
▪ The Charles Schwab Corp. 2,125	22
CIT Group, Inc. 300	12
❾ Citigroup, Inc. 7,782	365

Security and Number of Shares	Value ($ x 1,000)
• E*TRADE Financial Corp. 600	7
Federated Investors, Inc., Class B 200	6
Franklin Resources, Inc. 400	27
Goldman Sachs Group, Inc. 728	78
Janus Capital Group, Inc. 400	5
JPMorgan Chase & Co. 5,352	190
Lehman Brothers Holdings, Inc. 400	37
MBNA Corp. 1,957	39
Mellon Financial Corp. 700	19
Merrill Lynch & Co., Inc. 1,500	81
Moody's Corp. 200	16
Morgan Stanley 1,630	86
Northern Trust Corp. 300	13
Principal Financial Group, Inc. 550	21
• Providian Financial Corp. 400	7
SLM Corp. 650	31
State Street Corp. 500	23
T. Rowe Price Group, Inc. 200	11
	1,274

Energy 0.4%

Amerada Hess Corp. 100	9
Anadarko Petroleum Corp. 367	27
Apache Corp. 462	26
Ashland, Inc. 100	7
Baker Hughes, Inc. 470	21
BJ Services Co. 200	10
Burlington Resources, Inc. 600	29
ChevronTexaco Corp. 3,286	171
ConocoPhillips 1,027	108
Devon Energy Corp. 700	32
El Paso Corp. 769	8
EOG Resources, Inc. 360	17
❼ Exxon Mobil Corp. 9,918	566
Halliburton Co. 714	30
Kerr-McGee Corp. 186	14
Kinder Morgan, Inc. 176	13
Marathon Oil Corp. 500	23
• Nabors Industries Ltd. 200	11
Noble Corp. 200	10
Occidental Petroleum Corp. 600	41

Security and Number of Shares	Value ($ x 1,000)
Rowan Cos., Inc. 100	3
Schlumberger Ltd. 900	61
Sunoco, Inc. 100	10
• Transocean, Inc. 474	22
Unocal Corp. 400	22
Valero Energy Corp. 400	27
Williams Cos., Inc. 700	12
XTO Energy, Inc. 533	16
	1,346

Food & Staples Retailing 0.2%

Albertson's, Inc. 652	13
Costco Wholesale Corp. 700	28
CVS Corp. 600	31
• Kroger Co. 1,200	19
• Safeway, Inc. 650	14
Supervalu, Inc. 200	6
Sysco Corp. 1,000	35
Wal-Mart Stores, Inc. 6,450	304
Walgreen Co. 1,600	69
• Winn-Dixie Stores, Inc. 300	–
	519

Food Beverage & Tobacco 0.3%

Altria Group, Inc. 3,100	201
Anheuser-Busch Cos., Inc. 1,200	56
Archer-Daniels-Midland Co. 1,014	18
Brown-Forman Corp., Class B 150	8
Campbell Soup Co. 700	21
The Coca-Cola Co. 3,700	161
Coca-Cola Enterprises, Inc. 700	14
ConAgra Foods, Inc. 800	21
General Mills, Inc. 582	29
H.J. Heinz Co. 600	22
Hershey Foods Corp. 400	26
Kellogg Co. 600	27
McCormick & Co., Inc. 200	7
Molson Coors Brewing Co., Class B 50	3
The Pepsi Bottling Group, Inc. 350	10
PepsiCo, Inc. 2,560	142
Reynolds American, Inc. 237	19
Sara Lee Corp. 1,200	26

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
UST, Inc.　300	14
Wm. Wrigley Jr. Co.　300	21
	846

Health Care Equipment & Services 0.3%

Security and Number of Shares	Value ($ x 1,000)
Aetna, Inc.　444	33
AmerisourceBergen Corp.　200	12
Bausch & Lomb, Inc.　100	7
Baxter International, Inc.　900	33
Becton Dickinson & Co.　400	23
Biomet, Inc.　450	17
• Boston Scientific Corp.　1,268	38
C.R. Bard, Inc.　200	14
Cardinal Health, Inc.　650	36
• Caremark Rx, Inc.　581	23
CIGNA Corp.　200	18
• Express Scripts, Inc.　100	9
• Fisher Scientific International, Inc.　163	10
Guidant Corp.　500	37
HCA, Inc.　800	45
Health Management Associates, Inc., Class A　400	10
• Hospira, Inc.　240	8
• Humana, Inc.　200	7
IMS Health, Inc.　350	8
• Laboratory Corp. of America Holdings　200	10
Manor Care, Inc.　100	3
McKesson Corp.　422	16
• Medco Health Solutions, Inc.　422	22
Medtronic, Inc.　1,800	95
• Millipore Corp.　100	5
PerkinElmer, Inc.　200	4
Quest Diagnostics　139	15
• St. Jude Medical, Inc.　500	20
Stryker Corp.　602	29
• Tenet Healthcare Corp.　750	9
• Thermo Electron Corp.　200	5
UnitedHealth Group, Inc.　1,000	95
• Waters Corp.　200	8
• WellPoint, Inc.　450	57
• Zimmer Holdings, Inc.　350	28
	809

Hotels Restaurants & Leisure 0.1%

Security and Number of Shares	Value ($ x 1,000)
Carnival Corp.　1,000	49
Darden Restaurants, Inc.　300	9
Harrah's Entertainment, Inc.　200	13
Hilton Hotels Corp.　600	13
International Game Technology　556	15
Marriott International, Inc., Class A　400	25
McDonald's Corp.　2,000	59
• Starbucks Corp.　560	28
Starwood Hotels & Resorts Worldwide, Inc.　300	16
Wendy's International, Inc.　200	9
Yum! Brands, Inc.　480	22
	258

Household & Personal Products 0.1%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B　150	7
Avon Products, Inc.　700	28
Clorox Co.　300	19
Colgate-Palmolive Co.　800	40
The Gillette Co.　1,500	77
Kimberly-Clark Corp.　756	47
Procter & Gamble Co.　3,900	211
	429

Insurance 0.2%

Security and Number of Shares	Value ($ x 1,000)
ACE Ltd.　400	17
AFLAC, Inc.　800	33
The Allstate Corp.　1,100	62
AMBAC Financial Group, Inc.　162	11
American International Group, Inc.　3,979	202
AON Corp.　475	10
Chubb Corp.　300	25
Cincinnati Financial Corp.　330	13
Hartford Financial Services Group, Inc.　425	31
Jefferson-Pilot Corp.　225	11
Lincoln National Corp.　300	13
Loews Corp.　300	21
Marsh & McLennan Cos., Inc.　800	22
MBIA, Inc.　200	10
Metlife, Inc.　1,178	46
The Progressive Corp.　350	32

Security and Number of Shares		Value ($ x 1,000)
Prudential Financial, Inc.	800	46
Safeco Corp.	200	11
The St. Paul Travelers Cos., Inc.	1,006	36
Torchmark Corp.	200	11
UnumProvident Corp.	346	6
XL Capital Ltd., Class A	200	14
		683

Materials 0.2%

Security and Number of Shares		Value ($ x 1,000)
Air Products & Chemicals, Inc.	300	18
Alcoa, Inc.	1,312	38
Allegheny Technologies, Inc.	146	3
Ball Corp.	200	8
Bemis Co.	200	6
The Dow Chemical Co.	1,372	63
E.I. du Pont de Nemours & Co.	1,525	72
Eastman Chemical Co.	100	5
Ecolab, Inc.	400	13
Engelhard Corp.	200	6
Freeport-McMoran Copper & Gold, Inc., Class B	300	10
Georgia-Pacific Corp.	379	13
Great Lakes Chemical Corp.	100	3
• Hercules, Inc.	200	3
International Flavors & Fragrances, Inc.	200	8
International Paper Co.	739	25
Louisiana-Pacific Corp.	100	2
MeadWestvaco Corp.	294	9
Monsanto Co.	332	20
Neenah Paper, Inc.	22	1
Newmont Mining Corp.	643	24
Nucor Corp.	200	10
• Pactiv Corp.	300	6
Phelps Dodge Corp.	135	12
PPG Industries, Inc.	250	17
Praxair, Inc.	500	23
Rohm & Haas Co.	373	16
• Sealed Air Corp.	153	7
Sigma-Aldrich Corp.	100	6
Temple-Inland, Inc.	200	7
United States Steel Corp.	100	4
Vulcan Materials Co.	200	11

Security and Number of Shares		Value ($ x 1,000)
Weyerhaeuser Co.	350	24
Worthington Industries, Inc.	100	2
		495

Media 0.2%

Security and Number of Shares		Value ($ x 1,000)
Clear Channel Communications, Inc.	967	31
• Comcast Corp., Class A	3,463	111
Dow Jones & Co., Inc.	100	3
Gannett Co., Inc.	400	31
• Interpublic Group of Cos., Inc.	600	8
Knight-Ridder, Inc.	100	6
The McGraw-Hill Cos., Inc.	300	26
Meredith Corp.	100	5
New York Times Co., Class A	200	7
• News Corp, Inc., Class A	4,000	61
Omnicom Group, Inc.	300	25
• Time Warner, Inc.	6,850	115
Tribune Co.	500	19
• Univision Communications, Inc., Class A	519	14
Viacom, Inc., Class B	2,660	92
The Walt Disney Co.	3,077	81
		635

Pharmaceuticals & Biotechnology 0.5%

Security and Number of Shares		Value ($ x 1,000)
Abbott Laboratories	2,400	118
Allergan, Inc.	200	14
• Amgen, Inc.	1,952	114
Applied Biosystems Group — Applera Corp.	300	6
• Biogen Idec, Inc.	480	18
Bristol-Myers Squibb Co.	3,000	78
• Chiron Corp.	300	10
Eli Lilly & Co.	1,725	101
• Forest Laboratories, Inc.	550	20
• Genzyme Corp.	325	19
• Gilead Sciences, Inc.	650	24
Johnson & Johnson	4,492	308
• King Pharmaceuticals, Inc.	366	3
• Medimmune, Inc.	400	10
Merck & Co., Inc.	3,400	115
Mylan Laboratories, Inc.	400	7
⑩ Pfizer, Inc.	11,557	314

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Schering-Plough Corp. 2,300	48
• Watson Pharmaceuticals, Inc. 200	6
Wyeth 2,000	90
	1,423

Real Estate 0.0%

Security and Number of Shares	Value ($ x 1,000)
Apartment Investment & Management Co., Class A 100	4
Archstone-Smith Trust 300	11
Equity Office Properties Trust 600	19
Equity Residential 400	13
Plum Creek Timber Co., Inc. 300	10
ProLogis 300	12
Simon Property Group, Inc. 300	20
	89

Retailing 0.2%

Security and Number of Shares	Value ($ x 1,000)
• Autonation, Inc. 500	9
• AutoZone, Inc. 150	12
• Bed, Bath & Beyond, Inc. 400	15
Best Buy Co., Inc. 450	23
• Big Lots, Inc. 200	2
Circuit City Stores, Inc. 300	5
Dillards, Inc., Class A 200	5
Dollar General Corp. 515	10
• eBay, Inc. 2,008	64
Family Dollar Stores, Inc. 300	8
Federated Department Stores, Inc. 300	17
The Gap, Inc. 1,362	29
Genuine Parts Co. 250	11
Home Depot, Inc. 3,450	122
J.C. Penney Co., Inc. Holding Co. 400	19
• Kohl's Corp. 500	24
Limitedbrands 739	16
Lowe's Cos., Inc. 1,200	62
The May Department Stores Co. 500	18
Nordstrom, Inc. 200	10
• Office Depot, Inc. 600	12
OfficeMax, Inc. 100	3
RadioShack Corp. 300	7
• Sears Holdings Corp. 94	13
The Sherwin-Williams Co. 200	9
Staples, Inc. 1,125	21

Security and Number of Shares	Value ($ x 1,000)
Target Corp. 1,400	65
Tiffany & Co. 250	8
TJX Cos., Inc. 800	18
• Toys 'R' Us, Inc. 300	8
	645

Semiconductors & Semiconductor Equipment 0.2%

Security and Number of Shares	Value ($ x 1,000)
• Advanced Micro Devices, Inc. 560	8
• Altera Corp. 510	11
Analog Devices, Inc. 600	20
• Applied Materials, Inc. 2,600	39
• Applied Micro Circuits Corp. 455	1
• Broadcom Corp., Class A 492	15
• Freescale Semiconductor, Inc., Class B 404	8
Intel Corp. 9,800	231
• KLA-Tencor Corp. 300	12
Linear Technology Corp. 500	18
• LSI Logic Corp. 500	3
Maxim Integrated Products, Inc. 500	19
• Micron Technology, Inc. 900	9
National Semiconductor Corp. 600	11
• Novellus Systems, Inc. 250	6
• Nvidia Corp. 200	4
• PMC — Sierra, Inc. 300	2
• Teradyne, Inc. 300	3
Texas Instruments, Inc. 2,700	67
Xilinx, Inc. 500	13
	500

Software & Services 0.3%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 400	24
• Affiliated Computer Services, Inc., Class A 203	10
Autodesk, Inc. 400	13
Automatic Data Processing, Inc. 900	39
• BMC Software, Inc. 400	6
• Citrix Systems, Inc. 300	7
Computer Associates International, Inc. 850	23
• Computer Sciences Corp. 258	11
• Compuware Corp. 600	4
• Convergys Corp. 174	2

Security and Number of Shares	Value ($ x 1,000)
•Electronic Arts, Inc. 424	23
Electronic Data Systems Corp. 700	13
First Data Corp. 1,392	53
•Fiserv, Inc. 300	13
•Intuit, Inc. 313	13
•Mercury Interactive Corp. 100	4
❽Microsoft Corp. 16,400	415
•Novell, Inc. 500	3
•Oracle Corp. 7,900	91
•Parametric Technology Corp. 500	3
Paychex, Inc. 525	16
Sabre Holdings Corp., Class A 244	5
•Siebel Systems, Inc. 600	5
•SunGard Data Systems, Inc. 433	14
•Symantec Corp. 1,004	19
•Unisys Corp. 500	3
•Veritas Software Corp. 600	12
•Yahoo! Inc. 2,000	69
	913

Technology Hardware & Equipment 0.3%

•ADC Telecommunications, Inc. 1,000	2
•Agilent Technologies, Inc. 710	15
•Andrew Corp. 100	1
•Apple Computer, Inc. 1,200	43
•Avaya, Inc. 618	6
•CIENA Corp. 500	1
•Cisco Systems, Inc. 10,450	181
•Comverse Technology, Inc. 300	7
•Corning, Inc. 1,900	26
•Dell, Inc. 3,850	134
•EMC Corp. 3,650	48
•Gateway, Inc. 500	2
Hewlett-Packard Co. 4,703	96
International Business Machines Corp. 2,500	191
•Jabil Circuit, Inc. 322	9
•JDS Uniphase Corp. 2,010	3
•Lexmark International, Inc., Class A 200	14
•Lucent Technologies, Inc. 7,019	17
Molex, Inc. 250	6
Motorola, Inc. 3,666	56

Security and Number of Shares	Value ($ x 1,000)
•NCR Corp. 400	13
•Network Appliance, Inc. 500	13
•QLogic Corp. 138	5
Qualcomm, Inc. 2,400	84
•Sanmina — SCI Corp. 800	3
Scientific-Atlanta, Inc. 200	6
•Solectron Corp. 1,000	3
•Sun Microsystems, Inc. 5,000	18
Symbol Technologies, Inc. 303	4
Tektronix, Inc. 200	4
•Tellabs, Inc. 600	5
•Xerox Corp. 1,200	16
	1,032

Telecommunication Services 0.2%

Alltel Corp. 500	28
AT&T Corp. 1,181	23
BellSouth Corp. 2,750	73
CenturyTel, Inc. 250	8
Citizens Communications Co. 410	5
•Nextel Communications, Inc Class A 1,700	47
•Qwest Communications International, Inc. 2,524	9
SBC Communications, Inc. 5,025	120
Sprint Corp. (FON Group) 2,000	44
Verizon Communications, Inc. 4,188	150
	507

Transportation 0.1%

Burlington Northern Santa Fe Corp. 600	29
CSX Corp. 300	12
•Delta Air Lines, Inc. 200	1
FedEx Corp. 460	39
Norfolk Southern Corp. 600	19
Ryder Systems, Inc. 100	4
Southwest Airlines Co. 1,218	18
Union Pacific Corp. 400	25
United Parcel Service, Inc., Class B 1,712	122
	269

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Utilities 0.2%	
• The AES Corp. 800	13
• Allegheny Energy, Inc. 170	4
Ameren Corp. 300	15
American Electric Power Co., Inc. 580	20
• Calpine Corp. 400	1
Centerpoint Energy, Inc. 474	6
Cinergy Corp. 300	12
• CMS Energy Corp. 200	3
Consolidated Edison, Inc. 300	13
Constellation Energy Group, Inc. 200	10
Dominion Resources, Inc. 515	39
DTE Energy Co. 200	9
Duke Energy Corp. 1,408	41
• Dynegy, Inc., Class A 500	2
Edison International 500	18
Entergy Corp. 350	26
Exelon Corp. 1,024	51
FirstEnergy Corp. 533	23
FPL Group, Inc. 600	24
KeySpan Corp. 200	8
Nicor, Inc. 100	4
NiSource, Inc. 376	9
Peoples Energy Corp. 100	4
• PG&E Corp. 600	21
Pinnacle West Capital Corp. 100	4
PPL Corp. 300	16
Progress Energy, Inc. 354	15
Public Service Enterprise Group, Inc. 400	23
Sempra Energy 297	12
The Southern Co. 1,100	36
TECO Energy, Inc. 200	3
TXU Corp. 400	34
Xcel Energy, Inc. 510	9
	528

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 93.8% of net assets	
❸ Schwab International Index Fund, Select Shares 1,869,216	29,403
❷ Schwab S&P 500 Index Fund, Select Shares 2,404,694	43,140
❹ Schwab Small-Cap Index Fund, Select Shares 1,426,012	28,435
❶ Schwab Total Bond Market Fund 16,479,989	165,459
❺ Schwab Value Advantage Money Fund, Institutional Shares 12,659,818	12,660
	279,097

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investment 0.7% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05	1,952	**1,952**

End of investments.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$297,548
Cash		2
Receivables:		
Fund shares sold		189
Dividends		573
Prepaid expenses	+	11
Total assets		**298,323**

Liabilities

Payables:		
Fund shares redeemed		324
Investments bought		541
Investment adviser and administrator fees		5
Transfer agent and shareholder service fees		6
Trustees' fees		1
Accrued expenses	+	33
Total liabilities		**910**

Net Assets

Total assets		298,323
Total liabilities	–	910
Net assets		**$297,413**

Net Assets by Source

Capital received from investors	272,114
Net investment income not yet distributed	498
Net realized capital losses	(1,727)
Net unrealized capital gains	26,528

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$297,413		22,622		$13.15

Unless stated, all numbers x 1,000.

The fund paid $271,020 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$18,078
Sales/maturities	$12,397

Percent of fund shares of other Schwab funds owned at the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	0.6%
Small-Cap Index Fund	1.8%
International Index Fund	2.2%
Schwab Bond Funds	
Total Bond Market Fund	14.5%
Schwab Money Funds	
Value Advantage Money Fund	Less than 0.1%

Federal Tax Data

Portfolio Cost		$272,163
Net unrealized gains and losses:		
Gains		$27,827
Losses	+	(2,442)
		$25,385
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$372
Long-term capital gains		$–
Capital losses utilized		$2,752
Unused capital losses:		
Expires 10/31 of:		Loss amount
2011		**$2,055**

See financial notes. 53

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$5,816
Interest	+	21
Total investment income		**5,837**

Net Realized Gains and Losses

Net realized gains on investments		673
Net realized gains received from underlying funds	+	826
Net realized gains		**1,499**

Net Unrealized Gains and Losses

Net unrealized losses on investments		**(410)**

Expenses

Investment adviser and administrator fees		659
Transfer agent and shareholder service fees		374
Trustees' fees		4
Custodian fees		12
Portfolio accounting fees		20
Professional fees		14
Registration fees		7
Shareholder reports		10
Other expenses	+	12
Total expenses		1,112
Expense reduction	−	363
Net expenses		**749**

Increase in Net Assets from Operations

Total investment income		5,837
Net expenses	−	749
Net investment income		**5,088**
Net realized gains		1,499
Net unrealized losses	+	(410)
Increase in net assets from operations		**$6,177**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 27, 2006, to 0.50% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $1,089.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/04–4/30/05	11/1/03–10/31/04
Net investment income		$5,088	$7,916
Net realized gains		1,499	3,273
Net unrealized gains or losses	+	(410)	9,568
Increase in net assets from operations		**6,177**	**20,757**

Distributions Paid

	11/1/04–4/30/05	11/1/03–10/31/04
Dividends from net investment income	**$4,962**	**$8,047**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$8,047
Long-term capital gains	$–

Transactions in Fund Shares

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		2,538	$33,800	3,721	$47,654
Shares reinvested		364	4,820	602	7,647
Shares redeemed	+	(2,449)	(32,580)	(5,185)	(66,455)
Net transactions in fund shares		**453**	**$6,040**	**(862)**	**($11,154)**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Shares Outstanding and Net Assets

		11/1/04–4/30/05		11/1/03–10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		22,169	$290,158	23,031	$288,602
Total increase or decrease	+	453	7,255	(862)	1,556
End of period		**22,622**	**$297,413**	**22,169**	**$290,158**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $498 and $372 at the end of the current period and prior period, respectively.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year, except for the Conservative Portfolio, which makes income distributions quarterly.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date,

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Index Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value
    Index Fund
Schwab Institutional Select Small-Cap Value
    Index Fund

price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and

lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 4/30/05 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted average Interest Rate* (%)
MarketTrack All Equity Portfolio	—	173	2.80
MarketTrack Growth Portfolio	—	714	2.97
MarketTrack Balanced Portfolio	—	501	2.87
MarketTrack Conservative Portfolio	—	118	2.83

*Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** Valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Trustees and Officers of Schwab Capital Trust

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 4/30/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Stanford University, Special Assistant to the President, *from 1996-2001,* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Institutional Select® Funds

Semiannual Report

April 30, 2005

Schwab Institutional Select®
S&P 500 Fund

Schwab Institutional Select®
Large-Cap Value Index Fund

Schwab Institutional Select®
Small-Cap Value Index Fund

charles SCHWAB

*Three funds designed to capture the performance
of specific segments of the U.S. stock market.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry
Classification Standard (GICS) which was developed by and is the exclusive property of
Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of
MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time I've watched the mutual fund market grow, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals.

We have designed Schwab equity funds to deliver a combination of strong performance and good value. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Dividend Equity Fund, which performed very well over the report period. The Fund is one of eight powered by Schwab Equity Ratings® and uses the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 annual stock-selection competition.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the six months ended April 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and serving your financial needs.

I am pleased to announce that Schwab Funds has expanded its suite of actively managed funds. The Schwab Premier Equity Fund™ was launched on March 21, 2005. The portfolio management team uses a multi-cap strategy and is free to invest in a variety of investment styles and asset classes, shifting between growth and value according to market conditions. The Fund is diversified across all sectors. With the broad coverage, the Schwab Premier Equity Fund can be an integral part of a balanced, diversified portfolio that can help you reach your long-term investment goals.

As previously communicated to shareholders, we also have made the decision to liquidate two funds that haven't attracted enough assets to remain viable: the Schwab Institutional Select Large-Cap Value Index Fund and Schwab Institutional Select Small-Cap Value Index Fund.

I continue to look for more ways to offer you relevant choices and provide greater value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the over-all management of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, vice president and senior portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

If the 2004 equity market ended with a bang, the 2005 market started with a whimper, with all the major equity indices down from their year-end highs at the end of April. For the six-month report period, however, the S&P 500® Index[1] was still up 3.28%, due to the end-of-year rally. The broader Dow Jones Wilshire 5000 Composite Index[SM2] was up 3.50% for the report period, again predominantly because of strong equity returns in November and December 2004. Small-cap stocks lost their leading position to their larger-cap cohorts, and value continued to be the favored style. Stocks were volatile and sentiment was fickle in the face of high energy prices, indications of budding inflation, and prospects of the Federal Reserve continuing to raise short-term interest rates, which it did four times during the six-month report period.

Early in the period, investors were heartened when oil prices dipped and the U.S. presidential election results were uncontested. Unfortunately, the brief respite in oil prices was short-lived and strengthening global demand for oil, particularly in the Pacific Rim, and refinery constraints at home drove crude prices to record highs, above $50 per barrel in mid-February.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive. Consumer sentiment, however, hit a soft patch and started to weaken in 2005. First-quarter GDP came in at 3.1%, slightly below expectations and weaker than the fourth quarter, when it was 3.8%. In this environment, retail sales softened.

Despite the slowdown in the GDP, strong labor market conditions remained positive for domestic consumption. On the earnings front, fourth-quarter earnings were generally better than expected due, in part,

Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Dow Jones", "Wilshire", "The DJW 5000[SM]", "The Dow Jones Wilshire 5000[SM]" and "The Dow Jones Wilshire 5000 Composite Index[SM]" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Index[SM], is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day manager of the equity portions of the funds. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

to strong reports from companies in the Energy sector. Expectations for first-quarter earnings remained upbeat, although weaker than recent quarters, due to difficult year-over-year comparisons.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation. This productivity, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control.

While high energy prices remained a significant headwind for economic performance, they certainly helped boost oil companies' bottom lines. In fact, the strongest sector, according to S&P, was Energy, closely followed by Utilities and then Health Care. On the flip side, Information Technology was the worst performing sector over the report period, while the Consumer Discretionary sector also suffered.

The Schwab Institutional Select S&P 500 Fund ended the six-month report period up 3.30%, slightly above its benchmark, the S&P 500 Index, which was up 3.28%. Interestingly, most of this appreciation occurred during the beginning of the report period. Once the calendar turned into 2005, the equity markets became extremely volatile. While the price of a barrel of oil continued to rise, the pace of growth deceler-

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 3.28% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ -0.15% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 8.71% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 0.98% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the six months ended 4/30/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Institutional Select®
S&P 500 Fund. **3.30%**
Benchmark **3.28%**

Performance Details . . . . page 6

Schwab Institutional Select®
Large-Cap Value Index Fund .**3.58%**
Benchmark **3.51%**

Performance Details . . . . page 8

Schwab Institutional Select®
Small-Cap Value Index Fund .**2.59%**
Benchmark **2.49%**

Performance Details . . . . page 10

ated during the report period, making energy-related stocks the top performers. The worst performing sector was Information Technology.

The Schwab Institutional Select Large-Cap Value Index Fund was up 3.58% for the report period, slightly outperforming its benchmark, the S&P 500 Barra/Value Index, which returned 3.51%. Interestingly, most of this appreciation occurred during the beginning of the report period. Once the calendar turned into 2005, the equity markets became extremely volatile. While the price of a barrel of oil continued to rise, the pace of growth decelerated during the report period, making energy-related stocks the top performers. Conversely, Telecommunications Services was the worst performing sector in the Fund.

The Schwab Institutional Select Small-Cap Value Index Fund, up 2.59% for the six-month period, outperformed its benchmark, the S&P Small-Cap 600/Barra Value Index, which increased 2.49%. The best performing sector in the Fund was Health Care. On the downside, Telecommunications Services continued to struggle.

On May 25, 2005, the Schwab Institutional Select Large-Cap Value Index Fund and the Schwab Institutional Select Small-Cap Value Index Fund stopped accepting purchases, re-investments and exchanges. By July 22, 2005, liquidation of the two funds is expected to be complete.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
Small-company stocks are subject to greater volatility than other asset categories.
Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Institutional Select® S&P 500 Fund

Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund** Ticker Symbol: ISLCX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	3.06%	0.96%	6.14%	3.36%	-3.42%	-3.39%	-0.60%	n/a
Post-Liquidation (shares were sold)	2.48%	1.00%	4.50%	2.63%	-2.74%	-2.56%	-0.38%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

■ $9,864 **Fund**
■ $9,930 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select S&P 500 Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	503
Weighted Average Market Cap ($ x 1,000,000)	$91,051
Price/Earnings Ratio (P/E)	19.5
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	2%
Minimum Initial Investment[3]	$75,000

Top Holdings[4]

Security	% of Net Assets
❶ General Electric Co.	3.5%
❷ Exxon Mobil Corp.	3.4%
❸ Microsoft Corp.	2.4%
❹ Citigroup, Inc.	2.3%
❺ Johnson & Johnson	1.9%
❻ Pfizer, Inc.	1.9%
❼ Bank of America Corp.	1.7%
❽ Wal-Mart Stores, Inc.	1.5%
❾ Intel Corp.	1.4%
❿ Procter & Gamble Co.	1.3%
Total	**21.3%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 19.8% **Financials**
- 14.6% **Information Technology**
- 13.5% **Health Care**
- 11.6% **Industrials**
- 10.8% **Consumer Discretionary**
- 10.2% **Consumer Staples**
- 8.4% **Energy**
- 3.3% **Utilities**
- 3.1% **Telecommunication Services**
- 3.0% **Materials**
- 1.7% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Institutional Select® Large-Cap Value Index Fund

Performance as of 4/30/05

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund**   Ticker Symbol: ISLVX
■ Benchmark: **S&P 500/Barra Value Index**
■ Fund Category: **Morningstar Large-Cap Value**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	3.30%	2.36%	9.26%	6.61%	0.57%	2.73%	1.79%	n/a
Post-Liquidation (shares were sold)	2.63%	2.06%	6.53%	4.95%	0.77%	2.67%	1.80%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ **$11,815 Fund**
■ **$11,938 S&P 500/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	317
Weighted Average Market Cap ($ x 1,000,000)	$59,596
Price/Earnings Ratio (P/E)	17.2
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate[2]	15%

Top Holdings[3]

Security	% of Net Assets
❶ Citigroup, Inc.	4.6%
❷ Pfizer, Inc.	3.8%
❸ Bank of America Corp.	3.4%
❹ American International Group, Inc.	2.5%
❺ JPMorgan Chase & Co.	2.4%
❻ ChevronTexaco Corp.	1.9%
❼ Wells Fargo & Co.	1.9%
❽ Verizon Communications, Inc.	1.9%
❾ SBC Communications, Inc.	1.5%
❿ Wachovia Corp.	1.4%
Total	**25.3%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 37.6% **Financials**
- 12.4% **Consumer Discretionary**
- 8.1% **Energy**
- 8.1% **Health Care**
- 7.7% **Industrials**
- 7.2% **Information Technology**
- 6.0% **Utilities**
- 5.7% **Telecommunication Services**
- 3.4% **Materials**
- 2.6% **Consumer Staples**
- 1.2% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.
[2] Not annualized.
[3] This list is not a recommendation of any security by the investment adviser.

Schwab Institutional Select® Small-Cap Value Index Fund

Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund** Ticker Symbol: ISSVX
■ Benchmark: **S&P SmallCap 600/Barra Value Index**
■ Fund Category: **Morningstar Small-Cap Value**



Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	0.85%	0.23%	9.03%	6.25%	10.58%	11.95%	9.38%	n/a
Post-Liquidation (shares were sold)	3.39%	1.94%	8.94%	6.15%	9.82%	10.97%	8.73%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

■ $19,343 **Fund**
■ $19,412 **S&P SmallCap 600/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Institutional Select Small-Cap Value Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	355
Weighted Average Market Cap ($ x 1,000,000)	$1,009
Price/Earnings Ratio (P/E)	19.4
Price/Book Ratio (P/B)	1.6
Portfolio Turnover Rate[2]	16%

Top Holdings[3]

Security	% of Net Assets
❶ UGI Corp.	1.1%
❷ MDC Holdings, Inc.	1.1%
❸ Southern Union Co.	1.0%
❹ Standard-Pacific Corp.	1.0%
❺ The Timken Co.	1.0%
❻ Accredo Health, Inc.	0.9%
❼ Atmos Energy Corp.	0.8%
❽ Whitney Holding Corp.	0.8%
❾ The South Financial Group, Inc.	0.8%
❿ Shurgard Storage Centers, Inc., Class A	0.8%
Total	**9.3%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 20.3% **Industrials**
- 19.9% **Financials**
- 14.6% **Consumer Discretionary**
- 13.0% **Information Technology**
- 8.2% **Health Care**
- 7.9% **Utilities**
- 7.6% **Materials**
- 3.9% **Consumer Staples**
- 3.8% **Energy**
- 0.2% **Telecommunication Services**
- 0.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.
[2] Not annualized.
[3] This list is not a recommendation of any security by the investment adviser.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2004 and held through April 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Schwab Institutional Select® S&P 500 Fund				
Actual Return	0.10%	$1,000	$1,033.00	$0.50
Hypothetical 5% Return	0.10%	$1,000	$1,024.30	$0.50
Schwab Institutional Select® Large-Cap Value Index Fund				
Actual Return	0.25%	$1,000	$1,035.80	$1.26
Hypothetical 5% Return	0.25%	$1,000	$1,023.55	$1.25
Schwab Institutional Select® Small-Cap Value Index Fund				
Actual Return	0.32%	$1,000	$1,025.90	$1.61
Hypothetical 5% Return	0.32%	$1,000	$1,023.21	$1.61

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab Institutional Select® S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	8.95	8.30	7.00	8.36	11.26	10.74
Income or loss from investment operations:						
Net investment income	0.09	0.13	0.12	0.12	0.12	0.11
Net realized and unrealized gains or losses	0.21[4]	0.64	1.30	(1.37)	(2.91)	0.52
Total income or loss from investment operations	0.30	0.77	1.42	(1.25)	(2.79)	0.63
Less distributions:						
Dividends from net investment income	(0.15)	(0.12)	(0.12)	(0.11)	(0.11)	(0.09)
Distributions from net realized gains	–	–	–	–	–	(0.02)
Total distributions	(0.15)	(0.12)	(0.12)	(0.11)	(0.11)	(0.11)
Net asset value at end of period	9.10	8.95	8.30	7.00	8.36	11.26
Total return (%)	3.30[1]	9.36	20.65	(15.18)	(24.95)	5.86
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.10[2]	0.15	0.15	0.15	0.15	0.16[3]
Gross operating expenses	0.33[2]	0.35	0.36	0.37	0.37	0.38
Net investment income	2.06[2]	1.56	1.65	1.38	1.14	1.06
Portfolio turnover rate	2[1]	3	4	12	13	6
Net assets, end of period ($ x 1,000,000)	933	348	272	203	261	382

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.15% if certain non-routine expenses (proxy fees) had not been included.

[4] The per share amount does not correspond with the aggregate realized/unrealized losses in the Statement of Operations due to large fund share transactions at the time of market depreciation.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❘ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.0% Common Stock	934,538	914,638
1.5% Short-Term Investment	13,922	13,922
0.2% U.S. Treasury Obligations	1,580	1,580
0.0% Warrants	—	5
99.7% Total Investments	950,040	930,145
3.7% Collateral Invested for Securities on Loan	34,400	34,400
(3.4)% Other Assets and Liabilities, Net		(31,533)
100.0% Total Net Assets		933,012

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.0% of net assets

Automobiles & Components 0.6%

■ Cooper Tire & Rubber Co. 6,311	110
Dana Corp. 11,786	135
Delphi Corp. 46,019	152
Ford Motor Co. 157,947	1,439
■ General Motors Corp. 48,016	1,281
• Goodyear Tire & Rubber Co. 14,109	167
Harley-Davidson, Inc. 24,997	1,175
Johnson Controls, Inc. 16,213	890
■ Visteon Corp. 10,672	37
	5,386

Banks 7.6%

AmSouth Bancorp. 30,672	807
❼ Bank of America Corp. 349,736	15,752
BB&T Corp. 46,898	1,839
Comerica, Inc. 14,506	831
Compass Bancshares, Inc. 10,682	460
Countrywide Financial Corp. 50,104	1,813
Fannie Mae 83,574	4,509
Fifth Third Bancorp 44,908	1,953
First Horizon National Corp. 10,117	420
Freddie Mac 59,352	3,651
Golden West Financial Corp. 25,109	1,565
Huntington Bancshares, Inc. 20,021	471
KeyCorp, Inc. 34,544	1,145
M&T Bank Corp. 8,450	874
Marshall & Ilsley Corp. 17,993	767
MGIC Investment Corp. 7,972	470
National City Corp. 55,559	1,887
North Fork Bancorp., Inc. 40,027	1,127
PNC Financial Services Group, Inc. 23,980	1,276
Regions Financial Corp. 39,521	1,324
Sovereign Bancorp, Inc. 32,409	667
SunTrust Banks, Inc. 30,405	2,214
Synovus Financial Corp. 26,894	754
U.S. Bancorp 159,913	4,462
Wachovia Corp. 136,804	7,002
Washington Mutual, Inc. 75,404	3,116

Security and Number of Shares	Value ($ x 1,000)
Wells Fargo & Co. 146,340	8,772
Zions Bancorp. 7,759	543
	70,471

Capital Goods 9.0%

Security and Number of Shares	Value ($ x 1,000)
3M Co. 66,647	5,096
American Power Conversion Corp. 15,750	382
American Standard Cos., Inc. 15,334	686
The Boeing Co. 71,859	4,277
Caterpillar, Inc. 29,590	2,605
Cooper Industries Ltd., Class A 8,047	512
Cummins, Inc. 3,552	242
■ Danaher Corp. 23,313	1,180
Deere & Co. 21,068	1,318
Dover Corp. 17,619	641
Eaton Corp. 12,896	756
Emerson Electric Co. 36,226	2,270
Fluor Corp. 7,479	386
General Dynamics Corp. 17,328	1,820
▲❶ General Electric Co. 914,366	33,100
Goodrich Corp. 10,385	419
Honeywell International, Inc. 73,145	2,616
Illinois Tool Works, Inc. 24,253	2,033
Ingersoll-Rand Co., Class A 15,029	1,155
■ ITT Industries, Inc. 7,972	721
L-3 Communications Holdings, Inc. 9,941	706
Lockheed Martin Corp. 34,702	2,115
Masco Corp. 38,042	1,198
• Navistar International Corp. 5,509	163
Northrop Grumman Corp. 31,299	1,716
Paccar, Inc. 14,753	1,002
Pall Corp. 10,235	275
Parker Hannifin Corp. 10,394	623
Raytheon Co. 39,175	1,473
Rockwell Automation, Inc. 15,107	698
Rockwell Collins, Inc. 15,441	708
Textron, Inc. 11,672	879
Tyco International Ltd. 173,764	5,441
United Technologies Corp. 44,208	4,497
W.W. Grainger, Inc. 7,416	410
	84,119

Commercial Services & Supplies 0.9%

Security and Number of Shares	Value ($ x 1,000)
• Allied Waste Industries, Inc. 26,179	209
• Apollo Group, Inc., Class A 14,197	1,024
■ Avery Dennison Corp. 9,096	476
Cendant Corp. 91,043	1,813
■ Cintas Corp. 14,106	544
Equifax, Inc. 11,682	393
H&R Block, Inc. 14,315	713
• Monster Worldwide, Inc. 10,438	240
Pitney Bowes, Inc. 19,636	878
R.R. Donnelley & Sons Co. 18,006	593
■ Robert Half International, Inc. 14,162	352
Waste Management, Inc. 48,622	1,385
	8,620

Consumer Durables & Apparel 1.2%

Security and Number of Shares	Value ($ x 1,000)
Black & Decker Corp. 7,019	587
■ Brunswick Corp. 8,137	342
■ Centex Corp. 10,918	630
■• Coach, Inc. 33,020	885
■ Eastman Kodak Co. 24,806	620
Fortune Brands, Inc. 12,529	1,060
Hasbro, Inc. 13,634	258
■ Jones Apparel Group, Inc. 10,584	322
KB Home 7,286	415
Leggett & Platt, Inc. 15,683	423
Liz Claiborne, Inc. 9,440	335
Mattel, Inc. 36,032	650
■ Maytag Corp. 5,914	57
■ Newell Rubbermaid, Inc. 23,715	515
■ Nike, Inc., Class B 19,823	1,523
Pulte Homes, Inc. 10,464	748
Reebok International Ltd. 4,732	192
Snap-On, Inc. 5,085	169
The Stanley Works 6,436	277
VF Corp. 9,141	517
Whirlpool Corp. 5,853	363
	10,888

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 7.6%	
American Express Co. 101,234	5,335
The Bank of New York Co., Inc. 67,215	1,878
The Bear Stearns Cos., Inc. 9,609	909
■ Capital One Financial Corp. 21,408	1,518
▮ The Charles Schwab Corp. 99,567	1,030
CIT Group, Inc. 18,284	736
▲❹ Citigroup, Inc. 450,784	21,169
• E*TRADE Financial Corp. 30,501	339
Federated Investors, Inc., Class B 8,418	239
Franklin Resources, Inc. 16,754	1,151
Goldman Sachs Group, Inc. 38,708	4,134
Janus Capital Group, Inc. 20,464	266
JPMorgan Chase & Co. 306,640	10,883
Lehman Brothers Holdings, Inc. 23,901	2,192
MBNA Corp. 110,275	2,178
Mellon Financial Corp. 35,979	996
Merrill Lynch & Co., Inc. 80,380	4,335
Moody's Corp. 12,133	997
Morgan Stanley 96,066	5,055
Northern Trust Corp. 17,983	810
Principal Financial Group, Inc. 26,075	1,019
• Providian Financial Corp. 24,043	401
SLM Corp. 37,150	1,770
State Street Corp. 28,339	1,310
T. Rowe Price Group, Inc. 10,530	581
	71,231
Energy 8.3%	
■ Amerada Hess Corp. 7,495	702
Anadarko Petroleum Corp. 20,987	1,533
Apache Corp. 28,178	1,586
Ashland, Inc. 5,641	379
Baker Hughes, Inc. 29,245	1,290
BJ Services Co. 14,080	687
Burlington Resources, Inc. 33,306	1,619
ChevronTexaco Corp. 181,635	9,445
ConocoPhillips 60,108	6,302
Devon Energy Corp. 41,352	1,868

Security and Number of Shares	Value ($ x 1,000)
El Paso Corp. 55,547	555
EOG Resources, Inc. 20,648	982
▲❷ Exxon Mobil Corp. 550,934	31,420
■ Halliburton Co. 43,522	1,810
■ Kerr-McGee Corp. 14,140	1,097
Kinder Morgan, Inc. 10,160	777
Marathon Oil Corp. 30,022	1,398
• Nabors Industries Ltd. 12,251	660
• National-Oilwell Varco, Inc. 14,300	568
Noble Corp. 11,755	598
Occidental Petroleum Corp. 34,273	2,365
Rowan Cos., Inc. 9,303	247
Schlumberger Ltd. 50,884	3,481
Sunoco, Inc. 5,855	581
• Transocean, Inc. 27,367	1,269
Unocal Corp. 23,378	1,275
Valero Energy Corp. 21,851	1,498
Williams Cos., Inc. 49,252	838
XTO Energy, Inc. 29,470	889
	77,719
Food & Staples Retailing 2.8%	
■ Albertson's, Inc. 31,786	629
Costco Wholesale Corp. 40,767	1,655
CVS Corp. 34,515	1,780
■• Kroger Co. 62,810	991
• Safeway, Inc. 38,612	822
Supervalu, Inc. 11,442	361
Sysco Corp. 54,373	1,881
▲❽ Wal-Mart Stores, Inc. 292,279	13,778
Walgreen Co. 88,207	3,798
	25,695
Food Beverage & Tobacco 4.9%	
Altria Group, Inc. 178,522	11,602
Anheuser-Busch Cos., Inc. 67,194	3,149
Archer-Daniels-Midland Co. 53,675	966
Brown-Forman Corp., Class B 7,694	427
Campbell Soup Co. 27,595	821
The Coca-Cola Co. 195,512	8,493
Coca-Cola Enterprises, Inc. 29,865	606

Security and Number of Shares	Value ($ x 1,000)
ConAgra Foods, Inc. 43,670	1,168
General Mills, Inc. 31,582	1,560
H.J. Heinz Co. 29,655	1,093
Hershey Foods Corp. 18,581	1,187
Kellogg Co. 29,866	1,343
McCormick & Co., Inc. 11,270	390
Molson Coors Brewing Co., Class B 6,994	432
The Pepsi Bottling Group, Inc. 17,010	488
PepsiCo, Inc. 144,837	8,059
Reynolds American, Inc. 9,897	772
Sara Lee Corp. 68,168	1,458
UST, Inc. 14,354	657
Wm. Wrigley Jr. Co. 16,609	1,148
	45,819

Health Care Equipment & Services 4.9%

Security and Number of Shares	Value ($ x 1,000)
Aetna, Inc. 25,120	1,843
AmerisourceBergen Corp. 9,435	578
Bausch & Lomb, Inc. 4,658	349
Baxter International, Inc. 53,553	1,987
Becton Dickinson & Co. 21,570	1,262
Biomet, Inc. 21,854	845
• Boston Scientific Corp. 65,652	1,942
C.R. Bard, Inc. 9,099	648
Cardinal Health, Inc. 37,435	2,080
• Caremark Rx, Inc. 39,480	1,581
CIGNA Corp. 11,412	1,050
• Express Scripts, Inc. 6,652	596
• Fisher Scientific International, Inc. 10,216	607
Guidant Corp. 27,922	2,068
HCA, Inc. 35,582	1,987
■ Health Management Associates, Inc., Class A 21,067	521
• Hospira, Inc. 13,289	446
■• Humana, Inc. 13,969	484
IMS Health, Inc. 20,060	481
• Laboratory Corp. of America Holdings 11,377	563
Manor Care, Inc. 6,825	228
McKesson Corp. 25,023	926

Security and Number of Shares	Value ($ x 1,000)
• Medco Health Solutions, Inc. 23,784	1,212
Medtronic, Inc. 104,421	5,503
• Millipore Corp. 3,868	186
PerkinElmer, Inc. 10,426	193
Quest Diagnostics 8,326	881
• St. Jude Medical, Inc. 31,221	1,219
Stryker Corp. 32,969	1,601
■• Tenet Healthcare Corp. 40,497	485
• Thermo Electron Corp. 13,601	340
UnitedHealth Group, Inc. 55,603	5,255
• Waters Corp. 9,898	392
• WellPoint, Inc. 26,311	3,361
• Zimmer Holdings, Inc. 21,321	1,736
	45,436

Hotels Restaurants & Leisure 1.4%

Security and Number of Shares	Value ($ x 1,000)
Carnival Corp. 45,531	2,226
Darden Restaurants, Inc. 12,348	370
■ Harrah's Entertainment, Inc. 9,916	651
Hilton Hotels Corp. 33,261	726
International Game Technology 29,770	801
Marriott International, Inc., Class A 17,342	1,088
McDonald's Corp. 109,804	3,218
• Starbucks Corp. 34,003	1,684
Starwood Hotels & Resorts Worldwide, Inc. 18,333	996
Wendy's International, Inc. 9,348	401
Yum! Brands, Inc. 24,926	1,171
	13,332

Household & Personal Products 2.5%

Security and Number of Shares	Value ($ x 1,000)
Alberto-Culver Co., Class B 7,132	317
■ Avon Products, Inc. 40,187	1,611
Clorox Co. 13,266	840
Colgate-Palmolive Co. 45,090	2,245
The Gillette Co. 85,611	4,421
Kimberly-Clark Corp. 41,498	2,592
❿ Procter & Gamble Co. 217,625	11,784
	23,810

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Insurance 4.0%	
ACE Ltd. 24,113	1,036
AFLAC, Inc. 42,998	1,748
The Allstate Corp. 58,373	3,278
AMBAC Financial Group, Inc. 9,399	628
American International Group, Inc. 224,687	11,425
AON Corp. 27,351	570
■ Chubb Corp. 16,308	1,334
Cincinnati Financial Corp. 14,475	583
Hartford Financial Services Group, Inc. 25,584	1,852
Jefferson-Pilot Corp. 11,797	592
Lincoln National Corp. 15,120	680
Loews Corp. 13,516	958
Marsh & McLennan Cos., Inc. 45,660	1,280
MBIA, Inc. 12,174	638
Metlife, Inc. 63,241	2,460
The Progressive Corp. 17,032	1,555
Prudential Financial, Inc. 45,272	2,587
Safeco Corp. 11,016	580
The St. Paul Travelers Cos., Inc. 57,804	2,069
Torchmark Corp. 8,899	475
UnumProvident Corp. 24,374	408
XL Capital Ltd., Class A 12,093	850
	37,586
Materials 3.0%	
Air Products & Chemicals, Inc. 19,344	1,136
Alcoa, Inc. 75,188	2,182
Allegheny Technologies, Inc. 7,033	157
Ball Corp. 9,232	365
Bemis Co. 9,327	257
The Dow Chemical Co. 82,331	3,781
E.I. du Pont de Nemours & Co. 86,051	4,054
Eastman Chemical Co. 6,670	360
Ecolab, Inc. 21,131	691
Engelhard Corp. 10,564	324
Freeport-McMoran Copper & Gold, Inc., Class B 15,459	536
Georgia-Pacific Corp. 22,461	770

Security and Number of Shares	Value ($ x 1,000)
Great Lakes Chemical Corp. 4,525	140
• Hercules, Inc. 8,321	110
International Flavors & Fragrances, Inc. 7,281	276
International Paper Co. 42,303	1,451
Louisiana-Pacific Corp. 9,624	237
MeadWestvaco Corp. 17,494	515
Monsanto Co. 22,985	1,347
■ Newmont Mining Corp. 38,309	1,455
Nucor Corp. 13,842	707
• Pactiv Corp. 12,809	275
Phelps Dodge Corp. 8,429	724
PPG Industries, Inc. 14,994	1,013
Praxair, Inc. 27,630	1,294
Rohm & Haas Co. 16,441	718
• Sealed Air Corp. 7,087	343
Sigma-Aldrich Corp. 5,972	349
Temple-Inland, Inc. 9,964	336
United States Steel Corp. 9,923	424
Vulcan Materials Co. 8,902	472
Weyerhaeuser Co. 20,973	1,439
	28,238
Media 3.8%	
Clear Channel Communications, Inc. 47,037	1,502
• Comcast Corp., Class A 190,847	6,128
Dow Jones & Co., Inc. 6,465	216
■ Gannett Co., Inc. 21,740	1,674
• Interpublic Group of Cos., Inc. 36,528	470
Knight-Ridder, Inc. 6,496	420
The McGraw-Hill Cos., Inc. 16,173	1,408
Meredith Corp. 3,739	176
New York Times Co., Class A 11,930	398
• News Corp, Inc., Class A 248,759	3,801
Omnicom Group, Inc. 15,878	1,316
• Time Warner, Inc. 396,511	6,665
Tribune Co. 26,052	1,006
• Univision Communications, Inc., Class A 25,926	682
Viacom, Inc., Class B 147,127	5,094
The Walt Disney Co. 176,658	4,664
	35,620

Security and Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 8.6%	
Abbott Laboratories 134,518	6,613
Allergan, Inc. 11,388	802
• Amgen, Inc. 107,953	6,284
Applied Biosystems Group — Applera Corp. 15,939	338
• Biogen Idec, Inc. 28,314	1,026
Bristol-Myers Squibb Co. 168,651	4,385
• Chiron Corp. 12,529	428
Eli Lilly & Co. 97,799	5,718
• Forest Laboratories, Inc. 31,314	1,117
• Genzyme Corp. 21,023	1,232
• Gilead Sciences, Inc. 36,806	1,366
❺ Johnson & Johnson 256,571	17,608
• King Pharmaceuticals, Inc. 19,875	159
• Medimmune, Inc. 21,482	545
Merck & Co., Inc. 190,562	6,460
■ Mylan Laboratories, Inc. 22,169	366
▲❻ Pfizer, Inc. 643,677	17,489
Schering-Plough Corp. 127,277	2,656
• Watson Pharmaceuticals, Inc. 9,515	285
Wyeth 115,311	5,182
	80,059
Real Estate 0.6%	
Apartment Investment & Management Co., Class A 8,284	316
Archstone-Smith Trust 17,287	622
Equity Office Properties Trust 34,274	1,079
Equity Residential 24,052	826
Plum Creek Timber Co., Inc. 15,891	549
ProLogis 15,911	630
Simon Property Group, Inc. 18,835	1,244
	5,266
Retailing 3.8%	
• Autonation, Inc. 21,761	398
• AutoZone, Inc. 6,559	544
• Bed, Bath & Beyond, Inc. 26,136	972
Best Buy Co., Inc. 25,806	1,299
■• Big Lots, Inc. 8,829	90
Circuit City Stores, Inc. 15,319	242

Security and Number of Shares	Value ($ x 1,000)
Dillards, Inc., Class A 6,009	140
Dollar General Corp. 26,871	547
• eBay, Inc. 104,436	3,314
Family Dollar Stores, Inc. 13,668	369
■ Federated Department Stores, Inc. 14,376	827
■ The Gap, Inc. 68,402	1,460
Genuine Parts Co. 15,121	649
Home Depot, Inc. 189,485	6,702
J.C. Penney Co., Inc. Holding Co. 24,229	1,149
• Kohl's Corp. 28,138	1,339
Limitedbrands 33,677	730
Lowe's Cos., Inc. 66,677	3,474
The May Department Stores Co. 24,866	872
Nordstrom, Inc. 11,495	584
• Office Depot, Inc. 27,018	529
■ OfficeMax, Inc. 8,152	265
RadioShack Corp. 12,884	322
• Sears Holdings Corp. 8,351	1,129
The Sherwin-Williams Co. 11,622	518
Staples, Inc. 63,501	1,211
Target Corp. 77,328	3,589
Tiffany & Co. 11,994	362
TJX Cos., Inc. 40,917	927
• Toys 'R' Us, Inc. 18,568	471
	35,024
Semiconductors & Semiconductor Equipment 3.0%	
• Advanced Micro Devices, Inc. 34,064	485
• Altera Corp. 32,135	666
Analog Devices, Inc. 31,918	1,089
• Applied Materials, Inc. 144,362	2,147
• Applied Micro Circuits Corp. 26,193	70
• Broadcom Corp., Class A 26,357	788
• Freescale Semiconductor, Inc., Class B 34,669	654
❾ Intel Corp. 537,418	12,640
• KLA-Tencor Corp. 17,028	664
Linear Technology Corp. 26,085	932
• LSI Logic Corp. 30,837	165
Maxim Integrated Products, Inc. 27,678	1,035

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
■• Micron Technology, Inc. 53,025	515
National Semiconductor Corp. 29,961	572
■• Novellus Systems, Inc. 12,126	284
• Nvidia Corp. 14,342	315
• PMC — Sierra, Inc. 14,195	114
• Teradyne, Inc. 15,144	167
Texas Instruments, Inc. 148,506	3,707
Xilinx, Inc. 30,140	812
	27,821

Software & Services 5.3%

Security and Number of Shares	Value ($ x 1,000)
Adobe Systems, Inc. 21,072	1,253
■• Affiliated Computer Services, Inc., Class A 10,572	504
Autodesk, Inc. 19,868	633
Automatic Data Processing, Inc. 50,376	2,188
• BMC Software, Inc. 19,204	311
• Citrix Systems, Inc. 14,656	330
Computer Associates International, Inc. 45,924	1,235
• Computer Sciences Corp. 16,054	698
• Compuware Corp. 29,962	178
• Convergys Corp. 11,101	144
• Electronic Arts, Inc. 26,638	1,422
Electronic Data Systems Corp. 43,636	845
First Data Corp. 70,557	2,683
■• Fiserv, Inc. 16,739	708
• Intuit, Inc. 16,073	648
■• Mercury Interactive Corp. 7,335	303
▲❸ Microsoft Corp. 872,924	22,085
• Novell, Inc. 32,707	193
• Oracle Corp. 387,656	4,481
• Parametric Technology Corp. 20,887	111
Paychex, Inc. 31,011	949
■ Sabre Holdings Corp., Class A 10,632	208
• Siebel Systems, Inc. 43,230	389
• SunGard Data Systems, Inc. 24,996	835
• Symantec Corp. 60,338	1,133
• Unisys Corp. 26,157	170
• Veritas Software Corp. 36,497	752
• Yahoo! Inc. 112,542	3,884
	49,273

Technology Hardware & Equipment 6.2%

Security and Number of Shares	Value ($ x 1,000)
• ADC Telecommunications, Inc. 64,958	147
■• Agilent Technologies, Inc. 36,320	754
• Andrew Corp. 13,011	160
■• Apple Computer, Inc. 70,540	2,544
• Avaya, Inc. 41,463	360
• CIENA Corp. 42,616	98
• Cisco Systems, Inc. 559,677	9,671
• Comverse Technology, Inc. 16,761	382
• Corning, Inc. 121,695	1,673
• Dell, Inc. 212,128	7,388
• EMC Corp. 207,609	2,724
• Gateway, Inc. 29,166	99
Hewlett-Packard Co. 256,648	5,254
International Business Machines Corp. 141,513	10,809
• Jabil Circuit, Inc. 16,529	456
• JDS Uniphase Corp. 124,681	184
• Lexmark International, Inc., Class A 11,021	765
• Lucent Technologies, Inc. 375,711	913
Molex, Inc. 15,534	395
Motorola, Inc. 211,541	3,245
• NCR Corp. 16,090	531
■• Network Appliance, Inc. 31,630	842
• QLogic Corp. 7,970	265
Qualcomm, Inc. 142,013	4,955
• Sanmina — SCI Corp. 45,206	181
Scientific-Atlanta, Inc. 12,579	385
• Solectron Corp. 79,626	263
• Sun Microsystems, Inc. 285,843	1,038
Symbol Technologies, Inc. 19,804	265
Tektronix, Inc. 6,731	146
• Tellabs, Inc. 39,870	309
• Xerox Corp. 81,007	1,073
	58,274

Telecommunication Services 3.1%

Security and Number of Shares	Value ($ x 1,000)
■ Alltel Corp. 25,808	1,470
AT&T Corp. 69,065	1,321
■ BellSouth Corp. 158,015	4,186
CenturyTel, Inc. 11,068	340

Security and Number of Shares	Value ($ x 1,000)
■ Citizens Communications Co. 27,476	350
• Nextel Communications, Inc., Class A 97,235	2,722
■• Qwest Communications International, Inc. 148,913	509
SBC Communications, Inc. 284,983	6,783
■ Sprint Corp. (FON Group) 127,530	2,839
Verizon Communications, Inc. 238,969	8,555
	29,075

Transportation 1.6%

Security and Number of Shares	Value ($ x 1,000)
Burlington Northern Santa Fe Corp. 32,734	1,579
CSX Corp. 18,615	747
■• Delta Air Lines, Inc. 9,853	33
FedEx Corp. 26,048	2,213
Norfolk Southern Corp. 34,581	1,086
Ryder Systems, Inc. 5,273	195
Southwest Airlines Co. 63,939	951
Union Pacific Corp. 22,592	1,444
United Parcel Service, Inc., Class B 96,610	6,889
	15,137

Utilities 3.3%

Security and Number of Shares	Value ($ x 1,000)
• The AES Corp. 55,127	886
■• Allegheny Energy, Inc. 11,889	291
Ameren Corp. 16,530	855
American Electric Power Co., Inc. 33,646	1,185
■• Calpine Corp. 42,883	77
Centerpoint Energy, Inc. 23,820	282
Cinergy Corp. 16,290	645
• CMS Energy Corp. 18,600	240
Consolidated Edison, Inc. 20,574	890
Constellation Energy Group, Inc. 15,329	806
Dominion Resources, Inc. 29,383	2,215
DTE Energy Co. 15,074	693
Duke Energy Corp. 81,353	2,375
■• Dynegy, Inc., Class A 29,391	98
Edison International 27,719	1,006
Entergy Corp. 19,041	1,396
Exelon Corp. 57,433	2,843
FirstEnergy Corp. 28,049	1,221

Security and Number of Shares	Value ($ x 1,000)
FPL Group, Inc. 33,840	1,381
KeySpan Corp. 13,904	527
Nicor, Inc. 3,585	133
NiSource, Inc. 23,474	546
Peoples Energy Corp. 2,975	118
■• PG&E Corp. 33,103	1,149
Pinnacle West Capital Corp. 7,973	334
PPL Corp. 16,052	871
Progress Energy, Inc. 20,992	881
Public Service Enterprise Group, Inc. 20,200	1,174
Sempra Energy 20,588	831
The Southern Co. 64,163	2,114
TECO Energy, Inc. 17,823	296
TXU Corp. 20,806	1,785
Xcel Energy, Inc. 34,634	595
	30,739

Warrants
0.0% of net assets

Technology Hardware & Equipment 0.0%

	Value ($ x 1,000)
• Lucent Technologies, Inc. expires 12/10/07 11,390	**5**

Short-Term Investment
1.5% of net assets

	Value ($ x 1,000)
Provident Institutional TempFund 13,922,460	**13,922**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligations
0.2% of net assets

Security	Face Amount	Value
▲ U.S. Treasury Bills 2.73%-2.75%, 06/16/05	1,585	**1,580**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan - 3.7% of net assets		
Commercial Paper & Other Corporate Obligations 1.1%		
Bank of America Corp.		
2.80%, 05/02/05	3,098	3,098
Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	1,556	1,556
Fortis Bank NY		
1.78%, 06/06/05	25	25
2.06%, 06/08/05	2,486	2,486
Skandinav Enskilda Bank		
2.94%, 05/17/05	2,649	2,649
		9,814

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Short-Term Investments 2.6%		
KBC Bank, TIme Deposit		
2.95%, 05/02/05	1,688	1,688
Security and Number of Shares		
Institutional Money Market		
Trust 22,897,783		22,898
		24,586

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index e-mini, Long Expires 06/17/05	266	15,408	**(185)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $33,337 of securities on loan)		$930,145
Collateral invested for securities on loan		34,400
Receivables:		
Fund shares sold		1,628
Interest		40
Dividends		1,139
Investments sold		49
Due from brokers for futures		205
Income from securities on loan		8
Prepaid expenses	+	29
Total assets		**967,643**

Liabilities

Collateral invested for securities on loan		34,400
Payables:		
Fund shares redeemed		174
Transfer agent and shareholder service fees		4
Accrued expenses	+	53
Total liabilities		**34,631**

Net Assets

Total assets		967,643
Total liabilities	−	34,631
Net assets		**$933,012**

Net Assets by Source

Capital received from investors	1,002,873
Net investment income not yet distributed	3,763
Net realized capital losses	(53,544)
Net unrealized capital losses	(20,080)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$933,012		102,584		$9.10

Unless stated, all numbers x 1,000.

The fund paid $950,040 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$602,255
Sales/maturities	$12,221

The fund's total security transactions with other Schwab Funds® during the period were $447,466.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$956,467

Net unrealized gains and losses:	
Gains	$76,211
Losses	+ (102,533)
	($26,322)

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$3,943
Long-term capital gains	$—

Capital losses utilized	$313

Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$152
2009	17,888
2010	27,645
2011	+ 1,609
	$47,294

See financial notes.   23

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$6,159
Interest		172
Securities on loan	+	24
Total investment income		**6,355**

Net Realized Gains and Losses

Net realized losses on investments		(2,237)
Net realized gains on futures contracts	+	185
Net realized losses		**(2,052)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(13,503)
Net unrealized losses on futures contracts	+	(398)
Net unrealized losses		**(13,901)**

Expenses

Investment adviser and administrator fees		529
Transfer agent and shareholder service fees		294
Trustees' fees		5
Custodian fees		36
Portfolio accounting fees		38
Professional fees		13
Registration fees		26
Shareholder reports		21
Other expenses	+	8
Total expenses		970
Expense reduction	–	676
Net expenses		**294**

Decrease in Net Assets from Operations

Total investment income		6,355
Net expenses	–	294
Net investment income		**6,061**
Net realized losses		(2,052)
Net unrealized losses	+	(13,901)
Decrease in net assets from operations		**($9,892)**

Calculated as a percentage of average daily net assets: 0.18% of the first $1 billion and 0.15% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $529 from the investment adviser (CSIM) and $147 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, to 0.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $15,953.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/04-4/30/05	11/1/03-10/31/04
Net investment income	$6,061	$4,771
Net realized losses	(2,052)	(46)
Net unrealized gains or losses	+ (13,901)	21,386
Increase or decrease in net assets from operations	**(9,892)**	**26,111**

Distributions Paid

Dividends from net investment income	**$6,241**	**$3,944**

Transactions in Fund Shares

	11/1/04-4/30/05		11/1/03-10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	68,232	$643,458	13,048	$114,347
Shares reinvested	537	4,985	371	3,113
Shares redeemed	+ (5,071)	(47,163)	(7,241)	(63,271)
Net transactions in fund shares	**63,698**	**$601,280**	**6,178**	**$54,189**

Shares Outstanding and Net Assets

	11/1/04-4/30/05		11/1/03-10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	38,886	$347,865	32,708	$271,509
Total increase	+ 63,698	585,147	6,178	76,356
End of period	**102,584**	**$933,012**	**38,886**	**$347,865**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$3,944
Long-term capital gains	$−

For current period, includes sub-scriptions by other Schwab Funds® as follows:

Schwab MarketTrack Portfolios:

	Shares	Value
All Equity Portfolio	21,804	$206,923
Growth Portfolio	15,500	$147,092
Balanced Portfolio	8,066	$76,546

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$21
Prior period	$15

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,763 and $3,943 at the end of the current period and prior period, respectively.

Percent of Fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios:

All Equity Portfolio	21.4%
Growth Portfolio	15.2%
Balanced Portfolio	8.4%

See financial notes. 25

Schwab Institutional Select® Large-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	9.72	8.66	7.14	8.92	11.44	10.68
Income or loss from investment operations:						
Net investment income	0.10	0.16	0.15	0.18	0.14	0.15
Net realized and unrealized gains or losses	0.25	1.05	1.55	(1.49)	(2.19)	0.84
Total income or loss from investment operations	0.35	1.21	1.70	(1.31)	(2.05)	0.99
Less distributions:						
Dividends from net investment income	(0.16)	(0.15)	(0.18)	(0.15)	(0.15)	(0.11)
Distributions from net realized gains	—	—	—	(0.32)	(0.32)	(0.12)
Total distributions	(0.16)	(0.15)	(0.18)	(0.47)	(0.47)	(0.23)
Net asset value at end of period	9.91	9.72	8.66	7.14	8.92	11.44
Total return (%)	3.58[1]	14.12	24.40	(15.65)	(18.53)	9.48
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.25[2]	0.25	0.25	0.26[3]	0.25	0.26[4]
Gross operating expenses	0.41[2]	0.44	0.45	0.48	0.45	0.51
Net investment income	1.94[2]	1.80	1.94	1.72	1.47	1.64
Portfolio turnover rate	15[1]	11	24	26	47	27
Net assets, end of period ($ x 1,000,000)	108	108	79	70	128	129

* Unaudited.

1 Not annualized.

2 Annualized.

3 The ratio of net operating expenses would have been 0.25% if interest expense had not been included.

4 The ratio of net operating expenses would have been 0.25% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ This security or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.3% Common Stock	97,392	106,472
1.1% Short-Term Investment	1,243	1,243
0.1% U.S. Treasury Obligations	70	70
99.5% Total Investments	98,705	107,785
6.5% Collateral Invested for Securities on Loan	6,997	6,997
(6.0)% Other Assets and Liabilities, Net		(6,481)
100.0% Total Net Assets		108,301

Security and Number of Shares	Value ($ x 1,000)

Common Stock 98.3% of net assets

Automobiles & Components 0.9%

■ Cooper Tire & Rubber Co. 1,300	23
Dana Corp. 2,700	31

Security and Number of Shares	Value ($ x 1,000)
Delphi Corp. 11,500	38
Ford Motor Co. 37,609	342
■ General Motors Corp. 11,275	301
Johnson Controls, Inc. 4,000	219
■ Visteon Corp. 2,585	9
	963

Banks 15.1%

AmSouth Bancorp. 7,100	187
▲❸ Bank of America Corp. 82,080	3,697
BB&T Corp. 11,300	443
Comerica, Inc. 3,200	183
Compass Bancshares, Inc. 2,500	108
Countrywide Financial Corp. 11,198	405
Fannie Mae 19,590	1,057
Fifth Third Bancorp 10,530	458
First Horizon National Corp. 2,500	104
Freddie Mac 14,100	867
■ Golden West Financial Corp. 5,710	356
Huntington Bancshares, Inc. 4,741	111
KeyCorp, Inc. 8,300	275
M&T Bank Corp. 1,990	206
Marshall & Ilsley Corp. 4,206	179
MGIC Investment Corp. 1,800	106
National City Corp. 12,030	409
North Fork Bancorp., Inc. 9,520	268
PNC Financial Services Group, Inc. 5,800	309
Regions Financial Corp. 9,494	318
Sovereign Bancorp, Inc. 7,700	158
SunTrust Banks, Inc. 6,860	500
Synovus Financial Corp. 6,000	168
U.S. Bancorp 37,518	1,047
❿ Wachovia Corp. 29,996	1,535
Washington Mutual, Inc. 17,950	742
❼ Wells Fargo & Co. 34,330	2,058
▲ Zions Bancorp. 1,810	127
	16,381

Capital Goods 5.1%

American Power Conversion Corp. 3,900	94
Cooper Industries Ltd., Class A 1,700	108
■ Cummins, Inc. 860	58

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Deere & Co. 4,990	312
Dover Corp. 4,200	153
■ Eaton Corp. 3,200	188
General Dynamics Corp. 4,100	431
Goodrich Corp. 2,500	101
Honeywell International, Inc. 17,217	616
Ingersoll-Rand Co., Class A 3,600	277
ITT Industries, Inc. 1,800	163
L-3 Communications Holdings, Inc. 2,330	165
Masco Corp. 9,300	293
Northrop Grumman Corp. 7,288	399
Pall Corp. 2,700	72
Parker Hannifin Corp. 2,400	144
Raytheon Co. 8,800	331
Textron, Inc. 2,730	206
▲ Tyco International Ltd. 40,761	1,276
W.W. Grainger, Inc. 1,680	93
	5,480

Commercial Services & Supplies 0.9%

• Allied Waste Industries, Inc. 5,600	45
Cendant Corp. 21,360	425
R.R. Donnelley & Sons Co. 4,500	148
Waste Management, Inc. 11,700	333
	951

Consumer Durables & Apparel 1.1%

Brunswick Corp. 2,200	92
Centex Corp. 2,600	150
■ Eastman Kodak Co. 5,400	135
■ Hasbro, Inc. 3,370	64
■ Jones Apparel Group, Inc. 2,600	79
KB Home 1,680	96
Leggett & Platt, Inc. 3,800	102
Liz Claiborne, Inc. 2,200	78
Pulte Homes, Inc. 1,900	136
Reebok International Ltd. 1,100	45
Snap-On, Inc. 1,000	33
VF Corp. 2,000	113
Whirlpool Corp. 1,500	93
	1,216

Diversified Financials 13.4%

Security and Number of Shares	Value ($ x 1,000)
The Bank of New York Co., Inc. 15,900	444
The Bear Stearns Cos., Inc. 2,101	199
Capital One Financial Corp. 4,600	326
▮ The Charles Schwab Corp. 23,240	240
CIT Group, Inc. 4,200	169
▲❶ Citigroup, Inc. 105,803	4,968
• E*TRADE Financial Corp. 7,700	86
Franklin Resources, Inc. 3,700	254
Goldman Sachs Group, Inc. 8,500	908
Janus Capital Group, Inc. 4,400	57
▲❺ JPMorgan Chase & Co. 71,954	2,554
Lehman Brothers Holdings, Inc. 5,600	514
MBNA Corp. 26,300	519
Mellon Financial Corp. 7,900	219
Merrill Lynch & Co., Inc. 18,840	1,016
Morgan Stanley 22,400	1,179
Northern Trust Corp. 4,110	185
Principal Financial Group, Inc. 5,900	231
• Providian Financial Corp. 6,000	100
State Street Corp. 6,800	314
	14,482

Energy 8.1%

■ Amerada Hess Corp. 1,720	161
Anadarko Petroleum Corp. 4,788	350
Apache Corp. 6,670	375
Ashland, Inc. 1,400	94
Burlington Resources, Inc. 8,000	389
▲❻ ChevronTexaco Corp. 39,804	2,070
ConocoPhillips 14,082	1,476
Devon Energy Corp. 9,700	438
El Paso Corp. 13,173	132
EOG Resources, Inc. 4,800	228
■ Kerr-McGee Corp. 3,100	241
Kinder Morgan, Inc. 2,215	169
Marathon Oil Corp. 7,000	326
• Nabors Industries Ltd. 2,860	154
• National-Oilwell Varco, Inc. 3,000	119
Noble Corp. 2,900	148
Occidental Petroleum Corp. 8,100	559
Rowan Cos., Inc. 2,100	56

Security and Number of Shares	Value ($ x 1,000)
Sunoco, Inc. 1,400	139
• Transocean, Inc. 6,096	283
Unocal Corp. 5,300	289
Valero Energy Corp. 5,300	363
Williams Cos., Inc. 11,400	194
	8,753

Food & Staples Retailing 1.3%

■ Albertson's, Inc. 7,138	141
■ Costco Wholesale Corp. 9,560	388
CVS Corp. 7,800	402
■• Kroger Co. 15,200	240
• Safeway, Inc. 9,200	196
Supervalu, Inc. 2,800	89
	1,456

Food Beverage & Tobacco 1.2%

Archer-Daniels-Midland Co. 11,715	211
Coca-Cola Enterprises, Inc. 7,140	145
ConAgra Foods, Inc. 10,400	278
General Mills, Inc. 7,500	370
Molson Coors Brewing Co., Class B 1,600	99
Reynolds American, Inc. 2,350	183
	1,286

Health Care Equipment & Services 3.8%

Aetna, Inc. 5,560	408
AmerisourceBergen Corp. 2,240	137
Cardinal Health, Inc. 8,770	487
• Caremark Rx, Inc. 9,443	378
CIGNA Corp. 2,460	226
• Fisher Scientific International, Inc. 2,200	131
■ HCA, Inc. 8,200	458
■ Health Management Associates, Inc., Class A 4,700	116
■• Humana, Inc. 3,400	118
• Laboratory Corp. of America Holdings 2,730	135
Manor Care, Inc. 1,800	60
McKesson Corp. 6,200	230
• Medco Health Solutions, Inc. 5,290	270

Security and Number of Shares	Value ($ x 1,000)
• Tenet Healthcare Corp. 9,800	117
• Thermo Electron Corp. 3,100	78
• WellPoint, Inc. 6,129	783
	4,132

Hotels Restaurants & Leisure 1.6%

■ Carnival Corp. 10,660	521
Hilton Hotels Corp. 7,900	173
McDonald's Corp. 25,800	756
Starwood Hotels & Resorts Worldwide, Inc. 4,200	228
Wendy's International, Inc. 2,300	99
	1,777

Household & Personal Products 0.1%

Alberto-Culver Co., Class B 1,800	**80**

Insurance 8.0%

ACE Ltd. 5,700	245
AFLAC, Inc. 9,700	394
The Allstate Corp. 13,750	772
AMBAC Financial Group, Inc. 2,200	147
▲❹ American International Group, Inc. 52,738	2,682
AON Corp. 6,250	130
Chubb Corp. 3,600	294
Cincinnati Financial Corp. 3,612	145
Hartford Financial Services Group, Inc. 5,700	412
Jefferson-Pilot Corp. 2,600	131
Lincoln National Corp. 3,600	162
Loews Corp. 3,030	215
Marsh & McLennan Cos., Inc. 10,800	303
MBIA, Inc. 2,950	155
Metlife, Inc. 13,838	538
The Progressive Corp. 4,050	370
Prudential Financial, Inc. 9,800	560
Safeco Corp. 2,500	132
The St. Paul Travelers Cos., Inc. 13,740	492
Torchmark Corp. 2,100	112
■ UnumProvident Corp. 5,849	98
XL Capital Ltd., Class A 2,900	204
	8,693

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Materials 3.4%	
Air Products & Chemicals, Inc. 4,600	270
Alcoa, Inc. 17,832	517
Bemis Co. 2,300	63
Engelhard Corp. 2,300	70
■ Georgia-Pacific Corp. 5,210	179
Great Lakes Chemical Corp. 900	28
International Paper Co. 9,915	340
Louisiana-Pacific Corp. 2,300	57
MeadWestvaco Corp. 4,146	122
Monsanto Co. 5,500	322
Newmont Mining Corp. 9,100	346
■ Nucor Corp. 3,200	163
Phelps Dodge Corp. 1,920	165
PPG Industries, Inc. 3,200	216
Rohm & Haas Co. 3,635	159
Temple-Inland, Inc. 2,200	74
United States Steel Corp. 2,400	103
Vulcan Materials Co. 2,200	117
Weyerhaeuser Co. 5,000	343
	3,654
Media 6.7%	
Clear Channel Communications, Inc. 10,669	341
• Comcast Corp., Class A 44,783	1,438
Gannett Co., Inc. 5,080	391
• Interpublic Group of Cos., Inc. 8,200	106
• News Corp, Inc., Class A 54,000	825
• Time Warner, Inc. 86,850	1,460
Tribune Co. 6,030	233
• Univision Communications, Inc., Class A 5,910	155
Viacom, Inc., Class B 34,521	1,195
The Walt Disney Co. 41,450	1,094
	7,238
Pharmaceuticals & Biotechnology 4.3%	
• Biogen Idec, Inc. 6,100	221
• Chiron Corp. 2,980	102
• King Pharmaceuticals, Inc. 5,500	44
Mylan Laboratories, Inc. 4,900	81

Security and Number of Shares	Value ($ x 1,000)
❷ Pfizer, Inc. 151,060	4,104
• Watson Pharmaceuticals, Inc. 2,500	75
	4,627
Real Estate 0.9%	
■ Apartment Investment & Management Co., Class A 2,000	76
■ Archstone-Smith Trust 4,000	144
Equity Office Properties Trust 8,200	258
Equity Residential 5,800	199
Plum Creek Timber Co., Inc. 3,600	124
ProLogis 3,800	151
	952
Retailing 2.0%	
• Autonation, Inc. 4,570	84
■• Big Lots, Inc. 1,800	18
■ Circuit City Stores, Inc. 4,100	65
Dillards, Inc., Class A 1,430	33
Federated Department Stores, Inc. 3,500	201
Genuine Parts Co. 3,600	154
J.C. Penney Co., Inc. Holding Co. 5,380	255
• Kohl's Corp. 6,590	314
Limitedbrands 8,188	178
The May Department Stores Co. 5,700	200
Nordstrom, Inc. 2,350	120
• Office Depot, Inc. 6,400	125
■ OfficeMax, Inc. 1,900	62
• Sears Holdings Corp. 1,353	183
Tiffany & Co. 2,700	81
• Toys 'R' Us, Inc. 4,350	110
	2,183
Semiconductors & Semiconductor Equipment 2.1%	
• Advanced Micro Devices, Inc. 7,900	113
• Applied Materials, Inc. 33,770	502
• Applied Micro Circuits Corp. 5,200	14
• Freescale Semiconductor, Inc., Class B 7,955	150
■• KLA-Tencor Corp. 4,000	156
• LSI Logic Corp. 7,700	41
■• Micron Technology, Inc. 12,600	123
National Semiconductor Corp. 7,500	143

Security and Number of Shares	Value ($ x 1,000)
■• Novellus Systems, Inc. 3,000	70
• Nvidia Corp. 3,200	70
• Teradyne, Inc. 4,000	44
Texas Instruments, Inc. 34,850	870
	2,296
Software & Services 1.3%	
■• Affiliated Computer Services, Inc., Class A 2,558	122
• BMC Software, Inc. 4,400	71
• Computer Sciences Corp. 3,800	165
• Convergys Corp. 3,000	39
Electronic Data Systems Corp. 10,500	203
• Fiserv, Inc. 4,000	169
• Novell, Inc. 7,500	44
Sabre Holdings Corp., Class A 2,700	53
• Siebel Systems, Inc. 10,600	96
• SunGard Data Systems, Inc. 5,700	191
• Unisys Corp. 6,800	44
• Veritas Software Corp. 8,900	183
	1,380
Technology Hardware & Equipment 3.7%	
• ADC Telecommunications, Inc. 19,600	44
■• Agilent Technologies, Inc. 8,750	182
• Andrew Corp. 3,000	37
• CIENA Corp. 11,100	26
• Comverse Technology, Inc. 4,000	91
• EMC Corp. 49,100	644
Hewlett-Packard Co. 58,628	1,200
• Jabil Circuit, Inc. 4,009	111
• JDS Uniphase Corp. 27,500	41
Molex, Inc. 2,900	74
Motorola, Inc. 49,985	767
• NCR Corp. 3,500	116
• Sanmina — SCI Corp. 10,300	41
• Solectron Corp. 20,000	66
• Sun Microsystems, Inc. 69,000	250
Tektronix, Inc. 2,000	43
• Tellabs, Inc. 9,400	73
• Xerox Corp. 18,300	242
	4,048

Security and Number of Shares	Value ($ x 1,000)
Telecommunication Services 5.6%	
■ Alltel Corp. 6,300	359
AT&T Corp. 16,252	311
BellSouth Corp. 37,080	982
CenturyTel, Inc. 2,900	89
■ Citizens Communications Co. 6,948	88
⑨• SBC Communications, Inc. 66,880	1,592
■ Sprint Corp. (FON Group) 30,200	672
⑧ Verizon Communications, Inc. 56,080	2,008
	6,101
Transportation 1.8%	
Burlington Northern Santa Fe Corp. 7,700	371
CSX Corp. 4,100	165
FedEx Corp. 6,200	527
Norfolk Southern Corp. 8,100	254
Ryder Systems, Inc. 1,300	48
Southwest Airlines Co. 14,300	213
Union Pacific Corp. 5,300	339
	1,917
Utilities 5.9%	
■• Allegheny Energy, Inc. 2,900	71
Ameren Corp. 3,950	204
American Electric Power Co., Inc. 7,760	273
■• Calpine Corp. 8,400	15
Cinergy Corp. 3,700	147
• CMS Energy Corp. 4,000	52
■ Consolidated Edison, Inc. 4,910	212
Constellation Energy Group, Inc. 3,600	189
Dominion Resources, Inc. 6,448	486
DTE Energy Co. 3,500	161
Duke Energy Corp. 17,690	516
■• Dynegy, Inc., Class A 7,500	25
Edison International 6,700	243
Entergy Corp. 4,310	316
Exelon Corp. 13,700	678
■ FirstEnergy Corp. 6,722	293
FPL Group, Inc. 7,600	310
KeySpan Corp. 3,300	125
Nicor, Inc. 800	30
NiSource, Inc. 5,515	128

See financial notes.   31

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Peoples Energy Corp. 700	28
■• PG&E Corp. 7,300	253
Pinnacle West Capital Corp. 1,900	80
PPL Corp. 3,700	201
Progress Energy, Inc. 4,906	206
Public Service Enterprise Group, Inc. 4,900	285
Sempra Energy 4,800	194
The Southern Co. 15,040	496
TECO Energy, Inc. 4,100	68
Xcel Energy, Inc. 8,210	141
	6,426

Short -Term Investment 1.1% of net assets	
Provident Institutional TempFund 1,242,969	**1,243**

Security Rate, Maturity Date	Face Amount ($ x 1,000)

U.S. Treasury Obligations 0.1% of net assets	
▲ U.S. Treasury Bills 2.73%-2.75%, 06/16/05 70	**70**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.5% of net assets		
Commercial Paper & Other Corporate Obligations 1.6%		
Bank of America Corp. 2.80%, 05/02/05	456	456
Canadian Imperial Bank of Commerce/New York 1.72%, 05/25/05	78	78
Fortis Bank NY 1.78%, 06/06/05	161	161
2.06%, 06/08/05	7	7
Skandinav Enskilda Bank 2.94%, 05/17/05	591	591
Societe Generale 2.91%, 05/16/05	453	453
		1,746
Short-Term Investments 4.9%		
KBC Bank, TIme Deposit 2.95%, 05/02/05	306	306

Security and Number of Shares		
Institutional Money Market Trust 4,944,821		4,945
		5,251

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 06/17/05	20	1,159	**6**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $6,758 of securities on loan)	$107,785
Collateral invested for securities on loan	6,997
Receivables:	
Fund shares sold	482
Dividends	217
Due from broker for futures	15
Income from securities on loan	1
Prepaid expenses	+ 12
Total assets	**115,509**

Liabilities

Collateral invested for securities on loan	6,997
Payables:	
Fund shares redeemed	180
Transfer agent and shareholder service fees	1
Trustees' fees	1
Accrued expenses	+ 29
Total liabilities	**7,208**

Net Assets

Total assets	115,509
Total liabilities	− 7,208
Net assets	**$108,301**

Net Assets by Source

Capital received from investors	127,549
Net investment income not yet distributed	738
Net realized capital losses	(29,072)
Net unrealized capital gains	9,086

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$108,301		10,933		$9.91

Unless stated, all numbers x 1,000.

The fund paid $98,705 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$17,040
Sales/maturities	$17,752

The fund's total security transactions with other Schwab Funds® during the period were $1,521.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$100,206
Net unrealized gains and losses:	
Gains	$21,055
Losses	+ (13,476)
	$7,579

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$1,427
Long-term capital gains	$—
Capital losses utilized	$1,252

Unused capital losses:

Expires 10/31 of:	Loss amount
2010	$24,705
2011	+ 6,374
	$31,079

See financial notes.   33

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$1,212
Interest	19
Securities on loan	+ 6
Total investment income	**1,237**

Net Realized Gains and Losses

Net realized gains on investments	3,517
Net realized gains on futures contracts	+ 169
Net realized gains	**3,686**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(913)
Net unrealized losses on futures contracts	+ (7)
Net unrealized losses	**(920)**

Expenses

Investment adviser and administrator fees	113
Transfer agent and shareholder service fees	57
Trustees' fees	4
Custodian fees	12
Portfolio accounting fees	7
Professional fees	12
Registration fees	10
Shareholder reports	12
Other expenses	+ 6
Total expenses	233
Expense reduction	− 91
Net expenses	**142**

Increase in Net Assets from Operations

Total investment income	1,237
Net expenses	− 142
Net investment income	**1,095**
Net realized gains	3,686
Net unrealized losses	+ (920)
Increase in net assets from operations	**$3,861**

Calculated as a percentage of average daily net assets: 0.20% of the first $1 billion and 0.18% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $90 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, to 0.25% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $2,766.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/04-4/30/05	11/1/03-10/31/04
Net investment income		$1,095	$1,687
Net realized gains		3,686	1,485
Net unrealized gains or losses	+	(920)	8,575
Increase in net assets from operations		**3,861**	**11,747**

Distributions Paid

Dividends from net investment income	**$1,784**	**$1,357**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$1,357
Long-term capital gains	$–

Transactions in Fund Shares

		11/1/04-4/30/05		11/1/03-10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		1,686	$17,122	4,232	$39,448
Shares reinvested		154	1,553	132	1,154
Shares redeemed	+	(1,996)	(20,176)	(2,432)	(22,547)
Net transactions in fund shares		**(156)**	**($1,501)**	**1,932**	**$18,055**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days the fund charges a 2.00% redemption fee.

Current period	$9
Prior period	$11

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

		11/1/04-4/30/05		11/1/03-10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		11,089	$107,725	9,157	$79,280
Total increase or decrease	+	(156)	576	1,932	28,445
End of period		**10,933**	**$108,301**	**11,089**	**$107,725**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $738 and $1,427 at the end of the current period and prior period, respectively.

See financial notes.

Schwab Institutional Select® Small-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.78	12.55	9.50	10.82	11.23	9.89
Income or loss from investment operations:						
Net investment income	0.07	0.16	0.11	0.10	0.09	0.09
Net realized and unrealized gains or losses	0.39	2.18	3.04	(0.32)	0.32	1.74
Total income or loss from investment operations	0.46	2.34	3.15	(0.22)	0.41	1.83
Less distributions:						
Dividends from net investment income	(0.17)	(0.11)	(0.10)	(0.10)	(0.08)	(0.09)
Distributions from net realized gains	(1.30)	–	–	(1.00)	(0.74)	(0.40)
Total distributions	(1.47)	(0.11)	(0.10)	(1.10)	(0.82)	(0.49)
Net asset value at end of period	13.77	14.78	12.55	9.50	10.82	11.23
Total return (%)	2.59[1]	18.76	33.52	(3.32)	4.14	19.42
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.32[2]	0.32	0.32	0.33[3]	0.32	0.28[4]
Gross operating expenses	0.56[2]	0.58	0.63	0.61	0.61	0.66
Net investment income	0.86[2]	1.15	0.95	0.81	0.87	0.94
Portfolio turnover rate	16[1]	40	36	56	69	71
Net assets, end of period ($ x 1,000,000)	39	42	36	37	47	39

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.32% if interest expense had not been included.

[4] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ This security or a portion of this security is on loan

◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.1%	Common Stock	32,152	39,090
0.5%	Short-Term Investment	174	174
0.2%	U.S. Treasury Obligation	80	80
99.8%	Total Investments	32,406	39,344
7.1%	Collateral Invested for Securities on Loan	2,797	2,797
(6.9)%	Other Assets and Liabilities, Net		(2,702)
100.0%	Total Net Assets		39,439

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.1% of net assets

Automobiles & Components 0.5%

Coachmen Industries, Inc.	2,300	27
Monaco Coach Corp.	5,100	72

Security and Number of Shares		Value ($ x 1,000)
Standard Motor Products, Inc.	3,400	31
Superior Industries International, Inc.	3,500	71
		201

Banks 9.9%

Anchor Bancorp Wisconsin, Inc.	4,000	106
• BankUnited Financial Corp., Class A	5,100	122
Boston Private Financial Holdings, Inc.	4,300	96
■▲ Brookline Bancorp, Inc.	9,200	138
▲ Chittenden Corp.	7,450	187
▲ Commercial Federal Corp.	6,800	177
Community Bank System, Inc.	4,700	104
Dime Community Bancshares, Inc.	5,700	84
▲ Downey Financial Corp.	4,600	298
First Republic Bank	4,350	136
• FirstFed Financial Corp.	2,700	137
▲ Flagstar Bancorp., Inc.	8,000	152
▲ Fremont General Corp.	13,500	293
Gold Banc Corp., Inc.	7,000	97
Irwin Financial Corp.	4,900	98
▲ MAF Bancorp., Inc.	5,400	218
Provident Bankshares Corp.	5,305	155
Riggs National Corp.	4,900	96
❾ The South Financial Group, Inc.	12,200	322
Sterling Bancshares, Inc. Texas	7,800	105
• Sterling Financial Corp. Washington	4,000	131
Susquehanna Bancshares, Inc.	7,700	162
Umpqua Holdings Corp.	7,300	162
▲❽ Whitney Holding Corp.	7,250	328
		3,904

Capital Goods 13.1%

A.O. Smith Corp., Class B	5,000	142
▲• AAR Corp.	4,800	71
▲ Albany International Corp., Class A	5,500	172
Apogee Enterprises, Inc.	4,400	57

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Applied Industrial Technologies, Inc. 5,250	146
•Astec Industries, Inc. 3,100	72
Barnes Group, Inc. 3,700	106
Briggs & Stratton Corp. 8,200	265
C&D Technologies, Inc. 3,900	27
Cubic Corp. 4,200	74
Curtiss-Wright Corp. 3,200	173
•DRS Technologies, Inc. 4,600	204
•EMCOR Group, Inc. 2,500	112
•Esterline Technologies Corp. 3,700	120
•Gardner Denver, Inc. 3,400	124
•Griffon Corp. 4,800	92
▲Hughes Supply, Inc. 11,400	298
•Insituform Technologies, Inc., Class A 4,200	63
Kaman Corp., Class A 3,300	43
Lennox International, Inc. 10,112	198
•Lydall, Inc. 2,000	18
▲•Magnetek, Inc. 4,100	15
•Moog, Inc., Class A 6,750	201
Mueller Industries, Inc. 6,100	158
Regal Beloit Corp. 5,000	132
Robbins & Myers, Inc. 2,100	46
•The Shaw Group, Inc. 10,600	192
Standex International Corp. 2,000	52
Stewart & Stevenson Services, Inc. 5,200	125
Thomas Industries, Inc. 2,900	114
❺ The Timken Co. 15,300	380
Tredegar Corp. 6,500	106
•Triumph Group, Inc. 2,300	72
Universal Forest Products, Inc. 2,600	99
•URS Corp. 7,300	224
Valmont Industries, Inc. 3,700	86
•Vicor Corp. 6,700	79
Watsco, Inc. 4,400	191
Watts Water Technologies, Inc., Class A 5,100	159
•Wolverine Tube, Inc. 2,100	14
Woodward Governor Co. 2,000	141
	5,163

Security and Number of Shares	Value ($ x 1,000)
Commercial Services & Supplies 5.2%	
ABM Industries, Inc. 7,900	144
Angelica Corp. 1,400	38
Bowne & Co., Inc. 5,400	70
CDI Corp. 3,100	69
Central Parking Corp. 6,100	100
•Consolidated Graphics, Inc. 2,200	101
G&K Services, Inc., Class A 3,600	138
•Imagistics International, Inc. 2,400	64
•Insurance Auto Auctions, Inc. 1,900	54
▶•Mascotech Escrow 8,900	–
•Mobile Mini, Inc. 2,300	81
•NCO Group, Inc. 5,500	102
•On Assignment, Inc. 3,000	13
•PRG-Schultz International, Inc. 9,100	43
•School Specialty, Inc. 3,500	130
•SOURCECORP, Inc. 2,600	46
•Spherion Corp. 9,300	52
The Standard Register Co. 4,800	60
•Tetra Tech, Inc. 8,900	94
•United Stationers, Inc. 5,200	219
Viad Corp. 3,500	90
•Volt Information Sciences, Inc. 2,800	55
•Waste Connections, Inc. 8,050	284
	2,047
Consumer Durables & Apparel 4.7%	
Action Performance Cos., Inc. 2,900	31
▲•Applica, Inc. 3,800	9
▲•Ashworth, Inc. 2,400	26
Bassett Furniture Industries, Inc. 1,900	37
Brown Shoe Co., Inc. 3,000	93
•Department 56, Inc. 2,600	34
▲•Enesco Group, Inc. 1,900	11
Fedders Corp. 4,000	8
Haggar Corp. 1,200	23
▲•Jakks Pacific, Inc. 4,200	79
•K2, Inc. 7,500	95
Kellwood Co. 4,400	112
■La-Z-Boy, Inc. 8,500	101
Libbey, Inc. 2,000	35

Security and Number of Shares	Value ($ x 1,000)
■❷ MDC Holdings, Inc. 6,739	441
▲• Meade Instruments Corp. 1,700	5
National Presto Industries, Inc. 1,000	39
Russ Berrie & Co., Inc. 3,600	47
Russell Corp. 5,400	95
Skyline Corp. 1,500	54
▲❹ Standard-Pacific Corp. 5,400	387
Stride Rite Corp. 6,100	74
Sturm Ruger & Co., Inc. 4,600	30
	1,866
Diversified Financials 1.2%	
Cash America International, Inc. 4,700	70
Financial Federal Corp. 2,900	102
• Investment Technology Group, Inc. 7,000	133
• Piper Jaffray Cos. 3,100	86
• Rewards Network, Inc. 4,500	22
SWS Group, Inc. 2,697	40
	453
Energy 3.8%	
• Dril-Quip, Inc. 3,200	93
• Input/Output, Inc. 11,800	71
• Maverick Tube Corp. 7,000	204
• Oceaneering International, Inc. 3,900	128
• Offshore Logistics, Inc. 3,700	107
• Seacor Holdings, Inc. 2,700	154
• Spinnaker Exploration Co. 5,500	176
• Stone Energy Corp. 4,400	198
• Swift Energy Co. 4,400	116
• Veritas DGC, Inc. 5,500	141
• W-H Energy Services, Inc. 4,400	97
	1,485
Food & Staples Retailing 1.9%	
Casey's General Stores, Inc. 8,300	140
■• Great Atlantic & Pacific Tea Co. 6,300	99
■▲ Longs Drug Stores Corp. 6,500	236
▲ Nash Finch Co. 2,400	85
• Performance Food Group Co. 7,600	204
	764

Security and Number of Shares	Value ($ x 1,000)
Food Beverage & Tobacco 1.9%	
■ American Italian Pasta Co., Class A 2,700	64
▲ Corn Products International, Inc. 12,400	273
DIMON, Inc. 7,400	44
Flowers Foods, Inc. 7,100	205
• Hain Celestial Group, Inc. 5,900	105
• J & J Snack Foods Corp. 1,400	68
	759
Health Care Equipment & Services 7.8%	
▲•❻ Accredo Health, Inc. 8,100	367
Analogic Corp. 2,500	104
Chemed Corp. 2,000	142
• Conmed Corp. 5,300	158
• Cross Country Healthcare, Inc. 5,700	92
Datascope Corp. 2,300	66
• DJ Orthopedics, Inc. 3,700	93
• Gentiva Health Services, Inc. 4,100	80
Hooper Holmes, Inc. 10,400	38
• ICU Medical, Inc. 2,000	71
▲ Invacare Corp. 5,100	209
• LifePoint Hospitals, Inc. 2,391	106
NDCHealth Corp. 5,700	87
■• OCA, Inc. 8,100	33
▲• Osteotech, Inc. 1,400	4
▲ Owens & Minor, Inc. 6,300	183
• Parexel International Corp. 4,500	82
▲• Pediatrix Medical Group, Inc. 3,500	238
• Priority Healthcare Corp., Class B 7,200	164
• RehabCare Group, Inc. 2,600	78
• Sunrise Senior Living, Inc. 3,600	184
• Theragenics Corp. 3,600	13
• United Surgical Partners International, Inc. 5,000	221
• Viasys Healthcare, Inc. 5,000	106
Vital Signs, Inc. 2,200	90
• Wilson Greatbatch Technologies, Inc. 3,400	65
	3,074

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Hotels Restaurants & Leisure 2.7%	
■• Aztar Corp. 5,800	158
• Jack in the Box, Inc. 6,500	238
Landry's Restaurants, Inc. 4,100	107
Lone Star Steakhouse & Saloon, Inc. 3,059	87
The Marcus Corp. 5,100	98
• Multimedia Games, Inc. 4,800	38
• O'Charleys, Inc. 3,300	66
• Pinnacle Entertainment, Inc. 6,000	91
• Ryan's Restaurant Group, Inc. 6,800	86
• The Steak N Shake Co. 4,400	79
	1,048
Insurance 4.2%	
Delphi Financial Group, Inc., Class A 5,467	227
Infinity Property & Casualty Corp. 3,000	97
■▲ Landamerica Financial Group, Inc. 3,300	164
Presidential Life Corp. 5,400	78
• ProAssurance Corp. 5,000	188
RLI Corp. 4,400	189
▲• SCPIE Holdings, Inc. 900	10
Selective Insurance Group, Inc. 4,700	207
Stewart Information Services Corp. 3,100	112
UICI 8,000	186
Zenith National Insurance Corp. 3,500	201
	1,659
Materials 7.5%	
A. Schulman, Inc. 4,900	82
▲• A.M. Castle & Co. 2,700	32
• Aleris International, Inc. 4,619	99
▲ Aptargroup, Inc. 6,300	304
▲ Arch Chemicals, Inc. 4,200	108
• Brush Engineered Materials, Inc. 3,100	44
• Buckeye Technologies, Inc. 6,300	50
▲ Cambrex Corp. 4,400	84
• Caraustar Industries, Inc. 5,100	46
Carpenter Technology Corp. 4,200	232

Security and Number of Shares	Value ($ x 1,000)
• Century Aluminum Co. 5,300	124
Chesapeake Corp. 3,000	58
■ Commercial Metals Co. 9,500	242
H.B. Fuller Co. 4,800	146
▲• Material Sciences Corp. 2,100	26
Myers Industries, Inc. 6,050	58
▲• OM Group, Inc. 4,600	101
Penford Corp. 1,200	17
• PolyOne Corp. 14,800	114
▲ Pope & Talbot, Inc. 2,700	35
Quaker Chemical Corp. 1,300	25
Quanex Corp. 4,350	220
Reliance Steel & Aluminum Co. 5,300	200
Rock-Tennessee Co., Class A 5,800	59
• RTI International Metals, Inc. 3,900	88
Ryerson Tull, Inc. 3,900	41
Schweitzer-Mauduit International, Inc. 2,400	70
Steel Technologies, Inc. 1,900	36
Texas Industries, Inc. 3,700	171
Wellman, Inc. 5,500	59
	2,971
Media 0.1%	
• 4Kids Entertainment, Inc. 2,500	**50**
Pharmaceuticals & Biotechnology 0.4%	
Alpharma, Inc., Class A 8,900	84
▲• Arqule, Inc. 3,700	19
■• Bradley Pharmaceuticals, Inc. 2,300	21
• Savient Pharmaceuticals, Inc. 8,400	23
	147
Real Estate 4.6%	
Capital Automotive Real Estate Investment Trust 6,500	221
▲ Colonial Properties Trust 4,400	170
Commercial Net Lease Realty 8,600	163
CRT Properties, Inc. 4,600	106
Entertainment Properties Trust 4,100	177
Gables Residential Trust 5,000	183
Glenborough Realty Trust, Inc. 5,400	111
Lexington Corp. Properties Trust 8,000	184

Security and Number of Shares	Value ($ x 1,000)
Parkway Properties, Inc. 2,000	91
▲⑩ Shurgard Storage Centers, Inc., Class A 7,600	318
Sovran Self Storage, Inc. 2,500	107
	1,831

Retailing 6.5%

Security and Number of Shares	Value ($ x 1,000)
Building Material Holding Corp. 2,100	115
▲ Burlington Coat Factory Warehouse Corp. 5,400	149
• The Dress Barn, Inc. 5,000	86
Fred's, Inc. 6,600	95
• Gamestop Corp., Class B 8,200	191
Goody's Family Clothing, Inc. 5,300	44
• Group 1 Automotive, Inc. 3,800	96
• The Gymboree Corp. 5,100	58
Hancock Fabrics, Inc. 2,300	14
Haverty Furniture Cos., Inc. 3,900	56
• Insight Enterprises, Inc. 8,000	145
• The J. Jill Group, Inc. 3,500	44
▲• Jo-Ann Stores, Inc. 3,610	91
■• Linens 'N Things, Inc. 7,500	175
• The Men's Wearhouse, Inc. 6,300	260
Movie Gallery, Inc. 5,200	141
Pep Boys-Manny, Moe & Jack 9,400	133
• ShopKo Stores, Inc. 5,000	120
Sonic Automotive, Inc. 6,800	134
• Stage Stores, Inc. 2,800	106
• TBC Corp. 3,600	94
• Zale Corp. 8,600	232
	2,579

Semiconductors & Semiconductor Equipment 4.0%

Security and Number of Shares	Value ($ x 1,000)
• Actel Corp. 4,100	58
• Advanced Energy Industries, Inc. 4,900	52
▲• Alliance Semiconductor Corp. 5,300	8
• Axcelis Technologies, Inc. 16,500	102
• Brooks Automation, Inc. 8,000	103
Cohu, Inc. 3,200	57
■• Cymer, Inc. 5,500	136
• DSP Group, Inc. 4,700	113
• ESS Technology, Inc. 5,600	22
• Exar Corp. 7,000	89

Security and Number of Shares	Value ($ x 1,000)
• FEI Co. 6,000	108
• Kopin Corp. 12,100	37
• Pericom Semiconductor Corp. 4,300	36
• Photronics, Inc. 5,700	91
• Rudolph Technologies, Inc. 2,700	35
▲• Skyworks Solutions, Inc. 25,700	135
• Standard Microsystems Corp. 2,700	38
• Ultratech Stepper, Inc. 3,600	57
• Varian Semiconductor Equipment Associates, Inc. 6,000	224
• Veeco Instruments, Inc. 5,100	68
	1,569

Software & Services 2.7%

Security and Number of Shares	Value ($ x 1,000)
• Captaris, Inc. 5,000	18
• Ciber, Inc. 9,900	77
• Concord Communications, Inc. 3,500	58
• Digital Insight Corp. 6,100	122
• EPIQ Systems, Inc. 2,600	39
• FindWhat.com 4,800	40
• Intrado, Inc. 3,000	38
• JDA Software Group, Inc. 4,400	45
• Mapinfo Corp. 3,500	40
• MAXIMUS, Inc. 3,600	111
• MRO Software, Inc. 4,300	55
• NYFIX, Inc. 4,800	25
• Pegasus Solutions, Inc. 3,400	36
• Phoenix Technologies Ltd. 3,800	31
• Radiant Systems, Inc. 4,500	39
• SPSS, Inc. 3,000	48
■• THQ, Inc. 6,600	167
• Verity, Inc. 6,500	53
	1,042

Technology Hardware & Equipment 6.3%

Security and Number of Shares	Value ($ x 1,000)
▲• Adaptec, Inc. 18,700	68
• Aeroflex, Inc. 12,000	95
Agilysys, Inc. 5,700	75
• Anixter International, Inc. 6,200	229
• Audiovox Corp., Class A 3,400	46
Bel Fuse, Inc., Class B 2,000	54
■ Belden CDT, Inc. 7,625	140
▲• Bell Microproducts, Inc. 4,200	34

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
▲•Benchmark Electronics, Inc. 6,650	180
Black Box Corp. 2,700	88
•Brooktrout, Inc. 2,500	25
•C-COR.net Corp. 8,000	53
•Checkpoint Systems, Inc. 6,500	103
•Coherent, Inc. 5,400	173
CTS Corp. 5,700	60
•Electro Scientific Industries, Inc. 4,600	76
•Gerber Scientific, Inc. 4,000	28
■•Hutchinson Technology, Inc. 4,400	163
•Itron, Inc. 3,400	123
Methode Electronics, Class A 5,900	66
•Network Equipment Technologies, Inc. 3,900	20
Park Electrochemical Corp. 3,300	73
•Paxar Corp. 6,900	124
•PC-Tel, Inc. 3,500	25
•Photon Dynamics, Inc. 2,700	52
•Pinnacle Systems, Inc. 11,200	56
•Planar Systems, Inc. 1,800	14
•Radisys Corp. 3,200	45
•SBS Technologies, Inc. 3,000	28
•Symmetricom, Inc. 7,600	78
•Technitrol, Inc. 7,000	91
•Tollgrade Communications, Inc. 2,200	16
	2,501

Telecommunication Services 0.2%

Security and Number of Shares	Value ($ x 1,000)
•Boston Communications Group 3,300	18
•General Communication, Inc., Class A 9,100	77
	95

Transportation 2.0%

Security and Number of Shares	Value ($ x 1,000)
▲Arkansas Best Corp. 4,100	129
•Frontier Airlines, Inc. 6,100	59
▲•Kansas City Southern Railway 10,600	201
■•Mesa Air Group, Inc. 5,500	29
■SkyWest, Inc. 9,100	165
■USF Corp. 4,600	196
	779

Utilities 7.9%

Security and Number of Shares	Value ($ x 1,000)
▲Allete, Inc. 5,100	213
American States Water Co. 2,800	71
▲❼Atmos Energy Corp. 12,700	334
▲Avista Corp. 8,100	136
Cascade Natural Gas Corp. 1,600	30
Central Vermont Public Service Corp. 2,200	46
CH Energy Group, Inc. 2,500	107
Cleco Corp. 8,200	167
•El Paso Electric Co. 8,200	160
▲Green Mountain Power Corp. 900	27
The Laclede Group, Inc. 3,500	96
Northwest Natural Gas Co. 4,400	156
Piedmont Natural Gas Co. 12,800	294
•❸Southern Union Co. 16,575	397
Southwest Gas Corp. 5,700	139
❶UGI Corp. 8,800	442
UIL Holdings Corp. 2,200	113
Unisource Energy Corp. 5,600	175
	3,103

Short-Term Investment
0.5% of net assets

		Value ($ x 1,000)
Provident Institutional TempFund 173,866		**174**

Security Rate, Maturity Date		Face Amount ($ x 1,000)

U.S. Treasury Obligation
0.2% of net assets

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▲U.S. Treasury Bill 2.73%, 06/16/05	80	**80**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 7.1% of net assets		
Commercial Paper & Other Corporate Obligation 0.4%		
Skandinav Enskilda Bank 2.94%, 05/17/05	167	**167**
Short-Term Investments 6.7%		
KBC Bank, TIme Deposit 2.95%, 05/02/05	138	138
Security and Number of Shares		
Institutional Money Market Trust 2,491,866		2,492
		2,630

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
Russell 2000 Index e-mini, Long Expires 06/17/05	4	232	**(17)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (Including $2,662 of securities on loan)	$39,344
Collateral invested for securities on loan	2,797
Receivables:	
Fund shares sold	86
Interest	1
Dividends	30
Investments sold	2
Due from brokers for futures	3
Income from securities on loan	1
Prepaid expenses	+ 8
Total assets	**42,272**

The fund paid $32,406 for these securities.

Includes securities valued at fair value worth $0 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities , the fund's security transactions during the period were:

Purchases	$6,911
Sales/maturities	$9,497

Liabilities

Collateral invested for securities on loan	2,797
Payables:	
Fund shares redeemed	16
Trustees' fees	1
Accrued expenses	+ 19
Total liabilities	**2,833**

Net Assets

Total assets	42,272
Total liabilities	− 2,833
Net assets	**$39,439**

Net Assets by Source

Capital received from investors	29,789
Net investment income not yet distributed	102
Net realized capital gains	2,627
Net unrealized capital gains	6,921

These derive from investments and futures.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$39,439		2,864		$13.77

Federal Tax Data

Portfolio cost	$32,692

Net unrealized gains and losses:	
Gains	$9,881
Losses	+ (3,229)
	$6,652

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$1,034
Long-term capital gains	$3,033
Capital losses utilized	$826

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$243
Interest	4
Securities on loan	+ 5
Total investment income	**252**

Net Realized Gains and Losses

Net realized gains on investments	2,880
Net realized gains on futures contracts	+ 123
Net realized gains	**3,003**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(1,881)
Net unrealized losses on futures contracts	+ (36)
Net unrealized losses	**(1,917)**

Expenses

Investment adviser and administrator fees	54
Transfer agent and shareholder service fees	21
Trustees' fees	3
Custodian fees	9
Portfolio accounting fees	3
Professional fees	12
Registration fees	7
Shareholder reports	6
Other expenses	+ 5
Total expenses	120
Expense reduction	− 51
Net expenses	**69**

Increase in Net Assets from Operations

Total investment income	252
Net expenses	− 69
Net investment income	**183**
Net realized gains	3,003
Net unrealized losses	+ (1,917)
Increase in net assets from operations	**$1,269**

Calculated as a percentage of average daily net assets: 0.25% of the first $1 billion and 0.23% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $50 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, to 0.32% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $1,086.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

		11/1/04-4/30/05	11/1/03-10/31/04
Net investment income		$183	$443
Net realized gains		3,003	4,673
Net unrealized gains or losses	+	(1,917)	1,455
Increase in net assets from operations		**1,269**	**6,571**

Distributions Paid

		11/1/04-4/30/05	11/1/03-10/31/04
Dividends from net investment income		479	313
Distributions from net realized gains	+	3,668	–
Total dividends and distributions paid		**$4,147**	**$313**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$313
Long-term capital gains	$–

Transactions in Fund Shares

		11/1/04-4/30/05		11/1/03-10/31/04	
		SHARES	VALUE	SHARES	VALUE
Shares sold		248	$3,654	637	$8,882
Shares reinvested		224	3,246	18	238
Shares redeemed	+	(452)	(6,627)	(667)	(9,167)
Net transactions in fund shares		**20**	**$273**	**(12)**	**($47)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$1
Prior period	$2

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

		11/1/04-4/30/05		11/1/03-10/31/04	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		2,844	$42,044	2,856	$35,833
Total increase or decrease	+	20	(2,605)	(12)	6,211
End of period		**2,864**	**$39,439**	**2,844**	**$42,044**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $102 and $398 at the end of the current period and prior period, respectively.

 See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The

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The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Index Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice

is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The SchwabFunds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Institutional Select Large-Cap Value Fund	–	906	3.16
Schwab Institutional Select Small-Cap Value Index Fund	–	114	2.84

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Subsequent Event. On May 24, 2005, the Board of Trustees approved the closure and liquidation of the Schwab Institutional Select Large-Cap Value Index Fund and the Schwab Institutional Select Small-Cap Value Index Fund. The funds will liquidate all of their outstanding shares on July 22, 2005.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter**: valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

- **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Trustees and Officers of Schwab Capital Trust

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 4/30/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Stanford University, Special Assistant to the President, *from 1996-2001,* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Schwab Active Equity Funds

Semiannual Report

April 30, 2005

Schwab Premier Equity Fund™

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Schwab Financial Services Fund™
(formerly Financial Services Focus Fund)

Schwab Health Care Fund™
(formerly Health Care Focus Fund)

Schwab Technology Fund™
(formerly Technology Focus Fund)

charles SCHWAB

The power of Schwab Equity Ratings®. The convenience and diversification of mutual funds.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab to perform a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time I've watched the mutual fund market grow, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals.

We have designed Schwab equity funds to deliver a combination of strong performance and good value. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Dividend Equity Fund, which performed very well over the report period. The Fund is one of eight powered by Schwab Equity Ratings® and uses the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 annual stock-selection competition.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We will continue to expand the array of products and services that can help you meet your long- and short-term investment goals.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Charles Schwab

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the six months ended April 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

I'm also happy to announce that Schwab Funds has launched another fund. The Schwab Premier Equity Fund™, the newest addition to Schwab Funds' Active Equity Fund family, was launched on March 21, 2005. The Schwab Premier Equity Fund portfolio managers use a multi-cap strategy and include a variety of investment styles and asset classes, shifting between growth and value according to market conditions. The Fund also is diversified across all sectors. With this broad coverage, the Schwab Premier Equity Fund can be an integral part of a balanced, diversified portfolio that can help you reach your long-term investment goals.

In terms of value, the Schwab Premier Equity Fund, as well as other Schwab funds, offer Select Shares, a share class that has lower expenses and higher investment minimums than Investor Shares.

I speak for all of Schwab Funds when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can trust to watch out for their best interests.

I continue to look for more ways to offer you relevant choices and value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive.

The Investment Environment and the Funds

If the 2004 equity market ended with a bang, the 2005 market started with a whimper, with all the major equity indices down from their year-end highs at the end of April. For the six-month report period, however, the S&P 500® Index[1] was still up 3.28%, due to the end-of-year rally. The broader Dow Jones Wilshire 5000 Composite Index[SM2] was up 3.50% for the report period, again predominantly because of strong equity returns in November and December 2004. Small-cap stocks lost their leading position to their larger-cap cohorts, and value continued to be the favored style. Stocks were volatile and sentiment was fickle in the face of high energy prices, indications of budding inflation, and prospects of the Federal Reserve continuing to raise short-term interest rates, which it did four times during the six-month report period.

Early in the period, investors were heartened when oil prices dipped and the U.S. presidential election results were uncontested. Unfortunately, the brief respite in oil prices was short-lived and strengthening global demand for oil, particularly in the Pacific Rim, and refinery constraints at home drove crude prices to record highs, above $50 per barrel in mid-February.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 3.28% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ -0.15% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 8.71% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 0.98% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.

Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Dow Jones", "Wilshire", "The DJW 5000[SM]", "The Dow Jones Wilshire 5000[SM]" and "The Dow Jones Wilshire 5000 Composite Index[SM]" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Index[SM], is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.



Jeffrey Mortimer, CFA, at right, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.

Vivienne Hsu, CFA, at left, vice president and senior equities portfolio manager of the investment adviser, is responsible for the day-to-day co-management of the funds. Prior to joining the firm in August 2004, she worked for more than 11 years in asset management and quantitative analysis.

Larry Mano, in front, vice president and senior portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive. Consumer sentiment, however, hit a soft patch and started to weaken in 2005. First-quarter GDP came in at 3.1%, slightly below expectations and weaker than the fourth quarter, when it was 3.8%. In this environment, retail sales softened.

Despite the slowdown in the GDP, strong labor market conditions remained positive for domestic consumption. On the earnings front, fourth-quarter earnings were generally better than expected due, in part, to strong reports from companies in the Energy sector. Expectations for first-quarter earnings remained upbeat, although weaker than recent quarters, due to difficult year-over-year comparisons.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation. This productivity, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control.

While high energy prices remained a significant headwind for economic performance, they certainly helped boost oil companies' bottom lines. In fact, the strongest sector, according to S&P, was Energy, closely followed by Utilities and then Health Care. On the flip side, Information Technology was the worst performing sector over the report period, while the Consumer Discretionary sector also suffered.

Schwab Equity Ratings®, which are designed to identify companies with high-quality characteristics, performed as expected over the six-month period, with the A- and B-rated stocks outperforming the D- and F-rated ones. Equities were especially volatile during the report period, with the S&P 500 experiencing two distinct sets of up and down markets. Despite the roller coaster ride, all but one of the Funds that have six-months of performance data outperformed their respective benchmarks. The one lagging fund was the Schwab Technology Fund, which suffered along with the rest of the weak Information Technology sector.

The Schwab Core Equity Fund was up 7.47%, outperforming its benchmark, the S&P 500 Index, which was up 3.28% for the six-month period. The Fund was helped by holding mid-cap stocks, which were slightly smaller-sized relative to the benchmark. The sector that had the largest positive impact relative to the benchmark was Health Care, in which the Fund was overweight. Within Health Care, Coventry Health's performance was excellent. Other top performers for the period included Exxon and Gillette. Conversely, the sector that had the largest negative

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®. Source of Sector Classification: S&P and MSCI.

impact relative to the benchmark was Telecommunications Services, in which the Fund also was overweight. Within this sector, McAfee was a drag on returns, as investors feared that Microsoft would encroach on the company's dominant standing in the anti-virus marketplace.

The Schwab Dividend Equity Fund was up 6.42% for the six-month report period, well above its benchmark, the S&P 500 Index, which returned 3.28%. The Fund was helped, in part, by its natural value tilt, as the market favored value. Although the Fund is broad-based across capitalization size, we avoided most small-cap companies which helped performance because the large-cap stocks were stronger than their smaller-cap cohorts. Also a boon to performance was that the Fund was underweight in the floundering Information Technology sector, and overweight in Utilities, which were strong. Stocks that stood out on the upside were Altria, Kerr-McGee and Constellation Energy, a leading supplier and generator of electrical power, which benefited from the still-hot Energy sector. On the downside, toy maker, Mattel, fell as did Electronic Data Systems.

The Schwab Small-Cap Equity Fund was up 3.44%, outperforming its benchmark, the S&P SmallCap 600 Index, which was up 2.57% for the six-month period. Small-cap stocks, which had led the market prior to the report period, lost their position to their larger-cap cohorts. Nonetheless, with the help of Schwab Equity Ratings' ability to identify stocks likely to outperform the market over the next 12 months, we were able to find small-cap stocks that did well. Among them were: American Retirement, provider of senior services and housing; United Defense Industries, maker of landing craft and armored vehicles since WWII, and insurer Zenith National. Stocks that were a drag on the Fund included oil-exploration company, Meridian Resources and semiconductor manufacturer, Siliconix.

On February 28, 2005, the Schwab Hedged Equity Fund introduced an Investor Share class with an investment minimum of $2,500. Because the Investor Shares had abbreviated performance during the six-month report period, the following discussion references the Fund's Select Shares.

The Schwab Hedged Equity Fund, which was up 9.19% for the period, handily outperformed its benchmark, the S&P 500 Index, which increased 3.28% for the period. In general, the Fund selects its long positions from stocks that are rated "A" or "B" at the time of purchase and selects its short positions from stocks that are rated "D" or "F". Performance of the

Source of Sector Classification: S&P and MSCI.
The Hedged Equity Fund's long positions can decline in value at the same time the value of its shorted stocks increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Performance at a Glance

Total return for the six months ended 4/30/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Core Equity Fund™ . . **7.47%**
Benchmark **3.28%**
Fund Category[1] **3.26%**
Performance Details . . . . page 11

Schwab Dividend Equity Fund™
Investor Shares. **6.42%**
Select Shares® **6.52%**
Benchmark **3.28%**
Fund Category[1] **4.94%**
Performance Details . . . pages 13-14

Schwab Small-Cap Equity Fund™
Investor Shares. **3.44%**
Select Shares **3.50%**
Benchmark **2.57%**
Fund Category[1] **2.32%**
Performance Details . . . pages 16-17

Schwab Hedged Equity Fund™
Investor Shares[2]. **0.30%**
Select Shares. **9.19%**
Benchmark **3.28%**
Fund Category[1] **2.83%**
Performance Details . . . pages 19-20

long portfolio was strong, adding more than 3% to performance, while the short side also contributed positively. The Fund had a value tilt, which also benefited from the market favoring value during the report period. Importantly, in addition to outperforming its benchmark, the Fund did it with less market volatility during the period than its benchmark.

More specifically, the Fund benefited from having long positions in the top three performing sectors—Energy, Health Care and Utilities. Also helping the Fund's performance was good stock selection in the lagging Consumer Discretionary sector. Within this sector, owning Toys R Us, Barnes & Noble and Abercrombie & Fitch contributed positively to results, as did avoiding WalMart. On the short side, our positions in the poorly performing Information Technology sector added to performance.

The Schwab Financial Services Fund was up 3.24% for the six-month report period, outperforming the S&P 1500 SuperComposite Financial Services Index, which was up 0.55%. In terms of market capitalization, the mid-cap holdings helped slightly more than the small-cap positions hurt. The Fund was slightly overweight in the Banks and Insurance industries, which helped boost returns; however, it was Schwab Equity Ratings' rigorous stock evaluation and its ability to identify stocks likely to outperform the market over the next 12 months that helped the most. More specifically, Raymond James Financial and Compucredit Corp, both in the Diversified Financials industry were top performers. Avoiding troubled Fannie Mae, which comprised 2.8% of the benchmark during the period, also helped the Fund's performance.

The Schwab Health Care Fund, which was up 16.88% for the six-month report period was the best performing of the three sector funds, outperforming its benchmark, the S&P 1500 SuperComposite Health Care Index, which was up 10.91%. The Fund benefited from its value tilt in a market that favored value more than growth, as well as from its mid-cap holdings, as this group of stocks was strong during the report period. Being overweight in Health Care Equipment and underweight in Pharmaceuticals also benefited the Fund. A significant amount of the Fund's outperformance, however, can be attributed to Schwab Equity Ratings' rigorous stock evaluation and its ability to identify stocks

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

[1] Source for category information: Morningstar, Inc.
[2] Total return is for 3/1/05 − 4/30/05.

Performance at a Glance

Total return for the six months ended 4/30/05, except where noted.

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab Financial Services Fund™ **3.24%**
Benchmark **0.55%**
Fund Category[1] **0.89%**
Performance Details . . . . *page 22*

Schwab Health Care Fund™. **16.88%**
Benchmark **10.91%**
Fund Category[1] **6.03%**
Performance Details . . . . *page 24*

Schwab Technology Fund™. **-4.98%**
Benchmark . . . . **-4.05%**
Fund Category[1] . . . . **-4.34%**
Performance Details . . . . *page 26*

Schwab Premier Equity Fund™
Investor Shares[2]. . . . . **-4.70%**
Select Shares[2]. . . . . **-4.70%**
Benchmark[2] . . . . **-2.61%**
Fund Category[1, 2] . . . . **-3.14%**
Performance Details . . . . . *pages 8-9*

likely to outperform the market over the next 12 months. Within the Health Care sector, the most positive contributions came from Humana and Pacificare. In the Pharmaceutical industry, Medicis Pharmaceuticals was the worst performer.

The Schwab Technology Fund was down 4.98% for the period, underperforming its benchmark, the S&P 1500 SuperComposite Technology Index, which was down 4.05%. The Fund's value tilt helped performance in a market in which value was the more dominant style. Amid the floundering Information Technology industry, there were pockets of strength. With the help of Schwab Equity Ratings' ability to identify stocks likely to outperform the market over the next 12 months, we were able to find some of them. Within the Software and Services industry, Progress Software and MTS Systems Corp. performed well during the period. On the downside, the Fund was hurt most by office-telephone maker, Avaya Inc., which fell as competition from voice-over-Internet protocol heated up.

The Schwab Premier Equity Fund was launched on March 21, 2005. Performance numbers are since inception, not for the full six-month report period.

The Schwab Premier Equity Fund, a new Schwab Fund that showcases Schwab's industry-recognized stock-ranking expertise in a single investment, is comprised of approximately 100 stocks that have been identified as likely to outperform the market over the next 12 months. The portfolio is diversified across sectors and capitalization size, and is designed for capital growth. The broad-based Fund was launched during a stock market correction and moved with the market. It also was negatively impacted by its small-cap holdings, as the market favored larger-size equities over the brief six-week period since inception. On the upside, the Fund's value tilt helped, as the market favored value over growth during the abbreviated report period. The upside, however, wasn't enough to push the Fund into positive territory and the Fund was off 4.70%, underperforming its benchmark, the S&P 500 Index, which was down 2.61% for the six-week period.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Since the Financial Services, Health Care, and Technology funds focus their investments on companies involved in specific sectors, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Schwab Equity Ratings® are produced by the Schwab Center for Investment Research®.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

[1] Source for category information: Morningstar, Inc.
[2] Total return is for 3/21/05 – 4/30/05.

Schwab Premier Equity Fund™

Investor Shares Performance as of 4/30/05

Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWPNX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 3/21/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $9,530 **Investor Shares**
■ $9,739 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWPSX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



-4.70%   -2.61%   -3.14%

Since Inception: 3/21/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $47,650 **Select Shares**
■ $48,697 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	102
Weighted Average Market Cap ($ x 1,000,000)	$22,656
Price/Earnings Ratio (P/E)	18.7
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate[2]	2%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **AFLAC, Inc.**	1.2%
❷ **Genesis HealthCare Corp.**	1.1%
❸ **Earthlink, Inc.**	1.1%
❹ **Applied Biosystems Group — Applera Corp.**	1.1%
❺ **Aetna, Inc.**	1.1%
❻ **Lockheed Martin Corp.**	1.1%
❼ **UnitedHealth Group, Inc.**	1.1%
❽ **Payless Shoesource, Inc.**	1.1%
❾ **CIGNA Corp.**	1.1%
❿ **Haemonetics Corp.**	1.1%
Total	**11.1%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



19.8%	**Financials**
17.3%	**Information Technology**
13.3%	**Health Care**
11.1%	**Industrials**
10.8%	**Consumer Discretionary**
8.5%	**Consumer Staples**
7.0%	**Energy**
6.1%	**Materials**
3.0%	**Utilities**
1.0%	**Telecommunication Services**
2.1%	**Other**

Portfolio holdings may have changed since the report date.

Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Core Equity Fund™

Performance as of 4/30/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund** Ticker Symbol: SWANX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 7/1/96
Fund	7.47%	10.18%	-3.33%	8.86%
S&P 500	3.28%	6.34%	-2.94%	8.04%
Category	3.26%	5.50%	-2.54%	6.73%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ **$21,176 Fund**
■ **$19,812 S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	93
Weighted Average Market Cap ($ x 1,000,000)	$59,117
Price/Earnings Ratio (P/E)	19.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	26%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Top Holdings[4]

Security	% of Net Assets
❶ Intel Corp.	5.1%
❷ The Boeing Co.	5.0%
❸ Exxon Mobil Corp.	4.8%
❹ Johnson & Johnson	4.7%
❺ Franklin Resources, Inc.	4.2%
❻ UST, Inc.	4.0%
❼ Metlife, Inc.	3.7%
❽ UnionBanCal Corp.	3.7%
❾ UnitedHealth Group, Inc.	3.1%
❿ Time Warner, Inc.	2.7%
Total	**41.0%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 18.4% **Financials**
- 17.9% **Information Technology**
- 14.5% **Health Care**
- 12.4% **Industrials**
- 9.3% **Consumer Discretionary**
- 7.6% **Energy**
- 5.7% **Consumer Staples**
- 5.5% **Materials**
- 3.8% **Telecommunication Services**
- 3.4% **Utilities**
- 1.5% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.
[4] This list is not a recommendation of any security by the investment adviser.

Schwab Dividend Equity Fund™

Investor Shares Performance as of 4/30/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.

- ■ Fund: **Investor Shares** Ticker Symbol: SWDIX
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Value**



	6 Months	1 Year	Since Inception: 9/2/03
Investor Shares	6.42%	13.12%	18.13%
S&P 500 Index	3.28%	6.34%	10.51%
Morningstar Large-Cap Value	4.94%	9.13%	13.19%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.

- ■ $13,198 **Investor Shares**
- ■ $11,811 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with a benchmark and the fund's Morningstar category.

- Fund: **Select Shares** Ticker Symbol: SWDSX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Value**


30%
20%
10%
0%
-10%
-20%
-30%
6.52%
3.28%
4.94%
13.30%
6.34%
9.13%
18.24%
10.51%
13.19%
6 Months
1 Year
Since Inception: 9/2/03

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in a benchmark.

- $66,095 **Select Shares**
- $59,057 **S&P 500® Index**


$100,000
$75,000
$50,000
$25,000
$0
9/2/03
4/04
4/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Dividend Equity Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	112
Weighted Average Market Cap ($ x 1,000,000)	$40,324
Price/Earnings Ratio (P/E)	18.5
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate[2]	12%
SEC Yield[3]	
Investor Shares	1.92%
Select Shares	2.07%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Top Holdings[5]

Security	% of Net Assets
❶ Goodrich Corp.	1.3%
❷ Chubb Corp.	1.2%
❸ The Allstate Corp.	1.2%
❹ The Coca-Cola Co.	1.2%
❺ FirstEnergy Corp.	1.2%
❻ Comerica, Inc.	1.2%
❼ Weyerhaeuser Co.	1.2%
❽ Alltel Corp.	1.2%
❾ Duke Energy Corp.	1.2%
❿ BellSouth Corp.	1.2%
Total	**12.1%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



■ 21.2%	**Financials**
■ 13.4%	**Consumer Staples**
■ 12.6%	**Utilities**
■ 11.7%	**Industrials**
■ 8.2%	**Materials**
■ 7.6%	**Energy**
■ 6.9%	**Telecommunication Services**
■ 6.7%	**Health Care**
■ 5.9%	**Consumer Discretionary**
■ 4.9%	**Information Technology**
0.9%	**Other**

Fund holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Please see prospectus for further detail and eligibility requirements.

[5] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Equity Fund™

Investor Shares Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares** Ticker Symbol: SWSIX
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months	1 Year	Since Inception: 7/1/03
Investor Shares	3.44%	12.34%	24.14%
S&P SmallCap 600 Index	2.57%	10.43%	19.83%
Morningstar Small-Cap Blend	2.32%	7.50%	18.17%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $14,872 **Investor Shares**
■ $13,938 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**   Ticker Symbol: SWSCX
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



	6 Months	1 Year	Since Inception: 7/1/03
Select Shares	3.50%	12.56%	24.32%
S&P SmallCap 600 Index	2.57%	10.43%	19.83%
Morningstar Small-Cap Blend	2.32%	7.50%	18.17%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $74,560 **Select Shares**
■ $69,690 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Schwab Small-Cap Equity Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	141
Weighted Average Market Cap ($ x 1,000,000)	$1,004
Price/Earnings Ratio (P/E)	21.0
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate[2]	48%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **Haemonetics Corp.**	3.2%
❷ **National Fuel Gas Co.**	3.0%
❸ **Cleco Corp.**	2.9%
❹ **ESCO Technologies, Inc.**	2.8%
❺ **Earthlink, Inc.**	2.8%
❻ **Commonwealth Telephone Enterprises, Inc.**	2.7%
❼ **Blackrock, Inc.,** Class A	2.3%
❽ **Hydril Co.**	2.2%
❾ **Instinet Group, Inc.**	2.0%
❿ **CAL Dive International, Inc.**	2.0%
Total	**25.9%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 18.6% **Information Technology**
- 17.7% **Financials**
- 16.0% **Industrials**
- 13.4% **Consumer Discretionary**
- 11.0% **Health Care**
- 6.5% **Energy**
- 5.8% **Utilities**
- 3.9% **Telecommunication Services**
- 2.5% **Consumer Staples**
- 2.3% **Materials**
- 2.3% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.
[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.
[4] This list is not a recommendation of any security by the investment adviser.

18   Schwab Active Equity Funds

Schwab Hedged Equity Fund™

Investor Shares Performance as of 4/30/05

Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**   Ticker Symbol: SWHIX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Moderate Allocation**



Since Inception: 3/1/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $10,030 **Investor Shares**
■ $9,636 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Select Shares® Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.



Fund: Select Shares Ticker Symbol: SWHEX
Benchmark: S&P 500® Index
Fund Category: Morningstar Moderate Allocation
30%
20%
10%
0%
-10%
-20%
-30%
9.19%
3.28%
2.83%
16.25%
6.34%
5.96%
14.06%
11.08%
8.80%
6 Months
1 Year
Since Inception: 9/3/02

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment in the fund (the minimum investment for this fund), compared with a similar investment in a benchmark.

- $71,030 **Select Shares**
- $66,189 **S&P 500® Index**



$100,000
$75,000
$50,000
$25,000
$0
9/3/02
4/03
4/04
4/05

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Top Long Holdings[1]	
Security	% of Net Assets
❶ Johnson & Johnson, Inc.	3.8%
❷ Exxon Mobil Corp.	3.6%
❸ Duke Energy Corp.	3.5%
❹ Intel Corp.	2.0%
❺ Ameristar Casinos, Inc.	1.8%
Total	**14.7%**

Top Short Positions[1]	
Security	% of Net Assets
❶ Quicksilver Resources, Inc.	2.0%
❷ The Neiman-Marcus Group, Inc., Class A	1.9%
❸ United Natural Foods, Inc.	1.7%
❹ Wynn Resorts Ltd.	1.7%
❺ Airgas, Inc.	1.7%
Total	**9.0%**

Statistics	
Number of Holdings	
Long Holdings	165
Short Positions	104
Weighted Average Market Cap ($ x 1,000,000)	
Long Holdings	$38,293
Short Positions	$3,310
Price/Earnings Ratio (P/E)	
Long Holdings	19.1
Short Positions	25.7
Price/Book Ratio (P/B)	
Long Holdings	2.5
Short Positions	1.8
Portfolio Turnover Rate[2]	65%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized. Short positions have been excluded from the calculation of portfolio turnover because at the time of entering into the short positions, the fund did not intend to hold the positions for more than one year.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Financial Services Fund™

Performance as of 4/30/05

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**   Ticker Symbol: SWFFX
■ Benchmark: **S&P 1500 SuperComposite Financials Sector Index**
■ Fund Category: **Morningstar Financial Services**



	6 Months	1 Year	3 Years	Since Inception: 7/3/00
Fund	3.24%	10.84%	8.84%	8.20%
Benchmark	0.55%	4.68%	5.28%	7.10%
Fund Category	0.89%	6.22%	6.24%	10.66%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $14,637 **Fund**
■ $13,932 **S&P 1500 SuperComposite Financials Sector Index**
□ $8,583 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Financial Services Fund

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ AFLAC, Inc.	5.7%
❷ City National Corp.	5.3%
❸ Franklin Resources, Inc.	5.2%
❹ Comerica, Inc.	5.1%
❺ American Express Co.	5.0%
❻ KeyCorp, Inc.	4.9%
❼ UnionBanCal Corp.	4.8%
❽ Principal Financial Group, Inc.	4.7%
❾ Metlife, Inc.	4.7%
❿ Mellon Financial Corp.	4.5%
Total	**49.9%**

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 38.2% **Diversified Financials**
- 32.5% **Banks**
- 27.6% **Insurance**
- 1.5% **Real Estate**
- 0.2% **Other**

Statistics

Number of Holdings	44
Weighted Average Market Cap ($ x 1,000,000)	$18,694
Price/Earnings Ratio (P/E)	13.9
Price/Book Ratio (P/B)	1.9
Portfolio Turnover Rate[2]	50%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Health Care Fund™

Performance as of 4/30/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund** Ticker Symbol: SWHFX
■ Benchmark: **S&P 1500 SuperComposite Health Care Sector Index**
■ Fund Category: **Morningstar Health Care**



	6 Months	1 Year	3 Years	Since Inception: 7/3/00
Fund	16.88%	18.98%	14.46%	5.36%
Benchmark	10.91%	2.93%	2.48%	0.06%
Category	6.03%	-0.78%	4.20%	-0.65%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $12,873 **Fund**
■ $10,031 **S&P 1500 SuperComposite Health Care Sector Index**
□ $8,583 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.
[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ Aetna, Inc.	3.5%
❷ CIGNA Corp.	3.5%
❸ UnitedHealth Group, Inc.	3.5%
❹ Kos Pharmaceuticals, Inc.	3.4%
❺ Becton Dickinson & Co.	3.4%
❻ Pacificare Health Systems, Inc.	3.4%
❼ Applied Biosystems Group — Applera Corp.	3.3%
❽ Johnson & Johnson	3.3%
❾ Express Scripts, Inc.	3.3%
❿ Invitrogen Corp.	3.3%
Total	**33.9%**

Statistics

Number of Holdings	52
Weighted Average Market Cap ($ x 1,000,000)	$23,950
Price/Earnings Ratio (P/E)	21.3
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate[2]	30%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 70.4% **Health Care Equipment & Services**
- 25.1% **Pharmaceuticals & Biotechnology**
- 4.5% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Schwab Technology Fund™

Performance as of 4/30/05

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- ■ **Fund**   Ticker Symbol: SWTFX
- ■ Benchmark: **S&P 1500 SuperComposite Technology Sector Index**
- ▨ Fund Category: **Morningstar Technology**



	6 Months	1 Year	3 Years	Since Inception: 7/3/00
Fund	-4.98%	-5.41%	3.03%	-16.42%
Benchmark	-4.05%	-2.20%	0.55%	-18.53%
Category	-4.34%	-3.48%	-0.55%	-21.30%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

- ■ $4,200 **Fund**
- ■ $3,711 **S&P 1500 SuperComposite Technology Sector Index**
- □ $8,583 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 4/30/05

Top Holdings[1]

Security	% of Net Assets
❶ Intel Corp.	7.4%
❷ Xerox Corp.	6.7%
❸ Oracle Corp.	6.3%
❹ Motorola, Inc.	4.7%
❺ Hewett-Packard Co.	4.5%
❻ Applied Materials, Inc.	4.5%
❼ EMC Corp.	3.7%
❽ NCR Corp.	3.7%
❾ Progress Software Corp.	3.4%
❿ Autodesk, Inc.	3.2%
Total	**48.1%**

Statistics

Number of Holdings	49
Weighted Average Market Cap ($ x 1,000,000)	$29,479
Price/Earnings Ratio (P/E)	22.4
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	40%
Minimum Initial Investment[3]	$2,500
($1,000 for retirement, education and custodial accounts)	

Industry Weightings % of Investments

This chart shows the fund's industry composition as of the report date.



- 41.2% **Software & Services**
- 39.5% **Technology Hardware & Equipment**
- 18.7% **Semiconductors & Semiconductor Equipment**
- 0.6% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] This list is not a recommendation of any security by the investment adviser.
[2] Not annualized.
[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2004 and held through April 30, 2005, unless noted otherwise.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period 11/1/04–4/30/05
Schwab Premier Equity Fund™				
Investor Shares				
Actual Return	0.00%	$1,000	$953.00	$0.00[2]
Hypothetical 5% Return	0.00%	$1,000	$1,005.89	$0.00[2]
Select Shares				
Actual Return	0.00%	$1,000	$953.00	$0.00[2]
Hypothetical 5% Return	0.00%	$1,000	$1,005.89	$0.00[2]
Schwab Core Equity Fund™				
Actual Return	0.75%	$1,000	$1,074.70	$3.85[3]
Hypothetical 5% Return	0.75%	$1,000	$1,021.08	$3.76[3]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Schwab and the investment adviser have agreed that "annual operating expenses" (excluding interest, taxes, and certain non-routine expense) of Investor Shares and Select Shares will equal 0.00% from 3/21/05 (commencement of operations) through 6/30/05.
For the period 7/1/05-2/27/06, Schwab and the investment adviser have agreed to limit the net operating expenses of Investor and Select Shares to 1.30% and 1.15%, respectively. Based on these expense ratios, "Expenses Paid During Period" (3/21/05-4/30/05) would be: $1.43 based on Actual Return and $1.46 based on Hypothetical 5% Return for Investor Shares; and, $1.26 based on Actual Return and $1.29 based on Hypothetical 5% Return for Select Shares.

[3] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period 11/1/04–4/30/05
Schwab Dividend Equity Fund™				
Investor Shares				
Actual Return	1.09%	$1,000	$1,064.20	$5.56[2]
Hypothetical 5% Return	1.09%	$1,000	$1,019.41	$5.44[2]
Select Shares®				
Actual Return	0.94%	$1,000	$1,065.20	$4.79[2]
Hypothetical 5% Return	0.94%	$1,000	$1,020.15	$4.69[2]
Schwab Small-Cap Equity Fund™				
Investor Shares				
Actual Return	1.30%	$1,000	$1,034.40	$6.55[2]
Hypothetical 5% Return	1.30%	$1,000	$1,018.35	$6.50[2]
Select Shares				
Actual Return	1.12%	$1,000	$1,035.00	$5.65[2]
Hypothetical 5% Return	1.12%	$1,000	$1,019.25	$5.60[2]
Schwab Hedged Equity Fund™				
Investor Shares				
Actual Return	2.44%	$1,000	$1,003.00	$4.08[3]
Hypothetical 5% Return	2.44%	$1,000	$1,004.28	$4.09[3]
Select Shares				
Actual Return	2.52%[4]	$1,000	$1,091.90	$13.07[2]
Hypothetical 5% Return	2.52%[4]	$1,000	$1,012.30	$12.57[2]
Schwab Financial Services Fund™				
Actual Return	1.06%	$1,000	$1,032.40	$5.32[2]
Hypothetical 5% Return	1.06%	$1,000	$1,019.56	$5.29[2]
Schwab Health Care Fund™				
Actual Return	0.91%	$1,000	$1,168.80	$4.87[2]
Hypothetical 5% Return	0.91%	$1,000	$1,020.30	$4.54[2]
Schwab Technology Fund™				
Actual Return	0.99%	$1,000	$950.20	$4.77[2]
Hypothetical 5% Return	0.99%	$1,000	$1,019.90	$4.94[2]

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each fund or share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

[3] Expenses for this share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 61 days of the period (from 3/1/05, commencement of operations through 4/30/05), and divided by 365 days of the fiscal year.

[4] Reflects a blended expense ratio. Prior to 3/1/05, the expense ratio (including dividend and interest expenses) was 2.62%, and effective 3/1/05, this expense ratio was lowered to 2.38%.

Schwab Premier Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	3/21/05[1]–04/30/05*
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment income	0.01
Net realized and unrealized losses	(0.48)
Total loss from investment operations	(0.47)
Net asset value at end of period	9.53
Total return (%)	(4.70)[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	–
Gross operating expenses	1.24[3]
Net investment income	1.18[3]
Portfolio turnover rate	2[2]
Net assets, end of period ($ x 1,000,000)	186

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	3/21/05[1]– 04/30/05*
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment income	0.01
Net realized and unrealized losses	(0.48)
Total loss from investment operations	(0.47)
Net asset value at end of period	9.53
Total return (%)	(4.70)[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	—
Gross operating expenses	1.09[3]
Net investment income	1.20[3]
Portfolio turnover rate	2[2]
Net assets, end of period ($ x 1,000,000)	257

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.3% Common Stock	459,456	440,464
2.1% Short-Term Investment	9,310	9,310
0.0% U.S. Treasury Obligation	199	199
101.4% Total Investments	468,965	449,973
(1.4)% Other Assets and Liabilities, Net		(6,331)
100.0% Total Net Assets		443,642

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.3% of net assets

Banks 4.1%

City National Corp. 69,300	4,887
Comerica, Inc. 83,800	4,798

Security and Number of Shares	Value ($ x 1,000)
Countrywide Financial Corp. 119,800	4,335
Wachovia Corp. 80,100	4,099
	18,119

Capital Goods 7.6%

Ametek, Inc. 120,100	4,548
The Boeing Co. 80,200	4,774
Cooper Industries Ltd., Class A 58,200	3,705
❻ Lockheed Martin Corp. 81,100	4,943
Precision Castparts Corp. 63,700	4,692
Raytheon Co. 107,600	4,047
Rockwell Automation, Inc. 71,000	3,282
W.W. Grainger, Inc. 66,000	3,649
	33,640

Commercial Services & Supplies 1.5%

• Heidrick & Struggles International, Inc. 109,000	2,819
• Korn/Ferry International 267,900	3,858
	6,677

Consumer Durables & Apparel 1.7%

Eastman Kodak Co. 149,500	3,738
VF Corp. 69,200	3,916
	7,654

Diversified Financials 6.9%

A.G. Edwards, Inc. 100,000	3,971
American Express Co. 78,000	4,111
• AmeriCredit Corp. 200,100	4,682
Capital One Financial Corp. 67,800	4,806
▲ Franklin Resources, Inc. 70,300	4,828
Mellon Financial Corp. 145,600	4,032
Principal Financial Group, Inc. 105,400	4,119
	30,549

Energy 7.1%

Burlington Resources, Inc. 100,100	4,866
• CAL Dive International, Inc. 103,200	4,590
ChevronTexaco Corp. 91,700	4,768
Exxon Mobil Corp. 84,700	4,830
▲• Lone Star Technologies, Inc. 109,000	4,245

Security and Number of Shares	Value ($ x 1,000)
Sunoco, Inc. 43,900	4,358
• Transocean, Inc. 85,400	3,960
	31,617
Food Beverage & Tobacco 6.7%	
Archer-Daniels-Midland Co. 188,900	3,398
Brown-Forman Corp., Class B 88,100	4,890
The Coca-Cola Co. 112,400	4,883
Hormel Foods Corp. 140,300	4,369
Kellogg Co. 100,000	4,495
PepsiAmericas, Inc. 180,000	4,444
UST, Inc. 76,000	3,481
	29,960
Health Care Equipment & Services 9.4%	
❺ Aetna, Inc. 67,400	4,945
Bausch & Lomb, Inc. 51,100	3,833
Becton Dickinson & Co. 79,500	4,652
❾ CIGNA Corp. 53,300	4,903
•❷ Genesis HealthCare Corp. 126,100	5,031
•❿ Haemonetics Corp. 114,600	4,901
• Medco Health Solutions, Inc. 79,500	4,052
PerkinElmer, Inc. 243,500	4,505
❼ UnitedHealth Group, Inc. 52,300	4,943
	41,765
Hotels Restaurants & Leisure 1.9%	
Ameristar Casinos, Inc. 78,000	3,845
Darden Restaurants, Inc. 159,900	4,797
	8,642
Household & Personal Products 1.9%	
Clorox Co. 63,000	3,988
Kimberly-Clark Corp. 68,300	4,265
	8,253
Insurance 9.1%	
▲❶ AFLAC, Inc. 125,800	5,114
• Allmerica Financial Corp. 121,000	4,062
Chubb Corp. 53,300	4,359
Hartford Financial Services Group, Inc. 58,400	4,226
Loews Corp. 65,300	4,628

Security and Number of Shares	Value ($ x 1,000)
Metlife, Inc. 118,800	4,621
Nationwide Financial Services, Inc., Class A 125,400	4,443
Prudential Financial, Inc. 72,300	4,132
W.R. Berkley Corp. 149,800	4,869
	40,454
Materials 6.2%	
▲• Crown Holdings, Inc. 312,400	4,702
The Dow Chemical Co. 85,000	3,904
Eastman Chemical Co. 87,300	4,714
Martin Marietta Materials, Inc. 86,600	4,762
PPG Industries, Inc. 70,700	4,776
Rohm & Haas Co. 103,100	4,501
	27,359
Media 1.8%	
• Getty Images, Inc. 60,400	4,322
• Time Warner, Inc. 232,200	3,903
	8,225
Pharmaceuticals & Biotechnology 4.1%	
❹ Applied Biosystems Group — Applera Corp. 234,800	4,978
• Invitrogen Corp. 59,000	4,323
Johnson & Johnson 65,500	4,495
Merck & Co., Inc. 129,800	4,400
	18,196
Retailing 5.4%	
American Eagle Outfitters, Inc. 183,400	4,809
J.C. Penney Co., Inc. Holding Co. 101,700	4,822
Michaels Stores, Inc. 142,100	4,718
Nordstrom, Inc. 89,400	4,544
•❽ Payless Shoesource, Inc. 360,800	4,928
	23,821
Semiconductors & Semiconductor Equipment 2.0%	
▲ Intel Corp. 205,000	4,822
• Photronics, Inc. 246,000	3,911
	8,733

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Software & Services 9.7%	
Autodesk, Inc. 145,800	4,641
• BEA Systems, Inc. 550,000	3,795
▲• Compuware Corp. 653,700	3,890
•❸ Earthlink, Inc. 542,900	4,984
Fair Isaac Corp. 119,000	3,913
• Oracle Corp. 343,200	3,967
The Reynolds & Reynolds Co., Class A 165,500	4,364
• Sybase, Inc. 239,100	4,526
• Synopsys, Inc. 278,800	4,583
• United Online, Inc. 485,800	4,270
	42,933
Technology Hardware & Equipment 5.9%	
• Apple Computer, Inc. 109,100	3,934
▲• Emulex Corp. 310,000	4,814
Inter-Tel, Inc. 167,000	3,180
• NCR Corp. 142,700	4,709
Scientific-Atlanta, Inc. 153,100	4,682
• Xerox Corp. 354,600	4,699
	26,018
Telecommunication Services 1.0%	
• Commonwealth Telephone Enterprises, Inc. 99,600	**4,627**
Transportation 2.2%	
CNF, Inc. 112,800	4,822
CSX Corp. 119,900	4,812
	9,634

Security and Number of Shares	Value ($ x 1,000)
Utilities 3.1%	
• The AES Corp. 264,500	4,253
Duke Energy Corp. 166,800	4,869
PPL Corp. 82,300	4,466
	13,588

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 2.1% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 2.36%, 05/02/05	9,310	**9,310**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 2.76%, 06/16/05	200	**199**

End of investments.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini, Long Expires 06/17/05	50	2,896	**(49)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$449,973
Receivables:	
Fund shares sold	1,442
Interest	1
Dividends	126
Due from brokers for futures	39
Reimbursement from adviser	19
Prepaid expenses	+ 68
Total assets	**451,668**

The fund paid $468,965 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$466,992
Sales/maturities	$6,545

The fund's total security transactions with other Schwab Funds® during the period were $19,928.

Liabilities

Payables:	
Fund shares redeemed	402
Investments bought	7,604
Accrued expenses	+ 20
Total liabilities	**8,026**

Net Assets

Total assets	451,668
Total liabilities	− 8,026
Net assets	**$443,642**

Net Assets by Source

Capital received from investors	463,148
Net investment income not yet distributed	526
Net realized capital losses	(991)
Net unrealized capital losses	(19,041)

These derive from investments and futures.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$186,378		19,551		$9.53
Select Shares	$257,264		26,987		$9.53

Federal Tax Data

Portfolio cost	$468,965
Net unrealized gains and losses:	
Gains	$6,239
Losses	+ (25,231)
	($18,992)

Statement of
Operations

For March 21, 2005 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Dividends		$454
Interest	+	72
Total investment income		**526**

Net Realized Gains and Losses

Net realized losses on investments sold	**(991)**

Net Unrealized Gains and Losses

Net unrealized losses on investments		(18,992)
Net unrealized losses on futures contracts	+	(49)
Net unrealized losses		**(19,041)**

Expenses

Investment adviser and administrator fees		411
Transfer agent and shareholder service fees		
Investor Shares		46
Select Shares		27
Trustees' fees		1
Custodian fees		3
Portfolio accounting fees		8
Professional fees		3
Registration fees		6
Shareholder reports	+	4
Total expenses		509
Expense reduction	–	509
Net expenses		**–**

Decrease in Net Assets from Operations

Total investment income		526
Net expenses	–	–
Net investment income		**526**
Net realized losses		(991)
Net unrealized losses	+	(19,041)
Decrease in net assets from operations		**($19,506)**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.91% of the first $500 million; 0.885% of the next $500 million; and 0.86% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $411 from the investment adviser (CSIM) and $73 from the transfer agent and shareholder service agent (Schwab). In addition, the total expenses reimbursed by the investment adviser was $25. These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through June 30, 2005 at 0.00% for both Investor Shares and Select Shares. For the period July 1, 2005 through February 27, 2006, CSIM and Schwab have guaranteed to limit the annual operating expenses of this fund as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.15

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $20,032.

 See financial notes.

Statements of
Changes in Net Assets

For the current period only. Because the fund commenced operations on March 21, 2005, it has no prior report period. All numbers x 1,000. Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	3/21/05–4/30/05
Net investment income	$526
Net realized losses	(991)
Net unrealized losses	+ (19,041)
Decrease in net assets from operations	**($19,506)**

Transactions in Fund Shares

	3/21/05–4/30/05 SHARES	VALUE
Shares Sold		
Investor Shares	19,737	$196,173
Select Shares	+ 27,217	270,963
Total shares sold	**46,954**	**$467,136**
Shares Redeemed		
Investor Shares	(186)	($1,788)
Select Shares	+ (230)	(2,200)
Total shares redeemed	**(416)**	**($3,988)**
Net transactions in fund shares	**46,538**	**$463,148**

The fund charges 2.00% of early withdrawal fees on shares redeemed 30 days or less after the purchase:

	Current period
Investor Shares	$9
Select Shares	+ 11
Total	**$20**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	3/21/05–4/30/05 SHARES	NET ASSETS
Beginning of period	–	$–
Total increase	+ 46,538	443,642
End of period	**46,538**	**$443,642**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $526.

Schwab Core Equity Fund™

Financial Statements

Financial Highlights

	11/1/04– 04/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)[1]						
Net asset value at beginning of period	13.81	12.71	10.89	12.53	18.53	18.91
Income or loss from investment operations:						
Net investment income	0.10	0.12	0.10	0.08	0.08	0.05
Net realized and unrealized gains or losses	0.93	1.09	1.79	(1.64)	(4.57)	1.08
Total income or loss from investment operations	1.03	1.21	1.89	(1.56)	(4.49)	1.13
Less distributions:						
Dividends from net investment income	(0.16)	(0.11)	(0.07)	(0.08)	(0.07)	(0.04)
Distributions from net realized gains	–	–	–	–	(1.44)	(1.47)
Total distributions	(0.16)	(0.11)	(0.07)	(0.08)	(1.51)	(1.51)
Net asset value at end of period	14.68	13.81	12.71	10.89	12.53	18.53
Total return (%)	7.47[2]	9.57	17.54	(12.58)	(25.93)	5.75
Ratios/Supplemental Data (%)[1]						
Ratios to average net assets:						
Net operating expenses	0.75[4]	0.75	0.75	0.75	0.75	0.76[3]
Gross operating expenses	0.85[4]	0.88	0.88	0.91	0.88	0.87
Net investment income	1.48[4]	0.89	0.94	0.63	0.55	0.29
Portfolio turnover rate	26[2]	86	73	114	106	96
Net assets, end of period ($ x 1,000,000)	332	263	237	179	210	342

* Unaudited.

[1] Prior to June 1, 2002, the fund's day-to-day investment management was handled by a subadviser, Symphony Asset Management LLC.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 0.75% if certain non-routine expenses (proxy fees) had not been included.

[4] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
97.8% Common Stock	291,069	324,555
1.4% Short-Term Investment	4,632	4,632
0.1% U.S. Treasury Obligation	274	274
99.3% Total Investments	295,975	329,461
4.7% Collateral Invested for Securities on Loan	15,521	15,521
(4.0)% Other Assets and Liabilities, Net		(13,335)
100.0% Total Net Assets		331,647

Security and Number of Shares	Value ($ x 1,000)

Common Stock 97.8% of net assets

Automobiles & Components 0.3%

■ Ford Motor Co. 120,300	**1,096**

Security and Number of Shares	Value ($ x 1,000)

Banks 3.7%

❽ UnionBanCal Corp. 197,600	**12,164**

Capital Goods 9.2%

❷ The Boeing Co. 281,200	16,737
▲ Cooper Industries Ltd., Class A 9,000	573
▲ Emerson Electric Co. 88,800	5,565
Goodrich Corp. 25,500	1,028
▲ Lockheed Martin Corp. 20,000	1,219
▲ Raytheon Co. 80,000	3,009
▲ Rockwell Automation, Inc. 34,000	1,572
Textron, Inc. 1,300	98
▲ W.W. Grainger, Inc. 16,000	884
	30,685

Commercial Services & Supplies 0.0%

• Dun & Bradstreet Corp. 2,900	**181**

Consumer Durables & Apparel 1.4%

Black & Decker Corp. 24,900	2,082
Nike, Inc., Class B 32,900	2,527
	4,609

Diversified Financials 6.4%

❺ Franklin Resources, Inc. 202,600	13,914
Moody's Corp. 27,400	2,251
▲ Northern Trust Corp. 17,500	788
Principal Financial Group, Inc. 115,000	4,494
	21,447

Energy 7.6%

Burlington Resources, Inc. 90,500	4,399
ChevronTexaco Corp. 92,000	4,784
❸ Exxon Mobil Corp. 279,600	15,946
	25,129

Food & Staples Retailing 0.1%

▲• Rite Aid Corp. 103,000	**374**

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Food Beverage & Tobacco 4.5%	
■ Archer-Daniels-Midland Co. 15,000	270
Kellogg Co. 26,700	1,200
❻ UST, Inc. 293,200	13,429
	14,899
Health Care Equipment & Services 8.9%	
▲ Aetna, Inc. 50,000	3,668
Becton Dickinson & Co. 122,300	7,157
• Coventry Health Care, Inc. 60,450	4,137
• Pacificare Health Systems, Inc. 51,400	3,072
PerkinElmer, Inc. 65,000	1,202
■❾ UnitedHealth Group, Inc. 108,414	10,246
	29,482
Hotels Restaurants & Leisure 1.4%	
■• Caesars Entertainment, Inc. 37,000	738
Darden Restaurants, Inc. 15,000	450
McDonald's Corp. 94,500	2,770
▲ Yum! Brands, Inc. 14,000	657
	4,615
Household & Personal Products 1.1%	
▲ The Gillette Co. 70,000	**3,615**
Insurance 8.1%	
▲ AFLAC, Inc. 126,900	5,159
■• Allmerica Financial Corp. 14,000	470
AmerUs Group Co. 20,000	940
Chubb Corp. 28,100	2,298
■• CNA Financial Corp. 48,500	1,331
Loews Corp. 5,000	354
▲❼ Metlife, Inc. 315,500	12,273
▲ Nationwide Financial Services, Inc., Class A 5,000	177
Prudential Financial, Inc. 28,500	1,629
W.R. Berkley Corp. 67,500	2,194
	26,825
Materials 5.5%	
▲ The Dow Chemical Co. 83,600	3,839
PPG Industries, Inc. 115,600	7,809
Weyerhaeuser Co. 95,000	6,518
	18,166

Security and Number of Shares	Value ($ x 1,000)
Media 4.4%	
• Gemstar — TV Guide International, Inc. 990,000	3,812
The McGraw-Hill Cos., Inc. 19,100	1,663
▲•❿ Time Warner, Inc. 538,250	9,048
	14,523
Pharmaceuticals & Biotechnology 5.5%	
▲ Applied Biosystems Group — Applera Corp. 13,500	286
• Invitrogen Corp. 15,000	1,099
▲❹ Johnson & Johnson 228,600	15,689
• Kos Pharmaceuticals, Inc. 23,000	1,108
	18,182
Retailing 1.8%	
■ Circuit City Stores, Inc. 195,000	3,081
J.C. Penney Co., Inc. Holding Co. 60,000	2,845
	5,926
Semiconductors & Semiconductor Equipment 5.1%	
❶ Intel Corp. 718,000	**16,887**
Software & Services 6.1%	
Adobe Systems, Inc. 15,000	892
▲ Autodesk, Inc. 79,000	2,515
▲• Checkfree Corp. 16,000	587
▲• Citrix Systems, Inc. 26,500	596
Computer Associates International, Inc. 56,100	1,509
• Compuware Corp. 155,000	922
Electronic Data Systems Corp. 80,200	1,552
▲• Intuit, Inc. 35,000	1,411
• McAfee, Inc. 53,000	1,108
▲ Microsoft Corp. 50,000	1,265
• Oracle Corp. 213,500	2,468
The Reynolds & Reynolds Co., Class A 65,000	1,714
■• Sybase, Inc. 62,200	1,177
▲• Synopsys, Inc. 152,500	2,507
	20,223

Security and Number of Shares	Value ($ x 1,000)
Technology Hardware & Equipment 6.6%	
• Apple Computer, Inc. 111,800	4,032
• Avaya, Inc. 395,100	3,429
International Business Machines Corp. 28,000	2,139
Motorola, Inc. 266,900	4,094
• NCR Corp. 126,000	4,158
▲• Xerox Corp. 299,900	3,974
	21,826
Telecommunication Services 3.7%	
■ Alltel Corp. 3,500	200
AT&T Corp. 58,020	1,110
BellSouth Corp. 81,500	2,159
SBC Communications, Inc. 112,200	2,670
Verizon Communications, Inc. 177,400	6,351
	12,490
Transportation 3.0%	
■▲ CNF, Inc. 113,500	4,852
CSX Corp. 125,000	5,016
	9,868
Utilities 3.4%	
• The AES Corp. 556,900	8,955
▲ Duke Energy Corp. 9,000	263
▲ Edison International 36,800	1,336
▲ TXU Corp. 9,200	789
	11,343

Short-Term Investment
1.4% of net assets

Provident Institutional TempFund 4,631,570	**4,632**

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
U.S. Treasury Obligation 0.1% of net assets		
▲ U.S. Treasury Bill 2.75%, 06/16/05	275	**274**

End of investments.

Collateral Invested for Securities on Loan
4.7% of net assets

Commercial Paper & Other Corporate Obligations 2.6%		
Bank of America Corp. 2.80%, 05/02/05	195	195
Skandinav Enskilda Bank 2.94%, 05/17/05	8,316	8,316
		8,511

Security and Number of Shares

Short-Term Investments 2.1%		
Institutional Money Market Trust 6,692,830		6,693

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, Time Deposit 2.95%, 05/02/05	317	317
		7,010

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini, Long Expires 06/17/05	53	3,070	**(72)**

Statement of

Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $15,219 of securities on loan)	$329,461
Collateral invested for securities on loan	15,521
Receivables:	
Fund shares sold	2,068
Interest	14
Dividends	204
Due from brokers for futures	41
Income from securities on loan	1
Prepaid expenses	+ 24
Total assets	**347,334**

Liabilities

Collateral invested for securities on loan	15,521
Payables:	
Fund shares redeemed	89
Investment adviser and administrator fees	12
Transfer agent and shareholder service fees	7
Accrued expenses	+ 58
Total liabilities	**15,687**

Net Assets

Total assets	347,334
Total liabilities	– 15,687
Net assets	**$331,647**

Net Assets by Source

Capital received from investors	303,230
Net investment income not yet distributed	948
Net realized capital losses	(5,945)
Net unrealized capital gains	33,414

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$331,647		22,589		$14.68

Unless stated, all numbers x 1,000.

The fund paid $295,975 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$127,321
Sales/maturities	$77,872

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$296,067
Net unrealized gains and losses:	
Gains	$43,056
Losses	+ (9,662)
	$33,394
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$1,867
Long-term capital gains	$–
Capital losses utilized	$28,106
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$7,255
2011	+ 11,171
	$18,426

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$3,246
Interest	53
Securities on loan	+ 7
Total investment income	**3,306**

Net Realized Gains and Losses

Net realized gains on investments	12,411
Net realized gains on futures contracts	+ 226
Net realized gains	**12,637**

Net Unrealized Gains and Losses

Net unrealized gains on investments	3,771
Net unrealized losses on futures contracts	+ (98)
Net unrealized gains	**3,673**

Expenses

Investment adviser and administrator fees	802
Transfer agent and shareholder service fees	371
Trustees' fees	4
Custodian fees	16
Portfolio accounting fees	19
Professional fees	12
Registration fees	11
Shareholder reports	32
Other expenses	+ 3
Total expenses	1,270
Expense reduction	− 157
Net expenses	**1,113**

Increase in Net Assets from Operations

Total investment income	3,306
Net expenses	− 1,113
Net investment income	**2,193**
Net realized gains	12,637
Net unrealized gains	+ 3,673
Increase in net assets from operations	**$18,503**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 27, 2006, to 0.75% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $16,310.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$2,193	$2,298
Net realized gains	12,637	27,990
Net unrealized gains or losses	+ 3,673	(7,414)
Increase in net assets from operations	**18,503**	**22,874**

Distributions Paid

Dividends from net investment income	**$3,112**	**$2,074**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,659	$84,655	4,444	$59,997
Shares reinvested	184	2,745	144	1,891
Shares redeemed	+ (2,277)	(33,927)	(4,213)	(56,963)
Net transactions in fund shares	**3,566**	**$53,473**	**375**	**$4,925**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	19,023	$262,783	18,648	$237,058
Total increase	+ 3,566	68,864	375	25,725
End of period	**22,589**	**$331,647**	**19,023**	**$262,783**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$2,074
Long-term capital gains	$–

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $948 and $1,867 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab Dividend Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	9/2/03[1]–10/31/03
Per-Share Data ($)			
Net asset value at beginning of period	12.06	10.60	10.00
Income from investment operations:			
Net investment income	0.15	0.29	0.05
Net realized and unrealized gains	0.62	1.49	0.55
Total income from investment operations	0.77	1.78	0.60
Less distributions:			
Dividends from net investment income	(0.12)	(0.32)	–
Distributions from net realized gains	(0.19)	–	–
Total distributions	(0.31)	(0.32)	–
Net asset value at end of period	12.52	12.06	10.60
Total return (%)	6.42[2]	17.00	6.00[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.09[3]	0.65	–
Gross operating expenses	1.12[3]	1.19	1.34[3]
Net investment income	2.58[3]	2.71	3.41[3]
Portfolio turnover rate	12[2]	39	2[2]
Net assets, end of period ($ x 1,000,000)	432	267	94

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	9/2/03[1]–10/31/03
Per-Share Data ($)			
Net asset value at beginning of period	12.06	10.60	10.00
Income from investment operations:			
Net investment income	0.15	0.31	0.05
Net realized and unrealized gains	0.63	1.48	0.55
Total income from investment operations	0.78	1.79	0.60
Less distributions:			
Dividends from net investment income	(0.13)	(0.33)	–
Distributions from net realized gains	(0.19)	–	–
Total distributions	(0.32)	(0.33)	–
Net asset value at end of period	12.52	12.06	10.60
Total return (%)	6.52[2]	17.07	6.00[2]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	0.94[3]	0.54	–
Gross operating expenses	0.97[3]	1.04	1.19[3]
Net investment income	2.73[3]	2.83	3.41[3]
Portfolio turnover rate	12[2]	39	2[2]
Net assets, end of period ($ x 1,000,000)	395	252	111

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

▲ All or a portion of this security is held as collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.7% Common Stock	753,652	815,820
0.9% Short-Term Investment	7,515	7,515
0.0% U.S. Treasury Obligation	149	150
99.6% Total Investments	761,316	823,485
0.4% Other Assets and Liabilities, Net		3,337
100.0% Total Net Assets		826,822

Security and Number of Shares	Value ($ x 1,000)
Common Stock 98.7% of net assets	

Automobiles & Components 0.6%

Ford Motor Co. 555,200	**5,058**

Security and Number of Shares	Value ($ x 1,000)

Banks 12.0%

AmSouth Bancorp. 207,900	5,472
▲ Bank of America Corp. 220,400	9,927
❻ Comerica, Inc. 177,500	10,164
Huntington Bancshares, Inc. 163,000	3,832
KeyCorp, Inc. 297,500	9,865
National City Corp. 191,400	6,500
Peoples Bank-Bridgeport 135,000	5,607
PNC Financial Services Group, Inc. 187,400	9,975
SunTrust Banks, Inc. 129,487	9,430
▲ U.S. Bancorp 243,300	6,788
UnionBanCal Corp. 89,000	5,479
Wachovia Corp. 179,700	9,197
Wells Fargo & Co. 119,200	7,145
	99,381

Capital Goods 10.6%

3M Co. 98,200	7,509
▲ The Boeing Co. 167,000	9,940
Emerson Electric Co. 151,300	9,482
GATX Corp. 220,000	7,198
❶ Goodrich Corp. 258,000	10,397
Harsco Corp. 87,200	4,678
Hubbell, Inc., Class B 78,800	3,424
Lockheed Martin Corp. 145,000	8,838
Raytheon Co. 239,000	8,989
▲ Rockwell Automation, Inc. 156,600	7,240
Textron, Inc. 133,000	10,022
	87,717

Commercial Services & Supplies 1.0%

Pitney Bowes, Inc. 140,700	6,292
The ServiceMaster Co. 167,800	2,153
	8,445

Consumer Durables & Apparel 4.0%

Fortune Brands, Inc. 108,500	9,177
Mattel, Inc. 160,000	2,888
Newell Rubbermaid, Inc. 369,000	8,018
The Stanley Works 138,000	5,938
VF Corp. 132,900	7,521
	33,542

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 2.3%	
A.G. Edwards, Inc. 35,000	1,390
▲ JPMorgan Chase & Co. 268,584	9,532
Mellon Financial Corp. 283,000	7,836
	18,758
Energy 7.6%	
ChevronTexaco Corp. 182,600	9,495
ConocoPhillips 91,800	9,625
Exxon Mobil Corp. 164,800	9,399
Kerr-McGee Corp. 124,100	9,630
Kinder Morgan, Inc. 105,000	8,028
Marathon Oil Corp. 204,400	9,519
Unocal Corp. 130,000	7,092
	62,788
Food Beverage & Tobacco 8.1%	
Altria Group, Inc. 151,300	9,833
❹ The Coca-Cola Co. 235,000	10,208
ConAgra Foods, Inc. 110,000	2,942
General Mills, Inc. 179,000	8,843
H.J. Heinz Co. 161,500	5,951
Kellogg Co. 196,900	8,851
▲ Reynolds American, Inc. 95,000	7,407
Sara Lee Corp. 205,000	4,385
▲ UST, Inc. 185,500	8,496
	66,916
Health Care Equipment & Services 1.7%	
Becton Dickinson & Co. 160,000	9,363
PerkinElmer, Inc. 250,500	4,634
	13,997
Household & Personal Products 5.3%	
Clorox Co. 151,500	9,590
Colgate-Palmolive Co. 150,000	7,468
The Gillette Co. 170,000	8,779
Kimberly-Clark Corp. 150,000	9,367
Procter & Gamble Co. 158,200	8,567
	43,771

Security and Number of Shares	Value ($ x 1,000)
Insurance 6.8%	
❸ The Allstate Corp. 183,200	10,288
Arthur J. Gallagher & Co. 83,000	2,311
❷ Chubb Corp. 126,000	10,304
Cincinnati Financial Corp. 109,982	4,426
▲ Fidelity National Financial, Inc. 211,000	6,775
Lincoln National Corp. 201,200	9,048
Mercury General Corp. 82,100	4,340
The St. Paul Travelers Cos., Inc. 160,000	5,728
Unitrin, Inc. 60,500	2,753
	55,973
Materials 8.2%	
The Dow Chemical Co. 191,300	8,787
E.I. du Pont de Nemours & Co. 203,400	9,582
Eastman Chemical Co. 163,000	8,802
International Paper Co. 135,000	4,629
MeadWestvaco Corp. 206,000	6,067
PPG Industries, Inc. 140,500	9,491
Rohm & Haas Co. 199,000	8,688
Sonoco Products Co. 60,000	1,625
❼ Weyerhaeuser Co. 147,000	10,086
	67,757
Media 0.6%	
The McGraw-Hill Cos., Inc. 55,000	**4,789**
Pharmaceuticals & Biotechnology 5.0%	
Abbott Laboratories 155,000	7,620
Bristol-Myers Squibb Co. 311,200	8,091
Johnson & Johnson 145,000	9,951
Merck & Co., Inc. 286,700	9,719
Pfizer, Inc. 220,000	5,978
	41,359
Retailing 0.6%	
Genuine Parts Co. 111,000	**4,762**
Semiconductors & Semiconductor Equipment 1.2%	
Intel Corp. 421,000	**9,902**

Security and Number of Shares	Value ($ x 1,000)
Software & Services 1.8%	
Automatic Data Processing, Inc. 188,000	8,167
Electronic Data Systems Corp. 360,000	6,966
	15,133
Technology Hardware & Equipment 1.9%	
Hewlett-Packard Co. 445,000	9,109
Motorola, Inc. 410,000	6,289
	15,398
Telecommunication Services 6.9%	
▲ ❽ Alltel Corp. 176,800	10,070
AT&T Corp. 415,100	7,941
❿ BellSouth Corp. 379,600	10,056
Citizens Communications Co. 465,000	5,929
SBC Communications, Inc. 331,500	7,890
Sprint Corp. (FON Group) 295,800	6,584
Verizon Communications, Inc. 232,300	8,316
	56,786
Utilities 12.5%	
American Electric Power Co., Inc. 263,000	9,263
Centerpoint Energy, Inc. 417,500	4,943
Constellation Energy Group, Inc. 183,700	9,655
❾ Duke Energy Corp. 344,814	10,065
Duquesne Light Holdings, Inc. 120,000	2,111

Security and Number of Shares	Value ($ x 1,000)
Edison International 273,000	9,910
Entergy Corp. 135,000	9,896
Exelon Corp. 171,400	8,484
❺ FirstEnergy Corp. 234,100	10,188
National Fuel Gas Co. 139,300	3,793
OGE Energy Corp. 149,200	4,118
Pinnacle West Capital Corp. 118,000	4,944
The Southern Co. 162,000	5,338
UGI Corp. 119,800	6,018
Xcel Energy, Inc. 283,000	4,862
	103,588

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 0.9% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05	7,515	**7,515**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 2.74%, 06/16/05	150	**150**

End of investments.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini, Long expires 06/17/05	42	2,433	**(56)**

See financial notes.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value	$823,485
Receivables:	
Fund shares sold	3,476
Interest	1
Dividends	1,492
Due from brokers for futures	32
Prepaid expenses	+ 46
Total assets	**828,532**

The fund paid $761,316 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$361,812
Sales/maturities	$82,341

Liabilities

Payables:	
Fund shares redeemed	1,522
Investment adviser and administrator fees	57
Transfer agent and shareholder service fees	12
Accrued expenses	+ 119
Total liabilities	**1,710**

Net Assets

Total assets	828,532
Total liabilities	− 1,710
Net assets	**$826,822**

Net Assets by Source

Capital received from investors	757,382
Net investment income not yet distributed	3,279
Net realized capital gains	4,048
Net unrealized capital gains	62,113

These derive from investments and futures.

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$431,971	34,512	$12.52
Select Shares	$394,851	31,548	$12.52

Federal Tax Data

Portfolio cost	$761,316
Net unrealized gains and losses:	
Gains	$79,107
Losses	+ (16,938)
	$62,169

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$9,585
Long-term capital gains	$707
Capital losses utilized	$268

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$12,354
Interest	+ 111
Total investment income	**12,465**

Net Realized Gains and Losses

Net realized gains on investments sold	4,049
Net realized losses on futures contracts	+ (1)
Net realized gains	**4,048**

Net Unrealized Gains and Losses

Net unrealized gains on investments	20,642
Net unrealized losses on futures contracts	+ (56)
Net unrealized gains	**20,586**

Expenses

Investment adviser and administrator fees	2,780
Transfer agent and shareholder service fees:	
Investor Shares	444
Select Shares	162
Trustees' fees	5
Custodian fees	35
Portfolio accounting fees	51
Professional fees	15
Registration fees	38
Shareholder reports	42
Other expenses	+ 4
Total expenses	3,576
Expense reduction	− 132
Net expenses	**3,444**

Increase in Net Assets from Operations

Total investment income	12,465
Net expenses	− 3,444
Net investment income	**9,021**
Net realized gains	4,048
Net unrealized gains	+ 20,586
Increase in net assets from operations	**$33,655**

Calculated as a percentage of average daily net assets: 0.775% of the first $500 million; 0.77% of the next $500 million; and 0.76% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.85% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). This reduction reflects a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through February 27, 2006 as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.10
Select Shares	0.95

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $24,634.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$9,021	$10,630
Net realized gains	4,048	9,619
Net unrealized gains	+ 20,586	31,897
Increase in net assets from operations	**33,655**	**52,146**

Distributions paid

	11/1/04–4/30/05	11/1/03–10/31/04
Dividends from net investment income		
Investor Shares	3,400	5,107
Select Shares	+ 3,410	5,389
Total dividends from net investment income	**6,810**	**10,496**
Distributions from net realized gains		
Investor Shares	4,838	–
Select Shares	+ 4,386	–
Total distributions from net realized gains	**9,224**	**–**
Total distributions	**$16,034**	**$10,496**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$10,496
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	15,651	$197,237	16,485	$189,992
Select Shares	+ 12,498	157,793	13,314	153,084
Total shares sold	**28,149**	**$355,030**	**29,799**	**$343,076**
Shares Reinvested				
Investor Shares	550	$6,870	331	$3,809
Select Shares	+ 480	5,989	307	3,531
Total shares reinvested	**1,030**	**$12,859**	**638**	**$7,340**
Shares Redeemed				
Investor Shares	(3,875)	($48,834)	(3,492)	($40,556)
Select Shares	+ (2,312)	(29,100)	(3,202)	(37,066)
Total shares redeemed	**(6,187)**	**($77,934)**	**(6,694)**	**($77,622)**
Net transactions in fund shares	**22,992**	**$289,955**	**23,743**	**$272,794**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	43,068	$519,246	19,325	$204,802
Total increase	+ 22,992	307,576	23,743	314,444
End of period	**66,060**	**$826,822**	**43,068**	**$519,246**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,279 and $1,068 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab Small-Cap Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	7/1/03[1]–10/31/03
Per-Share Data ($)			
Net asset value at beginning of period	14.13	11.81	10.00
Income or loss from investment operations:			
Net investment loss	(0.01)	(0.04)	(0.02)
Net realized and unrealized gains	0.57[2]	2.58	1.83
Total income from investment operations	0.56	2.54	1.81
Less distributions:			
Distributions from net realized gains	(1.54)	(0.22)	–
Net asset value at end of period	13.15	14.13	11.81
Total return (%)	3.44[3]	21.74	18.10[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.30[4]	1.30	1.30[4]
Gross operating expenses	1.49[4]	1.61	1.73[4]
Net investment loss	(0.29)[4]	(0.35)	(0.54)[4]
Portfolio turnover rate	48[3]	118	39[3]
Net assets, end of period ($ x 1,000,000)	76	37	26

* Unaudited.

[1] Commencement of operations.

[2] The per share amount does not correspond with the aggregate realized/unrealized losses in the Statement of Operations due to large fund share transactions at the time of market depreciation.

[3] Not annualized.

[4] Annualized.

Select Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	7/1/03[1]– 10/31/03
Per-share data ($)			
Net asset value at beginning of period	14.16	11.81	10.00
Income or loss from investment operations:			
Net investment loss	(0.01)	(0.02)	(0.01)
Net realized and unrealized gains	0.58[2]	2.59	1.82
Total income from investment operations	0.57	2.57	1.81
Less distributions:			
Distributions from net realized gains	(1.54)	(0.22)	–
Net asset value at end of period	13.19	14.16	11.81
Total return (%)	3.50[3]	22.00	18.10[3]
Ratios/Supplemental Data (%)			
Ratios to average net assets:			
Net operating expenses	1.12[4]	1.12	1.12[4]
Gross operating expenses	1.34[4]	1.46	1.58[4]
Net investment loss	(0.10)[4]	(0.16)	(0.36)[4]
Portfolio turnover rate	48[3]	118	39[3]
Net assets, end of period ($ x 1,000,000)	26	18	14

* Unaudited.

[1] Commencement of operations.

[2] The per share amount does not correspond with the aggregate realized/unrealized losses in the Statement of Operations due to large fund share transactions at the time of market depreciation.

[3] Not annualized.

[4] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.5%	Common Stock	96,747	99,511
2.2%	Short-Term Investment	2,254	2,254
0.1%	U.S. Treasury Obligations	120	120
99.8%	Total Investments	99,121	101,885
1.8%	Collateral Invested for Securities on Loan	1,859	1,859
(1.6)%	Other Assets and Liabilities, Net		(1,698)
100.0%	Total Net Assets		102,046

Security and Number of Shares	Value ($ x 1,000)

Common Stock 97.5% of net assets

Automobiles & Components 0.4%

• Tenneco Automotive, Inc. 29,200	**375**

Security and Number of Shares	Value ($ x 1,000)

Banks 2.9%

Bancfirst Corp. 11,100	782
C&F Financial Corp. 600	21
Columbia Bancorp 700	22
Corus Bankshares, Inc. 23,400	1,143
Federal Agricultural Mortgage Corp., Class C 6,100	106
Hancock Holding Co. 11,500	343
Mid-State Bancshares 8,500	207
Santander BanCorp 8,500	188
TierOne Corp. 5,700	133
	2,945

Capital Goods 6.2%

• Alleghany Corp. 2,236	604
• Aviall, Inc. 23,000	673
CIRCOR International, Inc. 28,800	686
▲•❹ ESCO Technologies, Inc. 39,500	2,896
▲ Graco, Inc. 7,700	260
Harsco Corp. 3,500	188
• Quanta Services, Inc. 55,400	442
• Thomas & Betts Corp. 9,100	283
Walter Industries, Inc. 10,300	353
	6,385

Commercial Services & Supplies 5.3%

• Administaff, Inc. 101,350	1,385
• Consolidated Graphics, Inc. 32,350	1,485
• DiamondCluster International, Inc., Class A 54,700	681
G&K Services, Inc., Class A 5,000	192
• Heidrick & Struggles International, Inc. 26,700	691
• Korn/Ferry International 25,200	363
• Portfolio Recovery Associates, Inc. 7,600	273
Rollins, Inc. 9,800	193
Steelcase, Inc., Class A 9,400	124
	5,387

Consumer Durables & Apparel 2.9%

American Greetings Corp., Class A 11,000	249
Cavco Industries, Inc. 36,000	954
▲ K-Swiss, Inc., Class A 59,800	1,794
	2,997

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 6.2%	
▲❼ Blackrock, Inc., Class A 31,600	2,369
• eSpeed, Inc., Class A 27,600	238
•❾ Instinet Group, Inc. 397,700	2,088
• Investment Technology Group, Inc. 25,600	487
• Metris Cos., Inc. 77,500	939
• World Acceptance Corp. 8,000	204
	6,325
Energy 6.5%	
•❿ CAL Dive International, Inc. 46,800	2,082
Frontier Oil Corp. 43,800	1,843
▲•❽ Hydril Co. 42,900	2,256
Overseas Shipholding Group 7,500	423
	6,604
Food & Staples Retailing 0.9%	
• 7-Eleven, Inc. 20,300	475
Ruddick Corp. 18,200	409
	884
Food Beverage & Tobacco 1.6%	
• Boston Beer Co., Inc., Class A 39,800	796
Lancaster Colony Corp. 5,000	208
Vector Group Ltd. 43,400	682
	1,686
Health Care Equipment & Services 9.7%	
• American Retirement Corp. 40,000	594
▲• AMERIGROUP Corp. 36,800	1,292
• Centene Corp. 15,600	435
Computer Programs & Systems, Inc. 2,000	63
• Genesis HealthCare Corp. 46,684	1,863
▲•❶ Haemonetics Corp. 75,200	3,216
• PDI, Inc. 7,700	142
• Sierra Health Services, Inc. 12,200	789
• SurModics, Inc. 8,400	303
Vital Signs, Inc. 24,700	1,008
• WellChoice, Inc. 2,800	157
	9,862

Security and Number of Shares	Value ($ x 1,000)
Hotels Restaurants & Leisure 1.2%	
Ameristar Casinos, Inc. 15,700	774
• California Pizza Kitchen, Inc. 15,400	351
• Luby's, Inc. 13,000	98
	1,223
Insurance 7.9%	
• American Physicians Capital, Inc. 25,600	794
• CNA Surety Corp. 22,600	297
▲ Delphi Financial Group, Inc., Class A 50,050	2,078
Landamerica Financial Group, Inc. 11,950	593
■ Odyssey Re Holdings Corp. 40,700	926
• Ohio Casualty Corp. 44,500	1,044
Safety Insurance Group, Inc. 43,500	1,236
Selective Insurance Group, Inc. 5,900	260
Stancorp Financial Group, Inc. 3,300	252
Zenith National Insurance Corp. 9,800	564
	8,044
Materials 2.3%	
• AK Steel Holding Corp. 16,100	117
Balchem Corp. 8,850	212
• Buckeye Technologies, Inc. 46,700	369
• Crown Holdings, Inc. 25,000	376
• FMC Corp. 2,600	127
Greif, Inc., Class A 1,800	125
Potlatch Corp. 1,200	57
Silgan Holdings, Inc. 15,300	936
	2,319
Media 0.3%	
John Wiley & Sons, Class A 9,900	**358**
Pharmaceuticals & Biotechnology 1.4%	
CNS, Inc. 67,900	1,276
• Kos Pharmaceuticals, Inc. 2,300	111
	1,387

Security and Number of Shares	Value ($ x 1,000)
Real Estate 0.7%	
Capital Automotive Real Estate Investment Trust 3,000	102
Essex Property Trust, Inc. 1,500	114
•Jones Lang LaSalle, Inc. 3,900	146
Kilroy Realty Corp. 2,000	87
New Century Financial Corp. 3,000	137
Shurgard Storage Centers, Inc., Class A 3,200	134
	720
Retailing 8.5%	
Books-A-Million, Inc. 31,500	237
The Buckle, Inc. 22,900	788
The Cato Corp., Class A 48,700	1,252
•Charming Shoppes, Inc. 188,300	1,401
•Guess?, Inc. 19,800	258
•Hibbet Sporting Goods, Inc. 12,900	348
•The Pantry, Inc. 9,200	295
•Payless Shoesource, Inc. 133,400	1,822
•Rent-Way, Inc. 58,900	459
•Shoe Carnival, Inc. 4,700	90
•Too, Inc. 15,800	364
•Trans World Entertainment Corp. 77,900	1,034
•Wilsons The Leather Expert 71,200	358
	8,706
Semiconductors & Semiconductor Equipment 2.6%	
•Agere Systems, Inc., Class B 94,400	111
•DSP Group, Inc. 42,700	1,029
•LSI Logic Corp. 89,600	480
•Photronics, Inc. 66,200	1,053
	2,673
Software & Services 10.1%	
•Advent Software, Inc. 15,700	280
•Ansoft Corp. 2,586	60
•Ansys, Inc. 46,800	1,425
▲•❺ Earthlink, Inc. 306,000	2,809
•Hyperion Solutions Corp. 11,200	455
•Intrado, Inc. 44,600	562

Security and Number of Shares	Value ($ x 1,000)
•NetIQ Corp. 38,700	415
•Parametric Technology Corp. 99,200	528
•Progress Software Corp. 77,891	2,078
SS&C Technologies, Inc. 14,700	374
•SupportSoft, Inc. 44,700	212
Talx Corp. 4,600	114
•United Online, Inc. 113,400	997
	10,309
Technology Hardware & Equipment 5.9%	
▲Agilysys, Inc. 100,000	1,322
•Brightpoint, Inc. 29,400	621
•Brooktrout, Inc. 25,900	255
•Coherent, Inc. 38,200	1,225
•Digi International, Inc. 63,311	674
•Emulex Corp. 38,300	595
•Identix, Inc. 16,500	87
Inter-Tel, Inc. 43,700	832
•Quantum Corp. 157,300	378
	5,989
Telecommunication Services 3.9%	
•Alaska Communications Systems Group, Inc. 1,154	11
•Boston Communications Group 21,200	118
▲•❻ Commonwealth Telephone Enterprises, Inc. 59,900	2,783
CT Communications, Inc. 30,900	355
North Pittsburgh Systems, Inc. 10,700	193
•Premiere Global Services, Inc. 44,400	479
	3,939
Transportation 4.3%	
▲•Alaska Air Group, Inc. 76,500	2,040
■•AMR Corp. 20,900	219
■•Continental Airlines, Inc., Class B 59,400	703
•ExpressJet Holdings, Inc. 84,500	750
▲Heartland Express, Inc. 39,250	728
	4,440

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Utilities 5.8%	
▲❸ Cleco Corp. 144,100	2,942
❷ National Fuel Gas Co. 110,600	3,012
	5,954

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Short-Term Investment 2.2% of net assets		
Bank of America, London Time Deposit		
2.36%, 05/02/05	2,254	**2,254**
U.S. Treasury Obligations 0.1% of net assets		
▲ U.S. Treasury Bills		
2.72%-2.73%, 06/16/05	120	**120**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 1.8% of net assets	
Short-Term Investment 1.8%	
Securities Lending Investments Fund 1,859,203	**1,859**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
Russell 2000 Index, e-mini, Long expires 12/17/04	32	1,859	**(108)**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $1,547 of securities on loan)	$101,885
Collateral held for securities on loan	1,859
Receivables:	
Fund shares sold	412
Dividends	42
Investments sold	726
Due from brokers for futures	21
Securities on loan	2
Prepaid expenses	+ 28
Total assets	**104,975**

The fund paid $99,121 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$85,382
Sales/maturities	$39,108

The fund's total security transactions with other Schwab Funds® during the period were $4,561.

Liabilities

Collateral held for securities on loan	1,859
Payables:	
Fund shares redeemed	130
Investments bought	873
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	2
Trustee fees	1
Accrued expenses	+ 57
Total liabilities	**2,929**

Net Assets

Total assets	104,975
Total liabilities	− 2,929
Net assets	**$102,046**

These derive from investments and futures.

Net Assets by Source

Capital received from investors	95,697
Net investment loss	(101)
Net realized capital gains	3,794
Net unrealized capital gains	2,656

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$76,392		5,808		$13.15
Select Shares	$25,654		1,945		$13.19

Federal Tax Data

Portfolio cost	$99,194

Net unrealized gains and losses:

Gains	$8,196
Losses	+ (5,505)
	$2,691

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$4,863
Long-term capital gains	$2,192

See financial notes. 59

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income		
Dividends		$389
Interest		26
Securities on loan	+	8
Total investment income		**423**
Net Realized Gains and Losses		
Net realized gains on investments sold		3,705
Net realized gains on futures contracts	+	132
Net realized gains		**3,837**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		(3,874)
Net unrealized losses on futures contracts	+	(152)
Net unrealized losses		**(4,026)**
Expenses		
Investment adviser and administrator fees		427
Transfer agent and shareholder service fees:		
Investor Shares		75
Select Shares		12
Trustees' fees		3
Custodian fees		21
Portfolio accounting fees		13
Professional fees		15
Registration fees		12
Shareholder reports		27
Other expenses	+	1
Total expenses		606
Expense reduction	−	82
Net expenses		**524**
Decrease in Net Assets from Operations		
Total investment income		423
Net expenses	−	524
Net investment loss		**(101)**
Net realized gains		3,837
Net unrealized losses	+	(4,026)
Decrease in net assets from operations		**($290)**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assts: 0.975% of the first $500 million; 0.93% of the next $500 million; and 0.91% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 1.05% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $79 from the investment adviser (CSIM) and $3 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.12

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net loss on investments of $189.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment loss	($101)	($143)
Net realized gains	3,837	7,183
Net unrealized gains or losses	+ (4,026)	2,253
Increase or decrease in net assets from operations	**(290)**	**9,293**

Distributions Paid

Distributions from net realized gains

	11/1/04–4/30/05	11/1/03–10/31/04
Investor Shares	4,802	499
Select Shares	+ 2,252	266
Total distributions from net realized gains	**$7,054**	**$765**

The tax-basis components of distributions for the period ended 10/31/04 are:
Ordinary income $642
Long-term capital gains $123

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,699	$51,875	1,153	$15,053
Select Shares	+ 946	13,429	301	3,944
Total shares sold	**4,645**	**$65,304**	**1,454**	**$18,997**
Shares Reinvested				
Investor Shares	313	$4,324	37	$453
Select Shares	+ 118	1,635	17	204
Total shares reinvested	**431**	**$5,959**	**54**	**$657**
Shares Redeemed				
Investor Shares	(798)	($11,125)	(763)	($10,029)
Select Shares	+ (423)	(5,867)	(221)	(2,885)
Total shares redeemed	**(1,221)**	**($16,992)**	**(984)**	**($12,914)**
Net transactions in fund shares	**3,855**	**$54,271**	**524**	**$6,740**

For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,898	$55,119	3,374	$39,851
Total increase	+ 3,855	46,927	524	15,268
End of period	**7,753**	**$102,046**	**3,898**	**$55,119**

Includes net investment loss in the amount of $101 at the end of the current period.

See financial notes. 61

Schwab Hedged Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	3/1/05[1]– 4/30/05*
Per-Share Data ($)	
Net asset value at beginning of period	13.51
Income or loss from investment operations:	
Net investment loss	(0.00)[2]
Net realized and unrealized gains	0.04
Total income from investment operations	0.04
Net asset value at end of period	13.55
Total return (%)	0.30[3]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses (including dividend expense on short sales)	2.44[4]
Net operating expenses (excluding dividend expense on short sales)	2.13[4,5]
Gross operating expenses	2.61[4]
Net investment loss	(0.35)[4]
Portfolio turnover rate	65[3]
Net assets, end of period ($ x 1,000,000)	2

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.
[5] The ratio of net operating expenses would have been 2.00% if interest expense had not been included.

See financial notes.

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	9/3/02[1]–10/31/02
Per-Share Data ($)				
Net asset value at beginning of period	13.01	11.53	9.84	10.00
Income or loss from investment operations:				
Net investment loss	(0.03)	(0.09)	(0.09)	(0.01)
Net realized and unrealized gains or losses	1.21	1.57	1.78	(0.15)
Total income or loss from investment operations	1.18	1.48	1.69	(0.16)
Less distributions:				
Distributions from net realized gains	(0.64)	–	–	–
Net asset value at end of period	13.55	13.01	11.53	9.84
Total return (%)	9.19[2]	12.84	17.17	(1.60)[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses (including dividend expense on short sales)	2.52[3]	2.43	2.37	2.39[3]
Net operating expenses (excluding dividend expense on short sales)	2.10[3,4]	2.10[5]	2.00	2.00[3]
Gross operating expenses	2.71[3]	2.71	2.77	3.33[3]
Net investment loss	(0.48)[3]	(0.86)	(0.90)	(0.79)[3]
Portfolio turnover rate	65[2]	99	114	68[2]
Net assets, end of period ($ x 1,000,000)	105	68	44	32

* Unaudited.

1 Commencement of operations.

2 Not annualized.

3 Annualized.

4 The ratio of net operating expenses would have been 1.91% if interest expense had not been included.

5 The ratio of net operating expenses would have been 2.00% if interest expense had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC'S website at http://www.sec.gov and may be reviewed and copied at the SEC'S Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbol below to designate certain characteristics of the security.

❶ Top five long holdings/top five short positions

• Non-income producing security

■ All or a portion of this security is held as collateral for short sales

Holdings by Category	Cost/Proceeds ($x1,000)	Value ($x1,000)
93.8%	Common Stock	95,030	100,136
7.0%	Short-Term Investments	7,479	7,479
100.8%	Total Investments	102,509	107,615
(45.7)%	Short Sales	(53,918)	(48,845)
44.9%	Other Assets and Liabilities, Net		47,963
100.0%	Total Net Assets		106,733

Security and Number of Shares	Value ($ x 1,000)
Common Stock 93.8% of net assets	

Automobiles & Components 0.6%

Ford Motor Co. 74,600	**680**

Banks 2.6%

Associated Bancorp. 10,300	319
Bank of Hawaii Corp. 4,800	227

Security and Number of Shares	Value ($ x 1,000)
■ Comerica, Inc. 14,500	830
■ Countrywide Credit Industries, Inc. 16,700	605
Santander Bancorp 330	7
■ UnionBanCal Corp. 12,300	757
	2,745

Capital Goods 5.2%

Ametek Inc. 6,300	238
•■ Cooper Industries, Inc. 17,900	1,139
Emerson Electric Co. 2,100	132
Grainger, Inc. 4,400	243
ITT Industries, Inc. 300	27
■ Lockheed Martin Corp. 13,500	823
■ Raytheon Co. 13,100	493
■ Rockwell International Corp. 9,600	444
■ Textron, Inc. 10,900	821
■ The Boeing Co. 12,900	768
• Thomas & Betts Corp. 15,000	467
	5,595

Commercial Services & Supplies 0.5%

■ Cendant Corp. 16,400	327
■ Robert Half International, Inc. 8,700	216
	543

Consumer Durables & Apparel 3.2%

■ American Greetings Corp., Class A 23,600	535
■ Black & Decker Corp. 5,300	443
■ Eastman Kodak Co. 17,500	437
K-Swiss, Inc., Class A 600	18
• Marvel Enterprises, Inc. 10,600	208
■ Newell Rubbermaid, Inc. 30,400	661
Nike, Inc., Class B 4,700	361
The Stanley Works 600	26
■ VF Corp. 13,100	741
	3,430

Consumer Services 3.6%

■❺ Ameristar Casinos, Inc. 39,717	1,958
■ Darden Restaurants, Inc. 47,400	1,422
■ Yum! Brands, Inc. 9,800	460
	3,840

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 6.2%	
American Express Co. 5,600	295
•■Americredit Co. 50,200	1,175
•Ameritrade Holding Corp. 70,000	734
■Blackrock, Inc. 10,600	794
■Capital One Financial Corp. 5,500	390
■Franklin Resources, Inc. 5,300	364
•Instinet Group Corp. 67,400	354
■Mellon Financial Corp. 70,200	1,944
■Principal Financial Group, Inc. 15,100	590
	6,640
Energy 8.5%	
■Burlington Resources, Inc. 39,600	1,925
•■Cal Dive International, Inc. 15,241	678
ChevronTexaco Corp. 15,100	785
Devon Energy Corp. 2,600	117
■❷Exxon Mobil Corp. 67,900	3,872
•■Hydril Co. 13,318	701
■Occidental Petroleum Corp. 4,600	317
Sunoco, Inc. 3,000	298
•■Tesoro Petroleum Corp. 8,000	304
Valero Energy Corp. 1,600	110
	9,107
Food & Staples Retailing 1.2%	
•7-Eleven, Inc. 25,600	599
•Rite Aid Corp. 165,200	600
Ruddick Corp. 5,000	112
	1,311
Food Beverage & Tobacco 4.9%	
■Archer-Daniels-Midland Co. 74,300	1,337
Brown-Forman Corp., Class B 2,300	128
Coca-Cola Co. 44,800	1,946
■Kellogg Co. 16,300	733
PepsiAmericas, Inc. 16,100	397
■UST, Inc. 15,100	691
	5,232

Security and Number of Shares	Value ($ x 1,000)
Health Care Equipment & Services 5.7%	
■Aetna, Inc. 9,400	690
•Amerigroup Corp. 2,000	70
■Bausch & Lomb, Inc. 6,200	465
■Becton Dickinson & Co. 22,000	1,287
•■Cerner Corp. 10,445	606
•Haemonetics Corp. 16,300	697
•Humana, Inc. 4,600	159
•■Pacificare Health Systems, Inc. 1,900	114
■PerkinElmer, Inc. 26,600	492
•■Sierra Health Services, Inc. 8,900	576
■United Healthcare Corp. 4,800	454
•Wellchoice, Inc. 2,400	135
•Wellpoint, Inc. 2,200	281
	6,026
Insurance 4.3%	
■AFLAC, Inc. 7,300	297
•■Allmerica Financial Corp. 7,900	265
■Allstate Corp. 5,300	297
■Amerus Group Co. 10,800	508
•CNA Financial Corp. 8,500	233
Lincoln National Corp. 6,400	288
Loews Corp. 7,800	553
Mercury General Corp. 5,900	312
■Nationwide Financial Services, Inc. 14,000	496
Odyssey Re Holdings Corp. 4,800	109
•Ohio Casualty Corp. 3,401	80
Reinsurance Group of America, Inc. 2,100	94
StanCorp. Financial Group, Inc. 3,200	245
Transatlantic Holdings, Inc. 925	53
■W.R. Berkley Corp. 21,975	714
	4,544
Materials 5.7%	
•AK Steel Holding Corp. 31,700	230
■Carpenter Technology Corp. 9,700	537
•Crown Holdings, Inc. 22,000	331
Dow Chemical Co. 9,300	427

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
•■ FMC Corp. 8,100	397
Martin Marietta Materials, Inc. 20,400	1,122
■ Monsanto Co. 12,500	733
■ Phelps Dodge Corp. 4,000	343
■ PPG Industries, Inc. 12,500	844
■ Rohm & Haas Co. 4,700	205
■ Sigma Aldrich Corp. 6,316	369
■ United States Steel Corp. 11,700	500
	6,038

Media 3.6%

■ Catalina Marketing Corp. 19,400	451
•■ Gemstar TV Guide International, Inc. 126,900	488
•■ Getty Images, Inc. 7,100	508
John Wiley & Sons, Inc. 18,500	669
■ McGraw Hill Cos., Inc. 5,100	444
•■ R.H. Donnelley Corp. 14,800	843
• Time Warner, Inc. 28,000	471
	3,874

Pharmaceuticals & Biotechnology 7.2%

Applied Biosystems Group 20,900	443
•■ Invitrogen Corp. 4,100	300
■❶ Johnson & Johnson 58,500	4,015
•■ KOS Pharmaceuticals 24,900	1,200
Merck & Co., Inc. 51,300	1,739
	7,697

Real Estate 1.0%

• CB Richard Ellis 30,900	**1,074**

Retailing 7.8%

■ Abercrombie & Fitch Co., Class A 11,400	615
American Eagle Outfitters, Inc. 13,000	341
•■ Charming Shoppes, Inc. 72,355	538
■ Circuit City Stores, Inc. 103,800	1,640
■ J.C. Penny Co., Inc. 39,800	1,887
■ Michael's Stores, Inc. 41,100	1,365
■ Nordstrom, Inc. 17,400	884
•■ Payless Shoesource, Inc. 77,100	1,053
	8,323

Security and Number of Shares	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 2.6%	
• Agere Systems, Inc., Class B 165,700	195
■❹ Intel Corp. 92,500	2,176
• LSI Logic Corp. 76,500	410
	2,781

Software & Services 7.4%

■ Acxiom Corp. 14,884	283
■ Adobe Systems, Inc. 1,700	101
• Ansys, Inc. 7,360	224
■ Autodesk, Inc. 16,262	518
• Bea Systems, Inc. 24,000	166
•■ CheckFree Corp. 19,800	726
•■ Citrix Systems, Inc. 21,716	489
• Computer Sciences Corp. 9,100	396
• Earthlink, Inc. 183,900	1,688
Electronic Data Systems Corp. 19,400	375
Fair, Isaac & Co., Inc. 18,400	605
•■ Hyperion Solutions Corp. 10,217	416
• McAfee, Inc. 16,800	351
• Oracle Systems Corp. 10,500	121
• Siebel Systems, Inc. 12,900	116
•■ Sybase, Inc. 31,500	596
•■ Synopsys, Inc. 30,700	505
•■ United Online, Inc. 21,944	193
	7,869

Technology Hardware & Equipment 3.1%

•■ Apple Computer, Inc. 23,800	858
• Aspect Telecommunications Corp. 1,200	10
•■ Comverse Technology, Inc. 23,100	527
• Emulex Corp. 20,300	315
•■ NCR Corp. 19,400	640
■ Scientific Atlanta, Inc. 4,600	141
•■ Storage Technology Corp. 16,800	467
• Xerox Corp. 25,000	331
	3,289

Telecommunication Services 0.6%

Alltel Corp. 3,600	205
Commonwealth Telephone Enterprises, Inc. 9,972	463
	668

Security and Number of Shares	Value ($ x 1,000)
Transportation 3.2%	
• AMR Corp. 2,600	27
■ CNF, Inc. 15,600	667
■ CSX Corp. 38,200	1,533
Heartland Express, Inc. 10,845	201
J.B. Hunt Transport Services, Inc. 10,300	403
■ Norfolk Southern Corp. 18,400	578
	3,409
Utilities 5.1%	
•■ AES Corp. 30,000	482
Constellation Energy Group, Inc. 8,700	457
■❸ Duke Energy Corp. 128,400	3,748
FirstEnergy Corp. 7,100	309
National Fuel Gas Co. 15,400	419
PPL Corp. 100	6
	5,421

Short-Term Investments 7.0% of net assets

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 7.0%	
Provident Institutional Funds – TempFund 7,479,341	**7,479**

End of investments.

Short Sales 45.7% of net assets

Security and Number of Shares	Value ($ x 1,000)
Automobiles & Components 0.8%	
American Axle & Manufacturing Holdings, Inc. 5,200	104
Arvin Meritor, Inc. 32,900	391
Superior Industries International, Inc. 4,000	81
Thor Industries, Inc. 11,400	307
	883

Security and Number of Shares	Value ($ x 1,000)
Banks 0.8%	
Accredited Home Lenders Holding Co. 2,800	111
IndyMac Bankcorp., Inc. 6,000	231
Queens County Bancorp, Inc. 28,300	501
	843
Capital Goods 7.5%	
Carlisle Cos., Inc. 3,700	266
Curtiss-Wright Corp. 29,500	1,599
Fastenal Co. 9,600	514
Fluor Corp. 19,000	980
Lincoln Electric Holdings, Inc. 28,500	871
Mueller Industries, Inc. 47,200	1,222
Trinity Industries, Inc. 56,900	1,329
United Rentals, Inc. 2,300	42
York International Corp. 32,600	1,276
	8,099
Commercial Services & Supplies 1.1%	
Allied Waste Industries, Inc. 32,000	256
Mine Safety Appliances Co. 19,300	689
Resources Connection, Inc. 4,800	92
United Stationers, Inc. 2,000	84
	1,121
Consumer Durables & Apparel 1.2%	
Beazer Homes USA, Inc. 22,700	1,035
Callaway Golf Co. 4,600	50
Ethan Allen Interiors, Inc. 3,300	99
Leapfrog Enterprises, Inc. 2,100	21
Mohawk Industries, Inc. 800	62
	1,267
Consumer Services 3.3%	
Aztar Corp. 15,900	434
Krispy Kreme Doughnuts, Inc. 3,500	21
Outback Steakhouse, Inc. 25,400	1,026
Panera Bread Co., Class A 600	30
Wendy's International, Inc. 4,000	172
❹ Wynn Resorts Ltd. 34,600	1,832
	3,515

Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Diversified Financials 0.2%	
First Marblehead Corp. (The) 5,100	**197**
Energy 4.8%	
Encore Acquisition Co. 4,600	169
❶ Quicksilver Resources, Inc. 41,200	2,115
Spinnaker Exploration Co. 40,600	1,300
Whiting Petroleum Corp. 50,000	1,514
	5,097
Food & Staples Retailing 2.5%	
Sysco Corp. 7,900	273
❸ United Natural Foods, Inc. 69,322	1,858
Walgreen Co. 2,300	99
Whole Foods Market, Inc. 4,312	430
	2,660
Food Beverage & Tobacco 0.9%	
Anheuser-Busch Co., Inc. 4,700	220
J.M. Smucker Co. 8,500	422
Tootsie Roll Industries, Inc. 2,500	77
Universal Corp. 4,900	224
	943
Health Care Equipment & Services 0.5%	
Fisher Scientific International, Inc. 2,400	143
Health Management Associates, Inc., Class A 9,500	235
Health Net, Inc. 2,000	68
Invacare Corp. 3,100	127
	572
Materials 2.5%	
❺ Airgas, Inc. 82,700	1,813
Arch Coal, Inc. 6,900	306
GrafTech International Ltd. 63,000	240
Valspar Corp. 7,300	302
	2,660
Media 0.4%	
Sirius Satellite Radio, Inc. 96,000	**457**

Security and Number of Shares	Value ($ x 1,000)
Pharmaceuticals & Biotechnology 4.1%	
Amylin Pharmaceuticals, Inc. 23,800	405
Atherogenics, Inc. 500	5
Chiron Corp. 12,000	410
Eli Lilly & Co. 7,500	439
Eyetech Pharmaceuticals, Inc. 1,100	25
Human Genome Sciences, Inc. 8,800	91
Impax Laboratories, Inc. 74,800	1,217
Ivax Corp. 25,425	481
Martek Biosciences Corp. 15,084	577
Medimmune, Inc. 7,200	183
MGI Pharmaceuticals, Inc. 5,621	124
Neurocrine Biosciences, Inc. 2,963	104
Onyx Pharmacueticals, Inc. 900	28
Par Pharmaceutical Cos., Inc. 6,700	201
Perrigo Co. 3,800	70
	4,358
Retailing 6.2%	
Ann Taylor Stores Corp. 15,700	384
Big Lots, Inc. 35,000	356
Dick's Sporting Goods, Inc. 26,600	818
Dollar Tree Stores, Inc. 3,300	81
Family Dollar Stores, Inc. 8,400	227
Kohls Corp. 3,800	181
Petsmart, Inc. 8,005	213
Saks, Inc. 29,100	496
❷ The Neiman-Marcus Group, Inc., Class A 21,100	2,075
The TJX Max Cos., Inc. 4,800	109
Tiffany & Co. 31,800	959
Tractor Supply Co. 13,094	527
Tuesday Morning Corp. 6,812	179
Zale Corp. 1,000	27
	6,631
Semiconductors & Semiconductor Equipment 0.1%	
Amkor Technology, Inc. 31,020	**100**

Security and Number of Shares	Value ($ x 1,000)
Software & Services 3.8%	
Bearingpoint, Inc. 192,400	1,191
CNET Networks, Inc. 112,400	1,114
Electronic Arts, Inc. 3,500	187
Henry Jack and Associates, Inc. 24,700	425
Realnetworks, Inc. 168,400	1,037
Red Hat, Inc. 5,000	54
	4,008
Technology Hardware & Equipment 1.7%	
CDW Corp. 2,000	109
Diebold, Inc. 20,900	1,011
Sonus Networks, Inc. 20,300	70
Tekelec 33,400	455
UTStarcom, Inc. 23,545	224
	1,869
Transportation 0.9%	
AirTran Holdings, Inc. 800	7
Alexander & Baldwin, Inc. 12,878	525
Expeditors International of Washington, Inc. 1,500	74
Jetblue Airways Corp. 13,756	276
Sirva, Inc. 10,600	74
	955
Utilities 2.4%	
Calpine Corp. 504,400	903
Equitable Resources, Inc. 3,300	190
New Jersey Resources Corp. 33,500	1,453
Southern Union Co. 2,700	65
	2,610

End of short sale positions.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value		$107,615
Deposits with broker for short sales		47,545
Receivables:		
Fund shares sold		435
Interest		87
Dividends		54
Prepaid expenses	+	14
Total assets		**155,750**

Liabilities

Securities sold short, at value		48,845
Payables:		
Fund shares redeemed		102
Dividends on short sales		13
Investment adviser and administrator fees		14
Accrued expenses	+	43
Total liabilities		**49,017**

Net Assets

Total assets		155,750
Total liabilities	–	49,017
Net assets		**$106,733**

Net Assets by Source

Capital received from investors	90,898
Net investment loss	(212)
Net realized capital gains	5,868
Net unrealized capital gains	10,179

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$ 2,198		162		$13.55
Select Shares	$104,535		7,716		$13.55

Unless stated, all numbers x 1,000.

The fund paid $102,509 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$86,814
Sales/maturities	$56,897

The proceeds for securities sold short is $53,918.

These derive from investments and short sales.

Federal Tax Data

Portfolio cost		$102,661
Net unrealized gains and losses:		
Gains		$8,311
Losses	+	(3,357)
		$4,954
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$–
Long-term capital gains		$3,789
Capital losses utilized		$260

 See financial notes.

Statement of

Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income		
Dividends		$601
Interest	+	300
Total investment income		**901**
Net Realized Gains and Losses		
Net realized gains on investments		7,368
Net realized losses on short sales	+	(1,274)
Net realized gains		**6,094**
Net Unrealized Gains and Losses		
Net unrealized losses on investments		(4,114)
Net unrealized gains on short sales	+	5,164
Net unrealized gains		**1,050**
Expenses		
Investment adviser and administrator fees		759
Transfer agent and shareholder service fees:		
Investor Shares		–
Select Shares		85
Trustees' fees		2
Custodian and portfolio accounting fees		42
Professional fees		22
Registration fees		10
Interest expense		85
Other expenses	+	3
Total expenses before short sales		1,008
Dividends on short sales		185
Expense reduction	+	(80)
Net expenses		**1,113**
Increase in Net Assets from Operations		
Total investment income		901
Net expenses	–	1,113
Net investment loss		**(212)**
Net realized gains		6,094
Net unrealized gains	+	1,050
Increase in net assets from operations		**$6,932**

Unless stated, all numbers x 1,000.

Net of $1 foreign withholding tax.

Calculated as a percentage of average daily net assets: 1.675% of the first $500 million, 1.65% of the next $500 million, and 1.63% over $1 billion. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 1.75% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $70 from the Investment Adviser (CSIM) and $10 from the transfer agent and shareholder servicing agent (Schwab). The reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through February 27, 2006 as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	2.00%
Select Shares	1.77%

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $7,144.

See financial notes.

Statement of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment loss	($212)	($455)
Net realized gains	6,094	4,186
Net unrealized gains	+ 1,050	2,597
Increase in net assets from operations	**6,932**	**6,328**

Distributions Paid

Distributions from net realized gains		
Investor Shares	–	–
Select Shares	+ 3,789	–
Total distributions from net realized gains	**$3,789**	**$ –**

Transactions in Fund Shares

The fund started offering Investor Shares on March 1, 2005 and the fund shares in existence prior to March 1, 2005 were designated as Select Shares.

	11/1/04–4/30/05 SHARES	11/1/04–4/30/05 VALUE	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 VALUE
Shares Sold				
Investor Shares	169	$2,276	–	$ –
Select Shares	+ 2,786	37,414	2,509	31,194
Total shares sold	**2,955**	**$39,690**	**2,509**	**$31,194**
Shares Reinvested				
Investor Shares	–	$ –	–	$ –
Select Shares	+ 255	3,389	–	–
Total shares reinvested	**255**	**$3,389**	**–**	**$ –**
Shares Redeemed				
Investor Shares	(7)	($94)	–	$ –
Select Shares	+ (576)	(7,686)	(1,073)	(13,199)
Total shares redeemed	**(583)**	**($7,780)**	**(1,073)**	**($13,199)**
Net transactions in fund shares	**2,627**	**$35,299**	**1,436**	**$17,995**

For shares purchased on or before 4/29/05 and held less than 180 days , the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	
Investor Shares	$ 1
Select Shares	+ $19
Total	**$20**
Prior period	
Select Shares	$41

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05 SHARES	11/1/04–4/30/05 NET ASSETS	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 NET ASSETS
Beginning of period	5,251	$68,291	3,815	$43,968
Total increase	+ 2,627	38,442	1,436	24,323
End of period	**7,878**	**106,733**	**5,251**	**$68,291**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $212 at the end of the current period.

 See financial notes.

Schwab Financial Services Fund™

Financial Statements

Financial Highlights

	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	13.12	11.77	9.44	9.75	11.86	10.00
Income or loss from investment operations:						
Net investment income	0.11	0.08	0.11	0.12	0.09	0.04
Net realized and unrealized gains or losses	0.35	1.37	2.37	(0.28)	(1.76)	1.82
Total income or loss from investment operations	0.46	1.45	2.48	(0.16)	(1.67)	1.86
Less distributions:						
Dividends from net investment income	(0.09)	(0.10)	(0.15)	(0.09)	(0.06)	–
Distributions from net realized gains	(0.94)	–	–	(0.06)	(0.38)	–
Total distributions	(1.03)	(0.10)	(0.15)	(0.15)	(0.44)	–
Net asset value at end of period	12.55	13.12	11.77	9.44	9.75	11.86
Total return (%)	3.24[2]	12.39	26.68	(1.78)	(14.51)	18.60[2]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	1.06[3]	1.05	1.04[4]	0.89	0.89	0.89[3]
Gross operating expenses	1.16[3]	1.25	1.49	1.32	1.23	1.99[3]
Net investment income	1.69[3]	0.62	1.05	1.20	0.75	1.04[3]
Portfolio turnover rate	50[2]	85	181	131	151	40[2]
Net assets, end of period ($ x 1,000,000)	20	20	18	17	21	24

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 1.03% if interest expense had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
100.1%	**Common Stock**	18,615	20,114
0.2%	**Short-Term Investment**	42	42
100.3%	**Total Investments**	**18,657**	**20,156**
1.8%	**Collateral Invested for Securities on Loan**	355	355
(2.1)%	**Other Assets and Liabilities, Net**		(414)
100.0%	**Total Net Assets**		**20,097**

Security and Number of Shares	Value ($ x 1,000)
Common Stock 100.1% of net assets	
Banks 32.6%	
Bancfirst Corp. 2,500	176
Bank of America Corp. 3,160	142
Bank of Hawaii Corp. 8,100	384
❷ City National Corp. 15,100	1,065
❹ Comerica, Inc. 18,000	1,031
Corus Bankshares, Inc. 6,700	327
Countrywide Financial Corp. 24,198	876
❻ KeyCorp, Inc. 29,900	991
Santander BanCorp 1,900	42
SunTrust Banks, Inc. 2,900	211
❼ UnionBanCal Corp. 15,700	966
Wachovia Corp. 6,500	333
	6,544
Diversified Financials 38.3%	
A.G. Edwards, Inc. 10,000	397
❺ American Express Co. 19,000	1,001
■• AmeriCredit Corp. 12,500	292
• Ameritrade Holding Corp. 17,000	178
Blackrock, Inc., Class A 3,400	255
Capital One Financial Corp. 9,700	688
• E*TRADE Financial Corp. 25,800	287
❸ Franklin Resources, Inc. 15,100	1,037
• Instinet Group, Inc. 62,400	328
• Investment Technology Group, Inc. 2,100	40
❿ Mellon Financial Corp. 32,900	911
Merrill Lynch & Co., Inc. 14,300	771
• Metris Cos., Inc. 1,100	13
Moody's Corp. 2,300	189
Northern Trust Corp. 3,800	171
Nuveen Investments, Inc., Class A 5,600	190
❽ Principal Financial Group, Inc. 24,200	946
	7,694
Insurance 27.7%	
❶ AFLAC, Inc. 28,200	1,146
• American Physicians Capital, Inc. 5,500	171
Chubb Corp. 9,200	752
• CNA Financial Corp. 7,300	200
Delphi Financial Group, Inc., Class A 3,900	162
Loews Corp. 1,800	128
❾ Metlife, Inc. 24,100	938

Security and Number of Shares	Value ($ x 1,000)
Nationwide Financial Services, Inc., Class A 9,900	351
■ Odyssey Re Holdings Corp. 2,900	66
Prudential Financial, Inc. 15,100	863
Reinsurance Group of America, Inc. 8,500	380
W.R. Berkley Corp. 12,750	414
	5,571

Real Estate 1.5%

• Trammell Crow Co. 12,200	260
• United Capital Corp. 2,100	45
	305

Security Rate, maturity date	Face Amount ($ x 1,000)	

Short Term Investment
0.2% of net assets

Brown Brothers Harriman, Grand Cayman Time Deposit 2.36%, 05/02/05	42	**42**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan
1.8% of net assets

Short-Term Investment 1.8%

Securities Lending Investments Fund 354,944	**355**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $341 of securities on loan)	$20,156
Collateral held for securities on loan	355
Receivables:	
Fund shares sold	14
Dividends	9
Investments sold	5
Prepaid expenses	+ 11
Total assets	**20,550**

Liabilities

Collateral held for securities on loan	355
Payables:	
Fund shares redeemed	10
Investments bought	69
Investment adviser and administrator fees	1
Trustees' fees	1
Accrued expenses	+ 17
Total liabilities	**453**

Net Assets

Total assets	20,550
Total liabilities	− 453
Net assets	**$20,097**

Net Assets by Source

Capital received from investors	17,483
Net investment income not yet distributed	119
Net realized capital gains	996
Net unrealized capital gains	1,499

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$20,097		1,601		$12.55

Unless stated, all numbers x 1,000.

The fund paid $18,657 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$10,301
Sales/maturities	$10,172

Federal Tax Data

Portfolio cost	$18,662
Net unrealized gains and losses:	
Gains	$1,794
Losses	+ (300)
	$1,494
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$87
Long-term capital gains	$1,402
Capital losses utilized	$911

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$278
Securities on loan	+	1
Total investment income		**279**

Net Realized Gains and Losses

Net realized gains on investments sold	**1,004**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(537)**

Expenses

Investment adviser and administrator fees		55
Transfer agent and shareholder service fees		25
Trustees' fees		3
Custodian fees		13
Portfolio accounting fees		2
Professional fees		12
Registration fees		5
Shareholder reports		2
Other expenses	+	1
Total expenses		118
Expense reduction	−	10
Net expenses		**108**

Increase in Net Assets from Operations

Total investment income		279
Net expenses	−	108
Net investment income		**171**
Net realized gains		1,004
Net unrealized losses	+	(537)
Increase in net assets from operations		**$638**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million; 0.515% of the next $500 million; and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 27, 2006, to 1.10% of average daily net assets. This limit excludes interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $467.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$171	$123
Net realized gains	1,004	2,314
Net unrealized losses	+ (537)	(253)
Increase in net assets from operations	**638**	**2,184**

Distributions Paid

	11/1/04–4/30/05	11/1/03–10/31/04
Dividends from net investment income	139	158
Distributions from net realized gains	+ 1,403	–
Total dividends and distributions paid	**$1,542**	**$158**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$158
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	297	$3,839	369	$4,651
Shares reinvested	104	1,356	12	142
Shares redeemed	+ (291)	(3,754)	(457)	(5,709)
Net transactions in fund shares	**110**	**$1,441**	**(76)**	**($916)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$4
Prior period	$5

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,491	$19,560	1,567	$18,450
Total increase or decrease	+ 110	537	(76)	1,110
End of period	**1,601**	**$20,097**	**1,491**	**$19,560**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $119 and $87 at the end of the current period and prior period, respectively.

Schwab Health Care Fund™

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	7/3/00[1]–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	10.78	8.43	7.12	9.00	10.27	10.00
Income or loss from investment operations:						
Net investment income or loss	(0.01)	(0.06)	0.01	0.03	0.00[2]	(0.00)[2]
Net realized and unrealized gains or losses	1.83	2.41	1.33	(1.90)	(1.10)	0.27
Total income or loss from investment operations	1.82	2.35	1.34	(1.87)	(1.10)	0.27
Less distributions:						
Dividends from net investment income	–	–	(0.03)	(0.01)	(0.00)[2]	–
Distributions from net realized gains	–	–	–	–	(0.17)	–
Total distributions	–	–	(0.03)	(0.01)	(0.17)	–
Net asset value at end of period	12.60	10.78	8.43	7.12	9.00	10.27
Total return (%)	16.88[3]	27.88	18.96	(20.84)	(10.94)	2.70[3]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.91[4]	1.04	1.04	0.89	0.89	0.89[4]
Gross operating expenses	0.91[4]	1.07	1.34	1.18	1.17	2.04[4]
Net investment income or loss	(0.34)[4]	(0.73)	0.13	0.25	0.06	(0.02)[4]
Portfolio turnover rate	30[3]	105	200	99	92	41[3]
Net assets, end of period ($ x 1,000,000)	159	54	25	21	32	28

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
96.7% Common Stock	136,152	153,315
4.3% Short-Term Investments	6,807	6,807
0.2% U.S. Treasury Obligations	339	339
0.0% Rights	—	—
101.2% Total Investments	143,298	160,461
3.2% Collateral Invested for Securities on Loan	5,082	5,082
(4.4)% Other Assets and Liabilities, Net		(6,942)
100.0% Total Net Assets		158,601

Security and Number of Shares	Value ($ x 1,000)
Common Stock 96.7% of net assets	
Health Care Equipment & Services 71.3%	
❶ Aetna, Inc. 75,600	5,547
• American Retirement Corp. 53,000	787

Security and Number of Shares	Value ($ x 1,000)
• AMERIGROUP Corp. 85,100	2,989
Bausch & Lomb, Inc. 68,300	5,122
❺ Becton Dickinson & Co. 92,400	5,407
• Caremark Rx, Inc. 33,000	1,322
• Centene Corp. 89,700	2,498
■• Cerner Corp. 87,000	5,051
❷ CIGNA Corp. 60,000	5,519
• Coventry Health Care, Inc. 55,900	3,825
• DaVita, Inc. 27,025	1,089
Dentsply International, Inc. 30,000	1,640
•❾ Express Scripts, Inc. 59,000	5,289
• Genesis HealthCare Corp. 104,900	4,185
• Gentiva Health Services, Inc. 19,000	372
• Haemonetics Corp. 112,300	4,803
▲• Humana, Inc. 149,600	5,184
IMS Health, Inc. 80,100	1,921
• Laboratory Corp. of America Holdings 45,600	2,257
• Lincare Holdings, Inc. 111,300	4,750
Matthews International Corp., Class A 23,800	847
▲• Medco Health Solutions, Inc. 99,500	5,071
•❻ Pacificare Health Systems, Inc. 89,400	5,343
• PDI, Inc. 35,892	660
PerkinElmer, Inc. 248,900	4,605
• Sierra Health Services, Inc. 67,400	4,360
• SurModics, Inc. 15,000	541
• Thermo Electron Corp. 148,600	3,712
❸ UnitedHealth Group, Inc. 57,900	5,472
• Ventiv Health, Inc. 92,000	1,918
• Visx, Inc. 70,000	1,669
Vital Signs, Inc. 10,800	441
• WellChoice, Inc. 66,000	3,709
• WellPoint, Inc. 40,000	5,110
	113,015
Pharmaceuticals & Biotechnology 25.4%	
Abbott Laboratories 44,500	2,188
❼ Applied Biosystems Group — Applera Corp. 249,800	5,296
Bristol-Myers Squibb Co. 91,900	2,389
• Celera Genomics Group — Applera Corp. 95,800	881

Security and Number of Shares	Value ($ x 1,000)
CNS, Inc. 57,717	1,084
• Enzon Pharmaceuticals, Inc. 65,000	504
• InterMune, Inc. 55,000	594
•⑩ Invitrogen Corp. 71,200	5,217
⑧ Johnson & Johnson 77,100	5,291
▲•④ Kos Pharmaceuticals, Inc. 113,500	5,467
▲ Merck & Co., Inc. 152,200	5,160
Pfizer, Inc. 121,600	3,304
• Techne Corp. 70,000	2,925
	40,300

Rights
0.0% of net assets

Pharmaceuticals & Biotechnology 0.0%

• OSI Pharmaceuticals, Inc. expires 01/18/05 458	–

Security Rate, maturity date	Face Amount ($ x 1,000)

Short-Term Investments
4.3% of net assets

	Face Amount	Value
Brown Brothers Harriman, Grand Cayman Time Deposit 2.36%, 05/02/05	3,807	3,807
Citibank NA, Nassau Time Deposit 2.36%, 05/02/05	1,500	1,500
Wells Fargo, Grand Cayman Time Deposit 2.36%, 05/02/05	1,500	1,500
		6,807

Security Rate, maturity date	Face Amount ($ x 1,000)	Value ($ x 1,000)

U.S. Treasury Obligations
0.2% of net assets

▲ U.S. Treasury Bills 2.72%-2.75%, 06/16/05	340	**339**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan
3.2% of net assets

Short-Term Investment 3.2%

Securities Lending Investments Fund 5,081,562	**5,082**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
Russell 2000 Index, e-mini, Long Expires 06/17/05	30	1,743	**(102)**
S&P 500 Index, e-mini, Long Expires 06/17/05	33	1,912	**(43)**
			(145)

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $4,522 of securities on loan)	$160,461
Collateral invested for securities on loan	5,082
Receivables:	
Fund shares sold	1,478
Dividends	47
Due from brokers for futures	45
Income from securities lending	1
Prepaid expenses	+ 19
Total assets	**167,133**

Liabilities

Collateral invested for securities on loan	5,082
Payables:	
Fund shares redeemed	76
Investments bought	3,332
Investment adviser and administrator fees	7
Transfer agent and shareholder service fees	3
Trustee fees	1
Accrued expenses	+ 31
Total liabilities	**8,532**

Net Assets

Total assets	167,133
Total liabilities	− 8,532
Net assets	**$158,601**

Net Assets by Source

Capital received from investors	146,100
Net investment loss	(160)
Net realized capital losses	(4,357)
Net unrealized capital gains	17,018

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$158,601		12,589		$12.60

Unless stated, all numbers x 1,000.

The fund paid $143,298 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$116,765
Sales/maturities	$28,542

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$143,436
Net unrealized gains and losses:	
Gains	$20,596
Losses	+ (3,571)
	$17,025
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$–
Long-term capital gains	$–
Capital losses utilized	$4,567
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$890
2011	+ 3,638
	$4,528

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$240
Interest	31
Lending of securities	+ 1
Total investment income	**272**

Net Realized Gains and Losses

Net realized gains on investments sold	356
Net realized losses on futures contracts	(2)
Net realized gains	**354**

Net Unrealized Gains and Losses

Net unrealized gains on investments	10,857
Net unrealized losses on futures contracts	+ (145)
Net unrealized gains	**10,712**

Expenses

Investment adviser and administrator fees	257
Transfer agent and shareholder service fees	119
Trustees' fees	3
Custodian fees	17
Portfolio accounting fees	6
Professional fees	12
Registration fees	9
Shareholder reports	8
Other expenses	+ 1
Total expenses	**432**

Increase in Net Assets from Operations

Total investment income	272
Net expenses	− 432
Net investment loss	**(160)**
Net realized gains	354
Net unrealized gains	+ 10,712
Increase in net assets from operations	**$10,906**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million; 0.515% of the next $500 million; and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expense (excluding interest, taxes and certain non-routine expenses) will not exceed 1.10% of the fund's average daily net assets through February 27, 2006.

These add up to a net gain on investments of $11,066.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment loss	($160)	($303)
Net realized gains	354	4,394
Net unrealized gains	+ 10,712	3,441
Increase in net assets from operations	**$10,906**	**$7,532**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	8,347	$103,023	3,244	$33,738
Shares redeemed	+ (763)	(9,260)	(1,206)	(12,342)
Net transactions in fund shares	**7,584**	**$93,763**	**2,038**	**$21,396**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	5,005	$53,932	2,967	$25,004
Total increase	+ 7,584	104,669	2,038	28,928
End of period	**12,589**	**$158,601**	**5,005**	**$53,932**

Unless stated, all numbers x 1,000.

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$24
Prior period	$41

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $160 at the end of the current period.

Schwab Technology Fund™

Financial Statements

Financial Highlights

	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	7/3/00[1]–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	4.42	4.32	2.90	3.86	8.52	10.00
Income or loss from investment operations:						
Net investment loss	(0.00)[2]	(0.04)	(0.02)	(0.02)	(0.03)	(0.02)
Net realized and unrealized gains or losses	(0.22)	0.14	1.44	(0.94)	(4.63)	(1.46)
Total income or loss from investment operations	(0.22)	0.10	1.42	(0.96)	(4.66)	(1.48)
Net asset value at end of period	4.20	4.42	4.32	2.90	3.86	8.52
Total return (%)	(4.98)[3]	2.31	48.97	(24.87)	(54.69)	(14.80)[3]
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.99[4]	1.02[5]	1.04	0.89	0.89	0.89[4]
Gross operating expenses	0.99[4]	1.02	1.25	1.15	1.16	1.52[4]
Net investment loss	(0.03)[4]	(0.78)	(0.65)	(0.57)	(0.65)	(0.63)[4]
Portfolio turnover rate	40[3]	109	165	117	120	37[3]
Net assets, end of period ($ x 1,000,000)	42	49	43	26	39	48

* Unaudited.
[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.
[5] The ratio of net operating expenses would have been 1.01% if interest expense had not been included.

Portfolio Holdings as of April 30, 2005, unaudited

This section shows all the securities in the fund's portfolio by industry classification and their value, as of the report date.

The fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. The schedule of portfolio holdings filed on the fund's most recent Form N-Q is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.4% Common Stock	39,365	41,485
0.6% Short-Term Investment	256	256
100.0% Total Investments	39,621	41,741
0.1% Collateral Invested for Securities on Loan	56	56
(0.1)% Other Assets and Liabilities, Net		(76)
100.0% Total Net Assets		41,721

Security and Number of Shares	Value ($ x 1,000)

Common Stock 99.4% of net assets

Semiconductors & Semiconductor Equipment 18.7%

• Agere Systems, Inc., Class A 130,300	153
•❻ Applied Materials, Inc. 125,400	1,865
• DSP Group, Inc. 18,500	446
• Integrated Device Technology, Inc. 15,700	168

Security and Number of Shares	Value ($ x 1,000)
❶ Intel Corp. 131,160	3,085
Linear Technology Corp. 26,200	936
• LSI Logic Corp. 35,800	192
• MIPS Technology, Inc., Class A 60,300	422
National Semiconductor Corp. 17,100	326
• Photronics, Inc. 14,600	232
	7,825

Software & Services 41.2%

Adobe Systems, Inc. 22,200	1,320
• Alliance Data Systems Corp. 700	28
• Ansys, Inc. 20,000	609
❿ Autodesk, Inc. 41,600	1,324
• BEA Systems, Inc. 4,600	32
• Checkfree Corp. 33,100	1,214
• Citrix Systems, Inc. 39,800	896
• Computer Sciences Corp. 4,100	178
• Earthlink, Inc. 113,100	1,038
Electronic Data Systems Corp. 46,500	900
• Intuit, Inc. 14,600	588
• McAfee, Inc. 19,100	399
•❸ Oracle Corp. 228,848	2,645
• Parametric Technology Corp. 95,900	510
•❾ Progress Software Corp. 52,800	1,409
The Reynolds & Reynolds Co., Class A 32,800	865
SS&C Technologies, Inc. 41,700	1,060
• Sybase, Inc. 48,900	926
• Synopsys, Inc. 33,000	543
• United Online, Inc. 79,000	694
	17,178

Technology Hardware & Equipment 39.5%

Agilysys, Inc. 59,100	781
• Apple Computer, Inc. 18,000	649
• Avaya, Inc. 51,800	450
• Cisco Systems, Inc. 33,360	576
• Coherent, Inc. 5,300	170
• Digi International, Inc. 80,700	859
•❼ EMC Corp. 118,500	1,555
■• Emulex Corp. 3,600	56

Security and Number of Shares	Value ($ x 1,000)
❺ Hewlett-Packard Co. 91,300	1,869
Inter-Tel, Inc. 6,400	122
International Business Machines Corp. 10,600	810
❹ Motorola, Inc. 129,000	1,979
•❽ NCR Corp. 46,200	1,524
• Quantum Corp. 12,900	31
Scientific-Atlanta, Inc. 32,800	1,003
• Storage Technology Corp. 23,800	662
• Sun Microsystems, Inc. 167,700	609
•❷ Xerox Corp. 209,600	2,777
	16,482

Security Rate, maturity date	Face Amount ($ x 1,000)	
Short-Term Investment 0.6% of net assets		
Citibank NA, Nassau Time Deposit 2.36%, 05/02/05	256	**256**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 0.1% of net assets	
Short-Term Investment 0.1%	
Securities Lending Investments Fund 55,575	**56**

End of collateral invested for securities on loan.

Statement of
Assets and liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $53 of securities on loan)		$41,741
Collateral held for securities on loan		56
Receivables:		
Fund shares sold		22
Dividends		5
Prepaid expenses	+	12
Total assets		**41,836**

Liabilities

Collateral held for securities on loan		56
Payables:		
Fund shares redeemed		28
Investment adviser and administrator fees		2
Transfer agent and shareholder service fees		1
Trustees' fees		1
Accrued expenses	+	27
Total liabilities		**115**

Net Assets

Total assets		41,836
Total liabilities	–	115
Net assets		**$41,721**

Net Assets by Source

Capital received from investors	80,624
Net investment loss	(6)
Net realized capital losses	(41,017)
Net unrealized capital gains	2,120

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$41,721		9,928		$4.20

Unless stated, all numbers x 1,000.

The fund paid $39,621 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$19,452
Sales/maturities	$25,136

Federal Tax Data

Portfolio cost		$39,695
Net unrealized gains and losses:		
Gains		$4,628
Losses	+	(2,582)
		$2,046
As of October 31, 2004:		
Net undistributed earnings:		
Ordinary income		$–
Long-term capital gains		$–
Capital losses utilized		$2,579
Unused capital losses:		
Expires 10/31 of:		Loss amount
2009		$16,276
2010		18,148
2011	+	6,697
		$41,121

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Dividends		$232
Interest	+	1
Total investment income		**233**

Net Realized Gains and Losses

Net realized gains on investments sold	**214**

Net Unrealized Gains and Losses

Net unrealized losses on investments	**(2,189)**

Expenses

Investment adviser and administrator fees		131
Transfer agent and shareholder service fees		61
Trustees' fees		3
Custodian fees		15
Portfolio accounting fees		3
Professional fees		12
Registration fees		6
Shareholder reports		6
Interest expense		1
Other expenses	+	1
Total expenses		239

Decrease in Net Assets from Operations

Total investment income		233
Net expenses	−	239
Net investment loss		**(6)**
Net realized gains		214
Net unrealized losses	+	(2,189)
Decrease in net assets from operations		**($1,981)**

Unless stated, all numbers x 1,000.

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million; 0.515% of the next $500 million; and 0.49% of assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 1.10% of the fund's average daily net assets through February 27, 2006.

These add up to a net loss on investments of $1,975.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment loss	($6)	($405)
Net realized gains	214	2,569
Net unrealized losses	+ (2,189)	(2,375)
Decrease in net assets from operations	**($1,981)**	**($211)**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,186	$5,479	4,936	$23,679
Shares redeemed	+ (2,359)	(10,892)	(3,798)	(17,389)
Net transactions in fund shares	**(1,173)**	**($5,413)**	**1,138**	**$6,290**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period	$8
Prior period	$44

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	11,101	$49,115	9,963	$43,036
Total increase or decrease	+ (1,173)	(7,394)	1,138	6,079
End of period	**9,928**	**$41,721**	**11,101**	**$49,115**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment loss in the amount of $6 at the end of the current period.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Schwab Premier Equity Fund, Schwab Dividend Equity Fund, Schwab Small-Cap Equity Fund and Schwab Hedged Equity Fund offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Core Equity Fund, Schwab Financial Services Fund, Schwab Health Care Fund and Schwab Technology Fund each offer one share class.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The Schwab Premier Equity Fund commenced its operations on March 21, 2005. The Schwab Hedged Equity Fund started offering Investor Shares on March 1, 2005 and the fund shares in existence prior to March 1, 2005 were designated as Select Shares.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
  Schwab S&P 500 Index Fund
  Schwab Small-Cap Index Fund
  Schwab Total Stock Market Index Fund
  Schwab International Index Fund
  Schwab MarketTrack All Equity Portfolio
  Schwab MarketTrack Growth Portfolio
  Schwab MarketTrack Balanced Portfolio
  Schwab MarketTrack Conservative Portfolio
  Laudus U.S. MarketMasters Fund
  Laudus Balanced MarketMasters Fund
  Laudus Small-Cap MarketMasters Fund
  Laudus International MarketMasters Fund
  Schwab Premier Equity Fund
  Schwab Core Equity Fund
  Schwab Dividend Equity Fund
  Schwab Small-Cap Equity Fund
  Schwab Hedged Equity Fund
  Schwab Financial Services Fund
  Schwab Health Care Fund
  Schwab Technology Fund
  Schwab Institutional Select S&P 500 Fund
  Schwab Institutional Select Large-Cap Value Index Fund
  Schwab Institutional Select Small-Cap Value Index Fund

See financial notes.

"initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Schwab Hedged Equity Fund may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position. However, if the value rises, the fund typically would have to add to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Funds may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. The funds may make direct transactions with certain other Schwab Funds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and

lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Financial Services Fund	–	62	2.82
Schwab Technology Fund	–	179	2.83

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net

investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments for net operating losses and losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessi-

tate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Schwab Hedged Equity Fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreements between the Trusts and CSIM (each an "Agreement" and, together, the "Agreements") with respect to existing funds in the Trusts. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive a memorandum from fund counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. Finally, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

Board meetings to consider renewal of the Agreements are regularly scheduled to take place in May. Therefore, during the report period there were no Agreement renewals. However, at the November 16, 2004 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the creation of the new Schwab Premier Equity Fund (the "Fund") and approved the amendment of the Agreement relating to the Fund's Trust (the "Fund Agreement") to appoint CSIM as investment adviser to the Fund. This approval was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services to be provided to the Fund under the Fund Agreement, including the resources of CSIM and its affiliates to be dedicated to the Fund;

2. CSIM's investment performance with respect to other funds using related investment techniques and how it compared to that of other comparable mutual funds;

3. the Fund's anticipated expenses and how those expenses compared to those of other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Schwab, with respect to other funds using similar investment strategies, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale might be realized as the Fund grows and whether fee levels relating to the Fund in the Fund Agreement reflect those economies of scale for the benefit of Fund investors.

Nature, Extent and Quality of Services. At prior meetings, the Board has extensively considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees have evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees have also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees have also considered Schwab's excellent reputation as a full service firm and its overall financial condition. The Board considered how these factors could apply to the Fund under the terms of the Fund Agreement. Following such evaluation, the Board concluded that, within the context of its full deliberations, the nature, extent and quality of services to be provided by CSIM to the Fund and the resources of CSIM and its affiliates to be dedicated to the Fund, supported approval of the Fund Agreement.

Fund Performance. At prior meetings, the Board has considered performance of other funds using related investment techniques in determining whether to renew the Agreements with respect to such funds. Specifically, the trustees have considered each existing fund's performance relative to its peer group and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of that review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the analysis. In evaluating the performance of each existing fund, the trustees have considered both risk and shareholder risk expectations for such fund. The Board also considered how these factors could apply to the Fund under the terms of the Fund Agreement. Following such evaluation, the Board

concluded that, within the context of its full deliberations, the performance of the existing funds and performance of CSIM supported approval of the Fund Agreement with respect to the Fund.

Fund Expenses. With respect to the Fund's expenses, the trustees considered the rate of compensation with respect to the Fund called for by the Fund Agreement, and the Fund's net operating expense ratio in comparison to those of other comparable mutual funds. The trustees also considered information about average expense ratios of comparable mutual funds in the Fund's expected peer group. Finally, the trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total Fund expenses from exceeding a specified cap for at least one year and that CSIM, through the waiver, will maintain the Fund's net operating expenses at competitive levels for its distribution channels. Following such evaluation, the Board concluded that, within the context of its full deliberations, the expenses of the Fund are reasonable and supported approval of the Fund Agreement with respect to the Fund.

Profitability. With regard to profitability, at prior meetings the trustees have considered the compensation flowing to CSIM and its affiliates, directly or indirectly. The trustees have also considered any other benefits derived by CSIM from its relationship with the existing funds, such as investment information or other research resources. In determining profitability of CSIM and its affiliates, the trustees have reviewed management's profitability analyses with the assistance of independent accountants. The trustees have considered whether the varied levels of compensation and profitability under the Agreements and other service agreements were reasonable and justified in light of the quality of all services rendered to each existing fund by CSIM and its affiliates. The Board also considered how

these factors could apply to the Fund. However, because the Fund had no operating history at the time of the Board's deliberations, the Board did not reach a specific conclusion with respect to the profitability of CSIM and its affiliates under the Fund Agreement with respect to the Fund.

Economies of Scale. The trustees considered the possible existence of any economies of scale and whether those will be passed along to the Fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of Fund expenses, the trustees considered that CSIM and Schwab historically have committed, and in the future may commit, resources to minimize the effects on shareholders of diseconomies of scale during periods when Fund assets are relatively small through their expense waiver agreement. The trustees noted that such diseconomies of scale may particularly affect newer funds, such as the Fund, or funds with investment strategies that are currently out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The Trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded that, within the context of its full deliberations, the Fund should obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the Fund Agreement to reflect the addition of the Fund and concluded that the compensation with respect to the Fund under the Fund Agreement is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers of Schwab Capital Trust

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 4/30/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Individuals Who Are Officers of the Trust but Not Trustees

Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Stanford University, Special Assistant to the President, *from 1996-2001,* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

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[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
    Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

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[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812